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As filed with the Securities and Exchange Commission on August 6, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CapitalSource Healthcare REIT
(Exact name of registrant as specified in its declaration of trust)

MARYLAND (State or other jurisdiction of incorporation or organization)	26-2730129 (I.R.S. Employer Identification)
30699 Russell Ranch Road Suite 200 Westlake Village, CA 91362 (800) 370-9431 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James J. Pieczynski
President and Chief Executive Officer
CapitalSource Healthcare REIT
30699 Russell Ranch Road
Suite 200
Westlake Village, CA 91362
(800) 370-9431
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:
James E. Showen, Esq. Kevin L. Vold, Esq. Hogan & Hartson LLP 555 Thirteenth Street, N.W. Washington, DC 20004 (202) 637-5600	Steven A. Museles Chief Legal Officer CapitalSource Inc. 4445 Willard Avenue, 12th Floor Chevy Chase, MD 20815 (301) 841-2700	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Shares of Beneficial Interest	$345,000,000	$13,559

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)
Includes offering price of common shares that the underwriters have the option to purchase, if any.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. CapitalSource may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities in any jurisdiction where an offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 6, 2008

                      Shares

Common Shares of Beneficial Interest

         CapitalSource Healthcare REIT is a newly organized real estate investment trust, or REIT, formed principally to invest in healthcare-related real estate assets. We are managed and advised by a wholly owned subsidiary of CapitalSource Inc. (NYSE: CSE), or CapitalSource. Upon completion of this offering and its contribution to us of our initial assets as described in this prospectus, CapitalSource will own approximately        % of our outstanding common shares of beneficial interest, or common shares.

         We intend to qualify as a REIT for federal income tax purposes. Our common shares are subject to ownership limitations that are intended to assist us in qualifying and maintaining our qualification as a REIT. Our board of trustees intends to grant a limited exemption from these ownership limits to CapitalSource.

         This is our initial public offering and no public market currently exists for our common shares. CapitalSource is offering all of the common shares to be sold in this offering. We will not receive any proceeds from the sale of common shares by CapitalSource. We anticipate that the initial public offering price of these common shares will be between $            and $            per share. After this offering, the market price for our common shares may be outside this range. We intend to apply to list our common shares on the New York Stock Exchange under the symbol "CHR."

         Investing in our common shares involves a high degree of risk. See "Risk Factors" beginning on page 17.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to CapitalSource, before expenses	$	$

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         CapitalSource has granted the underwriters an option to purchase up to            additional common shares on the same terms and conditions as set forth above if the underwriters sell more than            common shares in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the common shares to investors on or about                        , 2008.

Joint Book-Running Managers

Banc of America Securities LLC    Citi    Credit Suisse

The date of this prospectus is                 , 2008.

        You should rely only on the information contained in this prospectus. We and CapitalSource have not, and the underwriters have not, authorized anyone to provide you with different information. CapitalSource is not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained in our web site does not constitute part of this prospectus.

        CapitalSource Healthcare REIT, our logo, and other trademarks mentioned in this prospectus are the property of their respective owners.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	17
CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS	45
USE OF PROCEEDS	46
DISTRIBUTION POLICY	46
CAPITALIZATION	49
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	50
SELECTED COMBINED FINANCIAL DATA	58
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	60
QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK	79
BUSINESS	81
MANAGEMENT AGREEMENT	106
CONFLICTS OF INTEREST IN OUR RELATIONSHIP WITH CAPITALSOURCE	111
MANAGEMENT	114
PRINCIPAL AND SELLING SHAREHOLDERS	125
OTHER ARRANGEMENTS BETWEEN CAPITALSOURCE AND US	126
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST	134
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	143
UNDERWRITING	169
LEGAL MATTERS	174
EXPERTS	174
WHERE YOU CAN FIND MORE INFORMATION	174
INDEX TO FINANCIAL STATEMENTS	F-1

        This prospectus includes market share, industry data and forecasts that we obtained from various U.S. government agencies, including the U.S. Census Bureau and the Centers for Medicare and Medicaid Services. In this prospectus, we also refer to additional information regarding market data obtained from internal sources, market research, and publicly available information.

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our common shares. You should read this entire prospectus, including the information set forth under "Risk Factors" and our historical combined financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common shares.

        In this prospectus, unless the context otherwise requires or indicates, references to "we," "our company," "our," and "us" refer to CapitalSource Healthcare REIT. Unless the context otherwise requires or indicates, references to "CapitalSource" are to CapitalSource Inc. and its consolidated subsidiaries, including CapitalSource Finance LLC, the wholly owned subsidiary that will serve as our manager, and references in this prospectus to information about our assets, financial condition and results of operations are on a pro forma basis.

OVERVIEW OF OUR COMPANY

        We are a newly organized Maryland real estate investment trust, or REIT, investing in income producing healthcare-related facilities, principally skilled nursing facilities, or SNFs, located in the United States. Upon consummation of this offering, we believe we will own one of the largest portfolios of SNFs in the United States. As of March 31, 2008, our portfolio of properties consisted of 187 facilities located in 23 states and operated by 41 third-party operator groups. Approximately 98% of these facilities are SNFs, with the remainder being either long-term acute care facilities or assisted living facilities, or ALFs. In addition to these properties, we will hold a $150 million participation in a $375 million, five-year mezzanine loan made by CapitalSource in 2007. In this prospectus, we refer to this loan as the Genesis mezzanine loan.

        We are managed by CapitalSource Finance LLC, a wholly owned subsidiary of CapitalSource Inc., a NYSE-listed, middle market commercial finance company which will own            % of our outstanding common shares following this offering. CapitalSource has been a significant lender to middle market healthcare companies since its inception in 2000. Through March 31, 2008, CapitalSource had originated over $6.9 billion in loans to approximately 335 healthcare clients and, as of March 31, 2008, CapitalSource's healthcare finance loan portfolio included approximately $3.4 billion in commitments to approximately 168 clients. CapitalSource commenced its healthcare net lease business in January 2006 and, since that time, has made over $1 billion of direct real estate investments, all of which will be contributed to us immediately prior to the completion of this offering. We believe that CapitalSource's expertise, knowledge and relationships will enable us to originate, manage and enhance our healthcare-related investments. In addition, we believe that, along with our sale leaseback product, CapitalSource's commercial lending capabilities allow us to offer a broader array of healthcare financing solutions to facility operators than other healthcare REITs. As a result, we expect to see a wider range of quality investment opportunities.

        We expect to continue to invest primarily in SNFs. These properties fill an important and growing need in the healthcare industry by offering restorative, rehabilitative and custodial nursing care to seniors and other people not requiring the more extensive treatment available at hospitals. SNFs provide these services at considerably lower costs than hospitals or other facilities, and also provide services to residents beyond room and board, including occupational, physical, speech, respiratory and intravenous therapy, wound care, and orthopedic therapy as well as sales of pharmaceutical products and other services, which are generally not available in other forms of senior housing such as ALFs or independent living facilities, or ILFs. We believe that SNFs represent a highly attractive investment opportunity due to the aging of the United States population, the declining number of nursing homes, barriers to entry for new SNF construction and CapitalSource's in-depth knowledge of the healthcare reimbursement system.

        We generate most of our revenues from our ownership of healthcare facilities through long-term triple-net leases with qualified operators. We also generate interest and fee income from our participation in the Genesis mezzanine loan. For the year ended December 31, 2007 and for the three months ended March 31, 2008, on a pro forma basis, we generated total revenues of $125.6 million and $31.8 million, net income of $48.6 million and $14.5 million, funds from operations, or FFO, of $84.7 million and $23.5 million, and funds available for distribution, or FAD, of $77.3 million and $21.5 million, respectively. FFO and FAD are not financial measures recognized under generally accepted accounting principles in the United States, or GAAP, and therefore, should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Like many other REITs, we use FFO and FAD as supplemental measures of operating performance, as historical cost accounting for real estate assets assumes that the value of these assets diminishes predictably over time as evidenced by the provision for depreciation. Since real estate values have historically risen or fallen with market conditions, we believe that FFO and FAD should be examined in conjunction with net income to facilitate a clear understanding of our combined historical results. For more information with respect to FFO and FAD and a reconciliation of FFO and FAD to GAAP net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR MANAGER

        We have a long-term management agreement with a wholly owned subsidiary of CapitalSource, a leading commercial finance, investment and asset management company focused on the middle market. CapitalSource provides senior and subordinate commercial loans, invests in real estate and residential mortgage assets, and engages in asset management and servicing activities. CapitalSource has 95 professionals dedicated to the healthcare industry, including 14 employees focused on healthcare real estate investment origination and 18 portfolio management employees, whose primary focus is healthcare real estate. In addition, our relationship with CapitalSource offers us access to CapitalSource's proprietary asset management database, its unique systems and its disciplined processes for underwriting and monitoring operators' asset performance. Our officers, who are employees of CapitalSource, have extensive experience investing in healthcare-related assets at CapitalSource and with other healthcare finance companies. Although our officers will not be dedicating all of their time to us, we believe the equity incentives granted to them in connection with this offering will ensure that their interests are aligned with those of our shareholders.

        Under our management agreement, our manager is responsible for administering our business activities and day-to-day operations, including sourcing originations, providing underwriting services and processing approvals for all real estate investments. Our manager also provides administrative, servicing and portfolio management functions with respect to our business and assets. Our manager's well-established operations and services benefit us in each of these areas.

        We have established a policy designed to minimize potential conflicts of interests with CapitalSource and to allocate investment opportunities between us. Under that policy, we will have the exclusive right to invest in all types of healthcare-related real property that are originated by or presented to CapitalSource through direct acquisitions of healthcare-related real property or equity investments in entities owning healthcare-related real property, and CapitalSource will continue to provide debt financing to healthcare-related companies through its commercial finance business. Our conflicts of interest policy also provides that all pari passu co-investments we make with CapitalSource must be on terms at least as favorable to us as to CapitalSource, and further requires that any co-investments we make in debt tranches of different priorities must be approved by our independent trustees unless the terms are no less favorable than those with the most favored third party participant or the terms are determined by third party bids or published market data. Our participation in other investments originated or sourced by CapitalSource will require approval of our independent trustees. For more information on this, see "Conflicts of Interest in Our Relationship with CapitalSource."

OUR COMPETITIVE STRENGTHS

        We believe several characteristics distinguish us from our competitors, including:

  •
  Significant Benefits from Our Affiliation with CapitalSource.  We believe our relationship with CapitalSource provides us with several significant benefits:
  •
  Extensive Experience in the Healthcare Real Estate Industry. CapitalSource provides us with a team of professionals with extensive experience in the healthcare real estate sector. Since its inception in 2000, CapitalSource has originated approximately $3.7 billion of healthcare real estate and mortgage investments. We believe that CapitalSource's sophisticated platform and infrastructure provide us with operating efficiencies and capabilities that differentiate us from our competitors.

  •
  Sizable Network of Relationships. Our affiliation with CapitalSource provides us with access to a significant number of acquisition opportunities through the large number of relationships CapitalSource has cultivated and currently maintains with SNF operators. These relationships include our existing network of 41 operator groups and CapitalSource's past, current and prospective clients. CapitalSource's pre-existing relationships led to ten of our thirteen acquisitions, having a total purchase price of $554 million. The remaining three acquisitions, having a total purchase price of $500 million, were originated by our senior leadership team through their relationships with the prior owners of the properties.

  •
  Strong Brand Identity. We believe that CapitalSource has established a reputation in the healthcare finance industry as a leading source of capital for middle market operators. As an entity that is affiliated with CapitalSource and bears the CapitalSource name, we believe that we benefit from this widely recognized reputation.

  •
  Multiple Product Offerings. We believe CapitalSource's ability to offer SNF operators first mortgage, mezzanine, cash flow and asset-based revolving credit facilities makes CapitalSource a key source of financing for healthcare industry participants. We believe this helps to expand the universe of acquisition opportunities available to us.

  •
  Attractive Existing Portfolio.  Our portfolio of properties as of March 31, 2008 included 187 long-term care facilities containing 22,179 beds. In addition to these properties, we hold a $150 million participation in the Genesis mezzanine loan made in 2007.
  •
  Diverse Portfolio with Large Number of Operators. Our facilities have 41 different operator groups and are located in 23 states. Only three operator groups produced more than 10% of our contractual rental income, with the largest operator group contributing only 13% for the three months ended March 31, 2008. The substantial majority of our operator groups each contributed less than 5% of our contractual rental income for that period.

  •
  Defensible Market Niche. Substantially all of the income generated from our facilities for the three months ended March 31, 2008 was derived from facilities in states that require approval for development and expansion of healthcare facilities. These states, as well as the remaining states in which we own properties, require Medicaid contracts for operators to accept residents reliant on Medicaid reimbursement. We believe that these barriers limit competition for our operators and enhance the value of our properties and the stability of our earnings.

  •
  Significant Presence in Attractive Markets. For the three months ended March 31, 2008, approximately 37% and 16% of our portfolio, measured by contractual rental income,

      consisted of assets located in Florida and Texas, respectively. We believe that Florida and Texas are attractive markets in which to invest. Both states have a large and growing elderly population, a large number of quality operators, and have recently passed tort reform legislation, which we believe makes the operating environments in these states more favorable.

    •
    Stable and Predictable Cash Flow. As of March 31, 2008, approximately 85% of our leases had primary terms that expire in 2013 or later and average remaining lease terms of 8.6 years. Substantially all of our leases provide for minimum annual rents that are subject to annual increases based upon increases in the Consumer Price Index, or CPI, or a fixed minimum percentage of between 2% and 3%. We regularly monitor our credit risk under our lease agreements with our operators by, among other things, evaluating two key metrics that we believe best portray each operator's ability to pay rent to us. Using financial information reported to us, we monitor for each lease (1) the ratio of facilities' annualized net operating income, or NOI, before management fees to annualized contractual rental income and (2) the ratio of facilities' annualized NOI after management fees to annualized contractual rental income. For the three months ended March 31, 2008, the ratios of NOI before and after management fees were 2.0x and 1.4x, respectively.

  •
  Proven Ability to Acquire Assets at Attractive Terms.  CapitalSource commenced its healthcare net lease business in 2006. During 2006, we acquired 128 properties, which increased our net real estate investments to $721.0 million as of December 31, 2006. During 2007, we acquired another 59 properties, increasing our net real estate investments by approximately 39% to $1.0 billion as of December 31, 2007. As of March 31, 2008, our average asset acquisition cost per bed was $46,969. Since acquiring our first healthcare net lease assets in January 2006, we have collected over 99% of the rents billed.

  •
  Attractive Capital Structure with Significant Availability.  Following completion of this offering, we will have a ratio of total debt to total assets of 28.8%, which we believe compares favorably to most public healthcare REITs. In addition, we expect to have $         million of committed, undrawn available credit, which provides us with significant capacity to fund future investments.

  •
  Strong Senior Leadership.  John Delaney, the non-executive chairman of our board of trustees, is the co-founder, chairman and chief executive officer of CapitalSource, a position he has held since inception in 2000. James Pieczynski, our president and chief executive officer, is co-president of the healthcare and finance business of CapitalSource. Messrs. Delaney and Pieczynski have an average of 15 years experience in the healthcare finance and real estate industries, and both have long-term employment agreements with CapitalSource.

  •
  Strong Alignment of Interests with CapitalSource and Management.  We believe that we have a mutually beneficial relationship with CapitalSource, which provides us with a strong alignment of interests. We believe that our sale leaseback product presents an attractive financing alternative for CapitalSource's existing and prospective clients, and provides CapitalSource with a broader array of products to market to healthcare industry participants. Following completion of this offering, CapitalSource will own approximately      % of our outstanding common shares. In addition, we intend to grant to our executive officers equity incentives in connection with this offering. We believe that CapitalSource's significant equity ownership in us and the equity incentives granted to our officers will ensure that the interests of CapitalSource, our officers and our other shareholders are aligned.

OUR ASSETS

  Our Portfolio of Properties

        As of March 31, 2008, our healthcare net lease portfolio consisted of 187 facilities with 22,179 beds in 23 states leased to 41 third-party operator groups. These facilities, which are principally SNFs, are subject to long-term, triple-net leases. We may lease an individual property to a single operator as part of an individual lease or we may lease multiple properties to a single operator as part of a master lease. We may also enter into multiple leases with a single operator. In addition, certain of our individual operators may be different subsidiaries of a common parent company or may have received guarantees from a common guarantor. As such, for determining concentrations of risk, we aggregate properties into operator groups based upon (1) related acquired properties under leases that share the same operator or guarantor or (2) a single entity that may be held liable for the rental payments on two or more properties as either operator or guarantor (through cross-collateralization or cross-default provisions). As of March 31, 2008, 157 of our 187 properties were subject to master leases or were cross-defaulted, providing additional credit support for the performance of these 157 properties.

        The following tables summarize information about these properties as of March 31, 2008:

Operator Diversification

Operator Group	Facilities	Beds	Percentage of Contractual Rental Income
Delta Health Group	17	2,186	13.3%
Florida Institute for Long Term Care, LLC	18	2,439	12.5%
New Bell Facilities Services, L.P.	36	4,066	10.9%
TenInOne Acquisition Group, LLC	10	1,574	7.7%
Signature Holdings II, LLC	10	937	6.0%
Other (36 operator groups)	96	10,977	49.6%

Total	187	22,179	100.0%

Geographic Diversification

State	Facilities	Beds	Percentage of Contractual Rental Income
Florida	59	7,302	37.3%
Texas	47	5,517	16.4%
Tennessee	10	1,589	9.7%
Indiana	14	1,392	6.4%
Mississippi	6	634	3.9%
Other (18 states)	51	5,745	26.3%

Total	187	22,179	100.0%

  Our Loan Asset

        Our loan asset is a $150 million participation in the Genesis mezzanine loan, a $375 million, five-year mezzanine loan made to FC-Gen Acquisition, Inc., a subsidiary of the entity that acquired the assets formerly owned by Genesis. The Genesis mezzanine loan matures in July 2012 and bears interest at a rate of 30-day LIBOR plus 7.5%. Interest on the loan is payable monthly in arrears. There is also a $3.75 million termination fee due at the time of repayment of the loan, of which we are entitled to $1.5 million. In addition, there is an additional termination fee that accrues monthly at the rate of 1% per annum on the outstanding principal balance of the loan and is payable at the time of the repayment of the loan. As of March 31, 2008, Genesis operated 137 owned properties (16,633 beds), 42 leased properties (5,162 beds), and 29 joint venture or managed facilities (3,932 beds). Of these facilities, 184 are SNFs and 24 are ALFs. In addition, as of March 31, 2008, Genesis operated an ancillary division that provides rehabilitation therapy services to providers. CapitalSource holds a $175 million participation in the Genesis mezzanine loan and holds a $50 million participation in the $1.3 billion first mortgage loan made to the property owning entities of the facilities and their ultimate parent. The remaining $50 million participation in the Genesis mezzanine loan is held by an affiliate of Citigroup Global Markets Inc., one of the underwriters in this offering.

OUR INDUSTRY AND MARKET OPPORTUNITY

        Healthcare is one of the largest industries in the United States and has strong growth characteristics. According to the 2007 National Health Expenditures forecast published by the Centers for Medicare and Medicaid Services, or CMS, healthcare spending in the United States is projected to grow at a compound annual growth rate, or CAGR, of approximately 6.7% through 2017. As a percentage of gross domestic product, or GDP, healthcare spending is projected to increase by over 3% to 19.5% of GDP in 2017 with an expected spending level of over $4.3 trillion. CMS projects that national nursing home expenditures will grow from $124.9 billion in 2006 to $217.5 billion in 2017, representing a 5.2% CAGR.

        A primary reason for the rapid expected growth in healthcare spending and a primary growth driver for long-term care facilities is the aging of the U.S. population and increasing life expectancies. According to a 2008 report by the Federal Interagency Forum on Aging-Related Statistics, in 2006, there were approximately 37 million people aged 65 or older, comprising just over 12% of the total U.S. population. The number of Americans aged 65 or older is expected to climb from approximately 37 million in 2006 to approximately 48 million in 2017, representing a CAGR of 2.5%, compared to a total U.S. population which is expected to grow at a CAGR of 0.8% over the same period. In 2030, the population of this age category is expected to be twice as large as in 2006, growing from 37 million to 71.5 million and representing nearly 20% of the total U.S. population. In addition, CMS projects that the number of Americans aged 85 or older is expected to increase 13% by 2010 and 27% by 2020. We believe these statistics validate our investment thesis, as there is a direct correlation between increased usage of SNFs and increases in age. In 2005, there were 30 SNF stays per 1,000 Medicare enrollees aged 65-74, compared with 228 stays per 1,000 Medicare enrollees age 85 and over. Overall, for Medicare enrollees aged 65 and over, SNF stays increased significantly from 28 per 1,000 Medicare enrollees in 1992 to 79 per 1,000 Medicare enrollees in 2005.

        In addition to positive demographic trends, the demand for services provided by operators of SNFs is expected to increase substantially during the next decade primarily due to the impact of cost containment measures by government and private-pay sources. We expect payors to continue to transfer higher acuity patients from hospitals to less expensive care settings, such as SNFs.

        According to CMS, in 2007 there were approximately 15,800 nursing homes with approximately 1.7 million beds and an average occupancy rate of 89%. We believe that the demand for these properties will continue to increase over time as a result of the aging population and limited new construction, coupled with a slight reduction in the number of nursing homes over the past several years. In addition to the typical zoning concerns and construction costs that generally limit all new construction projects, there are two other reasons why we expect new SNF construction to be limited. First, in many states it is a condition precedent to construction and operation of a new SNF that the operator obtain a certificate of need, or CON, from appropriate state regulators. Typically, state regulators grant CONs only if there is a clearly demonstrated need for additional facilities, which generally requires the operator/applicant to show that all other facilities in the targeted area are operating at or above 95% occupancy levels. This regulatory hurdle creates a considerable barrier to entry for new facility construction. Second, although private pay options and Medicare reimbursement represent the high margin portion of the nursing home industry, CMS notes that approximately 65% of the occupants of SNFs receive Medicaid benefits. As a result, facility operators must obtain and maintain long-term Medicaid contracts to provide them with suitable assurances that they will be able to operate with stable revenue streams. As with CONs, Medicaid contracts must be entered into with state agencies that are the payors of Medicaid reimbursement. These agencies operate within budgets and typically approve new reimbursement contracts only if there is a clearly demonstrated need. Again, this barrier to entry puts owners of existing facilities at a competitive advantage as compared to prospective new entrants into the SNF market.

OUR STRATEGY

        Our strategy is to capitalize on CapitalSource's platform to identify, evaluate and invest in properties that will provide us with strong, stable cash flow and capital appreciation. We expect to expand and further diversify our portfolio over time as follows:

Utilize the CapitalSource Platform to Source New Investments

        As a leading provider of financing alternatives to SNF operators and other middle market healthcare companies, CapitalSource has developed a platform to source potential healthcare real estate investments. CapitalSource has many significant relationships within the healthcare real estate industry and a team of dedicated employees who are responsible for identifying, evaluating, acquiring and monitoring new healthcare investments. We believe that CapitalSource's broad network of industry relationships and extensive resources will provide us with access to a strong pipeline of future acquisition opportunities.

Capitalize on Current Attractive Industry Conditions

        We believe that our industry is characterized by several attractive attributes that increase the number and the quality of investment opportunities available to us, including:

  •
  Growing demand for SNF services due to an aging population;

  •
  Cost containment measures by the government and private payors, which we believe will result in increased demand for our properties;

  •
  Highly fragmented industry;

  •
  Significant regulatory restrictions for new SNFs;

  •
  Need for new capital in existing facilities due to aging of physical infrastructure;

  •
  Stability of the current healthcare reimbursement system relative to that of the past;

  •
  Current credit conditions reducing the number of financing options available to operators, making our triple-net financing product more attractive; and

  •
  We believe other healthcare REITs have reduced their focus on SNFs and are repositioning their portfolio to a higher private pay mix and, consequently, are less willing to commit new capital to the SNF industry.

Identify Attractive Investment Opportunities with New and Existing Operators

        We intend to focus our business and investment efforts on locating established, creditworthy, small owners and regional chains with operators that meet our standards for high quality and managerial experience. Our past, current and prospective clients and the clients of CapitalSource provide us with the foundation for an attractive investment strategy. We intend to pursue acquisitions that diversify our portfolio geographically and increase the number of our operators. We believe CapitalSource's underwriting experience allows it to accurately assess the quality of the operators with which we do business. CapitalSource has developed systems and personnel to evaluate potential investments to ensure we continue to invest in quality and profitable assets. Prior to making an investment, CapitalSource will consider the facility's historical and forecasted cash flow and its ability to meet operational needs, including capital expenditures. In addition, CapitalSource will consider qualitative factors such as the quality and experience of management, the creditworthiness of the operator of the facility, the physical condition and geographic location of the facility, the reimbursement environment, the occupancy and demand for similar healthcare facilities in the same or nearby communities, the payor mix and the overall general economic environment.

Opportunistically Expand into Additional Asset Classes

        Pursuant to our management agreement, we have the exclusive right to make all direct acquisitions of healthcare-related real property or equity investments in entities owning healthcare-related real property originated by or presented to CapitalSource. We may expand our portfolio of properties opportunistically to include other types of healthcare properties such as ILFs and ALFs or add additional loans to qualified operators. We may also expand our investment strategy to include other net leased assets that we believe would benefit from CapitalSource's underwriting and servicing expertise.

OUR CORPORATE STRUCTURE

        Immediately prior to the consummation of this offering, CapitalSource will contribute all of its healthcare net lease assets and a $150 million participation in the Genesis mezzanine loan to us in exchange for             common shares, determined assuming that CapitalSource acquires these shares at a price equal to $        , the midpoint of the range set forth on the cover page of this prospectus. CapitalSource will sell all of the shares to be sold in this offering. The following chart shows the structure of our organization following completion of this offering:

SUMMARY RISK FACTORS

        An investment in our common shares involves significant risks. You should carefully consider the risks discussed in the section "Risk Factors" beginning on page 17 prior to deciding whether to invest in our common shares. These risks include, but are not limited to, the following:

  •
  We are highly dependent upon CapitalSource for our success and may not find a suitable replacement if the management agreement expires without being renewed or is terminated.

  •
  The terms of the management agreement and the agreement by which we will acquire our initial assets from CapitalSource were not negotiated on an arm's-length basis, and may not be as favorable to us as if these agreements had been negotiated with a third party.

  •
  CapitalSource will control more than a majority of our outstanding common shares following completion of this offering, enabling it to control the outcome of all matters submitted to our shareholders for approval and to cause us to take, or refrain from taking, actions that might be in the best interest of other shareholders.

  •
  The management fee is payable regardless of our performance.

  •
  We have no history operating as a separate, stand-alone company and may have difficulty operating our business in compliance with the regulatory requirements applicable to REITs and to public companies.

  •
  Our investments will be concentrated in SNFs and other healthcare facilities and related assets, making us vulnerable to negative trends in this industry, including any significant cost increases, reductions in reimbursement rates or other regulatory changes, that could negatively affect our operators' businesses and abilities to pay rent to us.

  •
  The value of our properties depends in large part on the success of our operators in running profitable businesses and maintaining positive reputations in their communities, and their failure to do so could have a material adverse effect on us successfully and profitably operating our business.

  •
  Our operators' failure to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments could result in our operators being unable to meet their obligations to us.

  •
  We have large concentrations of properties in Florida and Texas, making us vulnerable to economic downturns, regulatory changes or acts of nature in those states.

  •
  Our leverage could impair our results of operations, limit our ability to make distributions to shareholders and prevent us from making new acquisitions.

  •
  Our failure to qualify or remain qualified as a REIT would have significant adverse consequences to us and the value of our common shares.

OUR TAX STATUS

        We intend to qualify as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with our taxable year ending December 31, 2008. As a REIT, we generally will not be subject to federal taxes on our taxable income to the extent that we distribute our taxable income to shareholders and maintain our qualification as a REIT. As a REIT, we are permitted to own up to 100% of a taxable REIT subsidiary, or TRS. We may form a TRS to hold a portion of our participation in the Genesis mezzanine loan. To the extent that a TRS is formed and generates income, it would be taxable as a corporation and would pay federal, state and local income tax on its net income.

        To maintain REIT status, we must meet, on a continuing basis, a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state, and local taxes on our income or property. See "Material U.S. Federal Income Tax Considerations."

DISTRIBUTION POLICY

        We intend to distribute to our shareholders each year all or substantially all of our REIT taxable income. By making these distributions, we will not be required to pay corporate income tax or excise tax on our REIT income as we will be able to qualify for the tax benefits afforded to REITs under the Internal Revenue Code. While we expect to make distributions quarterly, the actual amount, timing and frequency of distributions will be determined by our board of trustees based upon those factors they deem relevant. See "Distribution Policy."

OWNERSHIP RESTRICTIONS

        To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, our declaration of trust will generally prohibit any shareholder from directly or indirectly owning (or being deemed to own by virtue of certain attribution provisions of the Internal Revenue Code) more than 7.9% or 9.9% in value or in number of shares, whichever is more restrictive, of our common shares or preferred shares, respectively. In addition, our declaration of trust will generally prohibit direct or indirect ownership (or deemed ownership by virtue of certain attribution provisions of the Internal Revenue Code) of our shares by any person that would cause us to own, actually or constructively (taking into account certain attribution provisions of the Internal Revenue Code), a 10% or greater interest in any of our operators. Our board of trustees intends to grant to CapitalSource a limited exemption from the ownership limitation applicable to our common shares. See "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer."

CORPORATE INFORMATION

        We were organized in the State of Maryland on May 30, 2008. Our principal executive offices are located at 30699 Russell Ranch Road, Suite 200, Westlake Village, CA 91362 and our telephone number is (800) 370-9431. Our website address is                        . Information contained on our website is not part of this prospectus.

        CapitalSource's principal executive offices are located at CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815. Information contained on CapitalSource's website is not part of this prospectus.

The Offering

Common shares offered by CapitalSource	shares
Common shares to be outstanding immediately after this offering	shares
Use of Proceeds	We will not receive any proceeds from the common shares being offered for sale by CapitalSource.
Listing	We intend to apply to list our common shares on the NYSE under the symbol "CHR."

        The number of common shares outstanding after this offering includes             shares that we intend to grant to our trustees and officers and other employees of CapitalSource, and excludes             common shares available for future grant under our equity incentive plan. Unless otherwise stated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common shares from CapitalSource.

 SUMMARY FINANCIAL AND PRO FORMA INFORMATION

        We are newly organized and will not acquire our assets until completion of this offering. The financial statements included in this prospectus reflect the operations of the healthcare net lease segment of CapitalSource and a $150 million participation in the Genesis mezzanine loan as if the CapitalSource healthcare net lease segment and $150 million loan asset had been operated together in a single business as a separate, stand-alone company throughout all relevant periods. We refer to these operations as those of the "Carve-out Entity" in this prospectus. To facilitate an analysis of our financial condition and results of operations, we also present financial information in this prospectus on a pro forma basis.

        The following summary historical combined financial, pro forma and other data should be read in connection with "Unaudited Pro Forma Combined Financial Statements," "Selected Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and related notes thereto of the Carve-out Entity included elsewhere in this prospectus.

        The summary historical combined financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from the Carve-out Entity's audited combined financial statements and notes thereto included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The summary historical combined financial data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been derived from the Carve-out Entity's unaudited historical combined financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in the future.

        The unaudited pro forma combined statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 and March 31, 2007 have been prepared as though the acquisition of the properties acquired by the Carve-out Entity in the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, as well as the contribution to us of our initial assets and the related transactions, had occurred as of January 1, 2007. The unaudited pro forma combined balance sheet as of March 31, 2008 has been prepared as though the acquisition of properties acquired by the Carve-out Entity in the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, as well as the contribution to us of our initial assets and the related transactions, had occurred on March 31, 2008.

        The pro forma adjustments described below are based upon available information and assumptions that management believes are reasonable. These adjustments are estimates and may not prove to be accurate. Information regarding these adjustments constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Language Regarding Forward-Looking Statements."

        The pro forma adjustments include the following items:

  •
  Retirement of debt owed to CapitalSource, in connection with the contribution of our initial assets, in the principal amount of approximately $248 million as of March 31, 2008;

  •
  Removal of the historical allocation of expenses attributed to our assets while within CapitalSource, and imposition of expenses related to the annual management fee of 0.50% of our average gross invested assets plus other expenses we expect to bear as a public company;

  •
  Recognition of revenues and related expenses on properties acquired during 2007 and 2008, assuming those properties were acquired and operational as of January 1, 2007; and

  •
  Elimination of noncontrolling interests reflecting the redemption of interests held by minority partners in a portion of our assets.

        Our unaudited pro forma combined statements of operations do not give effect to the expenses incurred in connection with this offering because these non-recurring charges will be incurred by CapitalSource. Additionally, we expect to obtain a secured revolving credit facility that will be available primarily to finance our future direct real estate investments and for general corporate use. We do not believe this facility will be drawn in the near future and, therefore, we have not made any pro forma adjustments related to this facility.

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2007	2007	2008	2008
			Pro Forma (unaudited)	(unaudited)	(unaudited)	Pro Forma (unaudited)
	($ in thousands)
Operating Information
Revenues
Operating lease income	$30,380	$95,191	$105,612	$19,667	$26,709	$26,816
Interest and fee income	194	10,805	19,982	185	4,951	4,951

Total revenues	30,574	105,996	125,594	19,852	31,660	31,767
Operating expenses
Interest expense	13,373	46,262	26,820	9,168	11,000	5,558
Depreciation	11,464	31,955	36,212	6,749	8,969	8,994
General and administrative	3,809	10,460	11,760	2,819	2,658	2,454
Loss on impairment of assets	—	1,225	1,225	—	—	—
Loss on debt extinguishment	2,497	—	—	—	—	—

Total expenses	31,143	89,902	76,017	18,736	22,627	17,006

Income (loss) before gain on sale of real estate and noncontrolling interests expense	(569)	16,094	49,577	1,116	9,033	14,761
Gain on sale of real estate	—	156	156	—	—	—
Noncontrolling interests expense	(4,711)	(4,951)	(1,089)	(1,352)	(1,153)	(271)

Net income (loss)	$(5,280)	$11,299	$48,644	$(236)	$7,880	$14,490

	As of March 31, 2008
	Actual	Pro Forma
	(unaudited)	(unaudited)
	($ in thousands)
Balance Sheet Information
Real estate investments, net	$1,016,972	$1,016,972
Loan, net	151,369	151,369
Total debt	607,561	359,818
Total equity	519,584	800,307
Total liabilities and equity	1,247,826	1,247,826

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2007	2007	2008	2008
			Pro Forma (unaudited)	(unaudited)	(unaudited)	Pro Forma (unaudited)
	($ in thousands)
Cash Flows
Provided by (used in) operating activities	$(10,139)	$(103,484)		$7,080	$10,364
Used in investing activities	(513,664)	(266,300)		(91,396)	(5,474)
Provided by (used in) financing activities	530,311	379,364		88,038	(13,815)
Other Information
FFO	$6,184	$43,098	$84,700	$6,513	$16,849	$23,484
FAD	4,886	36,491	77,301	5,682	14,898	21,525

        Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time as evidenced by the provision for depreciation. However, since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient. In response, the National Association of Real Estate Investment Trusts, or NAREIT, created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation from net income. FFO, as defined by NAREIT, means net income, computed in accordance with GAAP, exclusive of gains (or losses) from sales of real estate, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FAD represents FFO excluding: (i) net straight-line rental adjustments; (ii) rental income related to above/below market leases; and (iii) amortization of deferred financing costs.

        FFO and FAD as presented herein are not necessarily comparable to FFO and FAD presented by other real estate companies due to the fact that not all real estate companies use the same definition. FFO and FAD should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance or as an alternative to cash flow provided by operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is FFO or FAD necessarily indicative of sufficient cash flow to fund all of our needs, including dividends. FFO and FAD are not financial measures recognized under GAAP and are unaudited for all periods presented. We believe that in order to facilitate a clear understanding of our combined historical operating results, FFO and FAD should be examined in conjunction with net income as presented in the combined financial statements and data included elsewhere in this prospectus.

        The following table is a reconciliation of our net income (loss) to FFO and FAD:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2007	2007	2008	2008
			Pro Forma (unaudited)	(unaudited)	(unaudited)	Pro Forma (unaudited)
	($ in thousands)
Net income (loss)	$(5,280)	$11,299	$48,644	$(236)	$7,880	$14,490
Adjustments:
Depreciation on real estate assets	11,464	31,955	36,212	6,749	8,969	8,994
Gain on sale of real estate	—	(156)	(156)	—	—	—

FFO	$6,184	$43,098	$84,700	$6,513	$16,849	$23,484
Adjustments:
Straight-lining of rent	(4,012)	(7,668)	(8,460)	(1,637)	(2,107)	(2,115)
Loss on extinguishment of debt	2,497	—	—	—	—	—
Amortization related to above (below) market leases	185	472	472	691	(156)	(156)
Amortization of deferred financing fees	32	589	589	115	312	312

FAD	$4,886	$36,491	$77,301	$5,682	$14,898	$21,525

 RISK FACTORS

        An investment in our common shares involves significant risk. You should carefully consider the material risks described below before making an investment decision. These risks are not the only ones that we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. If this were to happen, the price of our common shares could decline significantly and you could lose all or part of your investment.

RISKS RELATED TO CONFLICTS OF INTEREST AND OUR RELATIONSHIP WITH CAPITALSOURCE

We are highly dependent upon CapitalSource in the performance of its obligations under our management agreement, and we may not find a suitable replacement or be able to operate successfully as a stand-alone entity if CapitalSource is unable to perform or if our management agreement expires without being renewed or is terminated.

        We do not, and do not expect to, have any employees. Our officers and all of the professionals at CapitalSource that are dedicated to the healthcare industry are employees of CapitalSource. We do not have any separate facilities and rely completely on CapitalSource, which has significant discretion in implementing our operating policies and strategies. We depend on CapitalSource's diligence, skill and network of business contacts. CapitalSource will source, evaluate, negotiate, structure, close, service and monitor our investments. CapitalSource is currently, and from time to time may be, subject to various risks which could negatively impact or impair its business, operations or financial condition, including, without limitation, risks resulting from CapitalSource's recent formation and organization and future integration and operation of CapitalSource Bank, a wholly owned subsidiary of CapitalSource that is subject to regulation by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Events or factors having a negative impact on CapitalSource's business or financial condition, or the industries in which it operates, may negatively impact CapitalSource's ability to provide us with essential services, which could harm our operations and performance.

        We are also subject to the risk that our manager will not renew the management agreement and that no suitable replacement will be found. After 2011, the expiration of the initial three-year term of the management agreement, or upon the expiration of any automatic one-year renewal term, CapitalSource may elect not to renew the management agreement without cause and without penalty, on 180 days' prior written notice to us. We can offer no assurance that CapitalSource Finance LLC will remain our manager, that we will be able to find an adequate replacement for it should our manager elect not to renew the management agreement, or that we will continue to have access to CapitalSource's principals and professionals and their information or deal flow. We are highly dependent upon CapitalSource for our success, and we may not be able to operate successfully as a stand-alone entity.

Termination of our management agreement would be difficult and costly, which could adversely affect our business and results of operations.

        We may not terminate the management agreement without cause during the initial three-year term or any renewal term. If we elect to not renew the agreement upon expiration of the initial three-year term or any renewal term, we will be required to pay a termination fee, within 90 days of termination, equal to the average annual management fee earned during the two years immediately prior to termination, multiplied by two. The termination fee will be calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. In addition, following any termination of the management agreement, we must pay our manager all compensation accruing to the date of the termination. These provisions increase the cost of terminating the management agreement and may limit our ability to terminate the management agreement even if we believe CapitalSource's performance is not satisfactory.

We do not have the ability to choose the personnel performing the obligations of our manager and the management agreement does not limit the additional business activities in which CapitalSource, its affiliates or its personnel may engage, which could reduce the amount of time they dedicate to us.

        The management agreement does not require CapitalSource to dedicate specific personnel to fulfilling its obligations to us or require personnel to dedicate a specific amount of time to our affairs. CapitalSource is free, at any time and without consulting us, to change the composition, responsibilities and tenure of its personnel, including those persons who are designated as our officers. We can offer no assurance that CapitalSource will not remove or significantly change the responsibilities of key members of its personnel at any time or, if it does so, that CapitalSource will appoint or provide a suitable replacement. If CapitalSource elects to change the composition of the key personnel providing services under the management agreement (or such persons are no longer available or employed by CapitalSource), we are not entitled to terminate the management agreement, and any such change may have a material and adverse effect on our performance. In addition, the departure of a significant number of CapitalSource's professionals would have a material adverse effect on our performance. The ability of CapitalSource and its affiliates and employees to engage in other business activities could reduce the time and effort spent on the management of us.

        Additionally, the management agreement contains non-solicitation provisions that prohibit us from hiring employees of CapitalSource, except under very limited circumstances. Furthermore, Messrs. Delaney and Pieczynski are restricted by their respective employment agreements with CapitalSource and/or its affiliates from joining any entity that competes with CapitalSource, including us. These restrictions significantly reduce the number of qualified executive candidates that may comprise our management team if we were to elect to internalize our management functions.

The management agreement does not require CapitalSource to utilize any particular resources available to it and any failure by CapitalSource to utilize its resources for our benefit could have a negative impact on our performance.

        CapitalSource has proprietary information systems and access to the skills of professionals with experience and expertise that it intends to apply in its approach to real estate origination and the underwriting approval process. See "Business—Origination, Underwriting and Servicing." We can provide no assurance, however, that our Manager will use these or any other particular resources available to it in its management of us, and the management agreement does not require that our Manager utilize any of these resources in fulfilling its obligations to us. Furthermore, the failure of our Manger to use any particular resources does not give us the right to terminate the management agreement. Any failure by our Manager to utilize these resources could have a negative impact on our performance.

Conflicts of interest may arise by virtue of some of our officers and trustees holding key positions with CapitalSource and advising CapitalSource and its affiliates on their own investment opportunities, while at the same time providing essential services to us.

        All of our officers, as well as Mr. Delaney, our non-executive chairman, hold, and likely will continue to hold, key positions with CapitalSource and its affiliates and have responsibilities to advise CapitalSource and its affiliates in connection with their investment opportunities. In addition, these persons are, and likely will continue to be, the beneficiaries of separate compensation and incentive plans from CapitalSource and/or its affiliates in addition to any compensation or incentives received from us, which may incentivize them to devote more of their time and efforts to CapitalSource and its business. The stock holdings of Mr. Delaney and our officers, which represented approximately 4% of CapitalSource's outstanding shares of common stock as of March 10, 2008, provide further incentives to them to focus their attention on CapitalSource and its business. Furthermore, the mortgage financing provided by our Manager and its affiliates is a competitive product to the long-term, triple-net leases that we structure with our operators. As a result, some of these people may have duties or otherwise have incentives to perform services for CapitalSource and/or its affiliates that are not in our best interest, thereby presenting conflicts of interest.

CapitalSource is a lender to some of our operators and may service these loans in a manner that favors their interests as a lender as opposed to our interests as a landlord.

        Through its healthcare and specialty finance segment, CapitalSource regularly makes secured loans to operators of healthcare facilities, including certain operators of our facilities, who often turn to CapitalSource for revolving loans collateralized by their Medicare and Medicaid receivables and other assets. As of March 31, 2008, CapitalSource had outstanding 25 revolving lines of credit to 18 of our operators, which loans had an aggregate principal balance of $422.8 million, bore interest at a weighted average rate of 6.9% per year and had a weighted average time to maturity of 1.3 years. In servicing each of these loans, CapitalSource frequently must assess the ability of our operators to repay principal and interest when due. Situations may arise where, in the course of its servicing activities, CapitalSource must decide whether to extend further credit to an operator, grant the operator a waiver from the terms of its loan documents or exercise remedies available to them. CapitalSource's interest as lender to some of our operators may result in its interests not being aligned to ours, as landlord to those operators. As a result, the decisions CapitalSource makes in this regard could have adverse consequences on our operators' ability to pay rent and otherwise comply with the terms of their leases with us. CapitalSource may act in its own interests, as opposed to ours, in these situations.

The management agreement and the agreement by which we will acquire our initial assets was not negotiated on an arm's-length basis. As a result, the terms may not be as favorable to us as if it was negotiated with an unaffiliated third party.

        The management agreement and the agreement by which we will acquire our initial assets was negotiated between related parties. As a result, we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third party and the terms may not be as favorable to us as if we did engage in negotiations with an unaffiliated third party, including the terms of the contribution and the consideration paid in exchange for the initial assets under the agreement by which we will acquire our initial assets. We have not obtained any independent third-party appraisals of the initial assets to be contributed to us, and our manager will determine the fair market value of the initial assets upon the closing of this offering. CapitalSource will contribute our initial assets to us immediately prior to the completion of this offering and, in exchange, we will issue to CapitalSource             common shares. As a result, the consideration that we will pay in exchange for the contribution of the assets upon the completion of this offering may exceed the fair market value of these assets.

        In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement or the agreement by which we will acquire our initial assets because of our desire to maintain our ongoing relationship with our manager and CapitalSource. In addition, under the agreement by which we will acquire our initial assets, we will release and discharge CapitalSource from all liabilities (except certain income tax liabilities for tax periods (or portions of tax periods) ending on or before the closing of this offering) existing or arising on or before the contribution, including in connection with the contribution and this offering.

CapitalSource will source most of our investments, and we may also participate in investments in which CapitalSource is also participating, which could result in conflicts of interest.

        CapitalSource will source most of our investments, and we may participate in real estate loan transactions in which CapitalSource is also participating. Our participation in transactions originated by, or in which we co-invest or participate with, CapitalSource will not be the result of arm's-length negotiations and may involve conflicts between our interests and the interests of CapitalSource in obtaining favorable terms and conditions. There is no assurance that our conflicts of interest policy that addresses some of the conflicts relating to our investments, which is described under "Conflicts of Interest In Our Relationship with CapitalSource," will be adequate to address all of the conflicts that may arise. In each case, some of the same officers will be determining the price and terms for the investments for both us and CapitalSource, and there can be no assurance that the procedural protections, such as obtaining market prices or other reliable indicators of fair market value, will be sufficient to ensure that the consideration we pay for these investments will not exceed the fair market value and that we would not have received more advantageous terms for an investment had we negotiated the purchase with an independent third-party. Additionally, CapitalSource may have administrative or management authority over such investments; for example, an affiliate of CapitalSource serves as the administrative agent for the Genesis mezzanine loan in which we hold a $150 million participation and an affiliate of CapitalSource holds a $175 million participation. We cannot provide any assurance that such investments will not be serviced in a manner that favors CapitalSource as opposed to us.

        Further, CapitalSource will continue to offer mortgage financing to owners of SNFs and other healthcare facilities, and this mortgage financing might be viewed as a competitive product to the long-term, triple-net leases we structure with operators. Our conflicts of interest policy relating to these origination activities may not be adequate to address the conflicts that may arise.

Our manager will have broad discretion to invest our funds and may make investments that ultimately produce investment returns that are substantially below expectations or that result in losses.

        Our manager is authorized to follow broad investment guidelines and has great latitude within those guidelines in determining the types of assets it may decide are proper investments for us. Our board of trustees will periodically review our investment guidelines and our investment portfolio, but will not review or approve each proposed investment that does not involve a potential conflict with CapitalSource. In addition, our board of trustees will rely primarily on information provided to them by our manager in reviewing our investments and our assets. Furthermore, transactions entered into by our manager on our behalf may be costly, difficult or impossible to unwind by the time they are reviewed by our board of trustees. Our manager's investment discretion could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business and results of operations.

The management fee is payable regardless of our performance, which might reduce its incentive to devote time and effort to us, which in turn could harm our business and results of operations.

        Our manager is entitled to receive from us an annual management fee, paid monthly, that is based on 0.50% of the value of our average gross invested assets, which constitutes the sum of our net real estate investments plus accumulated depreciation plus loan receivable of $150 million, regardless of the performance of our portfolio. For example, we would pay our manager a management fee for a specific period even if we experienced a net loss during the same period. Our manager's entitlement to non-performance-based compensation might reduce its incentive to devote time and effort to managing our business and seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt our business and results of operations. Furthermore, the obligation to pay a fixed monthly fee regardless of performance could reduce the amount of cash we have available for distributions to our shareholders, thereby decreasing the market price of our common shares.

Our business plan relies on the use of the CapitalSource trademark and other intellectual property as well as information and communications systems belonging to CapitalSource and its affiliates, the loss of which could limit our ability to market, operate and expand our business.

        Our business plan relies on the use of the CapitalSource trademark and other intellectual property belonging to CapitalSource and its affiliates. We also will rely on CapitalSource to provide us with information and communications systems. Under an intellectual property agreement we will enter into with CapitalSource in connection with this offering, CapitalSource will license these intellectual property rights to us on a non-exclusive basis, for no consideration beyond the management fee payable under the management agreement. Upon termination of the management agreement, we will lose rights to use this trademark and intellectual property and access to the information and communications systems. Because we believe that our affiliation with CapitalSource and the ability to use its proprietary intellectual property afford us a competitive advantage, losing such rights and use of the information and communications systems could limit our ability to originate new investments and manage our existing properties and therefore have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We have no operating history. Our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future performance or results.

        We were organized in May 2008 and have no operating history, and CapitalSource acquired its first healthcare net lease assets in January 2006. As a result, CapitalSource has held our initial assets for a limited time, which may not be a sufficient period to allow investors to evaluate the quality and performance of these assets and the viability of our business and investment strategy. Moreover, the historical financial information included in this prospectus has been derived from CapitalSource's accounting records and is limited to only two years of audited financial statements. CapitalSource did not separately account for our business, and we did not operate as a separate, stand-alone company for any of the historical periods presented. Therefore, our historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a separate, stand-alone company prior to March 31, 2008 or what our results will be in the future. This is primarily a result of the following factors:

  •
  our historical financial results reflect allocations of corporate expenses from CapitalSource instead of the management fee and other general and administrative expenses we will incur as a public company;

  •
  our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the corporate-wide cash management policies of CapitalSource. After this offering, CapitalSource will not be required, and does not intend, to provide us with funds to finance our working capital or other cash requirements, so we may in the future need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and

  •
  significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public company. These changes could result in increased costs associated with reduced economies of scale, stand-alone costs for services currently provided by CapitalSource and the legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

Our portfolio currently consists predominantly of SNFs; any significant cost increases, reductions in reimbursement rates or other regulatory changes could negatively affect our operators' businesses and their ability to meet their obligations to us.

        Our initial assets are, and we expect a substantial majority of our future acquisitions to be, predominately comprised of SNFs. As a result of our focus on SNFs, any changes in governmental rules and regulations, particularly with respect to Medicare and Medicaid reimbursement, or any other changes negatively affecting SNFs, could have an adverse impact on our operators' revenues, costs and results of operations, which may affect their ability to meet their obligations to us.

Our failure to achieve our investment objectives and to manage future growth in an effective and efficient manner may have a negative impact on our business, financial condition and results of operations.

        Our ability to achieve our investment objectives depends on our ability to grow, which depends, in turn, on our manager and its ability to identify and invest in assets that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of CapitalSource's investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. Our ability to grow is also dependent upon CapitalSource's ability to successfully hire, train, supervise, manage and retain its employees. Additionally, our ability to invest in assets that meet our investment criteria on favorable terms and successfully integrate and operate them may be constrained by the following factors:

  •
  competition from other real estate investors with significant capital, including other publicly-traded REITs and institutional investment funds;

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  competition from other potential acquirers may significantly increase the purchase price for an acquisition facility, which could reduce our profitability;

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  unsatisfactory results of CapitalSource's due diligence investigations or failure to meet other customary closing conditions;

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  failure to finance an acquisition on favorable terms or at all;

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  misallocation of the time and amounts budgeted to make necessary improvements or renovations to acquired assets;

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  acquisition of assets subject to liabilities without recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons in respect of events transpiring or conditions existing before we acquired the assets and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the assets; and

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  failure by CapitalSource to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient operational staff to integrate and manage our assets.

        Any failure to achieve our investment objectives or to manage our growth effectively could have a material negative impact on our business, financial condition and results of operations.

We are subject to risks associated with debt financing, which could impair our results of operations and limit our ability to make distributions to our shareholders and prevent us from making new acquisitions.

        On a pro forma basis, as of March 31, 2008, our initial assets were subject to approximately $339.8 million of outstanding mortgage indebtedness and approximately $20.0 million of non-recourse junior subordinated debt. Financing for future investments and our maturing commitments may be provided by borrowings under our proposed credit facility led by affiliates of the underwriters of this offering, private or public offerings of debt, the assumption of secured indebtedness, mortgage financings on a portion of our owned portfolio or through joint ventures. Our level of indebtedness could have important consequences to us and our shareholders. For example, it could:

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  limit our ability to pay distributions to our shareholders;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

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  require us to pledge substantially all of our assets as collateral;

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  limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

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  expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interests;

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  limit our flexibility in planning for, or reacting to, changes in our business and industry; and

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  place us at a competitive disadvantage compared to our competitors that have less debt.

        Our ability to make payments of principal and interest on our indebtedness depends on our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditure or delay or abandon desirable acquisitions. Such measures might not enable us to service our debt and any failure to make required payments on our debt or abandonment of our planned growth strategy would result in an adverse effect on our liquidity, future ability to generate revenue and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

        Further, our outstanding indebtedness contains restrictions and covenants that require us and, in one instance, CapitalSource, to maintain or satisfy specified net worth, financial ratios and coverage tests. With respect to approximately $284.4 million of our mortgage indebtedness, we are subject to financial covenants requiring that the rents and net cash flow received from, or produced by, the encumbered properties exceed the debt service required on that debt by specified amounts over trailing 12-month periods. In addition, we have agreed in this same mortgage financing that we will, and we will act to ensure that our operators also will, conduct their businesses in material compliance with all applicable legal requirements, including applicable healthcare laws and regulations. Also in this financing, CapitalSource is the guarantor of our obligations and is required to maintain a net worth of at least $500 million.

        In addition, we expect that the terms of our proposed credit facility will require us to comply with additional financial and other covenants, including covenants that:

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  require us to maintain minimum tangible net worth equal to            % of the level we have at closing of this offering, plus            % of the proceeds to us of any future equity offerings raising proceeds for us;

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  prevent us from employing leverage in excess of            % of our total asset value;

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  require us to maintain a ratio of consolidated EBITDA to fixed charges of not less than            to             ;

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  prohibit us from making distributions to our shareholders in excess of            % of our FFO over time, except for such distributions as may be required to enable us to maintain our qualification as a REIT for federal income tax purposes;

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  require us to maintain our existence and qualification as a REIT for federal income tax purposes; and

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  limit our ability, without lender consent, to:
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  grant other liens or incur additional indebtedness in respect of our assets securing the facility;

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  make certain investments;

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  engage in certain affiliated or extraordinary transactions; or

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  change our significant accounting policies or reporting practices, except as required by GAAP or applicable law.

        These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we or CapitalSource fail to comply with any of these requirements, then the related indebtedness, and any other debt containing cross-default or cross-acceleration rights for our lenders, could become immediately due and payable. We cannot assure you that we could pay all of our debt if it became due, or that we could continue in that instance to make distributions to our shareholders and maintain our REIT qualification.

Mortgage debt obligations expose us to increased risk of loss of property, which could harm our ability to generate future revenues and could have an adverse tax effect.

        Our approximately $339.8 million of mortgage debt as of March 31, 2008 increases our risk of loss because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our earnings. Further, our mortgage debt generally contains cross-default and cross-collateralization provisions and a default on one facility could affect our other facilities and financing arrangements.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make distributions to our shareholders.

        Upon consummation of this offering, we expect to have approximately $283.3 million in variable interest rate mortgage debt outstanding. We have purchased an interest rate cap in respect of this variable rate debt for the benefit of our lenders. These and other interest rate swap arrangements we may enter into in the future involve risk, including the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that these arrangements may result in higher interest rates than we would otherwise have. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate changes may materially adversely affect results of operations and our ability to pay dividends to our shareholders.

We may be limited in pursuing certain of our rights and remedies under our $150 million participation in the Genesis mezzanine loan and similar mezzanine loans that we may make in the future, which could increase our risk of loss on these loans.

        Upon consummation of this offering, we expect to acquire and hold as one of our initial assets a $150 million participation in the Genesis mezzanine loan. Our participation in this loan comprised 12% of our total assets as of March 31, 2008. We may make, originate or participate in similar mezzanine loans in the future. Mezzanine loans often do not have the benefit of a lien against a borrower's collateral and are junior to any lien holder both as to collateral and payment. As a result of the subordinate nature of these types of loans, we may be limited in our ability to enforce our rights to collect principal and interest or to recover any of the loan balance through our right to foreclose on the collateral. For example, we typically would not be contractually entitled to receive payments of principal on a subordinated loan until the senior loan is paid in full, and may only receive interest payments if the borrower is not in default under its senior loan. In many instances, we may also be prohibited from foreclosing on a mezzanine loan until the senior loan is paid in full. Moreover, any amounts that we might realize as a result of our collection efforts or in connection with a bankruptcy or insolvency proceeding under a mezzanine loan generally must be turned over to the senior lender until the senior lender has realized the full value of its own claims. In addition, if we acquire a direct or indirect ownership interest in the Genesis properties as a result of a foreclosure, we generally will have to engage an operator that qualifies as an independent contractor within the meaning of the REIT rules to operate those properties in order to maintain compliance with the REIT rules. These restrictions may materially and adversely affect our ability to recover any or all of the principal and the interest of any non-performing mezzanine loans that we hold.

Our ability to raise capital through sales of equity is dependent, in part, on the market price of our common shares and the failure to meet market expectations with respect to our business could depress the market price of our common shares and limit our ability to sell equity.

        As with other publicly traded companies, the availability of equity capital to us will depend, in part, on the market price of our common shares which, in turn, will depend upon various market conditions and other factors that may change from time to time including:

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  the extent of investor interest;

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  the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

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  our financial performance and that of our operators;

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  the contents of analyst reports about us and the REIT and SNF industries overall;

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  general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our shares to demand a higher dividend from us;

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  our failure to maintain or increase our dividend, which is primarily dependent on growth of FFO and FAD, which in turn depends upon increased revenues from additional investments and rental increases; and

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  other factors such as governmental regulatory action and changes in REIT tax laws.

        The market value of the equity securities of a REIT is generally based upon the market's perception of the REIT's growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely depress the market price of our common shares.

The average age of our facilities is 34 years and in certain circumstances, we may become responsible for capital improvements. To the extent such capital improvements are not undertaken, our ability to lease these facilities on favorable terms may be affected, which in turn could affect our business and financial conditions.

        The average age of our facilities is 34 years. Although under the triple-net lease structure our operators generally are responsible for capital improvement expenditures, it is possible that an operator may not be able to fulfill its obligations to keep its facility in good operating condition. Further, we may be responsible for capital improvement expenditure on such facilities after the terms of the triple-net leases expire. To the extent capital improvements are not undertaken or deferred, the value of a property may decline, we may not be able to attract or retain our operators or the rent we charge for these properties may decline.

Our assets may be subject to impairment charges that could be significant.

        We periodically evaluate our real estate investments and other related assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, operator performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse affect on our results of operations and FFO in the period in which the write-off occurs. As part of our impairment evaluation, on December 31, 2007, we recorded a charge of approximately $1.2 million.

Since real estate investments are illiquid, we may not be able to sell our properties, all of which are subject to various restrictions, when we desire which could adversely affect our liquidity and results of operations as well as our ability to service our debt.

        Real estate investments generally cannot be sold quickly. We may not be able to alter the composition of our portfolio promptly in response to changes in the real estate market. This inability to respond to changes in the performance of our investments could adversely affect our ability to service our debt, our liquidity and results of operations. The real estate market is affected by many factors that are beyond our control, including:

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  changes in interest rates and in the availability, costs and terms of financing;

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  adverse changes in national and local economic and market conditions;

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  the ongoing need for capital improvements, particularly in older structures;

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  changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;

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  changes in operating expenses; and

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  civil unrest, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

        In addition, all of our properties are considered "special purpose" properties that cannot be readily converted to general residential, retail or office use. Healthcare facilities that participate in Medicare or Medicaid must meet extensive program requirements, including physical plant and operational requirements, which are revised from time to time. Such requirements may include a duty to admit Medicare and Medicaid patients, limiting the ability of the facility to increase its private pay census beyond certain limits. Medicare and Medicaid facilities are regularly inspected to determine compliance and may be excluded from the programs, in some cases without a prior hearing, for failure to meet program requirements. Transfers of operations of SNFs and other healthcare-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that our operator becomes unable to meet its obligations on the lease, the liquidation value of the property may be substantially less than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator with a new operator licensed to manage the facility. In addition, certain significant expenditures associated with real estate investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, our income and cash flows from operations would be harmed.

        Moreover, we cannot predict how long it may take us to find a willing and suitable purchaser for any property and to close the sale of such property. We also cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. In addition, REIT tax rules intended to prevent us from holding property primarily for sale in the ordinary course of our business (rather than for investment) may cause us to forego or defer sales of assets that otherwise would be in our best interest. State laws mandate certain procedures for lease terminations, and in certain states, we would face a time consuming lease termination process, during which time the property could be subject to waste. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition.

As an owner of real property, we may be exposed to environmental liabilities and to the extent any such liabilities are not adequately covered by insurance, our business, financial condition, liquidity and results of operations would suffer.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, such as asbestos, at, under or disposed of, in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required investigation, remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the assets of the owner and therefore be substantial. Although most of our leases require our operators to indemnify us for certain environmental liabilities, the scope of such obligations may be limited. For instance, most of our leases do not require an operator to indemnify us for environmental liabilities arising before the operator took possession of the premises. Further, we cannot assure you that any such operator would be able to fulfill its indemnification obligations to us. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Uninsured losses or losses in excess of our operators' insurance coverage could adversely affect our financial position and our cash flow.

        Under the terms of our leases, our operators generally are required to maintain comprehensive general liability, fire, flood, earthquake, boiler and machinery, nursing home or long-term care professional liability and extended coverage insurance with respect to our properties with policy specifications, limits and deductibles set forth in the leases or other written agreements between us and the operator. However, our properties may be adversely affected by casualty losses which exceed insurance coverages and reserves. Should an uninsured loss occur, we could lose both our investment in, and anticipated profits and cash flows from, the property. Even if it were practicable to restore the damage caused by a major casualty, the operations of the affected property would likely be suspended for a considerable period of time. In the event of any substantial loss affecting a property, disputes over insurance claims could arise.

RISKS RELATED TO THE OPERATORS OF OUR FACILITIES

        Our revenue and financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if any of our operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our facilities. These adverse developments could arise due to a number of factors, including those listed below.

The value of our facilities depends in large part on the success of our operators in running their businesses and their failure to do so could have a material adverse effect on our ability to successfully and profitably operate our business.

        The value of our facilities is tied to a large extent to the skills of the operators who operate them. We depend on our operators to operate the properties we own in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of our operators to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations, including any other SNFs or other properties or businesses they may acquire or operate. Cash flow generated by certain properties may not be sufficient for a operator to meet its obligations to us. Our financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our properties on economically favorable terms.

Some of our current operators have, and prospective operators may have, an option to purchase the facilities we lease to them, which could disrupt our operations.

        Some of our current operators have, and some prospective operators will have, the option to purchase, or rights of first offer or first refusal for, the facilities we lease to them. We cannot assure you that the formulas we have developed for setting the purchase price of these facilities will yield a fair market value purchase price. Any purchase not at fair market value could be challenged by healthcare regulatory authorities and, if at less than full value, may prevent us from realizing full value on the sale.

        If our operators and prospective operators determine to purchase the facilities they lease either during the lease term or after their expiration, the timing of those purchases will be outside of our control and we may not be able to re-invest the capital on as favorable terms, or at all. Our inability to effectively manage the turn-over of our facilities could materially adversely affect our ability to execute our business plan and our results of operations.

Some of our operators account for a significant percentage of our contractual rental income.

        For the quarter ended March 31, 2008, our contractual rental income was $24.7 million, of which approximately $3.3 million (13.3%) was from Delta Health Group, which operates 17 SNFs in Florida and Mississippi, $3.1 million (12.5%) was from Florida Institute of Long Term Care, which operates 17 SNFs and one ALF in Florida, and $2.7 million (10.9%) was from New Bell Facilities Services, L.P., which operates 35 SNFs in Texas and one in Pennsylvania. No other operator generated more than 8% of our contractual rental income for the three months ended March 31, 2008.

        The failure or inability of any of these operators to meet their obligations to us could materially reduce our rental income and net income, which could in turn reduce the amount of dividends we pay and cause our share price to decline.

The geographic concentration of our investments could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or otherwise negatively impacting our results of operations.

        As of March 31, 2008, the states in which we had our highest concentration of investments, as measured by contractual rental income, were Florida (37%) and Texas (16%). As a result, the conditions of those states' economies and real estate markets, changes in governmental laws and regulations, particularly with respect to Medicaid, acts of nature, demographics and other factors that may result in a decrease in demand for long-term care services in these states could have an adverse effect on our operators' revenues, costs and results of operations, which may limit their ability to meet their obligations to us. In addition, since some of these investments are located in Florida and Texas, our operators are particularly susceptible to revenue loss, cost increase or damage caused by hurricanes or other severe weather conditions or natural disasters. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance and expenses for our operators, or could limit the future availability of such insurance which could limit their ability to satisfy their obligations to us.

The bankruptcy, insolvency or financial deterioration of our operators could delay or prevent our ability to collect unpaid rents or require us to find new operators.

        We receive most of our income as rent payments under leases of our properties. We have no control over the success or failure of our operators' businesses and, at any time, any of our operators may experience a downturn in its business that may weaken its financial condition. As a result, our operators may fail to make rent payments when due or declare bankruptcy. Any failure to make rent payments when due or bankruptcy could result in the termination of an operator's lease and could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares.

        If operators are unable to comply with the terms of the leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of an operator to perform under a lease could require us to declare a default, terminate the lease with respect to such operator and find a suitable replacement operator, or sell the property. There is no assurance that we would be able to lease a property on equal or better terms, if at all, or find another operator, successfully reposition the property for other uses or sell the property on favorable terms.

        If any lease expires or is terminated, we could be responsible for all of the operating expenses for that property until it is re-leased or sold. If we experience a significant number of un-leased properties, our operating expenses could increase significantly. Any significant increase in our operating costs may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares.

        Any bankruptcy filing by or relating to one of our operators could bar all efforts by us to collect pre-bankruptcy debts from that operator or seize its property. An operator bankruptcy could also delay our efforts to collect past due balances under the leases and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares. Furthermore, dealing with an operator's bankruptcy or other default may divert management's attention and cause us to incur substantial legal and other costs.

        If one or more of our operators files for bankruptcy relief, the Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. However, our leases with operators that lease more than one of our properties are generally made pursuant to a single master lease covering all of that operator's properties leased from us, or are cross-defaulted with other leases, and consequently, it is possible that in bankruptcy the debtor-operator may be required to assume or reject the master lease or cross-defaulted leases as a whole, rather than making the decision on a property-by-property basis, thereby preventing the debtor-operator from assuming the better performing properties and terminating the master lease or cross-defaulted leases with respect to the poorer performing properties. The Bankruptcy Code generally requires that a debtor must assume or reject a contract in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly, where a collection of documents is determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others.

Our operators are faced with increased litigation, rising insurance costs and enhanced government scrutiny that may affect their ability to make payments to us.

        As is typical in the healthcare industry, our operators are often subject to claims that their services have resulted in resident injury or other adverse effects. The insurance coverage maintained by our operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to operators due to state law prohibitions or limitations on availability. As a result, our operators operating in these states may be liable for damage awards (including punitive damage awards) that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of long-term care providers, particularly in the area of Medicare/Medicaid false reimbursement claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on an operator's financial condition.

        Moreover, advocacy groups that monitor the quality of care at healthcare facilities have sued healthcare operators and called upon state and federal legislators to enhance their oversight of trends in healthcare facility ownership and quality of care. Patients have also sued healthcare facility operators and have, in certain cases, succeeded in winning very large damage awards for alleged abuses. This litigation and potential litigation in the future has materially increased the costs incurred by our operators for monitoring and reporting quality of care compliance. In addition, the cost of medical malpractice and liability insurance has increased and may continue to increase so long as the present litigation environment affecting the operations of healthcare facilities continues. Increased costs could limit our operators' ability to make payments to us, potentially decreasing our revenue and increasing our collection and litigation costs. To the extent we are required to remove or replace the operators of our healthcare properties, our revenue from those properties could be reduced or eliminated for an extended period of time.

Operators that fail to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

        Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators' costs of doing business and on the amount of reimbursement by both government and other third-party payors. We have no direct control over our operators' ability to meet the numerous federal, state and local regulatory requirements. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. In particular:

  •
  Medicare and Medicaid.  A significant portion of our operators' revenue is derived from governmentally funded reimbursement programs, primarily Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from such programs. Loss of certification or accreditation would cause the revenues of our operators to decline, jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline. State licensing and Medicare and Medicaid laws also require operators of nursing homes and assisted living facilities to comply with extensive operating standards. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. Our operators and their managers receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies, which have been identified or which are identified in the future, such sanctions may be imposed and, if imposed, may adversely affect their ability to meet their obligations to us, which could adversely affect our revenues.

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  Licensing and Certification.  Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss or suspension of licensure would prevent a facility from operating or result in a suspension of reimbursement payments until all licensure issues have been resolved and the necessary licenses obtained or reinstated. Our SNFs may require governmental approval, in the form of a certificate of need (CON) pursuant to laws and regulations that generally vary by state and may be subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may be unable to satisfy current and future CON requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time or permanently.

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  Fraud and Abuse Laws and Regulations.  There are various extremely complex federal and state laws governing a wide array of referral relationships and arrangements and which prohibit fraud by healthcare providers, including criminal and civil provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years to include broader provisions for the exclusion of providers from the Medicare and Medicaid programs.

    Furthermore, the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG-HHS, has announced a number of new and ongoing initiatives for 2008 to study instances of potential Medicare and Medicaid overbilling and/or fraud in SNFs and nursing homes. The OIG-HHS, in cooperation with other federal and state agencies, also continues to focus on the activities of SNFs in certain states in which we have properties. In addition, the federal False Claims Act allows a private individual with knowledge of fraud against the Medicare or Medicaid programs to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery from such a claim. Because of this monetary incentive, these so-called "whistleblower" suits have become more frequent. Some states currently have statutes that are analogous to the federal False Claims Act. The Deficit Reduction Act of 2005, or Deficit Reduction Act, encourages states to enact such legislation by permitting a state to retain an additional 10% of any recovery in a suit for false or fraudulent claims submitted to that state's Medicaid program if the enacted legislation is at least as effective as the federal False Claims Act in rewarding and facilitating whistleblower suits. Enforcement activity may increase as additional states enact legislation in response to the Deficit Reduction Act. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make lease payments to us or to continue operating its facility.

  •
  Other Laws.  Other laws that impact how our operators conduct their operations include federal and state laws designed to protect the confidentiality and security of patient health information; state and local licensure and certificate of need laws; laws protecting consumers against deceptive practices; laws generally affecting our operators' management of property and equipment; laws affecting how our operators generally conduct their operations, including fire, health and safety laws; federal and state laws affecting assisted living facilities mandating quality of services and care and quality of food service; laws concerning resident rights, including abuse and neglect laws; laws concerning the use and disposal of controlled substances; and the health standards set by the federal Occupational Safety and Health Administration. We cannot predict the effect that the additional cost of complying with these laws may have on the revenues of our operators, or their ability to make lease payments to us.

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  Legislative and Regulatory Developments.  Legislative proposals often are introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. In February 2008, the President released his fiscal year 2009 budget, which included $24 billion in cuts over the next five years to Medicare-financed nursing home care. The President's budget also increases funding for program oversight, which may increase litigation risk and urges the Congress to further implement pay-for-performance payment standards in the long-term care setting. In addition, many individual states are engaged in efforts to control costs by decreasing state Medicaid reimbursements, as well as improve quality of care and reduce medical errors throughout the healthcare industry. We cannot accurately predict, however, whether any proposals will be adopted by Congress or state legislatures or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business. Regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the skilled nursing and long-term care industries in particular.

Congressional hearings and investigations of acquisitions of nursing home facilities by private equity firms, along with recent legislation relating to nursing home care and financial transparency, could lead to increased oversight of the healthcare industry and heightened regulatory requirements that may have an adverse effect on our business.

        Over the past year, acquisitions of nursing home facilities by private equity firms have come under increased congressional scrutiny. In October 2007, certain members of the U.S. Senate asked the Government Accountability Office, or GAO, to investigate the effect of private equity ownership on the quality of care provided in nursing homes. In November 2007, the Sub-Committee on Health of the U.S. House of Representatives Committee on Ways and Means heard testimony from researchers, industry representatives and patient advocates regarding trends in nursing home ownership and quality of care. In February 2008, certain members of Congress introduced the Nursing Home Transparency and Improvement Act of 2008. This legislation proposes additional reporting requirements by nursing home staff, heightened penalties for nursing home quality deficiencies and greater transparency by companies, such as us, that own or operate nursing home facilities. The legislation provides for the disclosure of detailed reports relating to nursing home expenditures, civil monetary penalties of up to $100,000 for deficiencies in nursing home care and additional protections for nursing home residents, such as advance notice of the closure of a nursing home facility, mandated relocation of nursing home residents before a facility closes and the development of a standardized resident complaint system. In addition, the legislation contemplates heightened regulation of owners of nursing home facilities by granting authority to the Secretary of the U.S. Department of Health and Human Services to develop a national independent monitor program specific to interstate and large intrastate nursing home chains. The Secretary would be responsible for overseeing the efforts of owners of nursing home facilities, including publicly held companies like us, to comply with federal and state regulations, analyzing the management structure, expenditures and staffing of nursing home facilities, reporting findings and recommendations relating to such analyses and oversight to the federal and state governments and publishing such findings, analyses and recommendations. If enacted, the legislation could lead to substantial increases in the cost of regulatory compliance, and negatively impact the market price of our common shares and materially adversely affect our business and results of operations and the businesses of our operators.

        In addition, there have been published reports indicating that certain members of Congress would like to strengthen regulation of nursing facilities by mandating that there cannot be separation between owners and operators. Any such requirement, absent a corresponding change in the Internal Revenue Code and Treasury regulations affecting REITs, would require us either to sell all of our facilities or to acquire a nursing home operator and cease to qualify as a REIT, either of which would have enormous adverse effects on our business.

Our operators depend on reimbursement from governmental and other third-party payors and reimbursement rates from such payors may be reduced.

        Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for services provided by our operators has in the past, and could in the future, result in a substantial reduction in our operators' revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. There also continues to be new legislative and regulatory proposals that could impose further limitations on government and private payments to healthcare providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our operators, which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our operators' liquidity, financial condition and results of operations, which could cause the revenues of our operators to decline and potentially jeopardize their ability to meet their obligations to us.

Increased competition as well as increased operating costs due to competition for qualified employees have resulted in lower revenues for some of our operators and may affect the ability of our operators to meet their payment obligations to us.

        The healthcare industry is highly competitive, and we expect that it will become more competitive in the future. Our operators are competing with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. We cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease payments.

        The market for qualified nurses, healthcare professionals and other key personnel is also highly competitive and our operators may experience difficulties in attracting and retaining qualified personnel. Increases in labor costs due to higher wages and greater benefits required to attract and retain qualified healthcare personnel incurred by our operators could affect their ability to pay their lease payments. This situation could be particularly acute in certain states that have enacted legislation establishing minimum staffing requirements.

Possible changes in the acuity profile of our operators' residents as well as payor mix and payment methodologies may significantly affect the profitability of our operators.

        The sources and amounts of our operators' revenues are determined by a number of factors, including licensed bed capacity, occupancy, the acuity profile of residents and the rate of reimbursement. Changes in the acuity profile of the residents as well as payor mix among private pay, Medicare and Medicaid may significantly affect our operators' profitability, which may affect their ability to meet their obligations to us.

Delays in our operators' collection of their accounts receivable could adversely affect their cash flows and financial condition and their ability to meet their obligations to us.

        Prompt billing and collection are important factors in the liquidity of our operators. Billing and collection of accounts receivable are subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by non-government payors. The inability of our operators to bill and collect on a timely basis pursuant to these regulations and rules could subject them to payment delays that negatively impact their cash flows and ultimately their financial condition and their ability to meet their obligations to us.

We may make errors in evaluating information reported by our operators and, as a result, we may enter into leases that we would not have made if we had properly evaluated the information.

        We enter into leases and assess the creditworthiness of our operators based on detailed financial information and projections provided to us by our operators. Even if our operators provide us full and accurate disclosure of all material information concerning their facilities and operations, we may misinterpret or incorrectly analyze this information. In addition, not all of our operators are required under the terms of our leases to provide us with audited financial information. As such, mistakes made by us or mistakes or omissions made by our operators regarding their financial condition could cause us to make faulty leasing or portfolio management decisions, which could result in our inability to collect rents.

RISKS RELATING TO OUR ORGANIZATION AND STRUCTURE

We may assume unknown liabilities in connection with our contribution transactions.

        As part of our contribution transactions, we will receive certain assets or interests in certain assets subject to existing liabilities, some of which may be unknown to us at the time of the contribution. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of operators, vendors or other persons dealing with the entities prior to the offering (that had not been asserted or threatened prior to the offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. Our recourse with respect to such liabilities may be limited, as we will acquire these assets from CapitalSource on an "as is, where is" basis. Depending on the amount or nature of such liabilities, our business, financial condition and results of operations, our ability to make distributions to our shareholders and the market price of our shares may be materially and adversely affected.

Upon completion of this offering, CapitalSource will own            % of our outstanding common shares and will have the ability to control us and any matters presented to our shareholders.

        Upon completion of this offering, CapitalSource will own            % of our outstanding common shares, two CapitalSource employees will serve on our board of trustees, and CapitalSource will have the right to designate a third person to serve as a trustee on our board. Consequently, CapitalSource will be able to influence significantly our board of trustees and control the outcome of matters submitted for shareholder action, including the election of our board of trustees and approval of significant corporate transactions, such as business combinations, consolidations and mergers. In addition, under the agreement by which we will acquire our initial assets, CapitalSource will have approval rights that will require us to obtain CapitalSource's consent before taking certain corporate actions. See "Other Arrangements between CapitalSource and Us." The interests of CapitalSource may conflict with that of our other shareholders. CapitalSource could exercise its influence in a manner that is not in the best interests of our other shareholders. This concentration of ownership might also have the effect of delaying or preventing a change of control that our other shareholders may view as beneficial. As a result of such actions, the market price of our common shares could decline or shareholders might not receive a premium for their shares in connection with a change in control.

Our declaration of trust does not permit ownership in excess of 7.9% or 9.9% in value or in number of shares, whichever is more restrictive, of our common shares or preferred shares, and imposes certain other limits on the ownership of our shares. Attempts to acquire our shares in excess of these limits without prior approval from our board of trustees are void.

        In order for us to qualify as a REIT, no more than 50 percent of the value of outstanding shares may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To make sure that we will not fail to qualify as a REIT under this test, subject to some exceptions, our declaration of trust generally prohibits any shareholder from directly or indirectly owning (or being deemed to own by virtue of certain attribution provisions of the Internal Revenue Code) more than 7.9% or 9.9% in value or in number of shares, whichever is more restrictive, of our common shares or preferred shares, respectively. In addition, our declaration of trust generally prohibits direct or indirect ownership (or deemed ownership by virtue of certain attribution provisions of the Internal Revenue Code) of our shares by any person that would cause us to own, actually or constructively (taking into account certain attribution provisions of the Internal Revenue Code), a 10%

or greater interest in any of our operators. Our declaration of trust's ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, for instance, the acquisition of less than 7.9% of the outstanding common shares by an individual or entity could cause that individual or entity to be treated as owning in excess of 7.9% of our outstanding common shares, and cause those excess shares to be subject to those remedies set forth in our declaration of trust in connection with a breach of the ownership limit. Any attempt to own or transfer shares in excess of the ownership limit without the consent of our board of trustees will be void, and could result in the shares being automatically transferred to a charitable trust. We intend to grant CapitalSource (including, for these purposes, its wholly owned subsidiaries) a waiver to own up to            % of our outstanding common shares. Such waiver will be conditioned on certain representations made, and certain covenants agreed to, by CapitalSource, and will be effective immediately upon the completion of this offering. We believe that this waiver will not jeopardize our status as a REIT for federal income tax purposes. See "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer."

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

        Although CapitalSource will bear the expenses incurred on our behalf in connection with this offering, we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common shares. These costs will include, but are not limited to, costs and expenses for trustee fees, trustee and officer insurance, investor relations, expenses for compliance with the Sarbanes-Oxley Act of 2002, as amended, and rules implemented by the SEC and NYSE, and various other costs associated with being a public company.

        We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain trustee and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs, and therefore could have an adverse impact on our ability to recruit and bring on qualified independent trustees. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

        We may also be required to expend significant financial and managerial resources in connection with the comprehensive evaluation of our internal controls required to be conducted under Section 404 of the Sarbanes-Oxley Act. If for any period our management is unable to ascertain the effectiveness of our internal controls or if our auditors cannot attest to management's certification, we could be subject to regulatory scrutiny and a loss of public confidence, which could have an adverse effect on the price of our common shares.

        Additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

        Prior to this offering, there has been no public market for our common shares. The initial public offering price for our common shares will be determined by negotiations between the underwriters and CapitalSource. We cannot assure you that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that the price of our shares available in the public market will reflect our actual financial performance.

        We intend to apply to list our common shares on the NYSE under the symbol "CHR." Listing on the NYSE will not ensure that an active market will develop for our common shares. Accordingly, no assurance can be given as to:

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  the likelihood that a market for our common shares will develop;

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  the liquidity of any such market;

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  the ability of any holder to sell our common shares; or

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  the prices that may be obtained for our common shares.

The market price and trading volume of our common shares may be volatile following this offering.

        Even if an active trading market develops for our common shares after this offering, the market price of our common shares may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. Some of the factors, many of which are beyond our control, that could depress our share price or result in fluctuations in the price or trading volume of our common shares include:

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  actual or anticipated variations in our quarterly operating results or distributions;

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  changes in estimates by analysts and failure to meet analysts' estimates of our earnings or publication of research reports about us or the real estate or healthcare finance industry;

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  increases in market interest rates that lead purchasers of our common shares to demand a higher dividend;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we incur in the future;

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  actions by institutional shareholders;

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  actions by regulators, including the passage of legislation, or other regulatory developments that adversely affect us or our industry;

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  our operating performance relative to the performance of other similar companies;

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  changes in accounting principles;

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  speculation in the press or investment community; and

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  general market and economic conditions.

We will be a "controlled company" within the meaning of the NYSE rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

        After the completion of this offering, CapitalSource will own more than 50% of the total voting power of our common shares, and we will be a "controlled company" under the NYSE corporate governance standards. As a controlled company, we intend to utilize exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

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  that a majority of our board of trustees consists of independent trustees;

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  that we have a nominating and governance committee that is composed entirely of independent trustees with a written charter addressing the committee's purpose and responsibilities;

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  that we have a compensation committee that is composed entirely of independent trustees with a written charter addressing the committee's purpose and responsibilities; and

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  for an annual performance evaluation of the nominating and governance committee and compensation committee.

        As a result of our use of the "controlled company" exemption, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Future sales by us or CapitalSource of our common shares or convertible securities following this offering may reduce the market price for our common shares.

        We may issue additional securities in the future to raise capital. We cannot predict the effect, if any, that future sales by us of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market or the perception that such sales might occur could reduce the market price of our common shares and the terms upon which we may obtain additional equity financing in the future.

        Moreover, as of the closing of this offering, CapitalSource will own            % of our outstanding common shares. In connection with the contribution to us of our initial assets by CapitalSource, we have agreed to register for resale, and upon demand, all of the shares issued to CapitalSource not being registered for sale in this offering. If CapitalSource were to exercise this registration right and demand registration of its remaining common shares, the market price of our common shares could decrease significantly. In addition, all common shares sold in this offering will be freely tradable without restriction (other than any restrictions set forth in our declaration of trust relating to our qualification as a REIT), unless the shares are owned by one of our affiliates. See "Description of Shares of Beneficial Interest—Shares Eligible for Future Sale."

        We, CapitalSource, our manager and each of our officers and trustees have also entered into lock-up agreements pursuant to which we and they agreed, as applicable, not to, without the prior written consent of Banc of America Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, during the period ending 180 days after the effective date of the registration statement of which this prospectus forms a part (subject to extension under certain circumstances), among other things, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any options to purchase or otherwise dispose of, directly or indirectly, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for our common shares or derivatives of our common shares or common shares issuable upon exercise of options or warrants, subject to certain limited exceptions. Banc of America

Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC may, at any time, release all or a portion of the securities subject to the foregoing lock-up provisions. There are no present agreements between the underwriters and us or any of our executive officers, trustees or shareholders releasing them or us from these lock-up agreements.

Future offerings of debt securities or preferred shares, which may be senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the market price of our common shares.

        In the future, we may raise capital through the issuance of debt or preferred equity securities. Upon liquidation, holders of our debt securities and preferred shares, if any, and lenders with respect to other borrowings will be entitled to our available assets prior to the holders of our common shares. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends or make liquidating distributions to the holders of our common shares. Because our decision to issue debt or preferred equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares and diluting the value of their share holdings in us.

We are subject to significant anti-takeover provisions.

        Our declaration of trust and bylaws provide for, among other things:

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  restrictions on the ability of our shareholders to fill a vacancy on the board of trustees;

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  REIT ownership limits;

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  the authorization of undesignated preferred shares, the terms of which may be established and shares of which may be issued without shareholder approval; and

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  advance notice requirements for shareholder proposals.

        In addition, Maryland law limits business combinations and control share acquisitions unless our board of trustees affirmatively elects not to be covered by the statutory provisions. Although we have opted out of the statutory limitations of both provisions, our board may in the future elect to be covered under the business combination provisions and the control share acquisitions provisions of Maryland law. Furthermore, Maryland law permits our board of trustees, without shareholder approval and regardless of what is provided in our declaration of trust or bylaws, to implement takeover defenses that we may not yet have and to take, or refrain from taking, certain other actions without those decisions being subject to any heightened standard of conduct or standard of review as such decisions may be subject in other jurisdictions. The declaration of trust, bylaws and Maryland law provisions, when taken together with the provisions of our management agreement, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities.

Our distributions are not guaranteed and may fluctuate and we could reduce or eliminate distributions on our common shares.

        Our board of trustees, in its sole discretion, will determine the amount and frequency of distributions to be made to our shareholders based on consideration of a number of factors, including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments. Consequently, our distribution levels may fluctuate, and the level of distributions we make could be less than expected. If we reduce our distributions or elect or are required to retain rather than distribute our income, our share price could be adversely affected.

We may change our investment strategies and policies and capital structure without shareholder approval.

        Our board of trustees, without the approval of our shareholders, may alter our investment strategies and policies if it determines in the future that a change is in our shareholders' best interests. The methods of implementing our investment strategies and policies may vary in the sole discretion of our board as new investments and financing techniques are developed. Shareholders will not be able to influence how or when we develop and implement any changes to our investment strategies or policies.

Our rights and the rights of our shareholders to take action against our trustees are limited, which could limit your recourse in the event of actions deemed not to be in your best interests.

        Our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  a final judgment based upon a finding of active and deliberate dishonesty by a trustee or officer that was material to the cause of action adjudicated.

        In addition, our declaration of trust permits us to agree to indemnify our present and former trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present or former trustee or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our trustees and officers.

Market interest rates may have an effect on the value of our common shares.

        One of the factors that investors may consider in deciding whether to buy or sell our common shares is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution on our common shares or seek securities paying higher dividends or interest. The market price of our common shares likely will be based primarily on the earnings that we derive from rental income with respect to our facilities and our related distributions to shareholders, and not from the underlying appraised value of the facilities themselves. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise, it is likely that the market price of our common shares will decrease, because potential investors may require a higher dividend yield on our common shares as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and make distributions to shareholders.

RISKS RELATED TO OUR OPERATION AS A REIT

If we fail to qualify as a REIT in any given year, we will have reduced funds available for distribution to our shareholders and our income will be subject to taxation at regular corporate rates.

        We intend to elect to be taxed, and to qualify, as a REIT for federal income tax purposes, effective for our taxable year ending December 31, 2008. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in the law or our circumstances, we might not satisfy all requirements applicable to REITs for any particular taxable year. Furthermore, our qualification as a REIT depends on our continuing satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements. Our ability to satisfy the asset tests will depend upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the REIT annual income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. With respect to our compliance with the REIT organizational requirements, the IRS could contend that our ownership interests in securities of other issuers would give rise to a violation of one or more of the asset tests applicable to REITs.

        If in any taxable year we fail to qualify as a REIT,

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  we will not be allowed a deduction for distributions to shareholders in computing our taxable income;

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  we will be subject to U.S. federal and state income taxes, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.

        Any such corporate tax liability could be substantial and would reduce the amount of cash we have available for distribution to our shareholders, which, in turn, could have a material adverse impact on the value of, and trading prices for, our common shares. In addition, we would not be able to re-elect REIT status until the fifth taxable year following the initial year of disqualification unless we were to qualify for relief under applicable Internal Revenue Code provisions. Thus, for example, if the IRS successfully challenges our status as a REIT solely for our taxable year ended December 31, 2008, we would not be able to re-elect REIT status until our taxable year which began January 1, 2013, unless we were to qualify for relief. This treatment would significantly reduce our net earnings and cash flow because of our additional tax liability for the years involved, which could significantly impact our financial condition. In addition, even if we qualify as a REIT, any gain or income recognized by our TRS, to the extent we form one, will be subject to U.S. federal corporate income tax and applicable state and local taxes.

We could lack access to funds to meet our dividend and tax obligations.

        As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding capital gains, to maintain our REIT qualification, and we need to distribute 100% of our REIT taxable income, including capital gains, to eliminate U.S. federal income tax liability. Moreover, we are subject to a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid, if the amount of dividends which we distribute during a calendar year (plus excess dividends paid in prior years) does not equal at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year and any undistributed taxable income from prior taxable years. We also could be required to pay additional taxes if we were to fail to qualify as a REIT in any given year. The amount of funds, if any, available to us could be insufficient to meet the distribution requirements and tax obligations. To qualify as a REIT and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis, or possibly on a long-term basis, to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, a difference in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt amortization payments.

Changes in taxation of corporate dividends may adversely affect the value of our shares.

        The maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular "C" corporation under current law generally is 15% through 2010, as opposed to higher ordinary income rates. The reduced tax rate, however, does not apply to ordinary income dividends paid to domestic noncorporate taxpayers by a REIT on its shares, except for certain limited amounts. Although the earnings of a REIT that are distributed to its shareholders generally remain subject to less U.S. federal income taxation than earnings of a non-REIT "C" corporation that are distributed to its shareholders net of corporate-level income tax, legislation that extends the application of the 15% rate to dividends paid after 2010 by "C" corporations could cause domestic noncorporate investors to view the stock of regular "C" corporations as more attractive relative to the shares of a REIT, because the dividends from regular "C" corporations would continue to be taxed at a lower rate while distributions from REITs (other than distributions designated as capital gain dividends) are generally taxed at the same rate as the investor's other ordinary income.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

        Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a lease termination and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for the payment of our debt obligations. In addition, to the extent we derive income through our TRSs, which would be subject to corporate-level income tax at regular rates. We will be subject to a 100% penalty tax on amounts received by us (or on certain expenses deducted by a TRS) if certain arrangements among us, or any TRS that we form, and/or any operators of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

        To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our shareholders. For example, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our assets can consist of the securities of one or more of our TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. Thus, we may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution (e.g., if we have assets which generate mismatches, including timing differences, between taxable income and available cash). Then, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results and profitability.

Liquidation of assets may jeopardize our REIT qualification.

        To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Certain terms of our management agreement, which allow our manager to regulate our compliance with the REIT requirements, could restrict our officers and board of trustees from engaging in certain profitable activities and negatively impact our results of operations.

        Under the terms of our management agreement, our manager must not take any action that would adversely affect our qualification as a REIT under the Internal Revenue Code. If our manager is ordered to take any action by our board of trustees, our manager will be entitled to refrain from taking such action and notify us that it is our manager's judgment that such action would adversely affect our REIT status. Thus, in certain circumstances, our manager could restrict us from engaging in certain profitable transactions even if our board of trustees believes that such acquisition or divestiture would not adversely affect our REIT status. In addition, our manager, its directors, officers, stockholders and employees will not be liable to us, our board of trustees or our shareholders for any act or omission by CapitalSource, its directors, officers, stockholders or employees except as provided in the management agreement. Accordingly, certain terms of our management agreement relating to our compliance with the REIT requirements could negatively impact our profitability and results of operations.

REIT distribution requirements could adversely affect our ability to execute our business plan.

        We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we do not distribute all of our net capital gain or do distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income.

        In addition, we may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income, asset diversification, or distribution requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

        Finally, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT requirements of the Internal Revenue Code.

Complying with REIT requirements with respect to our TRS limits our flexibility in operating or managing certain properties through our TRS.

        A TRS may not directly or indirectly operate or manage a healthcare facility. For REIT qualification purposes, the definition of a "healthcare facility" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which, immediately before the termination, expiration, default, or breach of the lease of such facility, was operated by a provider of such services which was eligible for participation in the Medicare program under Title XVIII of the Social Security Act with respect to such facility. Although a TRS may lease or own certain healthcare properties so long as an eligible independent contractor actually operates the qualified health care property, the TRS could be treated as directly or indirectly operating the facility unless a number of requirements are met. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT gross asset and income tests.

We may not be able to find a suitable operator for our healthcare property, which could reduce our cash flow and impair our ability to qualify as a REIT.

        We may not be able to find another qualified operator for a property if we have to replace an operator. Accordingly, if we are unable to find a qualified operator for one or more of our properties, rental payments could cease which could have a significant impact on our operating results and financial condition, in which case we could be required to sell such properties or terminate our qualification as a REIT. Although the REIT rules regarding foreclosure property allow us to acquire certain qualified healthcare property as the result of the termination or expiration of a lease (other than by reason of default, or the imminence of default, on the lease) of such property and, in connection with such acquisition, to operate a qualified healthcare facility through, and in certain circumstances derive income from, a qualified independent contractor for a period of two years (or up to six years if extensions are granted), once such period ends, the REIT rules prohibit the direct or indirect operation or management of such facility through a TRS of ours. Under other limited circumstances, a TRS of ours may lease or own certain healthcare properties so long as the facility is operated by an eligible independent contractor. If the IRS were to treat a TRS of ours as directly or indirectly operating or managing a qualified healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT gross asset and income tests.

Legislative or other actions affecting REITs could have a negative effect on us.

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

 CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements that are not historical facts. You can identify forward-looking statements by their use of forward-looking words, such as "may," "will," "anticipates," "expect," "believe," "intend," "plan," "should," "seek" or comparable terms, or the negative use of those words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

        These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

        Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus. These factors include, among others:

  •
  our dependence upon CapitalSource in the performance of its obligations under our management agreement;

  •
  uncertainties relating to the business operations of our operators, including those relating to reimbursement by government and other third-party payors, compliance with regulatory requirements and occupancy levels;

  •
  regulatory and other changes in the healthcare and SNF industries;

  •
  the performance and reputation of our operators and their brands;

  •
  competition in the financing of healthcare and SNF facilities;

  •
  our ability to re-lease or sell any of our facilities;

  •
  our ability to successfully engage in strategic acquisitions and investments;

  •
  our cost structure, management, financing and business operations as a result of our operating as a public company;

  •
  the effect of economic and market conditions generally and, particularly, in the healthcare and SNF industries;

  •
  the availability and cost of capital;

  •
  changes in interest rates;

  •
  the amount and expected returns of any additional investments;

  •
  changes in tax laws and regulations affecting REITs; and

  •
  our ability to maintain our status as a REIT for federal income tax purposes.

        Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of our common shares by CapitalSource.

DISTRIBUTION POLICY

        We intend to make regular quarterly distributions to holders of our common shares. We intend to pay a pro rata initial distribution with respect to the period commencing on the consummation of this offering and ending                        , based on a distribution of $            per share for a full quarter. On an annualized basis, this would be $            per share, or an annual distribution rate of approximately            % based on an assumed initial public offering price of $            per share, the midpoint of the range indicated on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately            % of estimated cash available for distribution for the twelve months ending March 31, 2009. We have estimated our cash available for distribution to our common shareholders for the twelve months ending March 31, 2009 based on adjustments to our pro forma net income available to common shareholders, as described below. This estimate was based upon our historical operating results and does not take into account any additional investments and their associated cash flows, unanticipated expenditures we may have to make or any debt we may incur. In estimating our cash available for distribution to holders of our common shares, we have made certain assumptions as reflected in the table and footnotes below.

        Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities, nor does it reflect the amount of cash estimated to be used for financing activities, other than scheduled amortization of our debt upon consummation of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of March 31, 2008, during the twelve months ending March 31, 2009, we may undertake additional investing and/or financing activities. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

        We intend to maintain our initial distribution rate for the twelve-month period following consummation of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions will be authorized by our board of trustees out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law.

        Distributions to shareholders will generally be taxable to our shareholders as ordinary income. However, a portion of such distributions may be designated by us as long-term capital gain to the extent that such portion is attributable to our sale of capital assets held for more than one year. If we pay distributions in excess of our current and accumulated earnings and profits, such distributions will be a treated as a tax-free return of capital to the extent of each shareholder's tax basis in our common shares and as capital gain thereafter. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their federal income tax status. For a discussion of the federal income tax treatment of our distributions, see "Material U.S. Federal Income Tax Considerations—Taxation of the Company as a REIT" and "Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders."

        To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Internal Revenue Code, we may consider various funding sources to cover any such shortfall, including borrowings, selling assets or using a portion of the proceeds we may receive in future offerings. As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding capital gains, to maintain our REIT qualification. Moreover, we will be subject to income tax at regular corporate rates on our REIT taxable income, including capital gains, that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See "Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements."

        We cannot assure you that our estimated distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our assets, our operating expenses, interest expense, the ability of our operators to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see "Risk Factors." If our assets do not generate sufficient cash flow to allow funds to be distributed by us, we may be required to fund distributions from working capital, or borrowings under our credit facilities or reduce such distributions. Our proposed credit facility may contain provisions that restrict its use to fund distributions.

        The following table describes our pro forma net income for the twelve months ended March 31, 2008, and the adjustments we have made in order to estimate our cash available for distribution for the twelve months ending March 31, 2009.

($ in thousands, except per share data)

Pro forma net income for the year ended December 31, 2007	$
Less: Pro forma net income for the three months ended March 31, 2007
Add: Pro forma net income for the three months ended March 31, 2008

Pro forma net income for the 12 months ended March 31, 2008	$

Add: Pro forma real estate depreciation(1)
Add: Amortization of deferred financing fees(2)
Add: Non-cash compensation expense(3)
Add: Net increases in contractual rental income(4)
Less: Gain on sale of real estate
Less: Net effect of straight-line rents(5)
Less: Net effect of above (below) market leases(6)
Estimated cash flows from operating activities for the 12 months ending March 31, 2009	$

Estimated cash flows from investing activities for the 12 months ending March 31, 2009	$

Estimated cash flows from financing activities for the 12 months ending March 31, 2009(7)	$

Estimated cash available for distribution for the 12 months ending March 31, 2009	$

Estimated annual distribution for the 12 months ending March 31, 2009
Distribution excess
Estimated distribution per share for the 12 months ending March 31, 2009(8)
Distribution ratio based on estimated cash available for distribution to our holders of common shares(9)

(1)	Pro forma real estate depreciation for the 12 months ended December 31, 2007	$
Less: Pro forma real estate depreciation for the three months ended March 31, 2007
Add: Pro forma real estate depreciation for the three months ended March 31, 2008

$

(2)
Pro forma amortization of financing costs for the 12 months ended March 31, 2008.

(3)
Pro forma compensation expense related to certain equity incentive awards.

(4)
Represents the net increases in contractual rental income from existing leases and from new leases and renewals that were not in effect for the entire 12-month period ended March 31, 2008 or that will take effect during the 12-month period ending March 31, 2009 based upon leases entered into subsequent to March 31, 2008. Annual contractual rents typically increase 2-3% per annum.

(5)
Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2008 from a straight-line accrual basis to a cash basis of recognition.

(6)
Represents the conversion of the amortization of above (below) market leases from an accrual basis to a cash basis.

(7)
Represents scheduled principal amortization of our debt for the 12 months ending March 31, 2009.

(8)
Based on a total of            common shares to be outstanding upon closing of the offering, on a fully diluted basis.

(9)
Calculated as estimated annual distribution per share divided by our cash available for distribution per share for the 12 months ending March 31, 2009.

 CAPITALIZATION

        The following table sets forth the capitalization of the Carve-out Entity on an historical basis and our capitalization, on a pro forma basis, in each case, as of March 31, 2008. This table should be read in conjunction with "Unaudited Pro Forma Combined Financial Statements," "Selected Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	Pro Forma(1)
	(unaudited) ($ in thousands)
Debt:
Mortgage Debt	$339,818	$339,818
Related Party Debt	247,743	—
Term Debt	20,000	20,000

Total Debt	607,561	359,818
Noncontrolling Interests	43,158	10,178
Equity:
Member's Equity	519,584	—
Common Shares	—
Additional Paid in Capital	—
Retained Earnings	—

Total Equity	519,584	800,307

Total Capitalization	$1,170,303	$1,170,303

(1)
The pro forma adjustments include:
•
Retirement of related party debt owed to CapitalSource in connection with the contribution of our initial assets in principal amount of approximately $248 million as of March 31, 2008; and

•
Elimination of certain noncontrolling interests reflecting the redemptions of interests held by minority partners in a portion of our assets.

 UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma combined statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 and March 31, 2007 have been prepared as though the acquisition of properties acquired by the Carve-out Entity in the year ended December 31, 2007 and the three months ended March 31, 2008, the contribution to us of our initial net assets and the related transactions had occurred as of January 1, 2007. The unaudited pro forma combined balance sheet as of March 31, 2008 has been prepared as though the contribution to us of our initial net assets and the related transactions had occurred on March 31, 2008.

        Further, the historical financial information presented herein has been adjusted to give pro forma effect to events that are directly attributable to the transaction, are factually supportable and are expected to have a continuing impact of our results. These unaudited pro forma combined financial statements should be read in conjunction with the historical combined financial statements and related notes of the Carve-out Entity, included elsewhere in this prospectus. These adjustments are subject to change based on the finalization of the terms of the contribution to us of our initial assets and the related transaction agreements. See "Other Arrangements Between CapitalSource and Us." In addition, such adjustments are estimates and may not prove to be accurate. Information regarding these adjustments constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Language Regarding Forward-Looking Statements."

        The unaudited pro forma combined financial statements are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the acquisition of properties acquired by the Carve-out Entity in the year ended December 31, 2007 and the three months ended March 31, 2008, the contribution to us of our initial assets and the related transactions occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

        The pro forma adjustments include the following items:

  •
  Retirement of debt owed to CapitalSource in connection with the contribution of our initial net assets in principal amount of approximately $248 million as of March 31, 2008;

  •
  Removal of the historical allocation of expenses attributed to our assets while within CapitalSource, and imposition of expenses related to the annual management fee of 0.50% of our average gross invested assets plus other expenses we expect to bear as a public company;

  •
  Recognition of revenues and related expenses on properties acquired during 2007 and 2008, assuming those properties were acquired and operational as of January 1, 2007; and

  •
  Elimination of noncontrolling interests reflecting the redemptions of interests held by minority partners in a portion of our assets.

        Our unaudited pro forma combined statements of operations do not give effect to the initial expenses directly attributable to this offering because these non-recurring charges will be incurred by CapitalSource. Additionally, we expect to obtain a secured revolving credit facility that will be available primarily to finance our future direct real estate investments and for general corporate use. We do not believe this facility will be drawn in the near future and, therefore, we have not made any pro forma adjustments related to it.

Unaudited Pro Forma Combined Balance Sheet
As of March 31, 2008
($ in thousands)

ASSETS
	Historical(a)	Transaction Adjustments		Pro Forma
Real estate investments:
Building and improvements	$910,300	$—		$910,300
Land	107,197	—		107,197
Furniture and equipment	51,814	—		51,814
Less accumulated depreciation	(52,339)	—		(52,339)

Real estate investments, net	1,016,972	—		1,016,972
Loans, net	151,369	—		151,369
Cash and cash equivalents	7,163	—		7,163
Restricted cash	18,566	—		18,566
Deposits	13,965	—		13,965
Deferred financing fees, net	3,618	—		3,618
Intangible lease assets, net	19,933	—		19,933
Straight-line rent receivable	13,787	—		13,787
Receivables and other assets, net	2,453	—		2,453

Total assets	$1,247,826	$—		$1,247,826

LIABILITIES, NONCONTROLLING INTERESTS AND EQUITY
Liabilities:
Mortgage debt	$339,818	$—		$339,818
Related party debt	247,743	(247,743	)(b)	—
Term debt	20,000	—		20,000
Lease obligation, net	50,144	—		50,144
Other liabilities	27,379	—		27,379

Total liabilities	685,084	(247,743)		437,341
Noncontrolling interests	43,158	(32,980	)(c)	10,178
Equity	519,584	280,723	(b)(c)	800,307

Total liabilities, noncontrolling interests and equity	$1,247,826	$—		$1,247,826

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

  (a)
  Represents the historical combined financial statements of the period attributable to the Carve-out Entity.

  (b)
  Represents an adjustment to reflect CapitalSource's extinguishment of the related party debt, which will be considered a capital contribution to us by CapitalSource.

  (c)
  Represents an adjustment to reflect the redemption of non-managing member units that has occurred subsequent to March 31, 2008, through August 1, 2008.

Unaudited Pro Forma Combined Statement of Operations
For the Three Months Ended March 31, 2008
($ in thousands, except per share data)

	Historical(a)		Acquisition Adjustments			Transaction Adjustments			Pro Forma
Revenues:
Operating lease income		$26,709		$107	(b)		$—			$26,816
Interest and fee income		4,951		—			—			4,951

Total revenue		31,660		107			—			31,767
Expenses:
Interest expense		11,000		—			(5,442	)(c)		5,558
Depreciation		8,969		25	(d)		—			8,994
General and administrative		2,658		—			(204	)(e)(f)(g)(h)		2,454

Total expenses		22,627		25			(5,646)			17,006
Income before noncontrolling interests expense		9,033		82			5,646			14,761
Noncontrolling interests expense		(1,153)		—			882	(i)		(271)

Net income		$7,880		$82			$6,528			$14,490

Average shares outstanding:
Basic
Diluted
Net income per share:
Basic	$		$			$			$
Diluted	$		$			$			$

  See accompanying notes.

Unaudited Pro Forma Combined Statement of Operations
For the Three Months Ended March 31, 2007
($ in thousands, except per share data)

	Historical(a)		Acquisition Adjustments		Transaction Adjustments			Pro Forma
Revenues:
Operating lease income		$19,667	$6,736	(b)		$—			$26,403
Interest and fee income		185	4,810	(j)		—			4,995

Total revenue		19,852	11,546			—			31,398
Expenses:
Interest expense		9,168	705	(k)		(3,229	)(c)		6,644
Depreciation		6,749	2,304	(d)		—			9,053
General and administrative		2,819	—			642	(e)(f)(g)(h)		3,461

Total expenses		18,736	3,009			(2,587)			19,158
Income before gain on sale of real estate and noncontrolling interests expenses		1,116	8,537			2,587			12,240
Noncontrolling interests expense		(1,352)	—			1,085	(i)		(267)

Net income (loss)		$(236)	$8,537			$3,672			$11,973

Average shares outstanding:
Basic
Diluted
Net income per share:
Basic	$				$			$
Diluted	$				$			$

  See accompanying notes.

Unaudited Pro Forma Combined Statement of Operations
For The Year Ended December 31, 2007
($ in thousands, except per share data)

	Historical(a)		Acquisition Adjustments		Transaction Adjustments			Pro Forma
Revenues:
Operating lease income		$95,191	$10,421	(b)		$—			$105,612
Interest and fee income		10,805	9,177	(j)		—			19,982

Total revenue		105,996	19,598			—			125,594
Expenses:
Interest expense		46,262	1,027	(k)		(20,469	)(c)		26,820
Depreciation		31,955	4,257	(d)		—			36,212
General and administrative		10,460	—			1,300	(e)(f)(g)(h)		11,760
Loss on impairment of assets		1,225	—			—			1,225

Total expenses		89,902	5,284			(19,169)			76,017
Income before noncontrolling interests expense		16,094	14,314			19,169			49,577
Gain on sale of real estate		156	—			—			156
Noncontrolling interests expense		(4,951)	—			3,862	(i)		(1,089)

Net income		$11,299	$14,314			$23,031			$48,644

Average shares outstanding:
Basic
Diluted
Net income per share:
Basic	$				$			$
Diluted	$				$			$

  See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

          (a)   Represents the historical combined financial statements of the period attributable to the Carve-out Entity.

          (b)   Represents an adjustment to recognize revenues for all properties acquired and to reflect the impact of these properties as if they had been acquired and leased on January 1, 2007.

          (c)   Represents an adjustment to eliminate interest expense that was historically allocated to us for the three months ended March 31, 2008 and 2007, and for the year ended December 31, 2007, on borrowings made by CapitalSource. The adjustment also eliminates any interest expense associated with our related party debt, which will be extinquished prior to completion of the offering. We expect to have our own credit facility to finance future real estate investments and for general corporate use. We believe the credit facility will not be drawn in the near future and we have, therefore, not made any pro forma adjustment related to the expected facility.

          (d)   Represents an adjustment to record depreciation expense on all properties acquired and to reflect the depreciation expenses that would have been incurred if they had been acquired and leased on January 1, 2007.

          (e)   Represents an adjustment to eliminate general and administrative expenses in the amount of $2.5 million and $1.2 million that were allocated to us for the three months ended March 31, 2008 and 2007, respectively, and $7.4 million that was allocated to us for the year ended December 31, 2007. General and administrative expenses will not be allocated by CapitalSource to us subsequent to the offering as these expenses will be covered by CapitalSource under the management agreement.

          (f)    Represents an adjustment to eliminate internal legal and other professional fees in the amount of $0.5 million for the year ended December 31, 2007 and $0.1 million for three months ended March 31, 2007. Internal legal and other professional services will be provided by CapitalSource under the management agreement. There were no internal legal and professional fees incurred by us for the three months ended March 31, 2008.

          (g)   Represents an adjustment to record management fees that will be charged to us by CapitalSource. The annual management fee is calculated as 0.50% of our average gross invested assets. Management fees will cover, without limitation, rent, telephone, utilities, office furniture, equipment, machinery and other office tools, internal legal counsel and other professional fees and internal overhead expenses of CapitalSource and its affiliates. The following table summarizes the calculation of the management fee:

	Three Months Ended March 31,
			Year Ended December 31, 2007
	2008	2007
	($ in thousands)
Building and improvements	$910,300	$910,300	$910,300
Land	107,197	107,197	107,197
Furniture and equipment	51,814	51,814	51,814
Loans	150,000	150,000	150,000

Average gross invested assets	$1,219,311	$1,219,311	$1,219,311

Multiply by management fee rate	0.125%	0.125%	0.50%

Management fees	$1,524	$1,524	$6,097

          (h)   Represents an adjustment to record expenses of running our operations as a separate public, stand-alone company. These expenses include, without limitation, audit and tax services, public

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS (Continued)

  company costs, directors' and officers' insurance, trustee compensation, outside legal counsel, software and insurance expenses. The adjustment amounts for the three months ended March 31, 2008 and 2007 were $0.8 million, and the adjustment amount for the year ended December 31, 2007 was $3.1 million.

          (i)    Represents an adjustment to eliminate noncontrolling interests expense to reflect the noncontrolling interests expense that would have been incurred if all redemptions of non-managing member units that occurred through August 1, 2008, had occurred on January 1, 2007.

          (j)    Represents an adjustment to recognize interest and fee income on the Genesis mezzanine loan to reflect the interest and fees that would have been generated by the loan if it had been originated on January 1, 2007.

          (k)   Represents an adjustment to record interest expense on the debt financing for the properties acquired during the year ended December 31, 2007, to reflect interest expenses as if the debt had been outstanding as of January 1, 2007.

 SELECTED COMBINED FINANCIAL DATA

        The following selected historical combined financial data should be read in connection with "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and related notes thereto included elsewhere in this prospectus.

        The selected historical combined financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from our audited combined financial statements and notes thereto included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected historical combined financial data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been derived from our unaudited historical combined financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in future.

	Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2007	2008
			(unaudited)
	($ in thousands)
Operating Information
Revenues
Operating lease income	$30,380	$95,191	$19,667	$26,709
Interest and fee income	194	10,805	185	4,951

Total revenues	30,574	105,996	19,852	31,660
Operating expenses
Interest expense	13,373	46,262	9,168	11,000
Depreciation	11,464	31,955	6,749	8,969
General and administrative	3,809	10,460	2,819	2,658
Loss on impairment of assets	—	1,225	—	—
Loss on debt extinguishment	2,497	—	—	—

Total expenses	31,143	89,902	18,736	22,627

(Loss) income before gain on sale of real estate and noncontrolling interests expense	(569)	16,094	1,116	9,033
Gain on sale of real estate	—	156	—	—
Noncontrolling interests expense	(4,711)	(4,951)	(1,352)	(1,153)

Net (loss) income	$(5,280)	$11,299	$(236)	$7,880

	As of December 31,		As of March 31,
	2006	2007	2008
			(unaudited)
	($ in thousands)
Balance Sheet Information
Assets
Real estate investments:
Buildings and improvements	$608,963	$900,417	$910,300
Land	89,140	106,620	107,197
Furniture and equipment	34,395	51,545	51,814
Less accumulated depreciation	(11,464)	(43,370)	(52,339)

Real estate investments, net	721,034	1,015,212	1,016,972
Loan, net	—	150,894	151,369
Cash and cash equivalents	6,508	16,088	7,163
Restricted cash	12,881	23,738	18,566
Deposits	6,435	13,758	13,965
Deferred financing fees, net	4,294	3,824	3,618
Intangible lease assets, net	27,584	21,351	19,933
Straight-line rent receivable	4,012	11,680	13,787
Receivables and other assets, net	1,077	2,470	2,453

Total assets	$783,825	$1,259,015	$1,247,826

Liabilities, noncontrolling interests and member's equity
Mortgage debt	$299,769	$341,086	$339,818
Related party debt	106,660	247,743	247,743
Term debt	20,000	20,000	20,000
Lease obligations, net	26,816	51,918	50,144
Other liabilities	16,231	30,910	27,379

Total liabilities	469,476	691,657	685,084
Noncontrolling interests	56,342	44,808	43,158
Member's equity	258,007	522,550	519,584

Total liabilities, noncontrolling interests and member's equity	$783,825	$1,259,015	$1,247,826

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our combined results of operations and financial condition. You should read this discussion in conjunction with the unaudited pro forma combined financial statements and the historical combined financial statements and the notes included elsewhere in this prospectus.

        The audited and unaudited financial statements included in this prospectus reflect the operations of the healthcare net lease segment of CapitalSource and a $150 million participation in the Genesis mezzanine loan as if the CapitalSource healthcare net lease segment and $150 million loan asset had been operated together in a single business as a separate, stand-alone company throughout all relevant periods. We refer to these operations as those of the "Carve-out Entity" in this prospectus. In this section, unless the context otherwise requires, references to "we," "us" and "our" refer to the Carve-out Entity.

OVERVIEW

        We are a newly organized Maryland real estate investment trust, or REIT, investing in income producing healthcare-related facilities, principally skilled nursing facilities, or SNFs, located in the United States. Immediately prior to the consummation of this offering, CapitalSource intends to contribute to us all of the assets and liabilities of its healthcare net lease segment and a $150.0 million participation in the $375.0 million Genesis mezzanine loan. We intend to focus our business on the ownership of SNFs and other healthcare-related properties that we will lease to licensed, independent third-party operators under triple-net leases. Under a typical triple-net lease, an operator agrees to pay a base monthly operating lease payment, subject to annual escalations, and all facility operating expenses, including real estate taxes and insurance, as well as make capital improvements. We believe the healthcare sector is relatively recession resistant compared to other real estate sectors and presents unique growth potential due to favorable demographics of a rapidly growing senior population and the increased use of healthcare services by the aging "baby boomer" generation. We believe SNFs provide an attractive and stable revenue stream as the services SNFs provide are largely paid for under government-sponsored Medicaid and Medicare contracts. We also believe there are significant barriers to entry that limit the number of new SNFs that can be built, due to the requirement that operators obtain either state-mandated Certificates of Need, or CONs, or Medicare and Medicaid reimbursement contracts.

        We are managed by a wholly owned subsidiary of CapitalSource. Our manager will receive an annual management fee of 0.50% of our average gross invested assets. Gross invested assets are defined as net real estate investments plus accumulated depreciation plus loan receivable of $150.0 million. In addition to this management fee, our general and administrative expenses will include other expenses that we expect to incur as a result of being a public company. See "Unaudited Pro Forma Combined Financial Statements" for a more detailed description of these anticipated costs. Our real property assets were previously reported within CapitalSource's healthcare net lease segment. Our executives, who are employees of CapitalSource, have extensive experience investing in healthcare real estate assets. We intend to capitalize on this experience and believe we will benefit from CapitalSource's expertise, knowledge and relationships within the healthcare industry, which will enable CapitalSource to originate, manage and add value to our current and future healthcare-related investments.

        As of March 31, 2008, our $1.0 billion of real property assets were leased on a triple-net basis to 41 operator groups. Only three operator groups produced more than 10% of our contractual rental income, with the largest operator group contributing only 13% of our contractual rental income for the three months ended March 31, 2008. The substantial majority of our operator groups each contributed less than 5% of our contractual rental income for that period. We expect that our $150.0 million participation in the Genesis mezzanine loan will be our largest revenue generating investment by total revenue; this participation generated 16.1% of our total revenues for the three months ended March 31, 2008. As of March 31, 2008, our leases had average remaining terms of 8.6 years and typically have annual escalations on a fixed rate or tied to an index such as the CPI. As of March 31, 2008, 157 of our 187 properties were subject to master leases or were cross defaulted, providing additional credit support for the performance of these 157 properties.

        Substantially all of our revenues and sources of cash flows from operations are derived from operating lease income and interest and fee income earned on the Genesis mezzanine loan. These items represent our primary source of liquidity to fund distributions and are dependent upon our operators' and obligor's continued ability to make contractual rent and interest payments to us. To the extent that our operators or obligor experience operating difficulties and are unable to generate sufficient cash to make payments to us, there could be a material adverse impact on our combined results of operations, liquidity and/or financial condition. To mitigate this risk, we will rely on CapitalSource's portfolio management services, which involve review of periodic operating and financial data for our properties, review of operator/obligor credit, periodic property inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. CapitalSource uses a proprietary database to collect property-specific data, and considers current industry trends and risks when analyzing such data. We believe CapitalSource's portfolio management practices generally provide timely portfolio information that would typically enable an early intervention to address potential areas of payment risk, and in so doing, support both the collectibility of revenue and the value of our investment.

        Our primary objectives are to maintain and enhance shareholder value and to pay consistent cash dividends to our shareholders. We will seek to increase dividend payments to shareholders by taking advantage of appropriate opportunities to expand our portfolio and by leasing properties subject to annual increases in rental income from our leases. To meet these objectives, we will attempt to invest in properties that provide opportunity for additional value and current returns to our shareholders and diversify our investment portfolio by geographic location and operator.

        We intend to qualify as a REIT for federal income tax purposes under the Internal Revenue Code commencing with our taxable year ending December 31, 2008. We generally will not be subject to federal taxes on our taxable income to the extent that we distribute our taxable income to shareholders and maintain our qualification as a REIT. As a REIT, we are permitted to own up to 100% of a taxable REIT subsidiary, or TRS. We may form a TRS to hold a portion of our participation in the Genesis mezzanine loan. To the extent a TRS is formed and generates income, it would be taxable as a corporation and would pay federal, state and local income tax on its taxable income at the applicable corporate rates. As a result, our financial statements after this offering may include a provision for income tax expense relating to the taxable income of our TRS.

KEY TRANSACTIONS IN 2007 AND 2006

        During 2007 and 2006, we completed the following key transactions:

  •
  On January 27, 2006, CapitalSource acquired 39 long-term care facilities (38 properties in Florida and one property in Pennsylvania) in a "down-REIT" transaction. This transaction was sourced through a previous lending relationship established with CapitalSource more than two years prior to the acquisition and which still exists today. All the properties are owned subject to triple-net leases with five separate non-profit entities. The total purchase price for the 4,874 licensed beds (including 70 ALF units) was $208.6 million ($42,796 per bed) subject to the existing leases. The contractual rent due from the facilities during the first year was $21.5 million. The five leases have an initial term of 10 years and are subject to annual escalation of 3.0%. A significant portion of the purchase price was paid in the form of assumptions of pre-existing loans and non-managing member units in a wholly owned subsidiary of CapitalSource. These non-managing member units, which have no voting interest in the wholly owned subsidiary of CapitalSource, are redeemable at the option of the holders for cash or, at CapitalSource's option, for shares of CapitalSource's common stock and entitle the holders to receive dividends as if they held outstanding shares of CapitalSource's common stock. In connection with this transaction, CapitalSource issued 1.3 million shares of its common stock and reserved an additional 2.5 million shares for any future exchange of the non-managing member units. The non-managing member units are shown as noncontrolling interests in our combined balance sheets as of December 31, 2007 and 2006. In connection with the acquisition, CapitalSource assumed loans previously made on the properties and recorded a loss of $2.5 million upon extinguishment of the related debt based upon the fair value of debt recorded. As of March 31, 2008, 1,723,325 non-managing member units were outstanding. Of these units, 1,269,750 units were redeemed through August 1, 2008. After completion of this offering, we will be required to fund the payment to the holders of the outstanding non-managing member units of amounts equal to the per share dividends, if any, declared by CapitalSource on its common stock. In addition, we will be required to fund the redemption price, which is based on the value of a share of CapitalSource common stock at the date of redemption, upon redemption of any such unit. We may purchase call options or enter into other derivative instruments based on CapitalSource stock to hedge these potential obligations.

  •
  During 2007 and 2006, CapitalSource acquired 17 long-term care facilities (twelve properties in Florida and five properties in Mississippi) in three separate closings. The first closing of nine properties occurred on November 30, 2006, the second closing of six properties occurred on April 30, 2007 and finally, the last closing of two properties took place on May 31, 2007. This transaction was sourced through a long-term relationship the seller had with our senior executives. All the properties are subject to triple-net leases with three separate entities. The total purchase price for the total 2,186 licensed beds (2,031 SNF beds and 155 ALF units) was $150.9 million ($69,047 per bed). The contractual rent from the facilities during the first year was $13.1 million. The leases have initial terms of 15 years and are subject to annual escalation of 2.0%.

  •
  On November 30, 2006, CapitalSource acquired 69 long-term care facilities located in 22 states from another publicly traded healthcare REIT. We obtained variable rate mortgage financing to fund $287.1 million of the purchase price for these assets. All the properties are owned subject to triple-net leases with 26 separate operators. The total purchase price for the 7,362 licensed beds (including 39 ALF units and 26 long term acute care beds) was $394.5 million ($53,583 per bed). The contractual rent from the facilities during the first year was $35.6 million. The leases had a remaining average term of 8.0 years and provide for rent increasing at an average rate of approximately 2.1% annually. Although CapitalSource had existing relationships with many of the operators in the acquired portfolio, this acquisition also provided new operator relationships, two of which led to sale-leaseback transactions completed in the last 18 months.

  •
  During 2007, CapitalSource acquired eleven long-term care facilities (seven properties in Tennessee, one each in Ohio, Massachusetts, Indiana, and Colorado) from a publicly traded operator in 3 separate closings. The first closing of nine properties occurred on February 1, 2007, the second closing of one property occurred on March 1, 2007 and finally, the last closing of one property took place on May 1, 2007. All the properties are owned subject to triple-net leases with two separate operators. The total purchase price for the 1,754 SNF beds was $78.2 million ($44,567 per bed). The contractual rent from the facilities during the first year was $7.7 million. Ten of the facilities, located in Indiana, Massachusetts, Ohio and Tennessee with 1,574 licensed beds, are operated under a master lease for an initial term of ten years. The ten facilities are subject to an annual escalation of 2.5%. The eleventh facility, located in Colorado with 180 licensed beds, is operated under a lease agreement with an initial term of five years.

  •
  On June 29, 2007, CapitalSource acquired 36 long-term care facilities (35 properties in Texas and one in Pennsylvania) from a publicly traded healthcare REIT. The properties are operated under a 35-facility triple-net master lease and a one-facility triple-net stand alone lease. The total purchase price for the 4,232 licensed beds was $124.6 million ($29,447 per bed). The contractual rent for the first year was $10.6 million. The master lease expires June 30, 2017, and escalates at 2.5% annually. The stand-alone lease expires December 31, 2009 and escalates at 2.0% annually. The operator under these leases also has obtained accounts receivable financing from CapitalSource.

FACTORS AFFECTING OUR BUSINESS AND THE BUSINESS OF OUR OPERATORS

        The continued success of our business is dependent on a number of macroeconomic and industry trends. Many of these trends will influence our ongoing ability to find suitable investment properties while other factors will impact our operators' ability to conduct their operations profitably and meet their obligations to us.

Industry trends

        One of the primary trends affecting our business is the long-term increase in the average age of the U.S. population. This increase in life expectancy is expected to be a primary driver for growth in the healthcare and SNF industries. We believe this demographic trend is resulting in an increased demand for services provided to the elderly. We believe that the low cost healthcare setting of a SNF will benefit our operators and facilities in relation to higher-cost healthcare providers. We believe that these trends will support a growing demand for the services provided by SNF operators, which in turn will support a growing demand for our properties.

        The growth in demand for services provided to the elderly has resulted in an increase in healthcare spending. According to the 2007 National Health Expenditures forecast published by CMS, healthcare spending in the United States is projected to grow at an average annual growth rate of approximately 6.7% through 2017. As a percentage of gross domestic product, or GDP, healthcare spending is projected to increase by over 3% to 19.5% of GDP in 2017 with an expected spending level of over $4.3 trillion. CMS also projects that national nursing home expenditures will grow from $124.9 billion in 2006 to $217.5 billion in 2017, representing a 5.2% CAGR.

Competitive environment for healthcare real estate investing

        We compete with other public and private companies who structure triple-net leases with operators of varying types of healthcare properties. While the overall landscape for healthcare finance is competitive, we believe there has been a trend in our industry over the last few years of companies pursuing large portfolio transactions. In addition, we believe our industry has also experienced a trend over the last few years of companies seeking to diversify into other asset classes and away from SNFs. In contrast, we have focused, and will continue to focus, on smaller and middle- market transactions, primarily involving SNFs. CapitalSource has experience identifying and underwriting the abilities of local, regional and national operators. We believe that this experience helps us identify new operator relationships and create new opportunities with existing relationships that fall below the radar of other providers of capital. We believe that our continued focus on SNFs has enabled us to develop broad expertise in the markets in which we compete.

Liquidity and access to capital

        We anticipate that our single largest cash-based expense will be the interest expense we incur on our debt obligations. To continue to expand our portfolio, we will rely on access to the capital markets on an ongoing basis.

        Our indebtedness outstanding upon consummation of this offering will be comprised principally of our mortgage debt. At the closing of this offering, we do not anticipate that we will have made any draws on the secured, revolving credit facility that we expect to enter into with affiliates of the underwriters at or prior to closing of this offering. To the extent this facility is available to us, we believe it, and our cash flows from operations, will be sufficient to sustain our capital requirements for the next 18 to 24 months.

Factors affecting our operators' profitability

        Our revenues are derived from rents we receive from triple-net leases with our operators. Certain economic factors present both opportunities and risks to our operators and, therefore, influence their ability to meet their obligations to us. These factors directly affect our operators' operations and, given our reliance on their performance under our leases, present risks to us that may affect our results of operations or ability to meet our financial obligations.

        Our operators' revenues are largely derived from third-party sources. Therefore, we indirectly rely on these same third-party sources to obtain our rents. The majority of these third-party payments come from the federal Medicare program and state Medicaid programs. Our operators also receive payments from other third-party sources, such as private insurance companies or private-pay residents, but these payments typically represent a small portion of our operators' revenue streams. The sources and amounts of our operators' revenues are determined by a number of factors, including licensed bed capacity, occupancy rates, the acuity profile of residents and the rate of reimbursement. Changes in the acuity profile of the residents as well as the mix among payor types, including private pay, Medicare and Medicaid, may significantly affect our operators' profitability and, in turn, their ability to meet their obligations to us. Managing, billing and successfully collecting third-party payments is a relatively complex activity that requires significant experience and is critical to the successful operation of a SNF.

        Labor and related expenses typically represent our operators' largest cost component. Therefore, the labor markets in which our operators operate affect their ability to operate in a cost efficient manner and profitably. In order for our operators to be successful, they must possess the management capability to attract and maintain skilled and motivated workforces. Much of the required labor needed to operate a SNF requires specific technical experience and education. In recent years, many of the markets in which we own properties have experienced skilled labor shortages. These trends can require our operators to increase their payroll costs to attract labor and adequately staff their operations. Increases in labor costs due to higher wages and greater employee benefits required to attract and retain qualified personnel could affect our operators' ability to meet their obligations to us. A successful operator must be able to source qualified skilled labor and minimize staff turnover, as high turnover rates can sometimes challenge their ability to operate effectively and profitably.

        While our revenues are generated from the rents our operators pay to us, we seek to establish our rent at an appropriate level so that our operators are able to succeed. This requires discipline to ensure that we do not overpay for the properties we acquire. While we operate in a competitive environment, we carefully assess the long-term risks facing our operators as we consider an investment. Because our leases are long-term arrangements, we are required to assess both the short and long-term capital needs of the properties we acquire. SNFs are generally highly specialized real estate assets. We believe we have developed broad expertise in assessing the short and long-term needs of this asset class.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and judgments about future events that affect the reported amounts in the financial statements and the related disclosures. We base estimates on our experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our financial statements. From time to time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. We believe that the following critical accounting policies, among others, affect our more significant estimates and judgments used in the preparation of our financial statements. For more information regarding our critical accounting policies, see Note 2, Summary of Significant Accounting Policies in our accompanying audited combined financial statements for the year ended December 31, 2007.

  Operating Lease Income Recognition

        We lease our direct real estate investments through long-term, triple-net operating leases that typically include fixed rental payments, subject to escalation over the life of the lease. We recognize operating lease income on a straight-line basis over the life of the lease when collectibility is reasonably assured.

        For straight-line rent, we generally record reserves against revenues from leases when collection is uncertain or when negotiations for restructurings of troubled operators result in significant uncertainty regarding ultimate collection. The amount of the reserve is estimated based on what management believes will likely be collected. We continually evaluate the collectibility of our straight-line rent assets. If it appears that we will not collect future rent due under our leases, we will record a provision for loss related to the straight-line rent asset.

        We do not recognize any revenue on contingent rents until payments are received and all contingencies have been eliminated.

  Long-Lived Assets and Intangibles

        We allocate the purchase price of our real estate investments to net tangible and identified intangible assets acquired, primarily lease intangibles, based on their estimated fair values. In making estimates of fair values for purposes of allocating the purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed.

        In assessing lease intangibles, we recognize above-market and below-market in-place lease values for acquired operating leases based on the present value of the difference between: (1) the contractual amounts to be received pursuant to the leases negotiated and in-place at the time of acquisition of the facilities; and (2) management's estimate of fair market lease rates for the facility or equivalent facility, measured over a period equal to the remaining non-cancelable term of the lease. Factors to be considered for lease intangibles also include estimates of carrying costs during hypothetical lease-up periods, market conditions, and costs to execute similar leases. The capitalized above-market or below-

market lease values are classified as intangible assets, net, and lease obligations, net, respectively, and are amortized to operating lease income over the remaining non-cancelable term of each lease.

  Impairment of Long-Lived Assets

        We assess our real estate investments and the related intangible assets for impairment indicators whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Our assessment of the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If we determine that indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets may be recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess over their estimated fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a healthcare facility as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

        If we decide to sell a real estate investment, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

  Loans and Other Amounts Receivable from Third Parties

        We evaluate the collectibility of loans and other amounts receivable from third parties based on a number of factors, including (i) corporate and facility-level financial and operations reports, (ii) compliance with the financial covenants set forth in the loan agreement, (iii) the financial stability of the applicable borrower or operator and any guarantor and (iv) the payment history of the borrower or operator. Our level of reserves, if any, for loans and other amounts receivable from third parties fluctuates depending upon all of these factors.

  Income Tax

        Since we operated within qualified REIT subsidiaries of CapitalSource (and hence were not subject to federal income taxes), and as we intend to elect to be taxed as a REIT under the applicable provisions of the Internal Revenue Code, commencing with the year ended December 31, 2008, neither our historical combined financial statements nor our pro forma combined financial statements include any provision for federal income tax. We still may be subject to state and local taxation in various state and local jurisdictions, including those in which we transact business or reside. In addition, we may form a taxable REIT subsidiary to hold a portion of our initial assets, which may include a portion of our participation in the Genesis mezzanine loan. To the extant a TRS is formed and generates income, it would be taxable as a corporation and would pay federal, state and local income tax on its taxable income at the applicable corporate rates. As a result, our financial statements after this offering may include a provision for income tax expense relating to the taxable income of our TRS. If we fail to qualify as a REIT in any taxable year, all of our taxable income for that year would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. In addition, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under specific statutory provisions.

RESULTS OF OPERATIONS

        The following is a discussion of the combined results of operations of CapitalSource's healthcare net lease segment and the $150.0 million participation in the Genesis mezzanine loan as carved out of the accounts of CapitalSource and as though the combined healthcare net lease segment and loan participation had been a separate, stand-alone company for the respective periods presented.

  Discussion of Revenue, Expenses and Non-GAAP Financial Measures

  Revenues

        Revenues consist of rents we collect from operators as stipulated in our long term triple-net leases as well as interest and fee income earned on the Genesis mezzanine loan. Additionally, as required under GAAP, we recognize certain non-cash revenue due to straight-lining of rent as well as amortization of lease intangibles. While not a significant component of revenue, we also earn interest on overnight deposits.

        Certain of our leases provide for periodic and determinable increases in base rent. Base rental revenues under these leases are recognized on a straight-line basis over the term of the applicable lease. We recognize operating lease income on a straight-line basis over the life of the lease when collectibility is reasonably assured. Recognizing rental income on a straight-line basis results in recognized revenue exceeding cash amounts contractually due from our operators during the first half of the term for leases that have straight-line treatment.

        Certain of our other leases provide for an annual increase in rental payments only if certain revenue parameters or other contingencies are met. We recognize the increased rental revenue under these leases only if the revenue parameters or other contingencies are met rather than on a straight-line basis over the term of the applicable lease.

  Expenses

        We recognize a variety of cash and non-cash charges in our financial statements. Our expenses consist primarily of depreciation expense and the interest expense we incur as well as general and administrative costs associated with operating our business.

        Prior to completion of this offering, certain management, administrative and operational services of CapitalSource were shared among us and other CapitalSource segments. For purposes of financial statement presentation, the costs for these shared services have been allocated to us based on actual direct costs incurred, or allocated based the value of real estate and loan assets. See Note 9, Related Party Transactions, to our audited combined financial statements included elsewhere in this prospectus for additional information about these allocations. CapitalSource's management believes that the allocations are reasonable. However, actual expenses may have been materially different from the allocated expenses if we had operated as an unaffiliated stand-alone entity. Going forward, we will incur expenses in the form of the management fee and other costs we expect to incur as a public company.

  Non-GAAP Financial Measures

        Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time as evidenced by the provision for depreciation. However, since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient. In response, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation from net income. FFO, as defined by NAREIT, means net income, computed in accordance with GAAP, exclusive of gains (or losses) from sales of real estate, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FAD represents FFO excluding: (i) net straight-line rental adjustments; (ii) rental income related to above/below market leases; and (iii) amortization of deferred financing costs.

        FFO and FAD as presented herein are not necessarily comparable to FFO and FAD presented by other real estate companies due to the fact that not all real estate companies use the same definition. FFO and FAD should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is FFO or FAD necessarily indicative of sufficient cash flow to fund all of our needs including dividends. FFO and FAD are not financial measures recognized under GAAP and are unaudited for all periods presented. We believe that in order to facilitate a clear understanding of our combined historical operating results, FFO and FAD should be examined in conjunction with net income as presented in the combined financial statements and data included elsewhere in this prospectus.

  Three months ended March 31, 2008 compared to three months ended March 31, 2007

        The following table reflects the results of our operations and our operating performance for the three months ended March 31, 2008 and 2007.

	Three Months Ended March 31,
			Change
	2008	2007
	(unaudited)
	($ in thousands)
				%
Revenues:
Operating lease income	$26,709	$19,667	$7,042	36%
Interest and fee income	4,951	185	4,766	2,576%

Total revenues	31,660	19,852	11,808	59%
Expenses:
Interest expense	11,000	9,168	1,832	20%
Depreciation	8,969	6,749	2,220	33%
General and administrative	2,658	2,819	(161)	(6)%

Total expenses	22,627	18,736	3,891	20%
Income before noncontrolling interests expense	9,033	1,116	7,917	709%
Noncontrolling interests expense	(1,153)	(1,352)	199	15%

Net income (loss)	$7,880	$(236)	$8,116	3,439%

FFO	$16,849	$6,513	$10,336	159%

FAD	$14,898	$5,682	$9,215	162%

        The table below reflects the reconciliation of FFO and FAD to net income available to common shareholders, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended March 31,
	2008	2007
	(unaudited)
	($ in thousands)
Net income (loss)	$7,880	$(236)
Adjustments:
Depreciation and amortization on real estate assets	8,969	6,749
Depreciation on real estate assets related to noncontrolling interests	—	—
Loss (gain) on sale of real estate assets	—	—

FFO	16,849	6,513
Adjustments:
Straight-lining of rent	(2,107)	(1,637)
Loss (gain) on extinguishment of debt	—	—
Amortization related to above (below) market leases	(156)	691
Amortization of deferred financing fees	312	115

FAD	$14,898	$5,682

        The following is a discussion of the combined statements of operations for the three months ended March 31, 2008 and 2007.

  Net Income

        Net income increased by $8.1 million from a loss of $0.2 million for the three months ended March 31, 2007 to net income of $7.9 million for the three months ended March 31, 2008. The increase in net income is a result of an increase in revenue by $11.8 million. The components of this increase in revenue are more fully explained below. The increase was partly offset by an increase of $3.9 million in total expenses. The components of this increase in expenses are more fully explained below.

  Operating Lease Income

        Operating lease income increased by $7.0 million or 36% from $19.7 million for the three months ended March 31, 2007 to $26.7 million for the three months ended March 31, 2008. Approximately $5.2 million of this increase was due to increased rental income from acquisitions in the second and third quarters of 2007 as well as the first quarter of 2008. An additional $0.7 million of this increase was due to escalations in contractual rental income. Finally, the remaining $0.9 million was due to intangible lease amortization. We acquired a large portfolio in June 2007 (see "—Key Transactions" above) that has a significant intangible lease obligation. The impact of this intangible lease obligation was a net increase in operating lease income.

  Interest and Fee Income

        Interest and fee income increased by $4.8 million from $0.2 million for the three months ended March 31, 2007 to $5.0 million for the three months ended March 31, 2008. Substantially all of the increase was due to interest and fees earned on the Genesis mezzanine loan that was originated in July 2007.

  Interest Expense

        Interest expense increased by $1.8 million or 20% from $9.2 million for the three months ended March 31, 2007 to $11.0 million for the three months ended March 31, 2008. The increase reflects increased borrowings due to our increased asset base. However, in the same period 30-day LIBOR declined significantly. The increase in interest expense would have been significantly higher if 30-day LIBOR had remained at the same level.

  Depreciation Expense

        Depreciation expense increased by $2.2 million or 33% from $6.8 million for the three months ended March 31, 2007 to $9.0 million for the three months ended March 31, 2008. Approximately $1.5 million of this increase related to depreciation on real property assets and $0.7 million was due to depreciation on personal property as a result of acquisitions in 2007.

  General and Administrative

        General and administrative expense decreased by approximately $0.1 million from $2.8 million for the three months ended March 31, 2007 to $2.7 million for the three months ended March 31, 2008. The most significant reason for the decrease was due to the decrease in non-recurring legal and professional fees from $1.7 million incurred in the quarter ended March 31, 2007 as compared to $0.1 million in the three months ended March 31, 2008. The fees represented costs incurred for our mortgage debt that could not be capitalized as they represented a modification and not the initial closing of the mortgage debt. This decrease in fees was partly offset by the increase in the allocated general and administrative expense from $1.2 million for the three months ended March 31, 2007 to $2.5 million for the three months ended March 31, 2008. This increase was driven by the increased asset base as of March 31, 2008.

  Non-GAAP Financial Measures

        FFO increased by $10.3 million or 159% from $6.5 million for the three months ended March 31, 2007 to $16.8 million for the three months ended March 31, 2008. The increase was primarily driven by an increase in operating lease income of $7.0 million and an increase in interest and fee income of $4.8 million, partially offset by an increase in interest expense and general and administrative expense, all of which reflect the increased asset base as of March 31, 2008. No depreciation expense is attributed to our noncontrolling interests because holders of these interests do not have ownership rights in or claims to, any real property assets.

        FAD increased by $9.2 million or 162% from $5.7 million for the three months ended March 31, 2007 to $14.9 million for the three months ended March 31, 2008. The increase was driven by an increase in FFO as described above. The increase was partially offset by the amortization of intangible lease obligations as more fully described in operating lease income above.

  Year ended December 31, 2007 compared to year ended December 31, 2006

        The following table reflects the results of our operations and our operating performance measures for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
			Change
	2007	2006
	($ in thousands)		($ in thousands)%
Revenues:
Operating lease income	$95,191	$30,380	$64,811	213%
Interest and fee income	10,805	194	10,611	5,470%

Total revenues	105,996	30,574	75,422	247%
Expenses:
Interest expense	46,262	13,373	32,889	246%
Depreciation	31,955	11,464	20,491	179%
General and administrative	10,460	3,809	6,651	175%
Loss on impairment of assets	1,225	—	1,225	—
Loss on debt extinguishment	—	2,497	(2,497)	(100)%

Total expenses	89,902	31,143	58,759	189%
Income (loss) before gain on sale of real estate and noncontrolling interests expense	16,094	(569)	16,663	2,928%
Gain on sale of real estate	156	—	156	—
Noncontrolling interests expense	(4,951)	(4,711)	(240)	(5)%

Net income (loss)	$11,299	$(5,280)	$16,579	314%

FFO	$43,098	$6,184	$36,914	597%

FAD	$36,491	$4,886	$31,606	647%

        The table below reflects the reconciliation of FFO and FAD to net income available to common shareholders, the most directly comparable GAAP measure, for the periods presented.

	Year Ended December 31,
	2007	2006
	($ in thousands)
Net income (loss)	$11,299	$(5,280)
Adjustments:
Depreciation and amortization on real estate assets	31,955	11,464
Depreciation on real estate assets related to noncontrolling interests	—	—
Loss (gain) on sale of real estate assets	(156)	—

FFO	$43,098	$6,184

Adjustments:
Straight-lining of rent	$(7,668)	$(4,012)
Loss (gain) on extinguishment of debt	—	2,497
Amortization related to above (below) market leases	472	185
Amortization of deferred financing fees	589	32

FAD	$36,491	$4,886

        The following is a discussion of the combined statements of operations for the years ended December 31, 2007 and 2006.

  Net Income

        Net income increased by $16.6 million from a loss of $5.3 million for the year ended December 31, 2006 to income of $11.3 million for the year ended December 31, 2007. The increase in net income is a result of an increase in revenue of $75 million. The components of this increase in revenue are more fully explained below. The increase was partly offset by an increase of $58.8 million in total expenses. The components of this increase in expenses are more fully explained below.

  Operating Lease Income

        Operating lease income increased by $64.8 million or 213% from $30.4 million for the year ended December 31, 2006 to $95.2 million for the year ended December 31, 2007. $65.1 million of this increase is due to increased rental income from properties acquired in 2007 and a full year impact of the properties acquired during the year ended December 31, 2006. This increase was partially offset due to higher intangible lease amortization of $0.5 million in 2007 from $0.2 million in 2006.

  Interest and Fee Income

        Interest and fee income increased by $10.6 million to $10.8 million for the year ended December 31, 2007. Of this increase, $10.0 million was due to interest and fees earned on the Genesis mezzanine loan that was originated in July 2007. The remaining $0.6 million was due to the increased interest on cash on deposits in various cash accounts.

  Interest Expense

        Interest expense increased by $32.9 million or 246% from $13.4 million for the year ended December 31, 2006 to $46.3 million for the year ended December 31, 2007. The majority of this increase reflects increased borrowings as allocated from CapitalSource due to our increased asset base. The decrease in 30-day LIBOR was not significant until the last quarter of 2007. We believe that the increase in interest expense would have been higher if 30-day LIBOR had remained at the same level in all of 2007.

  Depreciation Expense

        Depreciation expense increased by $20.5 million or 179% from $11.5 million for the year ended December 31, 2006 to $32.0 million for the year ended December 31, 2007. Of this increase, $16.4 million was due to depreciation on real property assets and $4.1 million of this increase was due to depreciation on personal property as a result of asset growth in 2007.

  General and Administrative

        General and administrative expense increased by $6.7 million or 175% from $3.8 million for the year ended December 31, 2006 to $10.5 million for the year ended December 31, 2007. Of this amount, $4.5 million was a direct result of increased allocation of general and administrative expenses due to increased asset base. Another $1.7 million represents legal and professional fees incurred for our mortgage debt that could not be capitalized as they represented a modification and not the initial closing of the mortgage debt.

  Loss on Impairment of Assets

        During the year ended December 31, 2007, we recognized a $1.2 million impairment related to one of our SNFs.

  Loss on Debt Extinguishment

        During the year ended December 31, 2006, we recorded a loss of $2.5 million upon extinguishment of the debt related to our first transaction (as more fully described in "—Key Transactions"), based upon the amounts paid in connection with the prepayment fees relative to the fair value of debt recorded.

  Non-GAAP Financial Measures

        FFO increased by $36.9 million or 597% from $6.2 million for the year ended December 31, 2006 to $43.1 million for the year ended December 31, 2007. The increase was primarily driven by an increase in operating lease income of $64.8 million and an increase in interest and fee income of $10.6 million, partially offset by an increase in interest expense and general and administrative expense, all of which reflect the increased asset base for the year ended December 31, 2007. No depreciation expense is attributed to our noncontrolling interests because holders of these interests do not have ownership rights in or claims to, any real property assets.

        FAD increased by $31.6 million or 647% from $4.9 million for the year ended December 31, 2006 to $36.5 million for the year ended December 31, 2007. The increase was driven by an increase in FFO as described above. The increase in FAD was partially offset by the increase in straight-line rent from $4.0 million to $7.7 million. Also partially offsettting the increase was a $2.5 million loss on extinguishment of debt. Finally, the increase in amortization of lease intangibles and deferred loan expenses also contributed to the increase in FAD.

RISK MANAGEMENT

        The objective of our risk management approach is to support achievement of our business strategies while maintaining appropriate risk levels. Our asset/liability management process focuses on a variety of risks, including interest rate risk, concentration risk, and credit risk. Effective management of these risks is an important determinant of the absolute levels and variability of FFO, FAD and net worth. The following discussion addresses our integrated management of assets and liabilities.

  Market Risk

        We receive a significant portion of our revenue by leasing our assets under long-term triple-net leases in which the rental rate is generally fixed with annual escalators, subject to certain limitations. We also earn revenue from our participation in the Genesis mezzanine loan. We anticipate our revolving credit facility will bear interest at a variable rate with a spread over 30-day LIBOR. Additionally, approximately $284.4 million of our existing mortgage debt bears interest at a spread over 30-day LIBOR.

        The general fixed nature of our assets subject to long-term triple-net leases and the variable nature of the bulk of our indebtedness creates interest rate risk. If interest rates were to rise significantly, our lease and other revenue might not be sufficient to enable us to meet our debt obligations. In July 2007, we entered into an interest rate cap on the $284.4 million variable rate mortgage debt with a 30-day LIBOR strike price of 6.75%. The cap expires in March 2009.

        We may engage in hedging strategies in the future, depending on management's analysis of the interest rate environment and the costs and risks of such strategies. We do not anticipate purchasing derivative instruments for speculative purposes.

  Concentration Risk

        We evaluate our concentration risk in terms of investment mix and geographic mix. Investment mix measures the portion of our real estate owned investments (based on contractual rental income as of

March 31, 2008) that relate to our various property types. Geographic mix measures the portion of our real estate owned investments (based on contractual rental income as of March 31, 2008) that relate to our top five states. The following table reflects concentration risk for 2007 and 2006:

	Year Ended December 31,
	2007	2006
Investment Mix:
Skilled Nursing Facilities	97.8%	97.7%
Assisted Living Properties	1.1%	0.8%
Long Term Acute Care	1.1%	1.5%
Geographic Mix:
Florida	37.6%	43.7%
Texas	16.5%	6.7%
Tennessee	9.7%	4.2%
Indiana	6.5%	8.2%
Mississippi	4.0%	4.5%
Remaining states	25.7%	32.7%

  Credit Risk

        The financial condition of our operators and borrowers and their ability to meet our rent obligations or interest payments will largely determine our revenues and our ability to make distributions to our shareholders. In addition, any failure by operators or borrowers to effectively conduct their operations could have a material adverse effect on their business reputation or on their ability to enlist and maintain patients in their facilities. The inability or unwillingness to satisfy their obligations under their agreements with us could significantly harm us and our ability to service our indebtedness and other obligations and to make distributions to our shareholders as required for us to continue to qualify as a REIT. The following table highlights our five largest operator groups or borrower based on all sources of the contractual revenues for the three months ended March 31, 2008 (including the interest income from our participation in the Genesis mezzanine loan):

	Three Months Ended March 31, 2008
	($ in thousands)%
Customer Mix:
FC-Gen Acquisition, Inc.	$4,732	16.1%
Delta Health Group	3,300	11.2%
Florida Institute for Long Term Care	3,098	10.5%
New Bell Facilities Services, L.P.	2,683	9.1%
TenInOne Acquisition Group, LLC	1,912	6.5%
Remaining portfolio (37 operator groups)	13,728	46.6%

Total Portfolio	$29,453	100.0%

        We regularly monitor our credit risk under our lease agreements with our operators by, among other things, evaluating two key metrics that we believe best portray each operator's ability to pay rent to us. Using financial information reported to us, we monitor for each lease (1) the ratio of facilities' annualized NOI before management fees to annualized contractual rental income and (2) the ratio of facilities' annualized NOI after management fees to annualized contractual rental income. For the quarter ended March 31, 2008, the ratios of NOI before and after management fees were 2.0x and 1.4x, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        During 2007 and 2006, our principal sources of liquidity were borrowings under mortgage debt, as more fully described below, and loans made by and equity contributions received from CapitalSource. Our liquidity is expected to be provided from cash flows from operations, secured mortgage loans, borrowings under our anticipated revolving credit facility and offerings of common shares. Further, we anticipate that cash flows from operations over the next twelve months will be adequate to fund our business operations, distributions to shareholders and debt amortization.

        We intend to continue to fund future investments through cash flows from operations, borrowings under our proposed revolving credit facility, assumption of indebtedness, disposition of assets (in whole or in part through joint venture arrangements with third parties) and issuances of secured or unsecured long-term debt, equity or other securities. We believe that our cash flows from operations and borrowings under our proposed revolving credit facility will provide sufficient liquidity to satisfy our short- and long-term capital requirements.

  Revolving Credit Facility

        Upon the closing of the offering, we expect that we will have a secured revolving credit facility with borrowing capacity expected to be $         million. We expect that the revolving credit facility will bear interest at a fluctuating 30-day LIBOR-based rate per annum plus an applicable percentage based on our consolidated leverage.

  Mortgage Debt

        In December 2006, we entered into a $287.1 million loan agreement with Column Financial, Inc. ("Column"), an affiliate of one of the underwriters of this offering, to finance the acquisition of 65 healthcare properties. Under the terms of this agreement, we were required to make constant monthly payments of principal and interest based upon a 25-year amortization of principal and an interest rate fixed at 7.25% until December 28, 2006, and thereafter at a fixed rate equal to the 10-year US Treasury swap rate plus 1.90%. In March 2007, we amended this loan agreement to, among other things, modify the interest rate to 30-Day LIBOR plus 1.85% and change the maturity date from January 11, 2017 to April 9, 2009, with three one-year extensions at our option and without additional cost. On July 31, 2007, we further modified this loan agreement to divide the loan into a senior $250.0 million senior loan and a $36.1 million mezzanine loan. The interest rate under the senior loan is 30-Day LIBOR plus 1.54% and the interest rate under the mezzanine loan is 30-Day LIBOR plus 4% (with the effect that the weighted average interest rate under the two loans taken together is unchanged after the modification). As of March 31, 2008, 65 properties, with a net book value of $359.5 million, collateralize this mortgage debt.

        As of March 31, 2008, 11 properties are encumbered by an aggregate of approximately $56.7 million of long-term financing obtained from Highland Mortgage Company which is guaranteed by HUD, and bears interest at a weighted average rate of 6.61%. As of March 31, 2008, 11 properties, with a total carrying value of $100.3 million, collateralize this mortgage debt.

  Term Debt

        In November 2006, in connection with the property acquisition from REIT Solutions described above under "—Key Transactions," we entered into five $4.0 million junior subordinated unsecured seller notes. The term of the notes is 15 years, and interest is payable quarterly at a fixed rate of 9%.

  Covenants

        Our mortgage and other secured debt requires us to comply with various financial and other covenants. The terms of the Column mortgage debt described above subject us to financial covenants requiring that the rents and net cash flow received from, or produced by, the encumbered properties exceed the debt service required on that debt by specified amounts over trailing 12-month periods. In addition, we have agreed in this same mortgage financing that we will, and we will act to ensure that our operators also will, conduct their businesses in material compliance with all applicable legal requirements, including applicable healthcare laws and regulations. Also in this financing, CapitalSource is the guarantor of our obligations and is required to maintain a net worth of at least $500 million.

        In addition, we expect the terms of our proposed credit facility will require us to comply with additional financial and other covenants, including covenants that:

  •
  require us to maintain minimum tangible net worth equal to            % of the level we have at closing of this offering, plus            % of the proceeds to us of any future equity offerings raising proceeds for us;

  •
  prevent us from employing leverage in excess of            % of our total asset value;

  •
  require us to maintain a ratio of consolidated EBITDA to fixed charges of not less than            to             ;

  •
  prohibit us from making distributions to our shareholders in excess of            % of our FFO over time, except for such distributions as may be required to enable us to maintain our qualification as a REIT for federal income tax purposes;

  •
  require us to maintain our existence and status as a REIT for federal income tax purposes; and

  •
  limit our ability, without lender consent, to:
  •
  grant other liens or incur additional indebtedness in respect of our assets securing the facility;

  •
  make certain investments;

  •
  engage in certain affiliated or extraordinary transactions; or

  •
  change our significant accounting policies or reporting practices, except as required by GAAP or applicable law.

        These covenants may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we or CapitalSource fail to comply with any of these requirements, then the related indebtedness, and any other debt containing cross-default or cross-acceleration rights for our lenders, could become immediately due and payable. We cannot assure you that we could pay all of our debt if it became due, or that we could continue in that instance to make distributions to our shareholders and maintain our REIT qualification.

  Dividends

        In order to qualify as a REIT, we must make annual distributions to our shareholders of at least 90% of our REIT taxable income (excluding net capital gain).

        We expect that REIT taxable income will be less than cash flow due to the allowance of depreciation and other non-cash deductions in computing REIT taxable income. Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement, it is possible that from time to time we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. If we do not have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement, or if we desire to retain cash, we may borrow funds, issue additional equity securities, pay taxable dividends in our common shares, if possible, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements.

  Capital Expenditures

        Capital expenditures to maintain and improve our triple-net leased properties generally will be incurred by our operators. Accordingly, we do not believe that we will incur any major expenditures in connection with these triple-net leased properties. After the terms of the triple-net leases expire, or in the event that the operators are unable or unwilling to meet their obligations under the triple-net leases, we anticipate that any expenditures relating to the maintenance of these triple-net leased properties for which we may become responsible will be funded by cash flows from operations or through additional borrowings. To the extent that unanticipated expenditures or significant borrowings are required, our liquidity may be affected adversely. Our ability to borrow funds may be restricted in certain circumstances by the terms of our proposed revolving credit facility.

  Components of Cash Flows

        Cash flows from operations are derived largely from net income, adjusted for straight-line rent, cash collected that was billed in prior periods and depreciation. We intend on making distributions based largely from cash provided by operations.

        Cash used in investing activities consists of cash that was used during the period for the purposes of making new investments both in real property and loan advances.

        Cash provided by financing activities consists of cash we received from issuance of debt and equity contributions from CapitalSource. This cash provided the primary basis for the investments in new properties or for loan advances. We expect that, following the completion of this offering, we will continue to fund future investments through cash flows from operations, borrowings under our revolving credit facility, assumption of indebtedness, disposition of assets (in whole or in part through joint venture arrangements with third parties) and issuance of secured or unsecured long-term debt, equity or other securities.

  Cash Flows

        Our primary sources of cash include rent and interest receipts, borrowings, and proceeds from sale of real property as well as loans and equity contributions from CapitalSource. CapitalSource is not required to provide any funding to us or guarantee any future indebtedness in the future. Our primary uses of cash include debt service payments, real estate property acquisitions, loan advances and general and administrative expenses. These sources and uses of cash are reflected in our combined statements of cash flow and are discussed in further detail below.

  Three months ended March 31, 2008 compared to three months ended March 31, 2007

        Cash provided by operations increased by $3.3 million from $7.1 million in the three months ended March 31, 2007 to $10.4 million in the three months ended March 31, 2008. The increase was due to increased net income as more fully described above partially offset by a decrease in liabilities and increase in straight line receivables.

        Cash used in investing activities decreased from $91.4 million in the three months ended March 31, 2007 to $5.5 million in the three months ended March 31, 2008. The decrease in cash used reflects the higher acquisition activity in 2007 as compared to the three months ended March 31, 2008, as more fully described in "—Key Transactions" above.

        Cash from financing activities decreased from cash provided from our parent of $88.0 million in the three months ended March 31, 2007 to cash distributed to our parent of $13.8 million in the three months ended March 31, 2008. The change from contributions to distributions reflects the asset acquisitions in 2007 as more fully described in "—Key Transactions" above.

  Year ended December 31, 2007 compared to year ended December 31, 2006

        Cash used in operations increased by $93.3 million from $10.1 million in the year ended December 31, 2006 to $103.5 million in the year ended December 31, 2007. The increase was due to cash used to fund the Genesis mezzanine loan. The increase was partially offset by an increase in net income. This increase was due to increased investments in 2007 and a large number of acquisitions that happened in the latter half of 2006 that had a full year's impact in 2007.

        Cash used in investing activities decreased by $247.4 million from $513.7 million in 2006 to $266.3 million in 2007. This decrease was largely due to a decrease in investment activity in 2007 as compared to the prior period. An additional $5 million of this decrease was due to sale of real estate in 2007.

        Cash provided from financing activities decreased by $150.9 million from $530.3 million in 2006 to $379.4 million in 2007. This decrease was largely reflective of the decreased investment activity in 2007 when compared to 2006.

Contractual Obligations

        We are not a party to any other material noncancelable commitments beyond our management agreement and our long-term debt obligations. Under the terms of the management agreement, CapitalSource will receive an annual base management fee, payable monthly, equal to 0.50% of our average gross invested assets. Gross invested assets are defined as net real estate investments plus accumulated depreciation plus loan net receivable of $150 million.

        The following table summarizes the effect that our long term debt obligations (which includes principal and interest payments) are expected to have on our cash flow in future periods as of December 31, 2007. The table below excludes $248 million in related party debt owed to CapitalSource that will be contributed to us along with our initial assets. Amounts payable under the management agreement are not included in the table below because such amounts are not fixed and determinable. We are not a party to any material off-balance sheet commitments.

	Mortgage Debt(1)	Term Debt	Total
	($ in thousands)
2008	$5,117	$—	$5,117
2009	5,491	—	5,491
2010	5,894	—	5,894
2011	6,325	—	6,325
2012	265,127	—	265,127
Thereafter	51,347	20,000	71,347

Total	$339,301	$20,000	$359,301

(1)
The contractual obligations of our mortgage debt are computed based on the assumption that we will exercise the three one-year extension options. See Note 7. Borrowings.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks related to fluctuations in interest rates on the Genesis mezzanine loan receivable and certain of our debt. Interest rate risk is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control. We may hold derivative instruments to manage our exposure to these risks, and our derivative instruments are expected to be matched against specific debt obligations. The purpose of the following analyses is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2007. Many of the statements contained in these paragraphs are forward-looking and should be read in conjunction with our disclosures under the heading "Cautionary Language Regarding Forward-Looking Statements" and "Risk Factors."

        Part of our initial assets is a $150 million participation in the Genesis mezzanine loan that was made by CapitalSource as part of the acquisition financing to the entity that acquired Genesis Healthcare Corporation. The Genesis mezzanine loan bears interest at a variable interest rate based on 30-day LIBOR, which is reset monthly.

        We utilize debt financing primarily for the purpose of making investments in long-term care facilities. Certain of our acquisitions have involved the assumption of "in-place" long-term fixed rate debt. We have also utilized variable rate mortgage debt to effectuate other acquisitions. We may in the future utilize short-term borrowings under revolving credit facilities that we may obtain to fund future acquisitions. Depending on future market conditions, management may decide to replace variable rate debt with long-term fixed rate debt, or issue common shares to provide long-term financing.

        Our future earnings, cash flows and estimated fair values relating to financial instruments are dependent upon prevalent market rates of interest, such as LIBOR. For our fixed rate debt, changes in interest rates generally affect the fair market value, but do not impact earnings or cash flows. Conversely, for our variable rate debt, changes in interest rates generally do not impact fair market value, but do affect our future earnings and cash flows. Certain of our fixed rate debt is generally not prepayable, either as a result of contractual lockouts or through economically unfavorable prepayment premiums. Therefore, interest rate risk and changes in fair market value should not have a significant impact on such fixed rate debt until we would be required to refinance such debt.

        With respect to our variable rate mortgage debt, which is priced based on 30-day LIBOR, each one percentage point increase in 30-day LIBOR would result in an increase in interest expense of approximately $2.8 million, annually. With respect to the Genesis mezzanine loan, a one percent increase in 30-day LIBOR would result in an increase in interest income of $1.5 million, annually. Thus, to the extent that both the Genesis mezzanine loan and our variable rate mortgage debt continue to be outstanding concurrently, the net estimated effect would be an approximate $1.3 million reduction of our annual earnings.

        The table below details the principal amounts and the average interest rates for the Genesis mezzanine loan and our existing debt for each category based on the final maturity dates as of December 31, 2007. The Genesis mezzanine loan pays interest only with the principal due at maturity, while certain items in the various categories of debt require periodic principal payments prior to the final maturity date. The fair value estimate for the Genesis mezzanine loan is based on the estimates of management and on rates currently prevailing for comparable loans. The fair market value estimates for debt securities are based on discounting future cash flows utilizing rates we would expect to pay for debt of a similar type and remaining maturity as of December 31, 2007.

	Maturity Date
							Total Book Value	Estimated Fair Value
	2008	2009	2010	2011	2012	Thereafter
	($ in Millions)
Assets:
Loan, net	$150.8	$150.8	$150.8	$150.8	$0	$0	$150.8	$150.8
Average interest rate							13.1%
Liabilities:
Fixed rate debt	$76.8	$76.1	$75.5	$74.8	$74.0	$73.2	$76.8	$73.4
Average interest rate	7.2%	7.2%	7.2%	7.3%	7.3%	7.3%	7.2%
Variable rate debt	$284.3	$279.8	$275.0	$269.8	$264.3	$0	$284.3	$279.6
Average interest rate							6.45%

        The book value and fair value at December 31, 2006 of each category presented above was:

	Total Book Value	Estimated Fair Value
	($ in Millions)
Assets:
Loan, net	$0	$0
Average interest rate	20%	19.3%
Liabilities:
Fixed rate debt	$12.6	$9.8
Average interest rate	6.0%
Variable rate debt	$287.1	$281.4
Average interest rate	7.2%

        The estimated impact of changes in interest rates discussed above are determined by considering the impact of the hypothetical interest rates on our borrowing costs, lending rates and other current interest rate indexes from which our financial instruments may be priced. These analyses do not consider the effects of industry specific events, changes in the real estate markets, or other overall economic activities that could increase or decrease the fair value of our financial instruments. If such events or changes were to occur, we would consider taking actions to mitigate and/or reduce any negative exposure to such changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

 BUSINESS

OVERVIEW OF OUR COMPANY

        We are a newly organized Maryland real estate investment trust, or REIT, investing in income producing healthcare-related facilities, principally skilled nursing facilities, or SNFs, located in the United States. Upon consummation of this offering, we believe we will own one of the largest portfolios of SNFs in the United States. As of March 31, 2008, our portfolio of properties consisted of 187 facilities located in 23 states and operated by 41 third-party operator groups. Approximately 98% of these facilities are SNFs, with the remainder being either long-term acute care facilities or ALFs. In addition to these properties, we will hold a $150 million participation in a $375 million, five-year mezzanine loan made by CapitalSource in 2007. In this prospectus, we refer to this loan as the Genesis mezzanine loan.

        We are managed by CapitalSource Finance LLC, a wholly owned subsidiary of CapitalSource Inc., a NYSE-listed, middle market commercial finance company which will own            % of our outstanding common shares following this offering. CapitalSource has been a significant lender to middle market healthcare companies since its inception in 2000. Through March 31, 2008, CapitalSource had originated over $6.9 billion in loans to approximately 335 healthcare clients and, as of March 31, 2008, CapitalSource's healthcare finance loan portfolio included approximately $3.4 billion in commitments to approximately 168 clients. CapitalSource commenced its healthcare net lease business in January 2006 and, since that time, has made over $1 billion of direct real estate investments, all of which will be contributed to us immediately prior to the completion of this offering. We believe that CapitalSource's expertise, knowledge and relationships will enable us to originate, manage and enhance our healthcare-related investments. In addition, we believe that, along with our sale leaseback product, CapitalSource's commercial lending capabilities, allow us to offer a broader array of healthcare financing solutions to facility operators than other healthcare REITs. As a result, we expect to see a wider range of quality investment opportunities.

        We expect to continue to invest primarily in SNFs. These properties fill an important and growing need in the healthcare industry by offering restorative, rehabilitative and custodial nursing care to seniors and other people not requiring the more extensive treatment available at hospitals. SNFs provide these services at considerably lower costs than hospitals or other facilities, and also provide services to residents beyond room and board, including occupational, physical, speech, respiratory and intravenous therapy, wound care, and orthopedic therapy as well as sales of pharmaceutical products and other services, which are generally not available in other forms of senior housing such as ALFs or ILFs. We believe that SNFs represent a highly attractive investment opportunity due to the aging of the United States population, the declining number of nursing homes, barriers to entry for new SNF construction and CapitalSource's in-depth knowledge of the healthcare reimbursement system.

        We generate most of our revenues from our ownership of healthcare facilities through long-term triple-net leases with qualified operators. We also generate interest and fee income from our participation in the Genesis mezzanine loan. For the year ended December 31, 2007 and for the three months ended March 31, 2008, on a pro forma basis, we generated operating revenue of $15.6 million and $31.8 million, net income of $48.6 million and $14.5 million, funds from operations, or FFO, of $84.7 million and $23.5 million, and funds available for distribution, or FAD, of $77.3 million and $21.5 million, respectively. FFO and FAD are not financial measures recognized under generally accepted accounting principles in the United States, or GAAP, and therefore, should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Like many other REITs, we use FFO and FAD as supplemental measures of operating performance, as historical cost accounting for real estate assets assumes that the value of these assets diminishes predictably over time as evidenced by the provision for depreciation. Since real estate values have historically risen or fallen with market conditions, we believe that FFO and FAD should be examined in conjunction with net income to facilitate a clear understanding of our combined historical results. For more information with respect to FFO and FAD and a reconciliation of FFO and FAD to GAAP net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR MANAGER

        We have a long-term management agreement with a wholly owned subsidiary of CapitalSource, a leading commercial finance, investment and asset management company focused on the middle market. CapitalSource provides senior and subordinate commercial loans, invests in real estate and residential mortgage assets, and engages in asset management and servicing activities. CapitalSource has 95 professionals dedicated to the healthcare industry, including 14 employees focused on healthcare real estate investment origination and 18 portfolio management employees, whose primary focus is healthcare real estate. In addition, our relationship with CapitalSource offers us access to CapitalSource's proprietary asset management database, its unique systems and its disciplined processes for underwriting and monitoring operators' asset performance. Our officers, who are employees of CapitalSource, have extensive experience investing in healthcare-related assets at CapitalSource and with other healthcare finance companies. Although our officers will not be dedicating all of their time to us, we believe the equity incentives granted to them in connection with this offering will ensure that their interests are aligned with those of our shareholders.

        Under our management agreement, our manager is responsible for administering our business activities and day-to-day operations, including sourcing originations, providing underwriting services and processing approvals for all real estate investments. Our manager also provides administrative, servicing and portfolio management functions with respect to our business and assets. Our manager's well-established operations and services benefit us in each of these areas.

        We have established a policy designed to minimize potential conflicts of interests with CapitalSource and to allocate investment opportunities between us. Under that policy, we will have the exclusive right to invest in all types of healthcare-related real property that are originated by or presented to CapitalSource through direct acquisitions of healthcare-related real property or equity investments in entities owning healthcare-related real property, and CapitalSource will continue to provide debt financing to healthcare-related companies through its commercial finance business. Our conflicts of interest policy also provides that all pari passu co-investments we make with CapitalSource must be on terms at least as favorable to us as to CapitalSource, and further requires that any co-investments we make in debt tranches of different priorities must be approved by our independent trustees unless the terms are no less favorable than those with the most favored third party participant or the terms are determined by third party bids or published market data. Our participation in other investments originated or sourced by CapitalSource will require approval of our independent trustees. For more information on this, see "Conflicts of Interest in Our Relationship with CapitalSource."

OUR COMPETITIVE STRENGTHS

        We believe several characteristics distinguish us from our competitors, including:

  •
  Significant Benefits from Our Affiliation with CapitalSource.  We believe our relationship with CapitalSource provides us with several significant benefits:
  •
  Extensive Experience in the Healthcare Real Estate Industry.  CapitalSource provides us with a team of professionals with extensive experience in the healthcare real estate sector. Since its inception in 2000, CapitalSource has originated approximately $3.7 billion of healthcare real estate and mortgage investments. We believe that CapitalSource's sophisticated platform and infrastructure provide us with operating efficiencies and capabilities that differentiate us from our competitors.

    •
    Sizable Network of Relationships.  Our affiliation with CapitalSource provides us with access to a significant number of acquisition opportunities through the large number of relationships CapitalSource has cultivated and currently maintains with SNF operators. These relationships include our existing network of 41 operator groups and CapitalSource's past, current and prospective clients. CapitalSource's pre-existing relationships led to ten of our thirteen acquisitions having a total purchase price of $554 million. The remaining three acquisitions, having a total purchase price of $500 million, were originated by our senior leadership team through their relationships with the prior owners of the properties.

    •
    Strong Brand Identity.  We believe that CapitalSource has established a reputation in the healthcare finance industry as a leading source of capital for middle market operators. As an entity that is affiliated with CapitalSource and bears the CapitalSource name, we believe that we benefit from this widely recognized reputation.

    •
    Multiple Product Offerings.  We believe CapitalSource's ability to offer SNF operators first mortgage, mezzanine, cash flow and asset-based revolving credit facilities makes CapitalSource a key source of financing for healthcare industry participants. We believe this helps to expand the universe of acquisition opportunities available to us.

  •
  Attractive Existing Portfolio.  Our portfolio of properties as of March 31, 2008 included 187 long-term care facilities containing 22,179 beds. In addition to these properties, we hold a $150 million participation in the Genesis mezzanine loan made in 2007.
  •
  Diverse Portfolio with Large Number of Operators.  Our facilities have 41 different operator groups and are located in 23 states. Only three operator groups produced more than 10% of our contractual rental income, with the largest operator group contributing only 13%, for the three months ended March 31, 2008. The substantial majority of our operator groups each contributed less than 5% of our contractual rental income for that period.

  •
  Defensible Market Niche.  Substantially all of the income generated from our facilities for the three months ended March 31, 2008 was derived from facilities in states that require approval for development and expansion of healthcare facilities. These states, as well as the remaining states in which we own properties, require Medicaid contracts for operators to accept residents reliant on Medicaid reimbursement. We believe that these barriers limit competition for our operators and enhance the value of our properties and the stability of our earnings.

  •
  Significant Presence in Attractive Markets.  For three months ended March 31, 2008, approximately 37% and 16% of our portfolio, measured by contractual rental income, consisted of assets located in Florida and Texas, respectively. We believe that Florida and Texas are attractive markets in which to invest. Both states have compelling demographic characteristics, including a large and growing elderly population, with the number of individuals aged 65 and older in Texas projected to increase approximately 111% to over 5.3 million between 2010 and 2030, depending on migration factors, while the number of individuals aged 65 and older in Florida is expected to increase by 98% to nearly 7 million over the same period. Both states have a large and growing elderly population and a large number of quality operators, and have recently passed tort reform legislation, which we believe makes the operating environments in these states more favorable.

  •
  Stable and Predictable Cash Flow.  As of March 31, 2008, approximately 85% of our leases had primary terms that expire in 2013 or later and average remaining lease terms of 8.6 years. Substantially all of our leases provide for minimum annual rents that are subject to annual increases based upon increases in the CPI or a fixed minimum percentage of between 2% and 3%. We regularly monitor our credit risk under our lease agreements with our operators by, among other things, evaluating two key metrics that we believe best portray each operator's ability to pay rent to us. Using financial information reported to us, we monitor for each lease (1) the ratio of facilities' NOI, before management fees to annualized contractual rental income and (2) the ratio of facilities' annualized NOI after management fees to annualized contractual rental income. For the three months ended March 31, 2008, the ratios of NOI before and after management fees were 2.0x and 1.4x, respectively.

  •
  Proven Ability to Acquire Assets at Attractive Terms.  CapitalSource commenced its healthcare net lease business in 2006. During 2006, we acquired 128 properties, which increased our net real estate investments to $721.0 million as of December 31, 2006. During 2007, we acquired another 59 properties, increasing our net real estate investments by approximately 39% to $1.0 billion as of December 31, 2007. As of March 31, 2008, our average asset acquisition cost per bed was $46,969. Since acquiring our first healthcare net lease assets in January 2006, we have collected over 99% of the rents billed.

  •
  Attractive Capital Structure with Significant Availability.  Following completion of this offering, we will have a ratio of total debt to total assets of 28.8%, which we believe compares favorably to public healthcare REITs. In addition, we expect to have $         million of committed, undrawn available credit, which provides us with significant capacity to fund future investments.

  •
  Strong Senior Leadership.  John Delaney, the non executive chairman of our board of trustees, is the co-founder, chairman and chief executive officer of CapitalSource, a position he has held since inception in 2000. James Pieczynski, our president and chief executive officer, is co-president of the healthcare and speciality finance business of CapitalSource. Messrs. Delaney and Pieczynski have an average of 15 years experience in the healthcare finance and real estate industries, and both have long-term employment agreements with CapitalSource.

  •
  Strong Alignment of Interests with CapitalSource and Management.  We believe that we have a mutually beneficial relationship with CapitalSource, which provides us with a strong alignment of interests. We believe that our sale leaseback product presents an attractive financing alternative for CapitalSource's existing and prospective clients, and provides CapitalSource with a broader array of products to market to healthcare industry participants. Following completion of this offering, CapitalSource will own approximately      % of our outstanding common shares. In addition, we intend to grant to our executive officers equity incentives in connection with this offering. We believe that CapitalSource's significant equity in us and the equity incentives granted to our officers will ensure that the interest of CapitalSource, our officers and our other shareholders are aligned.

OUR ASSETS

  Our Portfolio of Properties

        As of March 31, 2008, our healthcare net lease portfolio consisted of 187 facilities with 22,179 beds in 23 states leased to 41 third-party operator groups. These facilities, which are principally SNFs, are subject to long-term, triple-net leases.

        The following tables summarize information about these properties as of March 31, 2008:

Operator Diversification

Operator Group	Facilities	Beds	Percentage of Contractual Rental Income
Delta Health Group	17	2,186	13.3%
Florida Institute for Long Term Care, LLC	18	2,439	12.5%
New Bell Facilities Services, L.P.	36	4,066	10.9%
TenInOne Acquisition Group, LLC	10	1,574	7.7%
Signature Holdings II, LLC	10	937	6.0%
Other (36 operator groups)	96	10,977	49.6%

Total	187	22,179	100.0%

 Geographic Diversification

State	Facilities	Beds	Percentage of Contractual Rental Income
Florida	59	7,302	37.3%
Texas	47	5,517	16.4%
Tennessee	10	1,589	9.7%
Indiana	14	1,392	6.4%
Mississippi	6	634	3.9%
North Carolina	6	682	3.2%
Pennsylvania	4	585	2.9%
Maryland	3	413	2.8%
Nevada	4	468	2.3%
Wisconsin	5	582	2.3%
Ohio	3	349	2.2%
Kentucky	5	344	1.7%
Oklahoma	5	657	1.3%
Massachusetts	2	231	1.1%
Arizona	2	192	1.1%
Kansas	2	108	1.1%
Alabama	1	174	*
Iowa	1	201	*
Colorado	3	283	*
Alaska	1	90	*
Arkansas	2	185	*
New Mexico	1	102	*
California	1	99	*

Total	187	22,179	100.0%

    *
    denotes less than 1%.

 Lease Expirations

Year	Number of Expiring Leases	Percentage of Contractual Rental Income
2008	4	2.6%
2009	1	0.4%
2010	2	0.8%
2011	6	6.5%
2012	6	4.2%
2013	5	4.1%
2014	3	1.0%
2015	2	1.2%
2016	9	29.0%
2017	7	21.8%
Thereafter	18	28.4%

Total	63	100.0%

  Our Loan Asset

        Our loan asset is a $150 million participation in the Genesis mezzanine loan, a $375 million, five-year mezzanine loan made to FC-Gen Acquisition, Inc., a subsidiary of the entity that acquired the assets formerly owned by Genesis. The Genesis mezzanine loan matures in July 2012 and bears interest at a rate of 30-day LIBOR plus 7.5%. Interest on the loan is payable monthly in arrears. There is also a $3.75 million termination fee due at the time of repayment of the loan, of which we are entitled to $1.5 million. In addition, there is an additional termination fee that accrues monthly at the rate of 1% per annum on the outstanding principal balance of the loan and is payable at the time of the repayment of the loan. As of March 31, 2008, Genesis operated 137 owned properties (16,633 beds), 42 leased properties (5,162 beds), and 29 joint venture or managed facilities (3,932 beds). Of these facilities, 184 are SNFs and 24 are ALFs. In addition, as of March 31, 2008, Genesis operated an ancillary division that provides rehabilitation therapy services to providers. CapitalSource holds a $175 million participation in the Genesis mezzanine loan and holds a $50 million participation in the $1.3 billion first mortgage loan made to the property owning entities of the Genesis facilities and their ultimate parent. The remaining $50 million participation in the Genesis mezzanine loan is held by an affiliate of Citigroup Global Markets Inc., one of the underwriters in this offering.

OUR INDUSTRY AND MARKET OPPORTUNITY

        Healthcare is one of the largest industries in the United States and has strong growth characteristics. According to the 2007 National Health Expenditures forecast published by CMS, healthcare spending in the United States is projected to grow at a CAGR of approximately 6.7% through 2017. As a percentage of GDP, healthcare spending is projected to increase by over 3% to 19.5% of GDP in 2017 with an expected spending level of over $4.3 trillion. CMS projects that national nursing home expenditures will grow from $124.9 billion in 2006 to $217.5 billion in 2017, representing a 5.2% CAGR.

        A primary reason for the rapid expected growth in healthcare spending and a primary growth driver for long-term care facilities is the aging of the U.S. population and increasing life expectancies. According to a 2008 report by the Federal Interagency Forum on Aging-Related Statistics, in 2006, there were approximately 37 million people aged 65 or older, comprising just over 12% of the total U.S. population. The number of Americans aged 65 or older is expected to climb from approximately 37 million in 2006 to approximately 48 million in 2017, representing a CAGR of 2.5%, compared to a total U.S. population which is expected to grow at a CAGR of 0.8% over the same period. In 2030, the population of this age category is expected to be twice as large as in 2006, growing from 37 million to 71.5 million and representing nearly 20% of the total U.S. population. In addition, CMS projects that the number of Americans aged 85 or older is expected to increase 13% by 2010 and 27% by 2020. We believe these statistics validate our investment thesis, as there is a direct correlation between increased usage of SNFs and increases in age. In 2005, there were 30 SNF stays per 1,000 Medicare enrollees aged 65-74, compared with 228 stays per 1,000 Medicare enrollees age 85 and over. Overall, for Medicare enrollees aged 65 and over, SNF stays increased significantly from 28 per 1,000 Medicare enrollees in 1992 to 79 per 1,000 Medicare enrollees in 2005.

        In addition to positive demographic trends, the demand for services provided by operators of SNFs is expected to increase substantially during the next decade primarily due to the impact of cost containment measures by government and private-pay sources. We expect payors to continue to transfer higher acuity patients from hospitals to less expensive care settings, such as SNFs.

        According to CMS, in 2007 there were approximately 15,800 nursing homes with approximately 1.7 million beds and an average occupancy rate of 89%. We believe that the demand for these properties will continue to increase over time as a result of the aging population and limited new construction, coupled with a slight reduction in the number of nursing homes over the past several years, as there are limits on supply. In addition to the typical zoning concerns and construction costs that generally limit all new construction projects, there are two other reasons why we expect new SNF construction to be limited. First, in many states it is a condition precedent to construction and operation of a new SNF that the operator obtain a certificate of need, or CON, from appropriate state regulators. Typically, state regulators grant CONs only if there is a clearly demonstrated need for additional facilities, which generally requires the operator/applicant to show that all other facilities in the targeted area are operating at or above 95% occupancy levels. This regulatory hurdle creates a considerable barrier to entry for new facility construction. Second, although private pay options and Medicare reimbursement represent the high margin portion of the nursing home industry, CMS notes that approximately 65% of the occupants of SNFs receive Medicaid benefits. As a result, facility operators must obtain and maintain long-term Medicaid contracts to provide them with suitable assurances that they will be able to operate with stable revenue streams. As with CONs, Medicaid contracts must be entered into with state agencies that are the payors of Medicaid reimbursement. These agencies operate within budgets and typically approve new reimbursement contracts only if there is clearly demonstrated need. Again, this barrier to entry puts owners of existing facilities at a competitive advantage as compared to prospective new entrants into the SNF market.

OUR STRATEGY

        Our strategy is to capitalize on CapitalSource's platform to identify, evalute and invest in properties that will provide us with strong, stable cash flow and capital appreciation. We expect to expand and further diversify our portfolio over time, as follows:

Utilize the CapitalSource Platform to Source New Investments

        As a leading provider of financing alternatives to SNF operators and other middle market healthcare companies, CapitalSource has developed a platform to source potential healthcare real estate investments. CapitalSource has many significant relationships within the healthcare real estate industry and a team of dedicated employees who are responsibile for identifying, evaluating, acquiring and monitoring new healthcare investments. We believe that CapitalSource's broad network of industry relationships and extensive resources will provide us with access to a strong pipeline of future acquisition opportunities.

Capitalize on Current Attractive Industry Conditions

        We believe that our industry is characterized by several attractive attributes that increase the number and the quality of investment opportunities available to us, including:

  •
  Growing demand for SNF services due to an aging population;

  •
  Cost containment measures by the government and private payors, which we believe will result in increased demand for our properties;

  •
  Highly fragmented industry;

  •
  Significant regulatory restrictions for new SNFs;

  •
  Need for new capital in existing facilities due to aging of physical infrastructure;

  •
  Stability of the current healthcare reimbursement system relative to that of the past;

  •
  Current credit conditions reducing the number of financing options available to operators, making our triple-net financing product more attractive; and

  •
  We believe other healthcare REITs have reduced their focus on SNFs and are repositioning their portfolio to a higher private pay mix and, consequently, are less willing to commit new capital to the SNF industry.

Identify Attractive Investment Opportunities with New or Existing Operators

        We intend to focus our business and investment efforts on locating established, creditworthy, small owners and regional chains with operators that meet our standards for high quality and managerial experience. Our past, current and prospective clients and the clients of CapitalSource provide us with the foundation for an attractive investment strategy. We intend to pursue acquisitions that diversify our portfolio geographically and increase the number of our operators. We believe CapitalSource's underwriting experience allows it to accurately assess the quality of the operators with which we do business. CapitalSource has developed systems and personnel to evaluate potential investments to enable us to continue to invest in quality and profitable assets. Prior to making an investment, CapitalSource will consider the facility's historical and forecasted cash flow and its ability to meet operational needs, including capital expenditures. In addition, CapitalSource will consider qualitative factors such as the quality and experience of management, the creditworthiness of the operator of the facility, the physical condition and geographic location of the facility, the reimbursement environment, the occupancy and demand for similar healthcare facilities in the same or nearby communities, the payor mix and the overall general economic environment.

Opportunistically Expand into Additional Asset Classes

        Pursuant to our management agreement, we have the exclusive right to make all direct acquisitions of health-care related real property or equity investments in entities owning healthcare-related real property originated by or presented to CapitalSource. We may expand our portfolio of properties opportunistically to include other types of healthcare properties such as ILFs and ALFs or add additional loans to qualified operators. We may also expand our investment strategy to include other net leased assets that we believe would benefit from CapitalSource's underwriting and servicing expertise.

OUR CORPORATE STRUCTURE

        Immediately prior to the consummation of this offering, CapitalSource will contribute all of its healthcare net lease assets and a $150 million participation in the Genesis mezzanine loan to us in exchange for            common shares, determined assuming that CapitalSource acquires these shares at a price equal to $        , the midpoint of the range set forth on the cover page of this prospectus. CapitalSource will sell all of the shares to be sold in this offering. The following chart shows the structure of our organization following completion of this offering:

ORIGINATION, UNDERWRITING AND SERVICING

        CapitalSource has created an integrated approach to our real estate origination and underwriting approval process that effectively combines the skills of its professionals with its proprietary information systems. This process allows CapitalSource to move efficiently and quickly from initial review of a prospective deal to the closing of the transaction while maintaining its rigorous underwriting standards. Along the way, a large number of professionals become involved in the analysis and decision-making with respect to each potential real estate opportunity. We believe that the high level of involvement of CapitalSource's staff in the various phases of the approval process allows us to minimize our risk of owning our assets.

CapitalSource's Investment Approval Process

Origination

        CapitalSource's origination process begins with its development officers, who are charged with identifying, contacting and screening target properties and operators. These development officers spend a significant portion of their time meeting face-to-face with key decision makers and deal referral sources such as private equity investors, business brokers, attorneys, investment bankers and executives within the healthcare industry.

        To support its development officers, CapitalSource actively markets our business in an effort to build awareness of the CapitalSource brand as well as our own and to generate potential acquisition opportunities. CapitalSource has developed an aggressive marketing strategy focusing on enhancing the awareness of prospective operators of our brand. Components of this strategy include:

  •
  development of relationships with industry participants that will position us as the preferred source for healthcare real estate sale-leaseback transactions;

  •
  traditional marketing and brand development activities such as:
  •
  selective advertising in trade publications within our targeted sectors, industries and markets;

  •
  executive level sponsorship and participation in high profile industry conferences attended by prospective clients and potential referral sources;

  •
  targeted direct mail efforts;

  •
  telemarketing; and

  •
  extensive cross-selling efforts where CapitalSource will market our sale-leaseback product to operators as part of a wider spectrum of financing solutions, such as mortgage loans or accounts receivable financing.

        Once a prospective investment is identified, the development officer or an investment officer enters transaction data into CapitalSource's proprietary transaction management database, DealTracker. The development officer then works closely with an investment officer and provides detailed information regarding the opportunity, including an executive summary with historical and projected financials, seller's asking price, and history of the operator at the facility (i.e., information on past regulatory survey deficiency issues). Based on these discussions, the investment officer makes a determination whether to proceed with the prospect.

        If the investment officer determines that the potential transaction meets our initial standards, he or she will prepare a term sheet. The term sheet is reviewed by a director, linked to DealTracker and electronically distributed to the professional staff involved in the origination, credit, and legal functions of CapitalSource's business. This distribution provides an opportunity for other investment officers and staff to review the proposed transaction and, as appropriate, provide comments and suggestions.

        Once the term sheet receives the required internal approvals from CapitalSource, it is sent to the prospective client. The investment officer and the prospective operator then negotiate the principal terms of the transaction and, if the terms are agreed to, execute the term sheet.

Underwriting

        Once the term sheet has been executed, CapitalSource typically requires that the prospective client remit a good faith deposit to cover a portion of CapitalSource's transaction costs incurred on our behalf in connection with the proposed transaction, including legal and auditing expenses and any third-party expenses, such as property appraisals, property condition reports, surveys, title reviews and Phase I environmental studies. Once this deposit is received, the responsible investment officer prepares an initial client memorandum, or ICM, briefly summarizing the terms of the proposed transaction and its associated risks. This memorandum is linked to DealTracker and distributed to the entire professional staff involved in the origination, credit and legal functions of our business. Once the ICM has been prepared, the framework of the proposed transaction is discussed with the credit committee to obtain the committee's initial feedback.

        Following the discussion of the ICM with the credit committee, the legal team is engaged by the investment officer to begin legal due diligence.

        Additionally, CapitalSource will perform extensive financial due diligence and underwriting procedures relating to the proposed transaction. The investment officer concurrently conducts detailed due diligence focusing on the physical and environmental condition of the facility, the operator's management team, the local competition and various financial results and projections. As part of CapitalSource's due diligence, the investment officer will visit the facility and have the operator answer questions regarding the condition of the building, occupancy, reimbursement rate and quality of care. Additionally, the investment officer is responsible for ordering third-party reports and assessing the appraisal, property condition assessment, environmental report and management background check when they are made available.

        CapitalSource has incorporated the underwriting, diligence and client examination functions into its integrated process due to the emphasis CapitalSource places on credit and risk analysis. We believe that the in-house examination and due diligence functions that CapitalSource performs enables us to maintain a high level of quality control over these functions while delivering faster transaction execution than our competitors. The expertise and experience of the professionals at CapitalSource also facilitate our comprehensive efforts in the ongoing management of our real estate portfolio, as discussed below. CapitalSource's underwriting officers typically possess significant levels of credit approval experience with banks, finance companies, accounting and/or audit firms. The underwriting officers work with analysts and examiners to conduct a detailed, comprehensive accounting examination of prospective operators as part of the underwriting process.

        CapitalSource's underwriters focus primarily on ensuring the creditworthiness of our prospective clients and our "credit first" philosophy.

        To apply consistent underwriting standards, these professionals use due diligence methodologies for healthcare facilities and their operators that have been developed by CapitalSource. These procedures include detailed examinations and customized analyses by our underwriting teams of the following key factors:

  •
  the assessment of state and federal reimbursement rate issues;

  •
  the condition, location and occupancy of the target facility;

  •
  the facility's historical and projected financial performance;

  •
  its operator's management, including thorough detailed background checks that occasionally involve private investigators;

  •
  its operator's operations and information systems;

  •
  its operator's accounting policies;

  •
  its operator's business model;

  •
  fraud risk;

  •
  its operator's human resource function; and

  •
  the legal and regulatory framework of the state in which the target facility is located.

        As part of the evaluation of a proposed investment, the underwriting team prepares a comprehensive memorandum for presentation to the credit committee. When the underwriting memorandum is complete, it is provided to the director of credit for review. After any requested revisions are made, the lead underwriting officer submits the underwriting memorandum to the credit committee members and links it to DealTracker at the same time.

        At the conclusion of due diligence, a detailed credit committee memorandum, which CapitalSource refers to as a "CCM," describing and analyzing the proposed transaction is prepared by the investment officer. The CCM is reviewed by the director and circulated to the credit committee for review along with the underwriting memorandum, and also linked to DealTracker.

Investment Approval

        Approval from our credit committee is required prior to funding any transaction. The members of our credit committee consist of members of CapitalSource's credit committee, along with Mr. Pieczynski, our president and CEO, and Mr. Chavez, our CFO. The credit committee meets weekly on an as-needed basis. The investment officer and lead underwriting officer present their recommendations on each potential transaction under consideration and a unanimous vote by the credit committee is required to approve the transaction. Transactions involving CapitalSource and its affiliates are subject to different approval requirements. See "Conflicts of Interest in Our Relationship with CapitalSource."

Portfolio Management/Servicing

        We believe that effective portfolio management is essential to maximizing the performance and value of our investments. Expertise in servicing and managing the assets in our portfolio is one of the many benefits we expect CapitalSource will provide to us.

        CapitalSource has a dedicated healthcare real estate portfolio team who work together in managing all of our real estate investments. The team includes loan officers and account executives, each of whom is assigned a portfolio of relationships and is tasked with monitoring compliance, evaluating deviations from projections, taking action to reduce impairment and losses, providing client service, and keeping management informed of any issues and trends. These professionals report directly to the directors and portfolio managers of the group, who are charged with overseeing the entire real estate portfolio.

        CapitalSource's portfolio management personnel will perform the following functions:

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  review financial statements and obtain and analyze updated collateral information, including tracking such information in a financial monitoring model and comparing to underwritten projections;

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  perform assessments of the business environment for their transactions;

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  evaluate and seek approval for subsequent events or client requests not anticipated or provided for in the initial transaction approval;

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  coordinate field examinations and site visits generally every 12-24 months or more frequently as needed;

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  carry out routine servicing activities such as ensuring that taxes and insurance are paid by the operator or borrower on any real property;

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  work with legal personnel to track any expirations and take appropriate actions;

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  manage delinquencies, with a more comprehensive group of portfolio, investment, and legal personnel getting involved as needed; and

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  provide periodic (not less than quarterly) updates on credit matrices deemed appropriate for real estate transactions.

        Regular meetings are held among the investment and portfolio management teams to review issues, updates, and financial performance of each of the transactions. Based on the discussions in that meeting, the directors and portfolio managers meet with the real estate president, investment team and development officers to discuss any major issues or deviations from our previous expectations based on our underwriting review. Additionally, on a quarterly basis, this same group reviews the financial monitoring model and discusses specifics on any operator financial performance deviation from our previous expectations based on our underwriting review.

        When modifications are required that are not in the normal course of the transaction, an appropriate evaluation is conducted and approval obtained before proceeding with a change to the transaction. The portfolio management team works closely with the accounting and tax groups with respect to all proposed modifications. All modifications require approval from the credit, business and legal arms of CapitalSource's portfolio management team.

        We evaluate our operators and facilities periodically based on events or circumstances that affect the risk profile of a transaction, and in any case at least quarterly. In these reviews, CapitalSource assesses, among other things, industry comparability, financial trends in comparison to underwriting, and history of payment and financial covenant compliance. Based on this review, steps may be taken to alter the level of scrutiny and servicing needs on a particular transaction. Any material negative changes in credit matrices are brought to the attention of the Group Chief Credit Officer.

        We believe that the scope and depth of CapitalSource's portfolio management operations will distinguish us from many other real estate investment companies and will provide a platform for pursuing and maintaining attractive real estate investments.

Proprietary Information Systems

        We believe that effective use of technology can streamline business functions, expedite turnaround time and enhance management and servicing abilities. As of March 31, 2008, CapitalSource employed 27 information systems employees, including 21 network support personnel and 6 applications developers. In addition to widely used commercial software, CapitalSource has developed three proprietary systems that it uses in its daily operations:

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  DealTracker, which tracks each potential transaction from prospect identification through termination or closing;

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  CapitalSource Asset Manager, or CAM, which tracks daily portfolio performance for our portfolio management and servicing function; and

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  DocServer, which stores key legal, loan servicing and corporate records in a web-based, easily-accessible fashion.

        Currently, CapitalSource is considering other commercially available alternatives to potentially replace CAM.

OUR OPERATING POLICIES

Policies with Respect to Financings and Other Activities

        If our board of trustees determines that additional funding is required, we may raise such funds through additional equity offerings, debt financing, and retention of cash flow (subject to maintaining our qualifications as a REIT) or a combination of these methods. We intend to employ what we believe to be a modest level of leverage of up to 60% of our total portfolio of real property assets, with any borrowings in excess of those levels requiring the approval of our board of trustees.

        We expect our assets to continue to generate rent sufficient to enable us to service the debt that currently encumbers some of the properties and to enable us to pay a regular quarterly dividends. As of March 31, 2008, we had mortgage debt in the form of a $247.5 million senior loan and a $35.8 million mezzanine loan. Both of these loans mature on April 9, 2009, subject to our ability to extend the loans. The interest rate under the senior loan is 30-day LIBOR plus 1.54%, and the interest rate under the mezzanine loan is 30-day LIBOR plus 4.00%. In addition, other assets are encumbered by an aggregate of approximately $56.5 million of long-term HUD insured mortgage financing that bears interest at a weighted average rate of 6.61%, and approximately $20.0 million of non-recourse junior subordinated financing bearing interest at 9.00% per annum.

        In the future, we expect to finance unencumbered assets and new acquisitions with internally generated cash flows, our anticipated revolving secured credit facility with affiliates of the underwriters of this offering, mortgage loans, additional HUD financing and subordinated debt, as well as through a combination of public and private offerings of equity and debt securities. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets environment, especially to changes in interest rates. Changes in the capital markets environment may impact the availability of cost-effective capital.

        We have authority to offer our common shares or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers.

Disposition Policies

        While there are no current plans to dispose of any of our assets, with the assistance of CapitalSource we will evaluate our portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs, we may decide to sell our assets opportunistically and use the proceeds of any such sale for additional investments, working capital purposes, or to repay outstanding debt.

Equity Capital Policies

        Subject to applicable law, our board of trustees has the authority, without further shareholder approval, to issue additional common shares and preferred shares or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Our shareholders, including CapitalSource, will have no preemptive right to additional shares issued in any offering, and any offering may cause a dilution of investment.

Investment Guidelines

Objectives and Policies

        Our investment policy is to invest primarily in long-term care properties, primarily SNFs, through the ownership of such properties under triple-net leases with the operators of those properties. We do not participate in the operations of our investment properties, but rather our investment is limited to the ownership of primarily the land, building, improvements and related rights that are then leased to operators under long-term triple-net leases. In addition, we may also invest in real estate by providing, or participating in debt financing on long-term care properties, to the extent CapitalSource decides not to pursue such investments for its own account. See "Conflicts of Interest in Our Relationship with CapitalSource."

        All of our current portfolio of $1.0 billion in gross owned properties was acquired by CapitalSource after January 1, 2006. In addition, we have a $150 million participation in the Genesis mezzanine loan. At this time, we anticipate completing new investments during the remainder of 2008 though nothing is definitive at this time. In light of the competitive environment for healthcare real estate acquisitions and the tight credit markets, we can give no assurances that we will complete a significant level of new investments during the near term. In addition, CapitalSource has retained the first right to originate mortgage and mezzanine loans; therefore, we do not anticipate originating any meaningful level of mortgage or mezzanine loans.

        Historically, our investments have consisted of:

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  fee ownership of long-term care properties (primarily SNFs) that are leased to third-party operators under triple-net leases; and

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  a participation in a mezzanine loan to an operator of a large portfolio of long-term care facilities.

Investment Criteria

        In evaluating potential investments, we generally consider factors such as:

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  experience of the operator's management team;

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  historical and projected financial and operational performance of the property;

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  credit of the operator or obligor;

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  security for the lease or loan;

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  capital committed to the property by the operator and the acquisition price per bed and/or unit;

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  type of property;

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  location;

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  construction quality, condition and design of the property;

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  property's current and anticipated cash flow and its adequacy to meet operational needs and lease obligations or debt service obligations;

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  experience, reputation and solvency of the licensee providing services;

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  payor mix of private, Medicare and Medicaid;

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  growth, tax and regulatory environments of the communities and states in which the properties are located;

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  occupancy and demand for similar properties in the area surrounding the property;

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  Medicaid reimbursement policies and plans of the state in which the property is located; and

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  rates at which the property can be leased.

        In addition, we assess the value of all properties, the interest rates and covenant requirements of any debt to be assumed in connection with an acquisition, and the anticipated sources of repayment of any existing debt that is not to be assumed.

        For investments in long-term care properties, we tend to favor moderate cost per bed/unit opportunities. We seek to invest primarily in properties that are located in suburban and rural areas of states. Prior to determining whether we will make an investment, we will generally conduct a property site visit to assess the overall physical condition of the property, make inquiries regarding trends in patient/resident mix, referral sources, overall occupancy trends and expected trends in labor costs, as well as viewing competing properties in the surrounding area to ascertain the general "competitiveness" of the investment target. In addition, we obtain and review appraisals, environmental and property condition reports, zoning, state surveys and financial statements of the property prior to making the investment. We prefer to invest in a property that has a significant market presence in its community and where state certificate of need, state Medicaid contracts and/or licensing procedures limit the entry of competing properties.

Prohibited Investments and Activities.

        Our policies, which are subject to change by our board of trustees without shareholder approval, impose certain prohibitions and restrictions on our investment practices or activities including prohibitions against:

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  investing in commodities or commodity futures contracts (other than interest hedging instruments, used solely for hedging interest rate risk); and

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  holding (a) equity investments in unimproved, non-income producing real property, except such properties as are currently undergoing development or are presently intended to be developed within one year, and (b) mortgage loans on such property (other than first mortgage development loans), aggregating to more than 10% of our assets.

Conflicts of Interest Policies

        We, our executive officers, certain of our trustees and CapitalSource will face conflicts of interests because of our relationships with each other. Our assets and investments will be sourced and originated by CapitalSource. CapitalSource will continue to offer mortgage financing to owners of SNFs and other healthcare facilities, and this mortgage financing might be viewed as a competitive product to the long-term, triple-net leases we structure with operators. To mitigate conflicts of interest in these origination activities, we have developed a conflicts of interest policy with CapitalSource with respect to the origination of investments, the allocation of investment opportunities, the terms of investments purchased from CapitalSource, the terms upon which we may make certain co-investments with CapitalSource and the servicing and management of assets in which both we and CapitalSource have an interest. See "Conflicts of Interest in Our Relationship with CapitalSource."

Interested Trustee, Officer and Employee Transactions

        We will adopt a policy that, unless the action is approved by a majority of our independent trustees and is not otherwise prohibited by law, we will not:

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  acquire from or sell to any of our trustees or officers, CapitalSource or its employees, or any entity in which one of our trustees, officers or employees has an economic interest of more than five percent or a controlling interest, or acquire from or sell to any affiliate of any of the foregoing, any of our assets or other property;

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  make any loan to or borrow from any of the foregoing persons; or

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  engage in any other transaction with any of the foregoing persons.

        However, our bylaws do not prohibit any of our trustees, officers, employees or agents, in their personal capacity or in a capacity as an affiliate, employee or agent of any other person, or otherwise, from having business interests and engaging in business activities similar to or in addition to or in competition with those of or relating to us.

        Pursuant to Maryland law, a contract or other transaction between a company and a trustee or between the company and any other corporation or other entity in which a trustee serves as a trustee or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of that director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof if (1) the material facts relating to the common directorship or interest and as to the transaction are disclosed to the board of directors or a committee of the board, and the board or committee in good faith authorizes the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, (2) the material facts relating to the common directorship or interest of the transaction are disclosed to the shareholders entitled to vote thereon, and the transaction is approved in good faith by vote of the shareholders, or (3) the transaction or contract is fair and reasonable to the company at the time it is authorized, ratified or approved.

Policies with Respect to Other Activities

        We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. We have not in the past, but we may in the future, invest in the securities of other issuers for the purpose of exercising control over such issuers. At all times, we intend to make investments in a manner as to qualify as a REIT, unless because of circumstances or changes in the Internal Revenue Code or corresponding Treasury Regulations, our board of trustees determines that it is no longer in our best interest to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act. After this offering, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited consolidated financial statements, with the SEC. We will furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Future Revisions in Policies and Strategies

        Our board of trustees has the power to modify or waive our operating policies and strategies without the consent of our shareholders to the extent that the board of trustees (including a majority of our independent trustees) determines that a modification or waiver is in the best interest of our shareholders. Among other factors, developments in the market that either affect the policies and strategies mentioned herein or that change our assessment of the market may cause our board of trustees to revise our policies and strategies.

HEALTHCARE REIMBURSEMENT AND REGULATION

Medicare

        All of our properties are used as healthcare facilities, particularly as SNFs, and we are therefore directly affected by the risk associated with the healthcare industry. Our operators, as well as any facilities that may be owned and operated for our own account from time to time, derive a substantial portion of their net operating revenues from third-party payors, including the Medicare and Medicaid programs. These programs are highly regulated by federal, state and local laws, rules and regulations and are subject to frequent and substantial change.

        In 1997, the Balanced Budget Act significantly reduced spending levels for the Medicare and Medicaid programs, in part because the legislation modified the payment methodology for SNFs by shifting payments for services provided to Medicare beneficiaries from a reasonable cost basis to a prospective payment system. Under the prospective payment system, SNFs are paid on a per diem prospective case-mix adjusted basis for all covered services. Implementation of the prospective payment system has affected each long-term care facility to a different degree, depending upon the amount of revenue such facility derives from Medicare patients.

        Legislation adopted in 1999 and 2000 provided for a few temporary increases to Medicare payment rates, but these temporary increases have since expired. Specifically, the Balanced Budget Refinement Act of 1999 included a 4% across-the-board increase of the adjusted federal per diem payment rates for all patient acuity categories (known as Resource Utilization Groups, or RUGs), that were in effect from April 2000 through September 30, 2002. In 2000, the Benefits Improvement and Protection Act of 2000 included a 16.66% increase in the nursing component of the case-mix adjusted federal periodic payment rate, which was implemented in April 2000 and also expired October 1, 2002.

        The Balanced Budget Refinement Act and the Benefits Improvement and Protection Act also established temporary increases, beginning in April 2001, to Medicare payment rates to SNFs that were designated to remain in place until CMS implemented refinements to the existing RUG case-mix classification system to more accurately estimate the cost of non-therapy ancillary services. The Balanced Budget Refinement Act provided for a 20% increase for 15 RUG categories until CMS modified the RUG case-mix classification system. The Benefits Improvement and Protection Act modified this payment increase by reducing the 20% increase for three of the 15 RUGs to a 6.7% increase and instituting an additional 6.7% increase for eleven other RUGs.

        On August 4, 2005, CMS published its final rule, effective October 1, 2005, establishing Medicare payments for SNFs under the prospective payment system for federal fiscal year 2006 (October 1, 2005 to September 30, 2006). The final rule modified the RUG case-mix classification system and added nine new categories to the system, expanding the number of RUGs from 44 to 53. The implementation of the RUG refinements triggered the expiration of the temporary payment increases of 20% and 6.7% established by the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, respectively.

        Additionally, CMS announced updates in the final rule to reimbursement rates for SNFs in federal fiscal year 2006 based on an increase in the "full market-basket" of 3.1%. In the August 4, 2005 final rule, CMS estimated that the increases in Medicare reimbursements to SNFs arising from the refinements to the prospective payment system and the market basket update under the final rule would offset the reductions stemming from the elimination of the temporary increases during federal fiscal year 2006. CMS estimated that there would be an overall increase in Medicare payments to SNFs totaling $20 million in fiscal year 2006 compared to 2005.

        A significant change enacted under the Medicare Modernization Act is the creation of a new prescription drug benefit, Medicare Part D, which went into effect January 1, 2006. The significant expansion of benefits for Medicare beneficiaries arising under the expanded prescription drug benefit could result in financial pressures on the Medicare program that could result in future legislative and regulatory changes with impacts for our operators. As part of this new program, the prescription drug benefits for patients who are dually eligible for both Medicare and Medicaid are being transitioned from Medicaid to Medicare, and many of these patients reside in long-term care facilities. The Medicare program experienced significant operational difficulties in transitioning prescription drug coverage for this population when the benefit went into effect on January 1, 2006. Although it is unclear whether or how issues involving Medicare Part D might have any direct financial impacts on our operators, a June 2007 report by the Medicare Payment Advisory Commission (MedPAC, which is an independent body that advises Congress on Medicare payment policies) examined how Part D is affecting pharmacy services for residents of nursing facilities and other stakeholders and considered alternative approaches for delivering Part D benefits in nursing facilities. MedPAC did not make recommendations, although the report indicated that MedPAC will continue monitoring the delivery of Part D benefits to residents of long-term care facilities.

        On February 8, 2006, the President signed into law a $39.7 billion budget reconciliation package called the Deficit Reduction Act of 2005, or Deficit Reduction Act, to lower the federal budget deficit. The Deficit Reduction Act included estimated net savings of $8.3 billion from the Medicare program over five years.

        The Deficit Reduction Act contained a provision reducing payments to SNFs for allowable bad debts. Previously, Medicare reimbursed SNFs for 100% of beneficiary bad debt arising from unpaid deductibles and coinsurance amounts. In 2003, CMS released a proposed rule seeking to reduce bad debt reimbursement rates for certain providers, including SNFs, by 30% over a three-year period. Subsequently, in early 2006 the Deficit Reduction Act reduced payments to SNFs for allowable bad debts by 30% effective October 1, 2005 for those individuals not dually eligible for both Medicare and Medicaid. Bad debt payments for the dually eligible population will remain at 100%. Consistent with this legislation, CMS finalized its 2003 proposed rule on August 18, 2006, and the regulations became effective on October 1, 2006. CMS estimated that implementation of this bad debt provision will result in a savings to the Medicare program of $490 million from 2006 to 2010.

        The Deficit Reduction Act also contained a provision governing the therapy caps that went into place under Medicare on January 1, 2006. The therapy caps limit the physical therapy, speech-language therapy and occupation therapy services that a Medicare beneficiary can receive during a calendar year. The therapy caps were in effect for calendar year 1999 and then suspended by Congress for three years. An inflation-adjusted therapy limit ($1,590 per year) was implemented in September of 2002, but then once again suspended in December of 2003 by the Medicare Modernization Act. Under the Medicare Modernization Act, Congress placed a two-year moratorium on implementation of the caps, which expired at the end of 2005.

        On July 31, 2006, CMS published a notice updating the payment rates to SNFs for fiscal year 2007 (October 1, 2006 to September 30, 2007). The market basket increase factor for 2007 was 3.1%. CMS estimated that the payment update would increase aggregate payments to SNFs nationwide by approximately $560 million in fiscal year 2007 compared to 2006.

        On August 3, 2007, CMS published its final rule for updating the payment rates used under the prospective payment system for SNFs for federal fiscal year 2008 (October 1, 2007 to September 30, 2008). The market basket increase for fiscal year 2008 is 3.3%. Under the final rule, aggregate Medicare payments for nursing homes would increase by approximately $690 million for fiscal year

2008 compared to 2007. In addition, the rule revises and rebases the SNF market basket, which is used in calculating SNF payment rates.

        In August 2007, the United States House of Representatives passed the Children's Health and Medicare Protection Act, which proposed significant cuts to the Medicare program. This bill would have limited the SNF market basket increase for 2008 to the first quarter of fiscal year 2008. After the first quarter, the bill would have decreased the update to zero. Although Congress did not include this provision in the Medicare legislation enacted in December 2007, the House of Representatives subsequently dropped these and all other Medicare provisions from the legislation, it remains possible that such Medicare provisions will be considered by the full Congress in the future.

        The inflation-adjusted therapy caps are set at $1,810 for calendar year 2008. These caps do not apply to therapy services covered under Medicare Part A in a SNF, although the caps apply in most other instances involving patients in SNFs or long-term care facilities who receive therapy services covered under Medicare Part B. The Deficit Reduction Act permitted exceptions in 2006 for therapy services to exceed the caps when the therapy services are deemed medically necessary by the Medicare program. The Tax Relief and Health Care Act of 2006, signed into law on December 20, 2006, extend these exceptions through March 31, 2008. The Medicare, Medicaid, and SCHIP Extension Act of 2007 signed into law on December 29, 2007 extend the exceptions through June 30, 2008. Future and continued implementation of the therapy caps could have a material adverse effect on our operators' financial condition and operations, which could adversely affect their ability to meet their payment obligations to us.

        In general, we cannot be assured that federal reimbursement will remain at levels comparable to present levels or that such reimbursement will be sufficient for our operators to cover all operating and fixed costs necessary to care for Medicare and Medicaid patients. We also cannot be assured that there will be any future legislation to increase Medicare payment rates for SNFs, and if such payment rates for SNFs are not increased in the future, some of our operators may have difficulty meeting their payment obligations to us.

Medicaid and Other Third-Party Reimbursement

        Each state has its own Medicaid program that is funded jointly by the state and federal government.

        Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit the needs and resources of their citizens. Currently, Medicaid is the single largest source of financing for long-term care in the United States. Rising Medicaid costs and decreasing state revenues caused by recent economic conditions have prompted an increasing number of states to cut or consider reductions in Medicaid funding as a means of balancing their respective state budgets. Existing and future initiatives affecting Medicaid reimbursement may reduce utilization of (and reimbursement for) services offered by the operators of our properties.

        In recent years, many states have announced actual or potential budget shortfalls. As a result of these budget shortfalls, many states have announced that they are implementing or considering implementing "freezes" or cuts in Medicaid reimbursement rates, including rates paid to SNF and long-term care providers, or reductions in Medicaid enrollee benefits, including long-term care benefits. We cannot predict the extent to which Medicaid rate freezes, cuts or benefit reductions ultimately will be adopted, the number of states that will adopt them or the impact of such adoption on our operators. However, extensive Medicaid rate cuts, freezes or benefit reductions could have a material adverse effect on our operators' liquidity, financial condition and operations, which could adversely affect their ability to make lease payments to us.

        The Deficit Reduction Act included $4.7 billion in estimated savings from Medicaid and the State Children's Health Insurance Program over five years. The Deficit Reduction Act gave states the option to increase Medicaid cost-sharing and reduce Medicaid benefits, accounting for an estimated $3.2 billion in federal savings over five years. The remainder of the Medicaid savings under the Deficit Reduction Act comes primarily from changes to prescription drug reimbursement ($3.9 billion in savings over five years) and tightened policies governing asset transfers ($2.4 billion in savings over five years).

        Asset transfer policies, which determine Medicaid eligibility based on whether a Medicaid applicant has transferred assets for less than fair value, became more restrictive under the Deficit Reduction Act, which extended the look-back period to five years, moved the start of the penalty period and made individuals with more than $500,000 in home equity ineligible for nursing home benefits (previously, the home was excluded as a countable asset for purposes of Medicaid eligibility). These changes could have a material adverse effect on our operators' financial conditions and operations, which could adversely affect their ability to meet their payment obligations to us.

        Private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk of operating a healthcare facility. Efforts to impose greater discounts and more stringent cost controls are expected to continue. Any changes in reimbursement policies that reduce reimbursement levels could adversely affect the revenues of our operators, thereby adversely affecting their ability to make monthly lease payments to us.

        In May of 2007, CMS awarded 13 states and the District of Columbia grants totaling over $547 million to build Medicaid long-term care programs that provide alternatives to nursing home care and help people remain at home. Similarly, individual states have been promoting alternatives to nursing homes to cope with the aging population through laws and the development and promotion of community-based systems of care. CMS' grants and the activities of states evidence a shift from a focus on institutional care to a system that offers more choices, including home and community-based services. This trend could have potential adverse effects on our operators' financial conditions, which could affect their ability to meet their payment obligations to us.

Fraud and Abuse Laws and Regulations

        There are various extremely complex federal and state laws governing a wide array of referral relationships and other arrangements, and prohibiting fraud by healthcare providers, including criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, and failing to refund overpayments or improper payments. The federal and state governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. Penalties for healthcare fraud have been increased and expanded over recent years, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. The Office of the Inspector General for the U.S. Department of Health and Human Services, or OIG-HHS, has described a number of new and ongoing initiatives for 2008 to study instances of potential Medicare and Medicaid overbilling and/or fraud in SNFs and nursing homes. The OIG-HHS, in cooperation with other federal and state agencies, also continues to focus on the activities of SNFs in certain states in which we have properties.

        In addition, the federal False Claims Act allows a private individual with knowledge of fraud against the Medicare or Medicaid programs to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery from such a claim. Because of these monetary incentives, these so-called "whistleblower" suits have become more frequent. Some states currently have statutes that are analogous to the federal False Claims Act. The Deficit Reduction Act encourages states to enact such legislation by permitting states to retain an additional 10% of any recovery in a suit for false or fraudulent claims submitted to that state's Medicaid program if the enacted legislation is at least as effective as the federal False Claims Act in rewarding and facilitating whistleblower suits. Enforcement activity may increase as additional states enact legislation in response to the Deficit Reduction Act. The violation of any of these laws or regulations by an operator may result in the imposition of fines or other penalties that could jeopardize that operator's ability to make lease payments to us or to continue operating its facility.

Certificates of Need (CONs) and Related State Licensing

        State mandated regulations governing CONs control the development and expansion of healthcare services and facilities in certain states. Some states also require regulatory approval prior to changes in ownership of certain healthcare facilities. States that do not have CON programs may have other laws or regulations that limit or restrict the development or expansion of healthcare facilities. To the extent that CONs or other similar approvals are required for expansion or the operations of our facilities, either through facility acquisitions, expansion or provision of new services or other changes, such expansion could be affected adversely by the failure or inability of our operators to obtain the necessary approvals, changes in the standards applicable to such approvals or possible delays and expenses associated with obtaining such approvals.

Environmental Matters

        A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare facility operations. These complex federal and state statutes, and their enforcement, involve myriad regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons, adjacent property, and/or natural resources). This may be true even if we did not cause or contribute to the presence of such substances. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefor could exceed or impair the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral.

Other Laws

        Other laws that impact how our operators conduct their operations include federal and state laws designed to protect the confidentiality and security of patient health information, laws protecting consumers against deceptive practices, and laws generally affecting our operators, management of property and equipment and how our operators generally conduct their operations, such as fire, and health and safety laws; and federal and state laws mandating quality of services and care, and quality of food service; resident rights (including abuse and neglect laws) and the handling and destruction of controlled substances governed by the Drug Enforcement Agency and health standards set by the federal Occupational Safety and Health Administration. Additional costs to comply with these rules could have a material adverse effect on our operators' financial condition, which could cause the revenues of our operators to decline and potentially jeopardize their ability to meet their obligations to us.

Legislative and Regulatory Developments

        Each year, legislative and regulatory proposals may be introduced or proposed in Congress and state legislatures as well as by federal and state agencies that, if implemented, could result in major changes in the healthcare system, either nationally or at the state level. In addition, regulatory proposals and rules are released on an ongoing basis that may have major impacts on the healthcare system generally and the industries in which our operators do business. Legislative and regulatory developments can be expected to occur on an ongoing basis at the local, state and federal levels that have direct or indirect impacts on the policies governing the reimbursement levels paid to our facilities by public and private third-party payors, the costs of doing business and the threshold requirements that must be met for facilities to continue operation or to expand.

        The Medicare Modernization Act, which is one example of such legislation, was enacted in December 2003. The significant expansion of other benefits for Medicare beneficiaries under this Act, such as the prescription drug benefit, could create financial pressures on the Medicare program that might result in future legislative and regulatory changes with impacts on our operators. Although the creation of a prescription drug benefit for Medicare beneficiaries was expected to generate fiscal relief for state Medicaid programs, the structure of the benefit and costs associated with its implementation may mitigate the relief for states that originally was anticipated.

        The Deficit Reduction Act is another example of such legislation. The provisions in the legislation designed to create cost savings from both Medicare and Medicaid could diminish reimbursement for our operators under both Medicare and Medicaid.

        CMS also launched the Nursing Home Quality Initiative program in 2002, which requires nursing homes participating in Medicare to provide consumers with comparative information about the quality of care at the facility. In the fall of 2006, a new quality campaign, Advancing Excellence for America's Nursing Home Residents, was launched. The initiative lasts for two years with the ultimate goal being improvement in quality of life and efficiency of care delivery. In the event any of our operators do not maintain the same or superior levels of quality care as their competitors, patients could choose alternate facilities, which could adversely impact our operators' revenues. In addition, the reporting of such information could lead to reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters.

        In late 2005, CMS began soliciting public comments regarding a demonstration project to examine pay-for-performance approaches in the nursing home setting that would offer financial incentives for facilities delivering high quality care. CMS anticipates that the demonstration could begin in late 2008. CMS may also commence the next phase of the Post Acute Care Payment Reform Demonstration (PAC-PRD) project in 2008, where information will be collected about Medicare beneficiaries' experiences in post-acute care settings. The purpose of the demonstration project, which was mandated by the Deficit Reduction Act, is to use the information obtained to guide future Medicare payment policy.

        In February 2008, certain members of Congress introduced the Nursing Home Transparency and Improvement Act of 2008. This legislation proposes additional reporting requirements by nursing home staff, heightened penalties for nursing home quality deficiencies and greater transparency by companies, such as us, that own or operate nursing home facilities. Specifically, the Act provides for the disclosure of detailed reports relating to nursing home expenditures, civil monetary penalties of up to $100,000 for deficiencies in nursing home care and additional protections for nursing home residents, such as advance notice of the closure of a nursing home facility or the relocation of nursing home residents and the development of a standardized resident complaint system. In addition, the Act contemplates heightened regulation of owners of nursing home facilities by granting the authority to the Secretary of the Department of Health and Human Services to develop a national independent monitor program specific to interstate and large intrastate nursing home chains. The Secretary will be responsible for overseeing the efforts of owners of nursing home facilities to comply with federal and state regulations, analyzing the management structure, expenditures and staffing of nursing home facilities, reporting findings and recommendations relating to such analyses and oversight to the federal and state governments and publishing such findings, analyses and recommendations. Additionally, in February 2008, the President released his budget proposing a zero percent market basket update in 2009 through 2011 for SNFs followed by a full update less 0.65% annually thereafter. The President's budget also proposed to eliminate bad debt reimbursements for unpaid beneficiary cost-sharing over four years for all providers. We cannot be certain if either of these proposals will be enacted by Congress.

        Medicare prospective payments to nursing facilities have been slated to increase by an annual market basket index (MBI) factor of 3.4%, as announced by CMS in late July. The MBI annual update will be effective for services rendered on or after October 1, 2008, and are expected to increase Medicare payments to nursing home providers by $780 million for the rate year from October 1, 2008—September 30, 2009. Although the average rate hike is estimated at 3.4%, the actual overall net impact to an individual SNF will be affected by the case mix of the facility as well as the influence of the wage index to the labor component of the RUG rate. CMS has indicated that it will continue to study and evaluate the acuity weights and overall reasonableness of the current 53 RUG level payments to ensure that payments are adequate and effectively measure and account for the resource consumption of labor and services. It is likely that refinements and recalibrations of the current RUG categories will occur in the future, and such changes could impact Medicare reimbursements to nursing facilities.

        Other proposals under consideration include efforts by individual states to control costs by decreasing state Medicaid reimbursements in the current or future fiscal years and federal legislation addressing various issues, such as improving quality of care and reducing medical errors throughout the health care industry. We cannot accurately predict whether specific proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

COMPETITION

        Our income-generating potential will depend, in large part, on CapitalSource's ability to originate real estate related investment opportunities in healthcare facilities. In originating these investments, CapitalSource will face competition from other REITs, investment companies, healthcare operators and other institutional investors when it attempts to identify investment opportunities. Competition may result in higher prices for healthcare real estate assets and reduced returns on equity.

        Our ability to compete successfully for healthcare real property investments will be determined by a number of factors, including CapitalSource's ability to identify suitable acquisition or investment targets and to negotiate acceptable terms for any such acquisitions, as well as the availability of capital, including partnering with suitable co-investors. If CapitalSource does not identify investments that meet our investment guidelines, our ability to increase shareholder value through profitable growth may be limited.

        Some of our competitors are significantly larger than us and CapitalSource, and have greater financial resources and lower cost of capital than we do. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential lending opportunities than we are, our origination volume and profit margins for our portfolio could be adversely affected. Our competitors may also be willing to accept lower returns on their investments and may succeed in originating or acquiring assets we have targeted for origination or in refinancing mezzanine loans that are in our portfolio. There is considerable competition in our sector and there can be no assurance that we will compete effectively or that we will not encounter further increased competition in the future that could limit our ability to conduct our business effectively.

INSURANCE

        In the opinion of senior management, our properties are adequately covered by insurance.

EMPLOYEES

        We do not, and expect that we will not, have any employees.

LEGAL PROCEEDINGS

        From time to time, we may be party to legal proceedings. We do not believe that any currently pending or threatened proceeding, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations, including our cash flows.

 MANAGEMENT AGREEMENT

        Prior to the closing of this offering, we will enter into a management agreement with our manager, pursuant to which our manager will provide for the day-to-day management of our operations.

MANAGEMENT SERVICES

        The management agreement appoints CapitalSource Finance LLC, a wholly owned subsidiary of CapitalSource, to manage all of our real estate assets and day-to-day operations subject to the terms and conditions of the management agreement. In performing its duties under the management agreement, our manager will use commercially reasonable efforts to comply with, and to cause the personnel providing services to us to comply with, our conflicts of interest policy and investment guidelines. Our manager, at all times, will be subject to the supervision and direction of our board of trustees, the terms and conditions of the management agreement and such further limitations or parameters as may be imposed from time to time by our board of trustees. Our manager is also responsible for (i) the selection, purchase, management and sale of our investments, (ii) our financing activities and (iii) providing us with investment advisory services. Our manager is responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our investments and operations as may be appropriate, including, without limitation:

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  serving as our consultant with respect to the periodic review of investment criteria and parameters for investments, borrowings and operations;

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  serving as our consultant with respect to healthcare real estate and current and prospective operators operating in the healthcare industry;

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  serving as our consultant with respect to, and representing us in dealings with third parties in connection with, the identification, evaluation, purchase, negotiation, leasing, management and disposition of our investments;

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  serving as our consultant with respect to, and representing us in dealings with third parties in connection with, decisions regarding financings, hedging activities or borrowings undertaken by us;

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  reviewing, analyzing and commenting upon operating budgets, capital budgets and leasing plans of properties;

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  engaging and supervising, on behalf of us and at our expense, independent contractors that provide services relating to our operations or investments;

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  managing operations of any joint venture or co-investment interests held by us and conducting all matters with the joint venture or co-investment partners;

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  providing executive and administrative personnel, office space and office services required in rendering services to us;

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  performing and supervising the performance of administrative functions necessary in our management, as may be agreed upon by our manager and our board of trustees;

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  communicating on behalf of us with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of governmental bodies or agencies and to maintain relations with such holders, including website maintenance, logo design, analyst presentations, investor conferences and annual meeting arrangements;

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  counseling us in connection with policy decisions to be made by our board of trustees;

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  counseling us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Internal Revenue Code and Treasury Regulations promulgated thereunder;

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  causing us to retain qualified accountants and legal counsel selected by our board of trustees;

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  taking all necessary actions to enable us to make required tax filings and reports;

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  counseling us regarding the maintenance of our exemption from status as an investment company under the Investment Company Act and monitoring compliance with the requirements for maintaining such exemption;

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  furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our manager;

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  monitoring the operating performance of our assets and providing periodic reports with respect thereto to our board of trustees;

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  investing and re-investing any of our monies and securities and advising us as to our capital structure;

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  causing us to qualify to do business in all jurisdictions in which such qualification is required and to obtain and maintain all appropriate licenses;

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  assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act and the Securities Act or by the NYSE;

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  handling and resolving all claims, disputes or controversies in which we may be involved;

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  arranging marketing materials, advertising, industry group activities and other efforts designed to promote our business;

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  using commercially reasonable efforts to cause expenses incurred by or on behalf of us to be commercially reasonable or commercially customary and within expense guidelines set by our board of trustees;

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  using commercially reasonable efforts to cause us to comply with all applicable laws; and

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  performing such other services as may be required for the management and other activities relating to our assets as our board of trustees reasonably requests or that our manager deems appropriate under the particular circumstances.

        Pursuant to the terms of the management agreement, CapitalSource will provide us with a senior management team along with appropriate support personnel to provide the management services described in the management agreement, who are expected to devote their time to our management as necessary and appropriate, commensurate with the level of our activity.

        Our manager has not assumed any responsibility under the management agreement other than to render the services called for under the management agreement in good faith and in a commercially reasonable manner and is not responsible for any action of our board of trustees in following or declining to follow its advice or recommendations, including as set forth in our conflicts of interest policy or investment guidelines. The management agreement provides that our manager and its affiliates, and their directors, officers, employees and stockholders, will not be liable to us, any of our subsidiaries, our board of trustees or our shareholders for any acts or omissions by our manager, its officers, employees or its affiliates, performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard by our manager or its affiliates of their respective duties under the management agreement. We have agreed to indemnify our manager and its affiliates, and the directors, officers, employees and stockholders of our manager and its affiliates, with respect to any and all expenses, losses, damages, liabilities, demands, charges and claims (including reasonable attorney's fees) in respect of or arising from any acts or omissions of our manager and its affiliates, and their directors, officers, employees and stockholders, performed in good faith under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of their respective duties. Our manager has agreed to indemnify us and our trustees, officers and shareholders and each person, if any, controlling us, with respect to any and all expenses, losses, damages, liabilities, demands, charges and claims (including reasonable attorney's fees) in respect of or arising from any acts or omissions of our manager or its affiliates constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by CapitalSource's employees relating to the terms and conditions of their employment with CapitalSource. CapitalSource will maintain reasonable and customary "errors and omissions" and other customary insurance coverage.

        Our manager is required to refrain from any action that, among other things, (i) would adversely affect our qualification as a REIT under the Internal Revenue Code or our status as an entity exempted from investment company status under the Investment Company Act, (ii) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or of any exchange on which our securities may be listed or that would otherwise not be permitted by our declaration of trust or bylaws, (iii) would exceed its authority granted pursuant to the management agreement or otherwise conveyed by our board of trustees, or (iv) would violate our conflicts of interest policy. If our manager is ordered to take any action by our board of trustees, our manager will notify our board of trustees if it is our manager's judgment that such action would adversely affect such status or violate any such law, rule, regulation or policy or our declaration of trust or bylaws.

TERM AND TERMINATION RIGHTS

        The management agreement has an initial three-year term expiring on                 , 2011, and will be automatically renewed for one-year terms thereafter unless we or our manager elect to not renew the agreement upon the expiration date of the initial term or any renewal term by providing the other party with at least 180 days prior notice of the intention not to renew the agreement. The management agreement does not limit the number of renewal terms. The management agreement may not be terminated without cause during the initial term or any renewal term. We may only elect not to renew the management agreement upon the expiration of the initial term or any renewal term. If we elect not to renew the agreement upon expiration of the initial term or any renewal term, we will be required to pay our manager a termination fee, within 90 days of termination, equal to the average annual management fee earned during the two years immediately prior to termination, multiplied by two. In addition, if the management agreement is terminated without cause by us or a successor to us within one year following a change in control of our company, our manager will be entitled to receive a termination fee within 90 days of termination, equal to the average annual management fee earned during the two years immediately prior to termination, multiplied by three. The termination fee will be calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. In addition, following any termination of the management agreement, we must pay our manager all compensation accruing to the date of termination. Additionally, the management agreement contains non-solicitation provisions that prohibit us from hiring employees of CapitalSource.

        We also may terminate the management agreement with 30 days' prior written notice for cause, without paying the termination fee, if any of the following events occur, which will be determined by the unanimous vote of our independent trustees:

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  Our manager's fraud, misappropriation of funds or embezzlement or its bad faith, willful misconduct, gross negligence, or willful disregard in the performance of its duties;

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  Our manager's material breach of any provision of the management agreement if such default continues uncured for a period of 60 days after written notice thereof;

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  CapitalSource or its affiliates raises, sponsors, forms or advises any new investment fund, company or vehicle, including any REIT, that invests primarily in sale-leaseback transactions involving healthcare-related properties in the United States; provided, that CapitalSource or its affiliates may take any of these actions if our manager has presented such opportunity to us and a majority of our independent trustees has determined that we should decline such opportunity;

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  CapitalSource commences any proceeding relating to its bankruptcy, insolvency, reorganization or relief of debtors or there is commenced against CapitalSource any such proceeding which results in an order for relief or that remains undismissed for a period of 90 days;

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  upon the conviction (including a plea of nolo contendere) of our manager of a felony or the entry of any order or consent decree by any state or federal regulatory agency or authority, or the settlement by our manager with any such regulatory agency or authority, whether or not such order, consent decree or settlement involves the admission or denial of liability, with respect to or arising out of any regulatory proceeding where the subject matter of the regulatory proceeding involves conduct of our manager in the course of conducting its business as contemplated by the management agreement;

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  a change in control (as defined in the management agreement) of our manager and, within six months after such change in control, Mr. Pieczynski and at least one of our chief financial officer or chief accounting officer cease to be actively involved in our day-to-day operations for reasons other than due to such person's resignation; or

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  the dissolution of our manager.

        Our manager may at any time assign or delegate its duties under the management agreement to any affiliate of our manager provided that our manager shall remain liable to us for the affiliate's performance.

MANAGEMENT FEE

        We have agreed to pay our manager a management fee that is intended to reimburse our manager for providing certain services to us as described above under "Management Services." Our manager may also be entitled to certain expense reimbursements as described below. Expense reimbursements to our manager will be made monthly.

Monthly Management Fee

        We will pay our manager an annual management fee monthly in arrears in an amount equal to 0.50% of our average gross invested assets, which constitute the sum of our net real estate investments plus accumulated depreciation plus our loan receivable of $150 million. Our manager will use the proceeds from this fee in part to pay compensation to its officers and employees provided to us who, notwithstanding that certain of them also are our officers, will receive no cash compensation directly from us.

Reimbursement of Expenses

        We will pay all our operating expenses, except those specifically required to be borne by our manager under the management agreement. Our manager is responsible for the employment expenses of its employees, including our officers and any trustees who are also employees of CapitalSource. CapitalSource is also responsible for:

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  the cost of procuring and maintaining its own insurance;

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  rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of CapitalSource and its affiliates;

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  maintaining any third party licenses and paying any related fees; and

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  costs associated with any computer software, hardware or information technology services that are not used primarily for our benefit.

        The costs and expenses required to be paid by us include, but are not limited to:

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  costs incident to the acquisition, disposition, maintenance, administration, ownership and financing of our investments;

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  expenses incurred in contracting with third parties;

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  legal, auditing, accounting, consulting, investor relations and administrative fees and expenses incurred on our behalf;

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  the compensation and expenses of our trustees (excluding those trustees who are officers or employees of CapitalSource) and the cost of liability insurance to indemnify our officers and trustees;

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  the costs associated with the establishment and maintenance of any credit facilities and other indebtedness;

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  expenses associated with capital raising activities, including any offerings, but excluding this offering;

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  expenses relating to the payment of dividends;

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  costs incurred by our trustees and officers and employees of CapitalSource for travel on our behalf to the extent not reimbursed by our operators;

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  expenses incurred in connection with communications to holders of our securities and in complying with the continuous reporting and other requirements of the SEC, the NYSE and other governmental bodies;

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  transfer agent and exchange listing fees;

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  the costs of printing and mailing proxies and related materials to our shareholders;

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  costs associated with any computer software, hardware or information technology services that are used primarily for our benefit;

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  the costs and expenses incurred with respect to market information systems and publications, research publications and materials relating solely to us;

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  settlement, clearing, and custodial fees and expenses relating to us;

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  the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency related to us, all taxes and license fees and all insurance costs incurred on our behalf; and

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  the costs of administering our equity incentive plan.

 CONFLICTS OF INTEREST IN OUR RELATIONSHIP WITH CAPITALSOURCE

        We, our executive officers, certain of our trustees and CapitalSource will face conflicts of interest because of our relationships with each other. See "Risk Factors—Risks Related to Conflicts of Interest and Our Relationship with CapitalSource." Although we engaged separate legal counsel to represent us, the terms of our management agreement, including the fee structure, were not negotiated at arm's-length, nor were the terms of the agreement relating to the contribution of our initial assets negotiated at arm's-length. As a result, the terms of these agreements, including the consideration paid for our initial assets, may not be as favorable to us as if the agreements had been negotiated with unaffiliated parties. Further, CapitalSource will continue to offer mortgage financing to healthcare facilities, which is a competitive product to the triple-net leases we structure with our operators. In addition, none of the employees of CapitalSource nor any of our officers will devote their time to us exclusively.

        As described above, the compensation we will pay to our manager consists of a management fee that is not tied to our performance, so we pay it regardless of performance, and it may not provide sufficient incentive to CapitalSource to seek to achieve attractive risk-adjusted returns on our portfolio. Moreover, CapitalSource is authorized to follow broad investment guidelines and has great latitude within those guidelines in determining the types of assets it may decide are proper investments for us. See "Business—Investment Guidelines." Our board of trustees will periodically review our investment guidelines and our investment portfolio. However, our board of trustees is not expected to review or approve every individual investment. In addition, our board of trustees will rely primarily on information provided to it by our manager. Finally, any transactions entered into by our manager on our behalf may be costly, difficult or impossible to unwind by the time they are reviewed by our board of trustees.

CONFLICTS OF INTEREST POLICIES

        We have adopted certain policies that are designed to minimize certain potential conflicts of interest. Unless otherwise approved by the majority of our trustees, all of our investments must be in accordance with our investment guidelines described elsewhere in this prospectus. We have developed our conflicts of interest policy with CapitalSource in an effort to address conflicts with respect to the allocation of investment opportunities. However, we cannot make any assurances regarding the success of investments that are allocated to us or to CapitalSource. This conflicts of interest policy includes the following:

First Right to Invest

        CapitalSource has agreed to provide us with the first right to invest in all assets originated by or presented to CapitalSource or any of its affiliates with one or more of the following characteristics, regardless of how such assets are originated or identified, unless otherwise specified below:

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  any sale-leaseback transaction and acquisition of healthcare real property subject to a lease;

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  any stand-alone (i.e., not in conjunction with a loan made by CapitalSource) investment opportunity that constitutes equity or preferred equity in an entity that owns primarily health-care related real property; or

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  any health-care real property related investment that CapitalSource or any of its affiliates originates and elects to syndicate to third parties.

Pari Passu Co-Investments

        The economic terms of any co-investment with CapitalSource or any of its affiliates made on a pari passu basis must be at least as favorable to us as to CapitalSource or such affiliate.

Co-Investments with Debt Tranches of Different Priorities

        We have adopted the following policies with respect to co-investments with CapitalSource or any of its affiliates involving debt tranches of different priorities.

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  any co-investment purchased in the secondary market from an unaffiliated third party must be on the same terms as are offered by the third party; and

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  any co-investment that is purchased or part of a co-origination with CapitalSource or any of its affiliates must comply with the following:
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  if there is one or more third party participants in our debt tranche, our investment must be on terms no less favorable than the most favored third-party participant in our debt tranche;

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  if there are no other participants in our debt tranche, our investment must be on then current market terms for similar investments purchased in arm's-length transactions as reasonably determined by CapitalSource based upon third party bids received or published market data; and

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  if third party bids or published market data are not available to CapitalSource, our investment must be approved by a majority of our independent trustees.

Participation

        We have adopted the following policies with respect to our participation in investments in which CapitalSource and its affiliates are also participating:

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  If we (i) invest in a loan, or portion of a loan, that is directly or indirectly secured by the same underlying real estate asset that secures a loan (or tranche or other portion of a loan) of a different priority held by CapitalSource or any of its affiliates or (ii) we or CapitalSource or any of its affiliates hold a preferred equity interest in a real estate asset that (directly or indirectly) secures a loan in which the other party has an interest, then, if each of CapitalSource or any of its affiliates and us holds a majority of its respective debt tranche, a majority of our independent trustees may, upon the occurrence of (A) a material default in respect of the debt tranche in which we hold an interest or (B) any request to amend, modify or waive any material term of our debt tranche in order to avoid a pending material default, retain a reputable independent third-party special servicer or adviser to advise our board of trustees with respect to all material rights, remedies, enforcement actions, amendments and requests for waivers or consents in respect of our debt tranche, and one-half of the cost of such servicer or adviser will be deducted from any management fee payable to CapitalSource in respect of our debt tranche. However, such costs must not exceed the lesser of the special servicer fee and one-half of the annual management fee allocable to such investment.

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  Without the approval of a majority of our independent trustees, we may not invest (i) in any loan directly or indirectly secured by a real estate asset in which CapitalSource or any of its affiliates has an equity interest (other than preferred equity) or (ii) in any equity interest (other than preferred equity) in any real estate asset which directly or indirectly secures any loan held by CapitalSource or any of its affiliates.

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  Without the approval of a majority of our independent trustees, neither CapitalSource nor any of its affiliates may invest (i) in any equity interest in any real estate asset that secures any loan held by us or (ii) in any loan secured directly or indirectly by a real estate asset in which we have an equity interest (other than preferred equity); provided, however, that this restriction on CapitalSource and any of its affiliates shall not apply to equity interests acquired in connection with workouts or as "equity kickers" granted as incidental consideration for the making of a loan not secured by real estate to the operator of such asset.

Fees

        In connection with any investment purchased from CapitalSource or any co-investment or participation with CapitalSource, CapitalSource will provide us with our pro rata portion of any fees generated in connection with such investment.

Legal Counsel

        CapitalSource's legal department will provide legal services to us, such as advice as to corporate governance matters, regulatory requirements, tax matters, litigation matters and such other matters as we or our board may from time to time reasonably request, for which services we will reimburse CapitalSource at its lawyers' standard rates. In the provision of such legal services, we and our officers and trustees shall, to the extent permitted by applicable law, be entitled to all attorney-client privileges available and all fiduciary obligations owed by attorneys to their clients under applicable law.

        This conflicts of interest policy may be changed or waived by us and CapitalSource (which approval must be made by a majority of our independent trustees) without the approval of our shareholders.

 MANAGEMENT

TRUSTEES AND EXECUTIVE OFFICERS

        Upon completion of this offering, our board of trustees will consist of five trustees, including the trustee nominees named below, each of whom has been nominated for election and has consented to serve as a trustee upon completion of this offering. Two of our initial trustees, Mr. Pieczynski, our president and chief executive officer, and Mr. Delaney, our non-executive chairman, are CapitalSource's employees. Under the terms of the Master Transaction Agreement pursuant to which we will acquire our initial assets from CapitalSource, we have agreed to expand our board to six members if CapitalSource chooses to exercise its right under this agreement to designate an additional person to serve as a trustee on our board following this offering. Subject to CapitalSource's rights to designate trustee nominees, our board of trustees will be elected annually by our shareholders, commencing in 2009 in accordance with our bylaws. Our bylaws provide that a majority of the entire board of trustees may establish, increase or decrease the number of trustees, provided that the number of trustees shall never be less than one nor more than 11. All of our executive officers will serve at the discretion of our board of trustees. The following table sets forth certain information about our trustee nominees and executive officers.

Name	Age	Position with Us
John K. Delaney	45	Chairman of the Board of Trustees
James J. Pieczynski	45	President, Chief Executive Officer and Trustee
Alexander J. Chavez	43	Chief Financial Officer and Treasurer
Imran Javaid	34	Chief Accounting Officer and Controller
Elizabeth A. Stone	44	General Counsel and Secretary
Bary G. Bailey	49	Independent Trustee nominee
William C. Scott	71	Independent Trustee nominee
		Independent Trustee nominee

        Biographies for our executive officers, trustees and trustee nominees are as follows:

John K. Delaney

        Mr. Delaney, a co-founder of CapitalSource, is the Chief Executive Officer of CapitalSource and Chairman of its Board of Directors. He has been the Chief Executive Officer and has served on CapitalSource's Board of Directors since its inception in 2000. From 1993 until its sale to Heller Financial in 1999, Mr. Delaney was the co-founder, Chairman and Chief Executive Officer of HealthCare Financial Partners, Inc., a provider of commercial financing to small and medium-sized healthcare service companies. Mr. Delaney received his undergraduate degree from Columbia University and his juris doctor degree from Georgetown University Law Center.

James J. Pieczynski

        Mr. Pieczynski has served as CapitalSource's Co-President—Healthcare and Specialty Finance since January 2006. Mr. Pieczynski served as CapitalSource's Managing Director—Healthcare Real Estate Group from February 2005 until assuming his current responsibilities and served as CapitalSource's Director—Long Term Care from November 2001 through January 2005. Prior to joining CapitalSource, Mr. Pieczynski was employed from 1993 until 2001 at LTC Properties, Inc., which is a healthcare REIT focused on the long-term care sector, where he held a variety of positions including President, Chief Financial Officer, and Chief Strategic Planning Officer. Mr. Pieczynski received his undergraduate degree from the University of Illinois, Urbana-Champaign.

Alexander J. Chavez

        Mr. Chavez joined CapitalSource in January 2006 as Director in the Healthcare Real Estate Group. Prior to joining CapitalSource, from 1996 through 2004, Mr. Chavez served as Senior Vice President and Treasurer of LTC Properties, Inc. While at LTC, Mr. Chavez was involved in all aspects of the business, including securing nearly $1 billion of financing in public debt, equity and securitization markets. Prior to joining LTC, Mr. Chavez was employed by Ernst & Young, LLP, where he served as an Audit Manager specializing in the healthcare and real estate industries from 1990 to 1996. Mr. Chavez holds a Bachelor's of Science degree in Accounting from the University of Southern California.

Imran Javaid

        Mr. Javaid has served as a Director in the Healthcare Real Estate Group of CapitalSource since January 2006. Mr. Javaid served as an Investment Officer from January 2004 until assuming his current responsibilities and served as an Investment Associate from August 2001 through January 2004. Prior to joining CapitalSource, Mr. Javaid was employed from August 1999 through August 2001, with the Realty Group of The Carlyle Group, a global private equity firm based in Washington, D.C. Prior to that, Mr. Javaid worked for KPMG, LLP in its Assurance & Advisory Services Group. Mr. Javaid holds a B.A. in Accounting from Franklin & Marshall College. Mr. Javaid is a CFA charterholder and a CPA.

Elizabeth A. Stone

        Ms. Stone joined the legal department of the Healthcare Real Estate Group of CapitalSource in March 2006. Prior to joining CapitalSource, Ms. Stone was a partner in the Los Angeles office of the law firm of Jeffer, Mangels, Butler & Marmaro, and also practiced in the Los Angeles offices of Heller Ehrman LLP, where she acted as Special Counsel from 2002 through February 2006.

Bary G. Bailey

        Since May 2007, Mr. Bailey has actively pursued acquisition opportunities working with several private equity firms and has also acted as an independent consultant to companies and entities operating in the life sciences sector. Prior to May 2007, Mr. Bailey served as Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals from December 2002 to March 2007 and as an Executive Vice President through May 2007. Mr. Bailey previously served as Executive Vice President, Pharmacy and Technology of PacifiCare Health Systems, Inc., a provider of managed care services to approximately 5 million members, from July 2000 to December 2002. In that capacity, Mr. Bailey was responsible for managing approximately 1,500 employees in both operations and technology.

William C. Scott

        Since March 1998, Mr. Scott has served as a member of the board of directors of Skilled Healthcare Group Inc. and served as its Chairman from March 1998 until April 2005. Since December 1985, Mr. Scott has also held various positions with Summit Care Corporation, including Chief Executive Officer and Chief Operating Officer, which Skilled Healthcare Group Inc. acquired in March 1998. Mr. Scott served as Senior Vice President of Summit Health, Ltd., Summit's former parent company, from December 1985 until its acquisition by OrNda Healthcorp in April 1994.

TRUSTEE INDEPENDENCE

        Upon completion of this offering, our board of trustees will have four non-management members, three of whom are independent trustees. Mr. Pieczynski, our president and chief executive officer, and Mr. Delaney, our non-executive chairman, are employees of CapitalSource and have been appointed to our board of trustees by CapitalSource.

        After completion of this offering, CapitalSource will own more than 50% of the total voting power of our common shares. As such, we will be deemed to be a "controlled company" under the rules of the NYSE, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of trustees and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the NYSE's requirements that:

  •
  our board of trustees be comprised of a majority of "independent" trustees;

  •
  our compensation committee be comprised solely of "independent" trustees; and

  •
  our nominating and corporate governance committee be comprised solely of "independent" trustees.

        The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act, described below, and the NYSE rules, which require that our audit committee be composed of three independent trustees within one year from the date of this prospectus.

        For a trustee to be "independent" under the NYSE's corporate governance listing standards, our board must affirmatively determine that the trustee has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. In addition, the NYSE's rules set forth certain relationships between a trustee, or an immediate family member of a trustee, and the company which would preclude the board of trustees from determining a trustee to be independent.

        SEC rules impose additional independence requirements for all members of the audit committee. These rules set forth two basic criteria. First, audit committee members are barred from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from the company or its affiliate, other than in the member's capacity as a member of the board of trustees and any board committee. The second basic criterion for determining independence provides that a member of the audit committee of a listed company's board may not be an affiliated person of the company or any subsidiary of the company apart from his or her capacity as a member of the board and any board committee. For this purpose, designees of affiliated persons are also disqualified. Messrs. Bailey, Scott and            , the trustees who are not CapitalSource employees, are "independent" under these SEC rules.

BOARD COMMITTEES

        Our board of trustees has established three committees, the principal functions of which are briefly described below. Matters put to a vote by any one of our three committees must be approved by a majority of the trustees on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by the unanimous written consent of the trustees on that committee.

Audit Committee

        Our board of trustees has established an audit committee, which will be composed of Messrs. Bailey, Scott and                        . In addition, our audit committee will be required to have a designated "audit committee financial expert" within the meaning of SEC rules. Mr. Bailey will chair the committee and has been determined by our board of trustees to be an audit committee financial expert.

        The audit committee's primary duties and assigned roles will be to:

  •
  serve as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance, generally, of our internal audit function;

  •
  oversee the audit and other services of our outside independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside independent registered public accounting firm, who reports directly to the audit committee;

  •
  provide an open avenue of communication among the outside independent registered public accounting firm, accountants, financial and senior management, the internal auditing department and our board;

  •
  resolve any disagreements between management and the outside independent registered public accounting firm regarding financial reporting; and

  •
  consider and approve transactions between us and our trustees, executive officers, trustee nominees or 5% or greater beneficial owners, any of their immediate family members or entities affiliated with them.

Compensation Committee

        Our board of trustees has established a compensation committee, which will be composed of Messrs.                         ,                         and                         . Mr.                         will chair the committee. The principal functions of the compensation committee are to:

  •
  evaluate the performance of and compensation paid by us, if any, to our CEO;

  •
  evaluate the performance of our manager;

  •
  review the compensation and fees payable to our manager under our management agreement;

  •
  administer our equity incentive plan; and

  •
  produce a report on executive compensation required to be included in our proxy statement for our annual meetings, including the Compensation Discussion and Analysis section.

Nominating and Corporate Governance Committee

        Our board of trustees has established a nominating and corporate governance committee, which will be composed of Messrs.                         ,                         and                         . Mr.                         will chair the committee. The principal functions of the nominating and corporate governance committee are to:

  •
  identify individuals qualified to become board members and recommend to our board, candidates for election or re-election to the board;

  •
  consider and make recommendations to our board concerning the size and composition of our board, committee structure and makeup, retirement policies and procedures affecting board members; and

  •
  take a leadership role with respect to the development, implementation and review of our principles of corporate governance and practices.

        The nominating and corporate governance committee charter sets forth certain criteria for the committee to consider in evaluating potential trustee nominees. The charter requires that the committee select nominees who have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving our long-term interests and those of our shareholders. The committee must also assess whether the candidate possesses the skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, age and diversity, all in the context of an assessment of the perceived needs of the board at that time. For those trustee candidates that appear upon first consideration to meet the committee's criteria, the committee will engage in further research to evaluate their candidacy.

        In making recommendations for trustee nominees for the annual meeting of shareholders, the nominating and corporate governance committee will consider any written suggestions of shareholders received by our Secretary by no later than November 30, 2008 or, for future years, 120 days prior to the anniversary of our proxy statement issued in connection with the prior year's annual meeting of shareholders. Suggestions must be mailed to CapitalSource Healthcare REIT, 30699 Russell Ranch Road, Suite 200, Westlake Village, CA 91362, Attn: Secretary. The manner in which trustee nominee candidates, suggested in accordance with this policy, are evaluated does not differ from the manner in which candidates recommended by other sources are evaluated.

Communicating with the Board

        Consistent with the NYSE's corporate governance listing standards, our Principles of Corporate Governance call for the non-management trustees to meet in regularly scheduled executive sessions without management. Mr.                         has been selected to serve as the presiding independent trustee at any executive sessions held prior to our 2009 annual meeting.

        Interested parties, including shareholders, may communicate their concerns directly to the full board, the presiding independent trustee or the non-management trustees as a group by writing to the board of trustees, the presiding independent trustee or the non-management trustees, c/o CapitalSource Healthcare REIT, 30699 Russell Ranch Road, Suite 200, Westlake Village, CA 91362, Attn: Presiding Trustee or Non-Management Trustees c/o Secretary.

CODE OF BUSINESS CONDUCT AND ETHICS

        Our board and audit committee have also adopted a Code of Business Conduct and Ethics that applies to each of our trustees and officers as well as the employees of CapitalSource involved in our business. This Code sets forth our policies and expectations on a number of topics, including:

  •
  compliance with laws, including insider trading;

  •
  preservation of confidential information relating to our business and that of our clients;

  •
  conflicts of interest;

  •
  reporting of illegal or unethical behavior or concerns regarding accounting or auditing practices;

  •
  corporate payments;

  •
  corporate opportunities; and

  •
  the protection and proper use of our assets.

        We have established and implemented formal "whistleblower" procedures for receiving and handling complaints of employees of CapitalSource. As discussed in the Code, we have made an e-mail address and a telephone hotline available for reporting illegal or unethical behavior as well as questionable accounting or auditing matters and other accounting, internal accounting controls or auditing matters on a confidential, anonymous basis. Any concerns regarding accounting or auditing matters reported via e-mail or to this hotline are communicated directly to the audit committee.

        The audit committee will review the Code on an annual basis, and the board will review and act upon any proposed additions or amendments to the Code as appropriate. The Code is posted on our website at                                    . You may also obtain a copy of the Code without charge by writing to: CapitalSource Healthcare REIT, 30699 Russell Ranch Road, Suite 200, Westlake Village, CA 91362, Attn: Secretary. Any waivers of the Code for executive officers or trustees will be posted on our website and similarly provided without charge upon written request to this address.

PRINCIPLES OF CORPORATE GOVERNANCE

        Our Principles of Corporate Governance address a number of other topics, including:

  •
  trustee independence and qualification standards;

  •
  trustee responsibilities, orientation and continuing education;

  •
  trustee compensation;

  •
  trustee attendance and retirement;

  •
  management succession;

  •
  annual board self-evaluations; and

  •
  trustee communication, committees and access to management.

        Our nominating and corporate governance committee will review the Principles of Corporate Governance on an annual basis, and the board will review and act upon any proposed additions or amendments to the Principles of Corporate Governance as appropriate. The Principles of Corporate Governance are posted on our website at                                    . You may also obtain a copy of our Principles of Corporate Governance without charge by writing to: CapitalSource Healthcare REIT, 30699 Russell Ranch Road, Suite 200, Westlake Village, CA 91362, Attn: Secretary.

TRUSTEE COMPENSATION

        We have not paid any cash compensation or granted any equity-based awards to any of the members of our board of trustees. Prior to completion of this offering, none of our trustees or trustee nominees held any awards in the form of or relating to our common shares. We expect, however, to make equity grants to our trustees upon completion of this offering. See "—Equity Incentive Plan—Initial Grants."

        Our trustees will receive an annual retainer of $                  in quarterly payments in arrears, of which            % will be comprised of cash and            % will be comprised of our common shares. Upon completion of this offering, we will also grant each of our trustees equity incentives in the form of                  , which will vest over                  years. We also will reimburse our trustees for reasonable out-of-pocket expenses incurred in connection with performance of their duties as trustees, including, without limitation, travel expenses in connection with their attendance at board and committee meetings. In addition, the chairs of our audit committee and our nominating and corporate governance committee each will be paid an annual retainer of $                  , and the chair of our compensation committee will be paid an annual retainer of $                  , in each case in addition to the annual retainer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        We have not paid, and we do not intend to pay, any cash compensation to our executive officers and we do not currently intend to adopt any policies with respect thereto. Our management agreement provides that CapitalSource will provide us with a management team, including our chief executive officer, chief financial officer, chief accounting officer and general counsel, or similar positions. We do not have agreements with any of our executive officers or any employees of CapitalSource with respect to their compensation. CapitalSource will determine the levels of base salary and cash incentive compensation that may be earned by our executive officers, based on the time required for the performance of the duties of our manager under the management agreement and such other factors as CapitalSource may determine are appropriate. CapitalSource will also determine whether and to what extent our executive officers will be provided with pension, deferred compensation and other employee benefits plans and programs. We will not control how such fees will be allocated by CapitalSource to its employees and have been advised by CapitalSource that none of our executive officers is entitled to any part of such fees, except as may be determined by CapitalSource in its discretion. For a description of our management agreement, see "Management Agreement."

        We have determined to make grants of restricted common shares to certain of our executive officers and trustees, effective as of the consummation of this offering, as discussed further in the table following "Equity Incentive Plan." These awards were made in recognition of such individuals' efforts on our behalf in connection with our formation and this offering and to provide a retention element to their compensation. As a new company, our compensation committee has not yet adopted a policy with respect to future grants of equity awards to our executive officers. We anticipate that such determinations will be made based on factors such as the desire to retain such officers' services over the long-term. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us. We have not yet granted any equity-based awards to any of our executive officers and none of our executive officers holds any awards based on or relating to our common shares.

EQUITY INCENTIVE PLAN

        We have adopted the CapitalSource Healthcare REIT Equity Plan (the "Equity Plan"), which provides for the issuance of equity-based awards, including share options, share appreciation rights, restricted shares, restricted share units, unrestricted share awards and other awards based on our common shares that may be made by us to our trustees and officers and to our advisors and consultants who are providing services to us (which may include employees of CapitalSource and its affiliates) as of the date of the grant of the award. Common shares to be issued to our trustees in respect of their annual retainer fees will be issued under this plan.

        The material features of the Equity Plan are summarized below. The complete text of the Equity Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

        The total number of shares reserved for issuance is                  . Any shares that may be issued under the Equity Plan to any person pursuant to an option or share appreciation right (a "SAR") are counted against this limit as one (1) share for every one (1) share granted. Any shares that may be issued under the Equity Plan to any person, other than pursuant to an option or SAR, are counted against this limit as one and one-half (1 1/2) shares for every one (1) share granted. The maximum number of shares that may be issued to any person in three consecutive calendar years as options or SARs is             million, and the maximum number shares that can be issued to any person in three consecutive calendar years, other than in the form of options, SARs or time-vested restricted stock, is             million. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $                and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $                .

        As of March 31, 2008, CapitalSource had            executive officers and approximately            other employees that, together with our trustees, will be eligible to participate in the Equity Plan.

Purposes

        The purposes of the Equity Plan are to enable us to attract and retain highly qualified trustees and to enable CapitalSource to provide incentives to its personnel who will contribute to our success in a manner linked directly to increases in shareholder value.

Administration

        The Equity Plan will be administered by the compensation committee of our board. Subject to the terms of the Equity Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Equity Plan.

Source of Shares

        The common shares issued or to be issued under the Equity Plan consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash or if an award otherwise terminates without delivery of any shares, then the number of common shares counted against the aggregate number of shares available under the Equity Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Equity Plan as one (1) share if such shares were subject to options or SARs grants, and as one and one-half (1 1/2) shares if such shares were subject to awards other than options or SARs grants.

Eligibility

        Awards may be made under the Equity Plan to our trustees and officers, and to CapitalSource's employees and our other advisors or consultants providing services to us or our affiliates and to any other individual whose participation in the Equity Plan is determined to be in our best interests by our board.

Amendment or Termination of the Equity Plan

        While our board may terminate or amend the Equity Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our shareholders to the extent required by law or if the amendment would materially increase the benefits accruing to participants under the Equity Plan, materially increase the aggregate number of shares that may be issued under the Equity Plan, or materially modify the requirements as to eligibility for participation in the Equity Plan. Unless terminated earlier, the Equity Plan will terminate in 2018, but will continue to govern unexpired awards.

Options

        The Equity Plan permits the granting of options to purchase common shares intended to qualify as "incentive stock options" under the Internal Revenue Code, referred to as incentive stock options, and options that do not qualify as incentive stock options, referred to as non-qualified stock options.

        The exercise price of each option may not be less than 100% of the fair market value of our common shares on the date of grant as determined pursuant to the Equity Plan. If we were to grant incentive stock options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our common shares on the date of grant. We may grant options in substitution for options held by employees of companies that we may acquire. In this case, the exercise price would be adjusted to preserve the economic value of the employee's stock option from his or her former employer. Such options granted in substitution shall not count against the shares available for issuance under the Equity Plan.

        The term of each option may not exceed ten years from the date of grant. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee or our board. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged.

        In general, an optionee may pay the exercise price of an option by cash, certified check or by tendering our common shares.

        Options granted under the Equity Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

Other Awards

        The following may also be awarded under the Equity Plan:

  •
  common shares subject to vesting restrictions;

  •
  common share units, which are the conditional right to receive a common share in the future, subject to restrictions, including vesting restrictions;

  •
  unrestricted common shares, which are common shares issued at no cost or for a purchase price which are free from any restrictions under the Equity Plan;

  •
  dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of common shares;

  •
  a right to receive a number of shares or an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a specified period; and

  •
  performance-based and non-performance-based incentive awards, ultimately payable in stock or cash or a combination thereof, which may be multi-year and/or annual incentive awards subject to achievement of specified performance goals tied to business criteria described below.

Business Criteria

        In establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code to be granted to covered officers, we will use one or more of the following business criteria as selected by the compensation committee:

  •
  total shareholder return;

  •
  total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;

  •
  net income;

  •
  pretax earnings;

  •
  earnings before interest expense and taxes;

  •
  earnings before interest expense, taxes, depreciation and amortization;

  •
  pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items;

  •
  operating margin;

  •
  earnings per share;

  •
  return on equity;

  •
  return on assets;

  •
  return on capital;

  •
  return on investment;

  •
  operating earnings;

  •
  working capital;

  •
  ratio of debt to shareholders' equity;

  •
  revenue;

  •
  book value;

  •
  FFO; or

  •
  FAD.

Adjustments for Share Dividends and Similar Events

        We will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Equity Plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events.

Extraordinary Vesting Events

        Unless otherwise determined by the compensation committee, as set forth in the applicable award agreements, if our management agreement with our manager is terminated or not renewed other than for cause (as defined in the management agreement), each outstanding award under the Equity Plan held by a participant who is an employee of CapitalSource will become immediately vested, exercisable and/or payable. Similarly, as set forth in the applicable award agreement, unless otherwise determined by the compensation committee, outstanding awards under the Equity Plan held by a participant who is one of our trustees will become fully vested, exercisable and/or payable upon our removal of such trustee's service as a trustee, unless such termination of service is pursuant to a removal for cause.

        If we experience a Corporate Transaction, the compensation committee will have full authority to determine the effect, if any, on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to an award. The effect of a Corporate Transaction may be specified in a participant's award agreement or determined at a subsequent time, including, without limitation, the substitution of new awards, the termination or the adjustment of outstanding awards, the acceleration of awards or the removal of restrictions on outstanding awards. A Corporate Transaction under the Equity Plan means (1) our dissolution; (2) our merger, consolidation or reorganization with one or more other entities in which we are not the surviving entity; (3) a sale of substantially all of our assets to another person or entity; or (4) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity (other than already existing shareholders or affiliates) owning 50% or more of the combined voting power of all classes of our shares of beneficial interest.

Initial Grants

        Effective as of the completion of this offering, we will grant                  awards covering an aggregate of                  common shares under the Equity Plan to our officers and trustees, as set forth in the table below. We will also grant                        awards covering an aggregate of                  common shares having the same terms as the grants to our officers to certain other employees of CapitalSource who are not our officers, effective as of the completion of this offering.

Name	Title	Number of Shares
James J. Pieczynski	President, Chief Executive Officer and Trustee
Alexander J. Chavez	Chief Financial Officer and Treasurer
Imran Javaid	Chief Accounting Officer and Controller
Elizabeth A. Stone	General Counsel
John K. Delaney	Chairman of the Board
Bary G. Bailey	Independent Trustee nominee
William C. Scott	Independent Trustee nominee

        The awards granted to our officers and employees of CapitalSource receiving such grants will vest in full on the             anniversary of the closing of this offering. The awards granted to our trustees will vest ratably over             years from the date of the grant.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common shares by (1) each of our trustees and trustee nominees, (2) each of our executive officers, (3) all of our trustees, trustee nominees and executive officers as a group, and (4) CapitalSource, the sole selling shareholder participating in this offering, immediately prior to and as of the completion of this offering. This table gives effect to the expected issuance of common shares to CapitalSource in connection with our formation transactions. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

        Unless otherwise indicated, the address of each person listed below is c/o CapitalSource Healthcare REIT, 30699 Russell Ranch Road, Suite 200 Westlake Village, CA 91362.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned Before this Offering	Number of Shares Being Sold in this Offering(3)	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
CapitalSource Inc.(1)(2)(3)
James J. Pieczynski
Alexander J. Chavez
Imran Javaid(1)
Elizabeth A. Stone
John K. Delaney(1)
Bary G. Bailey
William C. Scott
All trustees, trustee nominees and executive officers as a group (8 persons)

(1)
The address for CapitalSource Inc. and Messrs. Delaney and Javaid is c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815.

(2)
For a discussion of the material relationships between CapitalSource and us, please refer to "Other Arrangements Between CapitalSource and Us."

(3)
Assumes no exercise of the underwriters' option to purchase additional common shares from CapitalSource.

 OTHER ARRANGEMENTS BETWEEN CAPITALSOURCE AND US

Relationship with CapitalSource

        Immediately prior to this offering, CapitalSource will be our only shareholder. After this offering, CapitalSource will own                   of our common shares, representing approximately        % of our total outstanding common shares. For as long as CapitalSource continues to own common shares representing more than 50% of the total voting power of our outstanding shares, and notwithstanding the existence of the management agreement described elsewhere, CapitalSource will be able to direct the election and removal of all members of our board of trustees and control our business and affairs. While it remains a majority shareholder, CapitalSource also will possess, under the Master Transaction Agreement described in more detail below, approval rights that will require us to obtain CapitalSource's consent before taking any action with respect to:

  •
  mergers or other business combinations;

  •
  acquisition or disposition of assets by us;

  •
  our incurrence of indebtedness;

  •
  our issuance of any additional common shares or other equity securities;

  •
  our repurchase or redemption of common shares or preferred shares;

  •
  our payment of dividends; and

  •
  other matters submitted to a vote of our shareholders.

        Similarly, while it holds a majority of our outstanding shares, under our declaration of trust, CapitalSource will have the power to require us to take action by delivering a written consent, instead of waiting until a shareholder meeting can be called. Consequently, as our majority shareholder, CapitalSource will be able to control our operations, will have the power to cause or prevent a change in control, and could take other actions that might be favorable to CapitalSource. See "Description of Shares of Beneficial Interest."

        Prior to the completion of this offering, in addition to the management agreement, we will enter into a master transaction agreement and a number of other agreements with CapitalSource setting forth various matters governing our relationship with CapitalSource. These agreements will govern our relationship with CapitalSource after this offering and will provide for, among other things, the allocation of tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with this offering. The effects of these contractual agreements, the terms of the agreements providing for our acquisition of our initial assets from CapitalSource, and our operating as a stand-alone public entity could impact our results of operations and financial position.

        Set forth below are descriptions of certain agreements, relationships and transactions we will have with CapitalSource.

Master Transaction Agreement

        We will enter into a master transaction agreement with CapitalSource prior to the completion of this offering, which we refer to as the Master Transaction Agreement. The Master Transaction Agreement will set forth our agreements with CapitalSource regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to complete our formation and acquisition of assets from CapitalSource. It also will set forth other agreements governing our relationship immediately prior to and after these formation transactions.

  The Contribution

        CapitalSource will, and will cause its affiliates to, transfer to us the assets related to our business, as described in this prospectus. This will involve, in part, the transfer of the shares or other equity interests of certain of CapitalSource's current subsidiaries. We or our subsidiaries will assume and agree to perform, discharge and fulfill the liabilities related to our business following the contribution. If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we and CapitalSource have agreed that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. CapitalSource will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained.

        Certain of the assets that will be transferred to us are encumbered by the mortgage indebtedness described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Mortgage Debt." We have agreed to assume all such indebtedness at the time of the closing of this offering, although CapitalSource will continue to provide a limited guarantee with respect to approximately $284.4 million in principal amount of the indebtedness we will assume. CapitalSource has also agreed to contribute to us and therefore permit us to cancel all of the related party debt we owe CapitalSource, which approximated $247.7 million as of March 31, 2008. For more information on this related party debt, see Note 7, Borrowings, to the audited combined financial statements, "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" contained elsewhere in this prospectus.

        Except as expressly set forth in the Master Transaction Agreement or in any other transaction document, neither we nor CapitalSource will make any representation or warranty as to:

  •
  the assets, business or liabilities transferred or assumed as part of the contribution transactions;

  •
  any consents or approvals required in connection with the transfers;

  •
  the value or freedom from any security interests of, or any other matter concerning, any assets transferred;

  •
  the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim of either us or CapitalSource; or

  •
  the legal sufficiency of any document or instrument delivered to convey title to any asset transferred.

        Except as expressly set forth in any transaction document, all assets will be transferred on an "as is, where is" basis, and we and our subsidiaries will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

  Auditors and Audits; Annual Financial Statements and Accounting

        We have agreed that, for so long as CapitalSource is required to consolidate our results of operations and financial position or account for its investment in us using the equity method of accounting, we will reimburse CapitalSource for any costs associated with a change in our independent auditors and we will use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of CapitalSource's financial statements. We have also agreed to provide to CapitalSource and its independent auditors all information required for CapitalSource to meet its schedule for the filing and distribution of its financial statements and to make available to CapitalSource and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible personnel (who will be CapitalSource employees for so long as the management agreement remains in place) so that CapitalSource and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified CapitalSource accounting policies and to notify and consult with CapitalSource regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

  Tax Matters

      Treatment of the Contribution

        For federal income tax purposes, the contribution of assets by CapitalSource to us is intended to be treated as a taxable sale of those assets by CapitalSource. Accordingly, we will be treated as having acquired the properties with a basis equal to their fair market value as of the date of this offering.

      Liability for Taxes

        Each party has agreed to indemnify the other in respect of all taxes for which it is responsible under the Master Transaction Agreement. CapitalSource is generally responsible for all federal, state, local and foreign income (and similar) taxes of those entities which are to be acquired by us from CapitalSource in the contribution transactions, in each case, for all tax periods (or portions of tax periods) ending on or before the closing of this offering. We generally will be responsible for all other taxes of those entities and assets which are to be acquired from CapitalSource in connection with the contribution transactions.

      Transaction Taxes

        CapitalSource will, and will cause its subsidiaries to, contribute to us the assets related to our business not currently owned by us, as described in this prospectus. CapitalSource generally will be responsible for any transfer, stamp, recording, and similar taxes resulting from such contribution.

Preparation and Filing of Tax Returns

        CapitalSource will be responsible for the preparation and filing of all federal, state, local and foreign income (and similar) tax returns of those entities which are to be acquired by us from CapitalSource for all tax periods ending on or before the closing of this offering, and will have sole authority to manage the conduct of all audits, investigations, or other proceedings relating to such tax periods with respect to such taxes. CapitalSource will not, however, be permitted to settle or compromise any such matter if such compromise or settlement would otherwise increase any tax for which we would be responsible without our prior consent, which may not be unreasonably withheld.

Miscellaneous

        We have agreed to provide to CapitalSource certain information and cooperation, including access to our books and records, related to our status as a REIT. In addition, we and CapitalSource have agreed to provide each other with certain information and cooperation related to tax matters with respect to the assets we have acquired from CapitalSource and to the contribution transactions, including with respect to audits, investigations, or other proceedings relating thereto.

  Exchange of Other Information

        The Master Transaction Agreement will also provide for other arrangements with respect to the mutual sharing of information between CapitalSource and us in order to comply with reporting, filing or audit requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the contribution transactions. We will also agree to provide mutual access to historical records relating to businesses that may be in our possession.

  Releases and Indemnification

        Except for each party's obligations under the Master Transaction Agreement, the other transaction documents and certain other specified liabilities, we and CapitalSource will release and discharge each other and each of our affiliates from all liabilities existing or arising between us on or before the contribution, including in connection with the contribution and this offering. The releases will not extend to obligations or liabilities under any agreements between CapitalSource and us that remain in effect following the contribution.

        We will indemnify, hold harmless and defend CapitalSource, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities (other than tax-related liabilities) relating to, arising out of or resulting from:

  •
  the failure by us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the contribution;

  •
  the operations, liabilities and obligations of our business;

  •
  any guarantee, indemnification obligation, surety bond or other credit support arrangement by CapitalSource or any of its affiliates for our benefit, including the guarantees of CapitalSource on approximately $284.4 million of mortgage indebtedness we will assume following the contribution and of our obligations to fund the redemption of the non-managing member units reflected as noncontrolling interests in the Carve-out Entity's financial statements and our unaudited pro forma financial statements;

  •
  any breach by us or any of our affiliates of the Master Transaction Agreement, certain of the other transaction documents or our declaration of trust or bylaws;

  •
  any untrue statement of, or omission to state, a material fact in CapitalSource's public filings to the extent the statement or omission was as a result of information that we furnished to CapitalSource or that CapitalSource incorporated by reference from our public filings, if the statement or omission was made or occurred after the contribution; and

  •
  any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to this offering, except to the extent the statement was made or omitted in reliance upon information provided to us by CapitalSource expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.

        CapitalSource will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective trustees and officers, from and against all liabilities (other than tax-related liabilities) relating to, arising out of or resulting from:

  •
  the failure of CapitalSource or any of its affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of CapitalSource or its affiliates, other than liabilities associated with our businesses, whether arising before or after the contribution;

  •
  the liabilities of CapitalSource and its affiliates' businesses, other than liabilities associated with our business;

  •
  any breach by CapitalSource or any of its affiliates of the Master Transaction Agreement or certain of the other transaction documents;

  •
  any untrue statement of, or omission to state, a material fact in our public filings to the extent the statement or omission was as a result of information that CapitalSource furnished to us or that we incorporated by reference from CapitalSource's public filings, other than any registration statement or prospectus related to this offering; and

  •
  any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to this offering, but only to the extent the statement or omission was made or omitted in reliance upon information provided by CapitalSource expressly for use in any such registration statement or prospectus.

        The Master Transaction Agreement will also specify procedures with respect to claims subject to indemnification and related matters and will provide for contribution in the event that indemnification is not available to an indemnified party.

  Expenses of the Contribution Transactions and Our Initial Public Offering

        CapitalSource will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred prior to the completion of this offering in connection with the contribution. CapitalSource will also pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred in connection with this offering.

  Disputes

        Any dispute or claim between us and CapitalSource arising out of or relating to the Master Transaction Agreement that is not resolved in the normal course of business must be brought in the state courts of Maryland. Both we and CapitalSource will agree to waive trial by jury in any such litigation. These provisions will not apply to any disputes arising out of CapitalSource's ownership of our shares.

  Other Provisions

        The Master Transaction Agreement also will contain covenants between CapitalSource and us with respect to the following:

  •
  our agreement that, for so long as CapitalSource owns at least 10% of our outstanding common shares, CapitalSource may require us to nominate for election or appoint to our board of trustees a number of persons equal to the number of members of our board of trustees multiplied by the percentage of the outstanding common shares that CapitalSource and its affiliates beneficially own as of the date of such nomination, provided that the number of CapitalSource-designated nominees may not be less than two or more than 50% of the total number of trustees on our board following such election or appointment;

  •
  restrictions (subject to certain limited exceptions) on our ability to repurchase our outstanding common shares or any other securities convertible into or exercisable for our common shares, for so long as CapitalSource owns more than 50% of our outstanding common shares;

  •
  confidentiality of our and CapitalSource's information;

  •
  our right to continue coverage under CapitalSource's insurance policies, other than its directors' and officers' policy, for so long as CapitalSource owns more than 50% of our outstanding common shares;

  •
  restrictions on our ability to take any action or enter into any agreement that would cause CapitalSource to violate any law, agreement or judgment;

  •
  restrictions on our ability to take any action that limits CapitalSource's ability to freely sell, transfer, pledge or otherwise dispose of our shares;

  •
  our obligation to comply with CapitalSource's policies applicable to its subsidiaries for so long as CapitalSource owns more than 50% of our outstanding common shares, except:
  •
  to the extent such policies conflict with our declaration of trust or bylaws or any of the agreements between CapitalSource and us, or

  •
  as otherwise agreed with CapitalSource or superseded by any policies adopted by our board of trustees;

  •
  restrictions on our ability to enter into any agreement that binds or purports to bind CapitalSource; and

  •
  litigation and settlement cooperation between CapitalSource and us.

  Approval Rights of CapitalSource

        The prior affirmative vote or written consent of CapitalSource will be required for us to take certain actions (subject in each case to certain agreed exceptions) that are prohibited to be taken by "unrestricted subsidiaries" under CapitalSource's unsecured credit facility, until such time as we are no longer subject to the terms of such credit facility in any respect.

Registration Rights Agreement

        We will enter into a registration rights agreement with CapitalSource prior to the completion of this offering to provide CapitalSource with registration rights relating to our outstanding common shares held by CapitalSource after this offering. In this prospectus, we refer to this agreement as the Registration Rights Agreement.

        CapitalSource may assign its rights under the Registration Rights Agreement to any person that acquires our outstanding common shares subject to the agreement and agrees to be bound by the terms of the agreement. Subject to certain limitations, CapitalSource and its permitted transferees may require us to register under the Securities Act of 1933, as amended, or the Securities Act, all or any portion of these shares, through a "demand registration." We are not obligated to effect the following:

  •
  a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part;

  •
  a demand registration within 60 days after the effective date of a previous demand registration, other than a shelf registration pursuant to Rule 415 under the Securities Act;

  •
  a demand registration, unless the demand request is for a number of common shares with a market value that is equal to at least $25 million; and

  •
  more than two demand registrations during the first 12 months after this offering or more than three demand registrations during any 12-month period thereafter.

        We may defer the filing of a registration statement for a period of up to 90 days after a demand request has been made if at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of trustees determines that such disclosure would be materially detrimental to us and our shareholders, or prior to receiving such request, our board of trustees had determined to effect a registered underwritten public offering of our securities for our account and we have taken substantial steps to effect such offering. However, with respect to two demand requests only, if CapitalSource or any of its affiliates makes a demand request during the two-year period after this offering, we will not have the right to defer such demand registration or to not file such registration statement during that period.

        Additionally, CapitalSource and its permitted transferees have "piggyback" registration rights, which means that CapitalSource and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders. These demand registration rights and piggyback registration rights are each subject to market cutback exceptions.

        We will pay all costs and expenses in connection with any demand or piggyback registration, except underwriting discounts, commissions or fees attributable to the common shares sold by CapitalSource. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify CapitalSource and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by CapitalSource or any permitted transferee.

        The rights of CapitalSource and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the common shares covered by the agreement until those shares:

  •
  have been sold pursuant to an effective registration statement under the Securities Act;

  •
  have been sold to the public pursuant to Rule 144 under the Securities Act;

  •
  have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act; or

  •
  are no longer outstanding.

        Additionally, the registration rights under the agreement will cease to apply to a holder other than CapitalSource or its affiliates when such holder holds less than 3% of the economic value of the then-outstanding common shares covered by the agreement and such shares are eligible for sale pursuant to Rule 144 under the Securities Act.

Intellectual Property Agreement

        The terms of the intellectual property agreement will formalize the relationship between us and CapitalSource with respect to our use of certain CapitalSource intellectual property rights.

        Under the terms of the intellectual property agreement, we release CapitalSource and its subsidiaries and affiliates from claims resulting from any acts of infringement that might have occurred prior to the date this offering is completed. Going forward, and pursuant to the terms of the management agreement, CapitalSource will license to us such intellectual property rights as are necessary to run our business, including use of CapitalSource computer software, CapitalSource proprietary intellectual property such as DealTracker and CAM, and the "CapitalSource" trademark. CapitalSource will provide us with any updates, upgrades and future versions of those products. Any license rights provided to us by CapitalSource will be non-exclusive and will be coterminous with the management agreement. We will indemnify CapitalSource for any losses arising out of any use by us of the intellectual property rights CapitalSource provides to us under the intellectual property agreement.

        The intellectual property agreement will terminate immediately upon the termination of the management agreement, after which time all license rights will be revoked. Our obligation to indemnify CapitalSource will survive such termination for a period of five years.

Policy Regarding Transactions with Related Parties

        Our investments will be primarily sourced and originated by CapitalSource. We have adopted a conflicts of interest policy to address these situations, as more fully described under "Conflicts of Interest in Our Relationship with CapitalSource." We also intend to have our audit committee adopt a written policy with respect to transactions with related parties that are not covered by the management agreement, including our conflicts of interest policy. We expect the policy to provide that all related persons will be required to report to CapitalSource's legal department or such person as the audit committee may determine any such related person transaction prior to its completion and the legal department (or other person) will determine whether it should be submitted to our audit committee for consideration. We expect the policy will cover all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) that are not covered by our conflicts of interest policy and in which we or our subsidiaries were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Related persons will include our trustees and executive officers, or trustee nominees, beneficial owners of more than 5% of any class of our voting securities, any immediate family member of such persons and any entity in which any such person is employed or is a partner or a 5% or more security holder.

 DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

        The following is a summary of the material terms of our shares of beneficial interest. The discussion that follows is based in part on the terms of our declaration of trust and bylaws as both will be in effect upon completion of this offering. All references to the declaration of trust and bylaws are to these amended versions, copies of which have been filed as exhibits 3.1 and 3.2, respectively, to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

Common Shares of Beneficial Interest

        We are authorized to issue up to 650,000,000 common shares of beneficial interest, par value $0.01 per share. Holders of our common shares will be entitled to receive dividends when, as and if declared by our board of trustees, out of funds legally available for distribution. If we fail to pay dividends on our outstanding preferred shares of beneficial interest, if any are then outstanding, generally we may not pay dividends on or repurchase our common shares. If we were to liquidate, dissolve or wind up our affairs, holders of common shares would be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred shares. Holders of common shares will have no preemptive rights, which means they have no right to acquire any additional common shares that we may issue at a later date.

        The holders of our common shares will be entitled to cast one vote for each share on all matters presented to our shareholders for a vote. Our common shares will be, when issued, fully paid and nonassessable.

        The rights, preferences and privileges of holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred shares which we may designate and issue in the future. The preferred shares are described below.

Preferred Shares of Beneficial Interest

        We are authorized to issue up to 200,000,000 preferred shares of beneficial interest, par value $0.01 per share ("Preferred Shares"). Our declaration of trust will provide that Preferred Shares may be issued from time to time in one or more series and give our board of trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of Preferred Shares. Holders of Preferred Shares will have no preemptive rights. The Preferred Shares will be, when issued, fully paid and nonassessable.

Power to Reclassify Shares and Issue Additional Shares

        Our declaration of trust authorizes our board of trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued common shares and preferred shares of any series from time to time in one or more series, as authorized by the board of trustees. Prior to issuance of any classified or reclassified shares of a particular class or series, our board of trustees is required by the Maryland REIT law and our declaration of trust to set for each such class or series, subject to the provisions of our declaration of trust regarding the restrictions on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, our board of trustees could authorize the issuance of preferred shares or equity shares that have priority over the common shares with respect to dividends and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of common shares or otherwise might be in their best interest.

        Holders of our shares will not have preemptive rights, which means they will have no right to acquire any additional shares that we may issue at a subsequent date.

Restrictions on Ownership and Transfer

        To qualify as a REIT under the Internal Revenue Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares (after taking into account options to acquire shares) may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. To continue to qualify as a REIT, we must satisfy these requirements after the completion of the offering.

        To maintain our qualification as a REIT, our declaration of trust will include restrictions on the number of our shares that a person may own. The declaration of trust will provide:

  •
  no person, other than a designated investment entity (as defined in the declaration of trust), may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, more than 7.9%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of common shares;

  •
  no person (as defined in the declaration of trust), may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, more than 9.9%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of preferred shares;

  •
  no designated investment entity (as defined in the declaration of trust and as described below), may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, more than 9.9%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of common shares;

  •
  no person (as defined in the declaration of trust) may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, our shares if such ownership would cause us to own, actually or constructively (taking into account certain attribution provisions of the Internal Revenue Code), a 10% or greater interest in any of our operators;

  •
  no person (as defined in the declaration of trust) shall actually or beneficially own our shares to the extent that such ownership would result in our being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT at any time; and

  •
  no person (as defined in the declaration of trust) shall transfer our shares if such transfer would result in our shares being owned by fewer than 100 persons at any time.

        We intend to grant CapitalSource (including, for these purposes, its wholly owned subsidiaries) a waiver to own up to                        % of our outstanding common shares. Such waiver will be conditioned on certain representations made, and certain covenants agreed to, by CapitalSource, and will be effective immediately upon the completion of this offering. We believe that this waiver will not jeopardize our status as a REIT for federal income tax purposes.

        Our declaration of trust defines a "designated investment entity" as:

  1.
  an entity that is a pension trust that qualifies for look-through treatment under Section 856(h)(3) of the Internal Revenue Code;

  2.
  an entity that qualifies as a regulated investment company under Section 851 of the Internal Revenue Code; or

  3.
  an entity (referred to in the declaration of trusts a "qualified investment manager") that (i) for compensation engages in the business of advising others as to the value of securities or as to the advisability of investing in, purchasing or selling securities; (ii) purchases securities in the ordinary course of its business and not with the purpose or effect of changing or influencing control of the trust, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Exchange Act; and (iii) has or shares voting power and investment power under the Exchange Act so long as each beneficial owner of such entity, or in the case of a qualified investment manager holding shares solely for the benefit of its customer account holders, the individual account holders of the accounts managed by such entity, would satisfy the 7.9% common share or 9.9% preferred share ownership limit, as applicable, if such beneficial owner or account holder owned directly its proportionate share of the shares held by the entity.

        Under the declaration of trust, the board of trustees may exempt a shareholder that is not an individual from the 7.9% ownership limit for common shares, the 9.9% ownership limit for preferred shares, or the ownership limit for common shares applicable to designated investment entities, if such shareholder provides information and makes representations to the board of trustees that are satisfactory to the board of trustees, in its sole and absolute discretion, to establish that such person's ownership in excess of the applicable ownership limit would not jeopardize our qualification as a REIT.

        Any person who acquires or attempts or intends to acquire actual or beneficial or constructive ownership of our shares that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as the board of trustees may request in order to determine the effect of such transfer on our status as a REIT. If any transfer of shares or any other event would otherwise result in any person violating the ownership limits described above, then the declaration of trust provides that (a) the transfer will be void and of no force or effect with respect to the prohibited transferee with respect to that number of shares that exceeds the ownership limits and (b) the prohibited transferee would not acquire any right or interest in the shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        All certificates representing our shares will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations promulgated thereunder) of all classes or series of our shares, including common shares, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as the board of trustees may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the various ownership limitations. In addition, each shareholder shall upon demand be required to provide to the board of trustees such information as the board of trustees may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limitations could delay, deter or prevent a transaction or a change in control that might involve a premium price for the common shares or might otherwise be in the best interest of our shareholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our shares initially will be American Stock Transfer & Trust Company.

Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws

  Number of Trustees; Vacancies

        Our declaration of trust and bylaws provide that the number of our trustees will be established by a vote of a majority of the members of our board of trustees. We expect to have five trustees upon completion of the offering. Our bylaws provide in general that any vacancy, including a vacancy created by an increase in the number of trustees, may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum. Pursuant to the Master Transaction Agreement we will enter into with CapitalSource in connection with its contribution to us of our initial assets, CapitalSource will be granted the right to designate a number of trustees to our board, depending on the percentage of shares then held by CapitalSource. Should a trustee designated by CapitalSource vacate his or her position on our board, CapitalSource will have the right to fill such vacancy. An exception to this exists in a situation where a trustee has been removed by the vote of our shareholders, as discussed below. In this situation, our shareholders will be required to elect a trustee to fill the resulting vacancy by the affirmative vote of at least a majority of the votes entitled to be cast in the election of trustees.

  Removal of Trustees

        Our declaration of trust provides that a trustee may be removed only upon the affirmative vote of at least a majority of the votes entitled to be cast in the election of trustees.

  Business Combinations

        Our declaration of trust exempts transactions with CapitalSource and its current and future affiliates from the provisions of the Maryland business combination statute described below. In addition, our board has approved a resolution that exempts transactions between us and any other "interested shareholder" from the provisions of the Maryland business combination statute described below, but may opt to make these provisions applicable to transactions between us and any interested shareholder, other than CapitalSource and its current and future affiliates. Maryland law prohibits "business combinations" between us and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as:

  •
  any person who beneficially owns 10% or more of the voting power of our shares; or

  •
  an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.

        A person is not an interested shareholder if our board of trustees approves in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, our board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of trustees.

        After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our board of trustees and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of our then outstanding shares of beneficial interest; and

  •
  two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

        These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as described under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

  Control Share Acquisitions

        Our declaration of trust states that the control shares provisions of Maryland law will not apply to any control share acquisition by CapitalSource and current and future affiliates of CapitalSource. In addition, our bylaws will contain a provision exempting any and all acquisitions of our common shares from the control shares provisions of Maryland law. Except in the case of CapitalSource, our board of trustees may opt to make these provisions applicable to us at any time by amending or repealing this bylaw provision in the future, and may do so on a retroactive basis. Maryland law provides that "control shares" of a Maryland REIT acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or trustees are excluded from the shares entitled to vote on the matter. "Control shares" are voting shares that, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise or direct the exercise of the voting power in electing trustees within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, we may present the question at any shareholders' meeting.

        If voting rights are not approved at the shareholders' meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders' meeting, the acquiror may then vote a majority of the shares entitled to vote, and all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our declaration of trust or bylaws.

  Merger, Amendment of Declaration of Trust or Bylaws

        Under Maryland REIT law, a Maryland REIT generally cannot dissolve, amend its declaration of trust or merge with another entity unless recommended by the trustees and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter, is set forth in the REIT's declaration of trust. In our declaration of trust, we have set the vote required to approve most amendments of our declaration of trust and mergers required to be submitted to our shareholders at a majority of all votes entitled to be cast on the matter. Amendments to provisions of the declaration of trust exempting the excepted holders from the business combination and control share acquisition provisions of Maryland law will require, in addition to adoption of a resolution by our board of trustees, the affirmative vote of the holders of 80% of the votes entitled to be cast on the matter. In addition, under the Maryland REIT law and our declaration of trust, our trustees will be permitted, without any action by our shareholders, to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or the Maryland REIT law. Our declaration of trust permits our board of trustees to amend or repeal most provisions of our bylaws by majority vote but requires the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of beneficial interest entitled to vote to amend or repeal certain provisions of our bylaws.

  Action by Written Consent

        Our declaration of trust provides that any action required or permitted to be taken by the shareholders may be taken without a meeting by less than unanimous written consent of our shareholders.

  Limitation of Liability and Indemnification

        Our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

  •
  actual receipt of an improper benefit or profit in money, property or services; or

  •
  a final judgment based upon a finding of active and deliberate dishonesty by the trustee/officer that was material to the cause of action adjudicated.

        Our declaration of trust requires us, to the maximum extent permitted by Maryland law, to pay or reimburse reasonable expenses to any of our present or former trustees or officers or any individual who, while a trustee or officer, and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise.

        Consistent with Maryland law, we are required to indemnify our present and former trustees and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

  •
  the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the trustee or officer actually received an improper personal benefit in money, property or services; or

  •
  in a criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

        However, Maryland law prohibits us from indemnifying our present and former trustees and officers for an adverse judgment in a derivative action or if the trustee or officer was adjudged to be liable for an improper personal benefit. Our bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:

  •
  a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

  •
  a written undertaking to repay the amount reimbursed if the standard of conduct is not met.

        We have also entered into indemnification agreements with our trustees and our officers providing for procedures for indemnification by us, to the fullest extent permitted by law, and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

        We have obtained an insurance policy under which our trustees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act.

        We have been advised that the SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act is against public policy and is therefore unenforceable.

  Term and Termination

        Our declaration of trust provides for us to have a perpetual existence. Pursuant to our declaration of trust, and subject to the provisions of any of our classes or series of shares of beneficial interest then outstanding and the approval by a majority of the entire board of trustees, our shareholders, at any meeting thereof, by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

  Meetings of Shareholders

        Under our bylaws, annual meetings of shareholders are to be held each year, commencing in 2009, within fifteen (15) months after the last annual meeting, at a date and time as determined by our board of trustees. Special meetings of shareholders may be called only by a majority of the trustees then in office, by the Chairman of our board of trustees, our President or the holders of at least 10% of our outstanding shares entitled to vote on the election of the trustees. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Our bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting by written consent, if that consent sets forth that action and is signed by shareholders holding shares representing a sufficient number of votes to approve the matter if it had been addressed at a duly called shareholders meeting.

  Advance Notice of Trustee Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by shareholders at the annual meeting may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by our board of trustees; or

  •
  by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

        With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to our board of trustees may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by our board of trustees; or

  •
  provided that our board of trustees has determined that trustees shall be elected at such meeting, by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

        The purpose of requiring shareholders to give advance notice of nominations and other proposals is to afford our board of trustees the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of trustees, to inform shareholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our shareholder meetings. Although our bylaws do not give our board of trustees the power to disapprove timely shareholder nominations and proposals, they may have the effect of precluding a contest for the election of trustees or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees to our board of trustees or to approve its own proposal.

  Appraisal Rights

        As permitted by Maryland law, our declaration of trust contains a provision that denies our shareholders appraisal rights in connection with any merger, consolidation or other business combination transaction.

  Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws

        The business combination provisions of Maryland law (if our board of trustees opts to make them applicable to us), the control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the requirement to obtain a majority vote to remove incumbent trustees, the restrictions on the acquisition of our shares of beneficial interest, the power to issue additional common shares or preferred shares, and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of the common shares or might otherwise be in their best interest. In addition, for so long as CapitalSource continues to hold a majority of our outstanding common shares, provisions of our declaration of trust and bylaws that permit shareholders to act by written consent of less than all of our shareholders, and that set the approval thresholds for shareholder action at a majority of our outstanding common shares, effectively permit CapitalSource to cause us to take actions without obtaining a vote from any other shareholder and to control the outcome of each matter not initiated by CapitalSource that may be submitted for shareholder approval. Maryland law permits our board of trustees, without shareholder approval and regardless of what is provided in our declaration of trust or bylaws, to implement takeover defenses that we may not yet have and to take, or refrain from taking, certain other actions without those decisions being subject to any heightened standard of conduct or standard of review as such decisions may be subject in certain other jurisdictions.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common shares. We cannot predict the effect, if any, that sales of common shares or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common shares.

        Prior to this offering, we had                  common shares outstanding. Upon completion of this offering, we will have outstanding an aggregate of approximately                        common shares, consisting of                  shares issued to CapitalSource in the contribution transactions (of which,                   shares will be sold by CapitalSource in this offering) and             shares underlying grants made to our officers and trustees and employees of CapitalSource under the Equity Plan.

LOCK-UP AGREEMENTS

        Each of CapitalSource, our manager, our trustees and our officers have entered into the lock-up agreements described in "Underwriting."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Introduction

        We intend to elect to be taxed and to qualify as a REIT effective for our taxable year ending December 31, 2008. The following discussion describes the material United States federal income tax considerations relating to our qualification and taxation as a REIT and the ownership and disposition of our common shares issued in the initial public offering. As used in this discussion, except where the context indicates otherwise, the terms "the Company," "our company," "we," "us," "our" and "ours" refer solely to CapitalSource Healthcare REIT, and not to its subsidiaries. Because this is a general summary that is intended to address only material U.S. federal income tax considerations relating to the ownership and disposition of our common shares, it may not contain all the information that may be important to you, and it does not address the tax considerations of owning our common shares. As you review this discussion, you should keep in mind that:

  •
  the tax consequences for you may vary depending on your particular tax situation;

  •
  special rules that are not discussed below may apply to you if, for example, you are:
  •
  a tax-exempt organization,

  •
  a broker-dealer,

  •
  a non-U.S. person,

  •
  a trust, estate, regulated investment company, real estate investment trust, financial institution, insurance company or S corporation,

  •
  subject to the alternative minimum tax provisions of the Internal Revenue Code,

  •
  holding our common shares as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

  •
  holding our common shares through a partnership or similar pass-through entity,

  •
  a person with a "functional currency" other than the U.S. dollar,

  •
  beneficially or constructively holding a 10% or more (by vote or value) beneficial interest in us,

  •
  a U.S. expatriate, or

  •
  otherwise subject to special tax treatment under the Internal Revenue Code;

  •
  this summary does not address state, local or non-U.S. tax considerations;

  •
  this summary deals only with investors that hold our common shares as a "capital asset," within the meaning of Section 1221 of the Internal Revenue Code; and

  •
  this discussion is not intended to be, and should not be construed as, tax advice.

        The information in this section is based on the Internal Revenue Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, or the IRS, and court decisions. The reference to the IRS interpretations and practices includes the IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury Regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. Even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged. The discussion below is based in part upon recently enacted legislation. As with all new legislation, there is some uncertainty as to the application of several provisions included in therein. In addition, some provisions of this law require the IRS to issue certain substantive and procedural guidance that has not yet been issued. We cannot provide any assurance that administrative guidance issued after the date hereof will be consistent with our expectations or interpretations of the matters discussed herein.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the impact of your personal tax situation on the anticipated tax consequences of the ownership and sale of our common shares. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our common shares and potential changes in applicable tax laws, or any judicial or administrative interpretations thereof.

Taxation of the Company as a REIT

         General.    We intend to elect to be taxed, and to qualify, as a REIT effective for our taxable year ending December 31, 2008. We believe that we have been organized and intend to operate in such a manner as to permit us to qualify for taxation as a REIT. We expect to receive an opinion of Hogan & Hartson LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized, however, that the opinion of Hogan & Hartson LLP is based on various assumptions related to our organization and proposed operations, and is conditioned on representations and covenants made by us, CapitalSource and our manager regarding our organization, assets, sources of gross income, and other matters related to the conduct of our business operations.

        In addition, our continuing qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual (or, in some cases, quarterly) operating results, the various requirements under the Internal Revenue Code, as described in this discussion, with regard to, among other things, the sources of our gross income, the composition and values of our assets (which may not be susceptible to precise determination), our distribution levels, and the diversity of ownership of our shares. Hogan & Hartson LLP will not review our compliance with these requirements. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by either Hogan & Hartson LLP or us that we will satisfy such requirements. For a discussion of the tax consequences of the failure to qualify as a REIT, see "—Failure to Qualify as a REIT."

        The sections of the Internal Revenue Code and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Internal Revenue Code, provisions, rules and Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof.

        Regular domestic corporations (corporations that do not qualify as REITs or for other special classification under the Internal Revenue Code) generally are subject to federal corporate income taxation on their net taxable income, and shareholders of regular domestic corporations are subject to tax on dividends that they receive. In any taxable year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net taxable income that is distributed currently to our shareholders as dividends. Shareholders generally will be subject to taxation on dividends that they receive (other than dividends designated as "capital gain dividends" or "qualified dividend income") at rates applicable to ordinary income. Qualification for taxation as a

REIT enables the REIT and its shareholders to substantially eliminate the "double taxation" (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Currently, however, shareholders of regular domestic corporations and certain types of foreign corporations who are taxed at individual rates generally are taxed on dividends they receive at long-term capital gain rates, which are lower for individuals than ordinary income rates. In addition, shareholders of regular domestic corporations that are taxed at regular corporate rates receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Still, income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of federal income tax than if such income were earned by a regular domestic corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to tax either at long-term capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

        Although as a REIT we generally will not be subject to federal corporate income taxes on income that we distribute currently to shareholders, we will be subject to federal taxes as follows:

  (1)
  We will be taxed at regular corporate rates on any "REIT taxable income." REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

  (2)
  Under some circumstances, we (or our shareholders) may be subject to the "alternative minimum tax" due to our items of tax preference and alternative minimum tax adjustments;

  (3)
  If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying for the 75% REIT income test, this tax is not applicable. In general, in addition to certain other requirements, foreclosure property is property we acquire as a result of having bid in a foreclosure or through other legal means after there was a default on a lease of such property or on an indebtedness secured by such property;

  (4)
  Our net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business;

  (5)
  If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of the amount by which we fail either the 75% or the 95% gross income test, multiplied by a fraction intended to reflect our profitability;

  (6)
  We will be subject to a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was imposed, if the amount we distribute during a calendar year (plus excess distributions made in prior years) does not equal at least the sum of:
  •
  85% of our REIT ordinary income for the year,

  •
  95% of our REIT capital gain net income for the year, and

  •
  any undistributed taxable income from prior taxable years;

  (7)
  We may elect to retain and pay income tax on our net capital gain. In that case, a "U.S. shareholder" (as defined below) would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the U.S. shareholder in our common shares;

  (8)
  We will be subject to a 100% penalty tax on amounts received by us (or on certain expenses deducted by a TRS) if certain arrangements among us, our TRS, and/or any operators of ours, as further described below, are not comparable to similar arrangements among unrelated parties;

  (9)
  Under certain REIT savings provisions of the Internal Revenue Code, we may be subject to a tax if we fail specified asset tests;

  (10)
  If we fail to satisfy a requirement under the Internal Revenue Code which would result in the loss of our REIT status, other than a failure to satisfy a gross income test or an asset test described in paragraph 9 above, but nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be subject to a penalty of $50,000 for each such failure;

  (11)
  If we fail to comply with the requirement to send annual letters to our shareholders requesting information regarding the actual ownership of our common shares, and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty;

  (12)
  If we acquire any assets from a non-REIT "C" corporation in a carry-over basis transaction (including, for example, if we were to liquidate as a TRS), we would be liable for corporate income tax, at the highest applicable corporate rate for the "built-in gain" with respect to those assets if we disposed of those assets within 10 years after they were acquired. Built-in gain is the amount by which an asset's fair market value exceeds its adjusted tax basis at the time we acquire the asset. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT "C" corporation's interest in the partnership. For a discussion of the tax treatment of dividends paid by us that are attributable to any taxable built-in gains that we may recognize in the future, see "—Taxation of U.S. Shareholders—Distributions to Shareholders—Qualified Dividend Income."

Furthermore, notwithstanding our status as a REIT, (a) we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner as they are treated for federal income tax purposes, (b) our subsidiaries that are not subject to federal income tax may have to pay state and local income taxes because not all states and localities treat these entities in the same manner as they are treated for federal income tax purposes, and (c) we and our subsidiaries may have to pay certain foreign taxes to the extent that we own assets or conduct operations in foreign jurisdictions. Moreover, any TRS of ours will be subject to U.S. federal corporate income tax and all applicable non-U.S., state and local taxes on its net income and operations. We may also be subject to tax in situations not presently contemplated.

         Requirements for Qualification As a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association—

  (1)
  that is managed by one or more trustees or directors;

  (2)
  that issues transferable shares or transferable certificates to evidence its beneficial ownership;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

  (4)
  that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Internal Revenue Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding shares of which is owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

  (7)
  that makes an election to be taxed as a REIT, or has made such election for a previous taxable year which has not been revoked or terminated;

  (8)
  that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and the Treasury Regulations promulgated thereunder;

  (9)
  that has no earnings and profits from any non-REIT taxable year at the close of any taxable year; and

  (10)
  that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not need to be met for our first REIT year (currently expected to be the taxable year ending December 31, 2008). For purposes of determining the ownership of shares under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Internal Revenue Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6).

        We expect that, upon the initial public offering, we will have outstanding common shares with sufficient diversity of ownership to allow us to satisfy requirements (5) and (6). In addition, although it is not required by law or the REIT provisions of the Internal Revenue Code, many existing REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which prevent five or fewer individuals from owning, directly or indirectly, 50% or more, by value, of the outstanding shares of these entities. We have adopted ownership and transfer restrictions to assist us with our qualification as a REIT. See "Description of Our Shares of Beneficial Interest—Restrictions on Ownership and Transfer" above. These restrictions, however, may not ensure that we will in all cases be able to satisfy the share ownership requirements described above. Further, we will be treated as having met the requirements of (6) above, so long as we do not know, and upon the exercise of reasonable diligence would not have known, of ownership by shareholders in violation of this requirement, provided that we comply with Treasury Regulations that require us to send annual letters to our shareholders of record inquiring about the ownership of our shares. We intend to comply with the annual letters requirement and to regularly monitor securities filings by our significant shareholders. If we fail to satisfy such share ownership requirements and cannot avail ourselves of any statutory relief provisions, we will not qualify as a REIT. See "—Failure to Qualify as a REIT" below.

         Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary (including an entity which is treated as an association taxable as a corporation for federal income tax purposes) that is a "qualified REIT subsidiary," or QRS, the separate existence of that subsidiary is disregarded for federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the QRS will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A QRS will not itself be subject to federal corporate income taxation, although it may be subject to state and local taxation in some jurisdictions.

         Taxable REIT Subsidiaries.    A "taxable REIT subsidiary," or TRS, is an entity that is taxable as a regular corporation in which we directly or indirectly own stock and that elects jointly with us to be treated as a TRS under Section 856(l) of the Internal Revenue Code. A TRS also includes any entity that is taxable as a regular corporation in which the electing TRS owns, directly or indirectly, securities representing more than 35% of the vote or value of the entity. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, except in certain limited circumstances permitted by the Internal Revenue Code. The Internal Revenue Code defines a "healthcare facility" generally to mean a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients.

        Although a TRS may not operate or manage a health care facility, it may lease or own a "qualified health care property" so long as the property is operated by an "eligible independent contractor." A "qualified healthcare property" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real or personal property necessary or incidental to the use of any such facility. An "eligible independent contractor" is an independent contractor that, at the time a management agreement is entered into with a TRS to operate a "qualified health care property," is actively engaged in the trade or business of operating "qualified health care properties" for a person or persons unrelated to the TRS and the REIT. An operator will not qualify as an "eligible independent contractor" with regard to a TRS of a REIT if the operator and/or one or more actual or constructive owners of 10% or more of the operator actually or constructively own more than 35% of the REIT, or one or more actual or constructive owners of more than 35% of the operator own 35% or more of the REIT (determined with respect to a REIT whose stock is regularly traded on an established securities market by taking into account only the stock held by persons owning, directly or indirectly, more than 5% of the outstanding stock of the REIT and, if the stock of the eligible independent contractor is publicly-traded, 5% of the publicly-traded stock of the eligible independent contractor). Complex ownership attribution rules apply for purposes of making this determination. As described in "Business" above, our properties currently are leased directly to operators. However, we may enter into leases with our TRS in the future with respect to newly acquired properties or upon the expiration or earlier termination of our current leases if and to the extent that this arrangement would be consistent with our business strategy and regulatory requirements. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our qualification as a REIT.

        Unlike our QRSs, the income and assets of our TRSs are not attributed to us for purposes of the conditions that we must satisfy to maintain our REIT status. Accordingly, the separate existence of a TRS is not ignored for federal income tax purposes. Rather, for REIT asset and income testing purposes, we take into account our interest in a TRS's securities and the income and gain we derive therefrom. A TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders. A TRS can engage in activities or hold assets that could not be performed or held directly by the REIT or partnership subsidiaries of the REIT without affecting REIT compliance, such as providing certain services to tenants or others (other than in connection with the operation or management of a healthcare facility). However, certain restrictions will be imposed on our ability to own, and our dealings with, TRSs. These restrictions are intended to ensure that TRSs comprise a limited amount of our business (the securities of our TRSs cannot comprise more than 25% of our total assets) and that TRSs remain subject to an appropriate level of federal income taxation. These restrictions are discussed in detail under "—Requirements for Qualification As a REIT—Income Tests," "—Requirements for Qualification As a REIT—Asset Tests," and "—Requirements for Qualification As a REIT—Tax Aspects of Our Investments in Taxable REIT Subsidiaries" below.

         Income Tests.    To qualify as a REIT, we must satisfy two gross income tests, which are applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property and from some types of temporary investments. Income qualifying for the 75% gross income test generally includes:

  •
  rents from real property;

  •
  interest on debt secured by mortgages on real property or on interests in real property;

  •
  dividends or other distributions on, and gain from the sale of, shares in other REITs;

  •
  gain from the sale of real property or mortgages on real property, in either case, not held for sale to customers;

  •
  amounts received in consideration for entering into an agreement to make a loan secured by real property or on interests in real property, or to purchase or lease real property (including interests in real property and interests in mortgages in real property) other than amounts the determination of which depends in whole or in part on the income or profit of any person;

  •
  income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC's assets are real estate assets, in which case all of the income derived from the REMIC; and

  •
  income attributable to temporary investments of new capital in stocks and debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or issuance of debt obligations with at least a five-year term.

        Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (a) dividends, (b) interest, and (c) gain from the sale or disposition of stock and securities, in either case, not held for sale to customers.

        Our income for purposes of these tests includes our allocable share of all income earned by the entities in which we own an interest that are partnerships or disregarded entities for federal income tax purposes, and the subsidiaries of these entities that are partnerships or disregarded entities for federal income tax purposes. Our allocable share of the income from an entity that is treated as a partnership for federal income tax purposes is determined in accordance with our capital interest in that entity.

        For purposes of the 75% and 95% gross income tests, certain foreign currency income is disregarded for purposes of determining gross income.

         Rents from Real Property.    Substantially all of our portfolio is leased to commercial tenants either on a triple-net basis and/or as part of sale and leaseback transactions. Rents we receive under such transactions generally will qualify as "rents from real property" in satisfying the gross income for a REIT described above, provided that the following conditions are met:

  •
  First, the transaction underlying the real property must qualify as a "true lease" for federal income tax purposes. The determination of whether a lease is a true lease for federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:
  •
  the intent of the parties;

  •
  the form of the agreement;

  •
  the degree of control over the property that is retained by the property owner; and

  •
  the extent to which the property owner retains the risk of loss with respect to the property or the potential for economic gain with respect to the property.

  •
  Second, the amount of rent must not depend in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not fail to be treated as "rents from real property" solely by reason of being dependent on a fixed percentage or percentages of receipts or sales.

  •
  Third, rents we receive from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests. An exception applies to a related party that is a TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space. Amounts attributable to certain rental increases charged to a controlled TRS can fail to qualify even if the above conditions are met. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. However, a REIT can lease qualified healthcare properties to a TRS that is a related party for these purposes without causing the rents to be related party rents (and therefore not qualifying as "rents from real property") provided that the property is operated by an "eligible independent contractor."

  •
  Fourth, if rent attributable to personal property leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

  •
  Fifth, for rents to qualify as "rents from real property" for purposes of the gross income tests, we are only permitted to directly provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other service will be treated as "impermissible tenant service income" unless the service is provided through either an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or a TRS, subject to specified limitations. As described above, a TRS generally will not, however, be able to provide services which would constitute operation or management of a healthcare facility. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as "rents from real property," but the impermissible tenant service income itself will not qualify as "rents from real property."

        Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we do not intend to structure any leases of real property in a manner that would produce a significant amount non-qualifying income. In addition, we intend to monitor the activities at our properties to ensure that we do not provide services that will cause us to fail to meet the income tests.

         Hedging Transactions.    From time to time, we may enter into transactions to hedge against interest rate risks or value fluctuations. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, futures and forward contracts and other financial instruments. To the extent that we enter into a hedging transaction (A) in the normal course of our business primarily to manage the risk of interest rate changes, price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by us to acquire or carry real estate assets, or (B) primarily to manage risk of currency fluctuation with respect to items of income or gain qualifying under the 75% or 95% income tests, income and certain gain from the hedging transaction will be excluded from gross income solely for purposes of 75% and 95% income tests, provided, in each case, that we clearly and timely identify such hedging transaction in the manner required under the Internal Revenue Code and the Treasury Regulations promulgated thereunder. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

         Interest.    The term "interest," as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

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  an amount that is based on a fixed percentage or percentages of receipts or sales; and

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  an amount that depends in whole or in part on the income or profits of a debtor, to the extent such amount is attributable to qualified rents received by a debtor if the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property.

        If a loan contains a shared appreciation feature (generally, a provision that entitles us to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date), the income attributable to the shared appreciation feature will be treated as gain from the sale of the property that is securing the loan for purposes of the gross income tests and the prohibited transactions tax rules.

        Interest, original issue discount and market discount on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

        In the future, we may hold mezzanine loans that are secured by equity interests in an entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests (described below), and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue

Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. If the mezzanine loans that we hold do not meet all of the requirements for reliance on this safe harbor, there can be no assurance that the IRS will not challenge our characterization of such mezzanine loans.

         Qualified Temporary Investment Income.    For purposes of the gross income tests, temporary investment income generally constitutes qualifying income for purposes of the 75% gross income test if such income is earned as a result of investing new capital raised through the issuance of our shares or certain long-term debt obligations, in stock and debt obligations during the one-year period beginning on the date we receive the new capital.

         Income from Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property (including certain foreign currency-related income attributable to such foreclosure property), other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. In general, foreclosure property is any real property, including interests in real property, and any personal property incidental to such real property:

  •
  that we acquire as the result of having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

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  for which we acquired the related loan or lease at a time when the default was not imminent or anticipated; and

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  for which we make a proper election to treat the property as foreclosure property.

        Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted.

        Foreclosure property also includes certain qualified healthcare property acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). In general, we may operate a qualified healthcare facility acquired in this manner through, and in certain circumstances may derive income from, an independent contractor for a grace period of two years (or up to six years if extensions are granted). For purposes of this rule, a "qualified healthcare property" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real or personal property necessary or incidental to the use of any such facility. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

  •
  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which we conduct, other than through an independent contractor from whom the REIT itself does not derive or receive any income. Income that we derive from an independent contractor with respect to a qualified healthcare facility is disregarded if such income is derived pursuant to a lease in effect at the time we acquire the facility, through renewal of such a lease according to its terms, or through a lease entered into on substantially similar terms.

        We cannot predict whether, in the future, our income from foreclosure property will be significant or whether we could be required to pay a significant amount of tax on that income.

         Failure to Satisfy the Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests was due to reasonable cause and not due to willful neglect, and following identification of the failure, we file with the IRS a schedule describing each item of our gross income.

        It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If, for example, we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If we fail to satisfy the 75% or 95% gross income test and these relief provisions do not apply, we will fail to qualify as a REIT. Even if these relief provisions were to apply, we would be subject to a penalty tax based on the amount of our non-qualifying income.

         Asset Tests.    At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets, as follows:

  (1)
  At least 75% of the value of our total assets must be represented by "real estate assets," cash, cash items, and government securities. Real estate assets include debt instruments secured by mortgages on real property, shares of other REITs, and stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt;

  (2)
  Not more than 25% of our total assets may be represented by securities, other than those described in (1) above;

  (3)
  Except for securities described in (1) above and securities in TRSs, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets;

  (4)
  Except for securities described in (1) above and securities in TRSs, we may not own more than 10% of any one issuer's outstanding voting securities;

  (5)
  Except for securities described in (1) above, securities in TRSs, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer; and

  (6)
  Not more than 25% of the value of our total assets may be represented by the securities of one or more TRSs.

        Our assets for purposes of the asset tests include our allocable share of all assets held by the entities in which we own an interest that are partnerships or disregarded entities for federal income tax purposes, and the subsidiaries of these entities that are partnerships or disregarded entities for federal income tax purposes, and generally do not include the equity interests in these entities. For purposes of the asset tests other than the 10% value test, an allocable share of the assets of an entity that is treated as a partnership for federal income tax purposes is determined in accordance with the capital interests in that entity. For purposes of the 10% value test only, our allocable share of the assets of an entity that is treated as a partnership for federal income tax purposes is determined in accordance with our proportionate ownership of the equity interests in such entity and certain other securities issued by such entity.

        For purposes of the asset tests, a regular or residual interest in a REMIC generally is treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning directly our proportionate share of the assets of the REMIC.

        Whether a mezzanine loan secured by equity interests in an entity that directly or indirectly owns real property, rather than a direct mortgage on a real property, will constitute a qualifying real estate asset will depend on the facts and circumstances. Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated as a real estate asset for purposes of the REIT asset tests. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, the mezzanine loans that we originate or acquire may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the treatment of the mezzanine loans as qualifying real estate assets for the REIT asset test purposes.

        Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, the Internal Revenue Code specifically provides that the following types of debt will not be taken into account as securities we own for purposes of the 10% value test: (1) securities that meet the "straight debt" safe harbor, as discussed below; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Internal Revenue Code (generally, obligations to pay rent after the close of the taxable year, other than such agreements with related party operators); (5) securities issued by other REITs; (6) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (7) any other arrangement as determined by the IRS.

        In addition, for purposes of the 10% value test only, to the extent we hold debt securities that are not described in the preceding paragraph, (a) any such debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test, and (b) any such debt instrument that is issued by any partnership, to the extent of our interest as a partner in the partnership, are not considered securities.

        Debt will meet the "straight debt" safe harbor if (1) neither we, nor any of our controlled TRSs, own any securities not described in the preceding paragraph that have an aggregate value greater than 1% of the issuer's outstanding securities, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion or similar factors. However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a "straight debt" security if either (a) such contingency does not have the effect of changing the effective yield of maturity, as determined under the Internal Revenue Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (b)(i) neither the aggregate issue price nor the aggregate face amount of the issuer's debt instruments held by the REIT exceeds $1,000,000 and (ii) not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as "straight debt" solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

        With respect to each issuer of securities we currently own or expect to own that does not qualify as a REIT, a QRS or a TRS, we believe the value of the securities of such issuer (including unsecured debt but excluding any equity interest if such issuer is a partnership) that we own or we expect to own does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities test and the 10% value test (taking into account the considerations described above). With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

        After initially meeting the asset tests for our first calendar quarter as a REIT, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, or the acquisition of non-qualifying assets during the quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter.

        Furthermore, the failure to satisfy certain asset tests can be remedied even after the 30-day cure period. If the total value of the assets that caused a failure of the 5% test, the 10% voting securities test or the 10% value test does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, we can cure the failure by disposing of sufficient assets to cure the violation within six months following the last day of the quarter in which we first identify the failure of the asset test. For a violation of any of the 5% test, the 10% voting securities test, or the 10% value test attributable to the ownership of assets the total value of which exceeds the amount described in the preceding sentence, or for any violation of any of the 75%, the 25% asset test, and the 25% TRS asset test, we can avoid disqualification as a REIT if the violation is due to reasonable cause, and we dispose of an amount of assets sufficient to cure such violation within the six-month period described in the preceding sentence. In such a case, we must also pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and file in accordance with applicable Treasury Regulations a schedule with the IRS that describes the assets. The applicable Treasury Regulations are yet to be issued. Thus, it is not possible to state with precision under what circumstances we would be entitled to the benefit of these provisions.

        We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within the applicable time period after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within the applicable time period, we could fail to qualify as a REIT.

         Annual Distribution Requirements.    To qualify as a REIT, we generally must make distributions (other than capital gain dividends) to our shareholders in an amount at least equal to:

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  the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of our net income after tax, if any, from foreclosure property, minus

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  the sum of certain items of non-cash income.

        Dividend distributions must generally be made during the taxable year to which they relate. Dividend distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay it on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which it was declared. Second, distributions may be made in the following year if they are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. To the extent that we do not distribute as a dividend all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gain or ordinary corporate tax rates, as the case may be.

        Furthermore, we will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed as dividends and amounts retained for which federal income tax was paid if we fail to distribute by the end of a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods.

        We may elect to retain rather than distribute all or a portion of our net capital gain and pay the tax on the gain. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gain in income as long-term capital gain and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

        We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. This may be due to differences in timing between the actual receipt of income and the actual payment of deductible expenses and the inclusion of that income and the deduction of those expenses in determining our REIT taxable income. Among other situations, this may occur if a lease of our property is subject to the provisions of Section 467 of the Internal Revenue Code. Although some non-cash income may be excluded in determining the annual distribution requirement, we will incur corporate income tax and we also may be required to pay the 4% excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

        Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

         Sale/Leaseback Transactions.    As described above, a substantial portion of our portfolio includes properties which we acquired in connection with sale and leaseback transactions. Depending on the economic terms of the transaction, we will be treated for federal income tax purposes as either the owner of the property that has leased the property to a tenant or the holder of debt secured by the property. The IRS may take the position that specific sale/leaseback transactions that we have treated as a sale and lease to the seller should be treated as a financing. Questions of whether we are the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. See "—Rents from Real Property." If a sale/leaseback transaction that we characterized in one way was then recharacterized by the IRS, this could affect our ability to satisfy the REIT income and asset tests and the REIT distribution requirement for the years for which a sale/leaseback transaction were recharacterized. Therefore, such a recharacterization could cause us to fail to qualify as a REIT. See "—Failure to Qualify as a REIT" below. Moreover, it is possible that some of our sale-leaseback activity with tax-exempt operators may subject us to certain deduction deferral rules under Sections 168(h) and 470 of the Internal Revenue Code. If these rules were to apply, we may have higher taxable income than we would otherwise have if our operators were not tax-exempt entities (and possibly, as a result, higher income than anticipated) and, accordingly, if the amount of any resulting deferral were significant, we may not be able to make cash distributions to shareholders in an amount sufficient to eliminate all of our taxable income or meet the REIT distribution requirements.

         Recordkeeping Requirements.    We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary penalties.

         Failure to Qualify as a REIT.    If we do not comply with one or more of the conditions required for qualification as a REIT (other than the asset tests and the income tests that have the specific savings clauses discussed above in "—Requirements for Qualification As a REIT—Asset Tests" and "—Requirements for Qualification As a REIT—Income Tests"), we can avoid disqualification of our REIT status by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect. If we fail to qualify for taxation as a REIT in any taxable year and the statutory relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be required and, if made, will not be deductible by us. As a result, our failure to qualify as a REIT would significantly reduce both the cash available for distribution by us to our shareholders and our earnings. In addition, all of our distributions to our shareholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that shareholders taxed as individuals currently would be taxed on those dividends at long-term capital gain rates and corporate shareholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief.

         Prohibited Transactions Tax.    Any gain (including certain foreign currency-related income) realized by us on the sale, which may include taxable disposition of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business, including our share of this type of gain realized by any partnership or limited liability company that is treated as a partnership for income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Any income from a prohibited transaction is excluded from gross income solely for purposes of the gross income tests. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. However, we will not be treated as a dealer in real property for the purpose of the 100% tax if (i) we have held the property for at least two years for the production of rental income, (ii) we capitalized expenditures on the property in the two years preceding sale that are less than 30% of the net selling price of the property, and (iii) we (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (I) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (II) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year and (III) in the case of either (I) or (II), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. For purposes of the seven sale limitation, the sale of more than one property to one buyer as part of one transaction constitutes one sale.

Tax Aspects of Our Investments in Partnerships and Limited Liability Companies Generally

         General.    We have an interest in one or more partnerships or limited liability companies that may involve special tax considerations. These tax considerations include the following:

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  the status of each subsidiary partnership and limited liability company as a partnership or an entity that is disregarded for federal income tax purposes (as opposed to an association taxable as a corporation) for federal income tax purposes;

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  the taking of actions by any of the subsidiary partnerships or limited liability companies that could adversely affect our qualification as a REIT; and

  •
  the allocations of income and expense items of the subsidiary partnerships or limited liability companies, which could affect the computation of our taxable income.

         Tax Status Subsidiary Partnerships and Limited Liability Companies.    We believe that our subsidiary partnerships and limited liability companies, other than any limited liability companies that have made an election to be treated as a corporation for federal income tax purposes and that have also made an election to be treated as a taxable REIT subsidiary of ours, will be treated for federal income tax purposes as partnerships or entities disregarded from their owners (and not as associations taxable as corporations). If one or more of these subsidiary partnerships or limited liability companies were to be treated as a corporation, it would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change, which could preclude us from satisfying the asset tests and possibly the income tests, and in turn prevent us from qualifying as a REIT.

Tax Aspects of Our Ownership of Interests in the Partnerships and Limited Liability Companies

         General.    We hold substantially all of our investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as disregarded entities (or, in some cases, partnerships) for federal income tax purposes. In general, entities that are classified as partnerships or as disregarded entities for federal income tax purposes are "pass-through" entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are required to include these items in calculating their U.S. federal income tax liability, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our pro rata share of the foregoing items for purposes of the various REIT income and asset tests based on our capital interest in such entity, but the actual computation of our REIT taxable income will be based on our distributive share of such items determined under the applicable partnership or limited liability company agreement or under the applicable provisions of the Internal Revenue Code and the Treasury Regulations thereunder. In addition, to the extent we enter into joint ventures with third parties who contribute properties to such joint ventures on a tax-deferred basis, the allocation of the items of income, gain, loss, deduction and credit may be different from our pro-rata ownership of the joint ventures' capital.

         Entity Classification.    Our interests in subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of one or more of these entities as a partnership or disregarded entity, and assert that such entity is an association taxable as a corporation for federal income tax purposes. Generally, a partnership or a limited liability company will be treated as a partnership or disregarded as an entity separate from its owner for federal income tax purposes, depending on the number of owners. However, under certain circumstances, a partnership or a limited liability company may nonetheless be treated as an association taxable as a corporation for federal income tax purposes. In particular, a partnership or a limited liability company may be treated as such association if it meets requirements for a "publicly traded partnership" for federal income tax purposes based on the ownership diversification and transferability of its equity interests. Alternately, a partnership or a limited liability company may affirmatively make an election to be treated as an association taxable as a corporation for federal income tax purposes. As described above, if a subsidiary partnership or limited liability company, were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. Furthermore, in this situation, the character of our assets and items of gross income could change and preclude us from satisfying the REIT asset tests and possibly the REIT income tests. See "—Taxation of the Company as a REIT—Asset Tests" and "—Income Tests." This, in turn, would prevent us from qualifying as a REIT. See "Taxation of the Company as a REIT—Failure to Qualify as a REIT" for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in a subsidiary partnership's or limited liability company's status as a partnership for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related receipt of cash.

Tax Aspects of Our Investments in Taxable REIT Subsidiaries

        To the extent that we and a corporation make an election to treat such corporation as our TRS, such corporation will not qualify as a REIT and therefore will pay federal, state and local income taxes on its net income at normal corporate rates. To the extent that a TRS of ours pays such taxes, the cash available for distribution to shareholders will be reduced accordingly. However, to the extent that our TRS pays dividends to us in a particular calendar year, dividends received by our shareholders during that year attributable to those distributions will be eligible to be subject to taxation at reduced capital gain rates, rather than at ordinary income rates. See "—Taxation of U.S. Shareholders—Distributions to Shareholders—Qualified Dividend Income." We may form a TRS to hold a portion of our participation in the Genesis mezzanine loan.

        Certain restrictions are imposed on a TRS to ensure that such entities will be subject to an appropriate level of federal income taxation. For example, our TRS may not deduct interest payments made in any year to us to the extent that such payments exceed, generally, 50% of its adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that later year). In addition, any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our TRSs to any of our operators, and redetermined deductions and excess interest represent amounts that are deducted by a TRS for payments to us that are in excess of the amounts that would have been deducted based on arm's length negotiations. Rents we receive will not constitute redetermined rents if they qualify for any of the safe harbor provisions contained in the Internal Revenue Code.

        To the extent that we use a TRS of ours to provide services with respect to our investments or financing to our operators, we anticipate that any fees paid to the TRS for operator services will reflect arm's length rates. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion and we did not satisfy any of the safe harbor provisions described above, we could be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

        Our ownership of the securities of TRSs is subject to certain asset tests. These tests restrict the ability of our TRSs to increase the size of their businesses unless the value of our assets increases at a commensurate rate. See "—Requirements for Qualification As a REIT—Asset Tests" above.

Taxation of Holders of Our Common Shares

        As used in the remainder of this discussion, the term "U.S. shareholder" means a beneficial owner of our common shares described in this discussion that is for United States federal income tax purposes:

  (1)
  a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

  (2)
  a corporation or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

  (3)
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  (4)
  in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or a trust that was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person.

        In the case of a partnership that holds our common shares, the treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. A "non-U.S. shareholder" is a holder, including any partner in a partnership that holds our common shares, that is not a U.S. shareholder.

Taxation of U.S. Shareholders

Distributions to Shareholders

         General.    As long as we qualify as a REIT, distributions made to taxable U.S. shareholders of our shares out of current or accumulated earnings and profits that are not designated as capital gain dividends or as qualified dividend income will be taken into account by them as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, if we issue preferred shares, our earnings and profits will be allocated first to distributions with respect to the preferred shares and then to the common shares. Corporate shareholders will generally not be eligible for the dividends received deduction with respect to these distributions.

        Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted basis of the shareholder's shares. Rather, such distributions will reduce the adjusted basis of such shares. To the extent that distributions exceed the adjusted basis of a U.S. shareholder's shares, the distributions will be taxable as capital gain, assuming the shares are a capital asset in the hands of the U.S. shareholder.

        Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay it on or before January 31 of the following year, we will be treated as having paid the portion of the distribution that is treated as a dividend for federal income tax purposes, and the shareholder will be treated as having received such amount, on December 31 of the year in which the dividend was declared.

         Capital Gain Dividends.    We may elect to designate distributions attributable to our net capital gain as "capital gain dividends." Capital gain dividends are taxed to U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the shareholders have held their shares. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

        Instead of paying capital gain dividends, we may elect to require shareholders to include our undistributed net capital gain in their income. If we make such an election, U.S. shareholders (a) will include in their income as long-term capital gain their proportionate share of such undistributed capital gain and (b) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gain and thereby receive a credit or refund for such amount. A U.S. shareholder will increase its basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

        With respect to U.S. shareholders of our shares who are taxed at the rates applicable to individuals, we must classify portions of our designated capital gain dividends into the following categories:

  •
  a 15% gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or

  •
  an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

        We must determine the maximum amounts that we may designate as 15% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code, as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

        Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

         Qualified Dividend Income.    A portion of distributions out of our current or accumulated earnings and profits may constitute "qualified dividend income" to the extent that such amount is attributable to amounts described in (a) through (c) below, and we properly designate it as "qualified dividend income." Qualified dividend income is taxable to non-corporate U.S. shareholders at long-term capital gain rates, provided that the shareholder has held the common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common shares became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

  (a)
  the qualified dividend income received by us during such taxable year from regular corporations (including our TRSs);

  (b)
  the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

  (c)
  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a regular corporation over the federal income tax paid by us with respect to such built-in gain.

        Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a "qualified foreign corporation" and specified holding period requirements and other requirements are met. A foreign corporation (generally excluding a "passive foreign investment company") will be a qualified foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the shares of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

        If we designate any portion of a dividend as a capital gain dividend or as qualified dividend income, the amount that will be taxable to the shareholder as capital gain or as qualified dividend income will be indicated to U.S. shareholders on IRS Form 1099-DIV.

         Other Tax Considerations.    Distributions made by us with respect to our common shares and gain arising from the sale or exchange of our common shares by a U.S. shareholder will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends, capital gain from the disposition of our common shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gain will be taxed at ordinary income tax rates. We will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. The operating or capital losses will be carried over by us for potential offset against our future income, subject to applicable limitations. For purposes of computing liability for alternative minimum tax, certain of our alternative minimum tax adjustments will be treated as alternative minimum tax adjustments of our shareholders in the ratio that our distributions bear to our taxable income (determined without regard to the deduction for dividends paid). Amounts treated as alternative minimum tax adjustments of our shareholders are deemed to be derived by the shareholders proportionately from each such alternative minimum tax adjustment of us and are taken into account by the shareholders in computing their alternative minimum taxable income for the taxable year to which the dividends are attributable.

Sale of Our Common Shares

        Upon any taxable sale or other disposition of our common shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between:

  •
  the amount of cash and the fair market value of any property received on such disposition; and

  •
  the U.S. shareholder's adjusted tax basis in such common shares for federal income tax purposes.

        Gain or loss will be capital gain or loss if the common shares have been held by the U.S. shareholder as capital assets. The applicable tax rate will depend on the holder's holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder's tax bracket. A U.S. shareholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate, which is currently 15%. The IRS has the authority to prescribe, but has not yet prescribed, Treasury Regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of our common shares that would correspond to the REIT's "unrecaptured Section 1250 gain."

U.S. shareholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

        In general, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent that the U.S. shareholder previously received distributions from us that were required to be treated by such U.S. shareholder as long-term capital gain.

Taxation of Non-U.S. Shareholders

         Distributions.    Distributions with respect to our common shares by us to a non-U.S. shareholder generally will be treated as ordinary dividends to the extent that they are made out of our current or accumulated earnings and profits unless (a) the dividend is designated as a capital gain dividend and is not attributable to the disposition of a U.S. real property interest or (b) the dividend is attributable to the disposition of a U.S. real property interest and either (i) our common shares are not regularly traded on an established securities market located in the United States, or (ii) the non-U.S. shareholder owns more than 5% of the class of our common shares with regard to which the distribution is paid at any time during one-year period ending on the date of the distribution. Ordinary dividends generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business generally will not be subject to the withholding tax and instead will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in a manner similar to the taxation of U.S. shareholders with respect to these dividends, and may be subject to any applicable alternative minimum tax. Applicable certification and disclosure requirements must be satisfied for dividends to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. income tax at the rate of 30% on any distributions, not designated as (or otherwise deemed to be) capital gain dividends, made to a non-U.S. shareholder unless:

  •
  a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate; or

  •
  the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. shareholder in its common shares will reduce the non-U.S. shareholder's adjusted basis in its common shares and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. shareholder in its common shares will be treated as gain from the sale of its common shares, the tax treatment of which is described below. See "—Taxation of Non-U.S. Shareholders—Sale of Our Common Shares."

        We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder's U.S. tax liability with respect to the distributions is less than the amount withheld.

        Distributions to a non-U.S. shareholder that are designated by us as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless:

  •
  such distribution is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to tax on a net basis in a manner similar to the taxation of U.S. shareholders with respect to such gain, except that a holder that is a foreign corporation may also be subject to the additional 30% branch profits tax, as discussed above; or

  •
  the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

        In addition, distributions attributable to gain from sales or exchanges by us of U.S. real property interests that are made with respect to a class of shares that is not regularly traded on an established securities market located in the United States or that are paid to a non-U.S. shareholder who owns, at any time during the one year period ending on the date of the distribution, more than 5% of the class of shares with regard to which the distribution is paid will be taxed under the Foreign Investment in Real Property Tax Act, or "FIRPTA." For a non-U.S. shareholder that is not subject to FIRPTA tax with respect to a capital gain dividend because the non-U.S. shareholder owns 5% or less of our common shares during the relevant period, the dividend will be treated as an ordinary dividend for U.S. federal income tax and withholding purposes. As a general matter, our investments in real estate will be considered U.S. real property interests, and amounts we distribute to our non-U.S. shareholders attributable to the gain from the sale or other disposition by us of such assets would be subject to FIRPTA.

        A non-U.S. shareholder receiving a distribution subject to FIRPTA will be treated as recognizing gain that is income effectively connected with a U.S. trade or business and taxed in the manner described above. We will be required to withhold and remit to the IRS 35% (or such lower amount that may be provided for in Treasury Regulations) of any distribution to non-U.S. shareholders that is either designated as a capital gain dividend, or, if greater, 35% (or such lower amount that may be provided for in Treasury Regulations) of a distribution that could have been designated as a capital gain dividend, whether or not such distribution is attributable to the sale of a U.S. real property interest. Distributions can be designated as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder's U.S. federal income tax liability.

         Undistributed Capital Gain.    Although the law is not entirely clear on the matter, it appears that amounts which we designate as undistributed capital gains in respect of our shares held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. shareholder and generally to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed the non-U.S. shareholder's actual U.S. federal income tax liability on such long term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax adviser regarding the taxation of such undistributed capital gain.

         Sale of Our Common Shares.    Gain recognized by a non-U.S. shareholder upon the sale or exchange of our common shares generally would not be subject to U.S. taxation unless:

  •
  the investment in our common shares is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to tax on a net basis in a manner similar to the taxation of U.S. shareholders with respect to any gain;

  •
  the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a tax home in the United States or certain other conditions exist, in which case any gain from the sale or exchange of our common shares will be included in determining the individual's net capital gain from U.S. sources for the taxable year, subject to a 30% withholding tax; or

  •
  the common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

        Our common shares will not constitute a U.S. real property interest if we are not a USRPHC at any time during the applicable testing period. The applicable testing period is the shorter of (a) the period during which the non-U.S. Shareholder is treated as having acquired the interest being disposed or (b) the 5-year period ending on the date of such disposition. Given the expected nature of our investments, we believe that we will be a USRPHC.

        Assuming that we are a USRPHC, our common shares will not constitute a U.S. real property interest if we are a "domestically-controlled qualified investment entity." We will be a domestically-controlled qualified investment entity if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by non-U.S. shareholders. We believe that upon the initial public offering we will be a domestically controlled qualified investment entity, but we cannot offer any assurance that we will be domestically controlled during the testing period that may be applicable to you when you sell our common shares.

        If we were a USRPHC and did not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. shareholder sells our shares, gain arising from the sale still would not be subject to FIRPTA tax if:

  •
  our common shares are considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE; and

  •
  the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding common shares being sold throughout the shorter of the period during which the non-U.S. shareholder held the shares or the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of our common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file U.S. federal income tax returns and would be subject to regular U.S. income tax with respect to any gain on a net basis in a manner similar to the taxation of a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Taxation of Tax-Exempt Holders

        Provided that a tax-exempt holder has not held our common shares as "debt financed property" within the meaning of the Internal Revenue Code, or has otherwise held or used them in a trade or business, generally, the dividend and interest income from us will not be unrelated business taxable income, or UBTI, to a tax-exempt holder. Similarly, income from the sale of a common share will not constitute UBTI unless the tax-exempt holder has held its security as debt financed property within the meaning of the Internal Revenue Code or has held or used the common share in a trade or business.

Under recently published IRS guidance, the IRS has taken the position that charitable remainder trusts will not fail to qualify as charitable remainder trusts solely as a result of being allocated excess inclusion income in respect of their interest as shareholders of a REIT. If you are a charitable remainder trust, you should consult with your tax advisor regarding the consequences to you of owning shares in a REIT that will allocate excess inclusion income to you.

        Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common shares will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax exempt holders should consult their own tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" are treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "pension trusts."

        A REIT is a "pension held REIT" if it meets the following two tests:

  (1)
  it would not have qualified as a REIT but for Section 856(h)(3) of the Internal Revenue Code, which provides that shares owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

  (2)
  either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT's shares, collectively owns more than 50% of the value of the REIT's shares.

        The percentage of any REIT dividend from a "pension held REIT" that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a "pension held REIT" (for example, if the REIT is able to satisfy the "not closely held requirement" without relying on the "look through" exception with respect to pension trusts). Based on the current estimated ownership of our common shares, and as a result of certain limitations on transfer and ownership of our shares contained in our Declaration of Trust, we do not expect to be classified as a "pension held REIT."

Backup Withholding Tax and Information Reporting

         U.S. Shareholders.    In general, information-reporting requirements will apply to distributions with respect to, and the proceeds of the sale of, our common shares discussed herein to some holders, unless an exception applies.

        The payor is required to backup withhold tax on such payments (currently at the rate of 28%) if (a) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (b) the IRS notifies the payor that the TIN furnished by the payee is incorrect.

        In addition, a payor of dividends or interest on our common shares discussed herein will be required to backup withhold tax if (a) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or (b) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

        Some U.S. shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. shareholder will be allowed as a credit against the holder's U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

        The payor will be required to furnish annually to the IRS and to holders of our common shares information relating to the amount of dividends and interest paid on our common shares, and that information reporting may also apply to payments of proceeds from the sale of our common shares. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

         Non-U.S. Shareholders.    Generally, information reporting and backup withholding requirements described above for a U.S. shareholder will apply to a non-U.S. shareholder with respect to distributions on, or the proceeds from the sale of, our common shares.

        The proceeds of a disposition by a non-U.S. shareholder of shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting (but not the backup withholding) generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker. Generally, backup withholding does not apply in such a case.

        Generally, non-U.S. shareholders will satisfy the information reporting requirement by providing a proper IRS withholding certificate (such as the Form W-8BEN). In the absence of a proper withholding certificate, applicable Treasury Regulations provide presumptions regarding the status of holders of our common shares when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. shareholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under applicable income tax treaty. Any payment subject to a withholding tax will not be again subject to any backup withholding. Because the application of these Treasury Regulations varies depending on the holder's particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Sunset of Tax Provisions

        Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that, for taxable years beginning after December 31, 2010, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gain of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gain rate to qualified dividend income, and certain other tax rate provisions. The impact of this reversion is not discussed herein. Consequently, prospective holders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common shares discussed herein.

State and Local Taxes

        We and the holders of our common shares may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of the holders of our common shares may not conform to the federal income tax treatment discussed above. Prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

Tax Shelter Reporting

        If a holder of our common shares recognizes a loss as a result of a transaction with respect to our common shares of at least (i) $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, for a holder that is an individual, S corporation, trust, or a partnership with at least one noncorporate partner, or (ii) $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, for a holder that is either a corporation or a partnership with only corporate partners, such holder may be required to file a disclosure statement with the IRS on Form 8886. Direct holders of portfolio securities are in many cases exempt from this reporting requirement, but holders of REIT securities currently are not excepted. The fact that a loss is reportable under these Treasury Regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these Treasury Regulations in light of their individual circumstances.

 UNDERWRITING

        CapitalSource is offering the common shares described in this prospectus through a number of underwriters. Banc of America Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters. We and CapitalSource have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, CapitalSource has agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of common shares listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from CapitalSource.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $            per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common shares are offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common shares by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

         Option to Purchase Additional Shares.    CapitalSource has granted the underwriters an option to purchase up to            additional common shares at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from CapitalSource in approximately the same proportion as it purchased the shares shown in the table above. CapitalSource will pay the expenses associated with the exercise of this option.

         Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by CapitalSource. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        CapitalSource will pay for the expenses of this offering, including underwriting discounts and commissions.

Paid by CapitalSource
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

         Listing.    We intend to apply to list our common shares on the NYSE, subject to notice of issuance, under the symbol "CHR." In order to meet one of the requirements for listing our common shares on the NYSE, the underwriters have undertaken to sell 100 or more common shares to a minimum of 2,000 beneficial holders.

         Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilizing transactions may include making short sales of our common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares from CapitalSource or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

         Discretionary Accounts.    The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the common shares being offered.

         IPO Pricing.    Prior to this offering, there has been no public market for our common shares. The initial public offering price will be negotiated between CapitalSource and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

         Lock-up Agreements.    We, our manager, CapitalSource, and each of our trustees and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new common shares, and those holders of common shares and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common shares or securities convertible into or exchangeable for common shares, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, subject to certain exceptions, we have also agreed not to file any registration statement for, and our manager, CapitalSource and each of our trustees and executive officers have agreed not to make any demand for, or exercise any right of, the registration of, any common shares or any securities convertible into or exercisable or exchangeable for common shares without the prior written consent of the representatives.

         Indemnification.    We, our manager and CapitalSource will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we, our manager and CapitalSource are unable to provide this indemnification, we, our manager and CapitalSource will contribute to payments the underwriters may be required to make in respect of those liabilities.

         Selling Restrictions.    Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers securities or has in its possession or distributes the prospectus or any such material.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except an offer to the public in that Relevant

Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

        In addition:

  •
  an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        The offering of the common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, the common shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the common shares or distribution of copies of the prospectus or any other document relating to the common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing the common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

        The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive, the provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

         Online Offering.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

         Conflicts/Affiliates.    Affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC serve as lenders under CapitalSource's $1,070,000,000 revolving credit facility due 2009 and other of CapitalSource's outstanding indebtedness. In addition, Citigroup Global Markets Inc. served as joint lead manager and Banc of America Securities LLC served as co-manager in CapitalSource's June 2008 common stock offering and Citigroup Global Markets Inc. served as joint bookrunning manager for CapitalSource's July 2007 Senior Subordinated Convertible Notes offering. Citigroup Global Markets Inc. also provided advisory services to CapitalSource in connection with an acquisition that closed in July 2008. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us, CapitalSource and our respective affiliates for which services they have received, and may in the future receive, customary fees.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon by Hogan & Hartson LLP. In addition, Hogan & Hartson LLP will pass upon certain federal income tax matters. Skadden, Arps, Slate, Meagher & Flom LLP is counsel for the underwriters in connection with this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our balance sheet at May 30, 2008, as set forth in their report. We've included our balance sheet in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the combined financial statements and schedule of CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) at December 31, 2007 and 2006, and for each of the two years in the period ended December 31, 2007, as set forth in their report. We've included the financial statements and schedule of CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the common shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC's website at www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports and proxy statements and will make available to our shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

 INDEX TO FINANCIAL STATEMENTS

CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.)
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2007 and 2006	F-3
Combined Statements of Operations for the years ended December 31, 2007 and 2006	F-4
Combined Statements of Member's Equity for the years ended December 31, 2007 and 2006	F-5
Combined Statements of Cash Flows for the years ended December 31, 2007 and 2006	F-6
Notes to Combined Financial Statements	F-7
Schedule III—Real Estate and Accumulated Depreciation	F-27
Combined Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-31
Combined Statements of Operations (unaudited) for the three months ended March 31, 2008 and 2007	F-32
Combined Statements of Member's Equity (unaudited) for the three months ended March 31, 2008	F-33
Combined Statements of Cash Flows (unaudited) for the three months ended March 31, 2008 and 2007	F-34
Notes to the Unaudited Combined Financial Statements	F-35
CapitalSource Healthcare REIT
Report of Independent Registered Public Accounting Firm	F-42
Balance Sheet as of May 30, 2008	F-43
Notes to Balance Sheet	F-44

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

        We have audited the accompanying combined balance sheets of CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) as of December 31, 2007 and 2006, and the related combined statements of operations, member's equity and cash flows for each of the two years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) at December 31, 2007 and 2006, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young
McLean, Virginia August 5, 2008

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Balance Sheets

	December 31,
	2007	2006
	($ in thousands)
ASSETS
Real estate investments:
Buildings and improvements	$900,417	$608,963
Land	106,620	89,140
Furniture and equipment	51,545	34,395
Less accumulated depreciation	(43,370)	(11,464)

Real estate investment, net	1,015,212	721,034
Loan, net	150,894	—
Cash and cash equivalents	16,088	6,508
Restricted cash	23,738	12,881
Deposits	13,758	6,435
Deferred financing fees, net	3,824	4,294
Intangible lease assets, net	21,351	27,584
Straight-line rent receivable	11,680	4,012
Receivables and other assets, net	2,470	1,077

Total assets	$1,259,015	$783,825

LIABILITIES, NONCONTROLLING INTERESTS AND MEMBER'S EQUITY
Liabilities:
Mortgage debt	$341,086	$299,769
Related party debt	247,743	106,660
Term debt	20,000	20,000
Lease obligations, net	51,918	26,816
Other liabilities	30,910	16,231

Total liabilities	691,657	469,476
Noncontrolling interests	44,808	56,342
Member's equity	522,550	258,007

Total liabilities, noncontrolling interests and member's equity	$1,259,015	$783,825

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Statements of Operations

	Year Ended December 31,
	2007	2006
	($ in thousands)
Revenues:
Operating lease income	$95,191	$30,380
Interest and fee income	10,805	194

Total revenues	105,996	30,574
Expenses:
Interest expense	46,262	13,373
Depreciation	31,955	11,464
General and administrative	10,460	3,809
Loss on impairment of assets	1,225	—
Loss on debt extinguishment	—	2,497

Total expenses	89,902	31,143
Income (loss) before gain on sale of real estate and noncontrolling interests expense	16,094	(569)
Gain on sale of real estate	156	—
Noncontrolling interests expense	(4,951)	(4,711)

Net income (loss)	$11,299	$(5,280)

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Statements of Member's Equity
($ in thousands)

Total member's equity as of January 1, 2006	$—
Net contributions	263,287
Net loss	(5,280)

Total member's equity as of December 31, 2006	258,007
Net contributions	253,244
Net income	11,299

Total member's equity as of December 31, 2007	$522,550

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Statements of Cash Flows

	Year Ended December 31,
	2007	2006
	($ in thousands)
Operating activities:
Net income (loss)	$11,299	$(5,280)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	31,955	11,464
Amortization of lease intangibles, net	472	185
Amortization of deferred financing fees	589	32
Amortization of deferred loan fees	(221)	—
Non-cash loss on property disposals	15	—
Loss on impairment of assets, net	1,069
Loss on debt extinguishment	—	2,497
Increase in straight-line rent receivable	(7,668)	(4,012)
Increase in receivables and other assets, net	(1,389)	(3,676)
Decrease (increase) in other liabilities	11,068	(11,349)
Accretion of termination fee receivable	(673)	—
Increase in loans held for sale	(150,000)	—

Cash used in operating activities	(103,484)	(10,139)
Investing activities:
Sale of real estate investments	5,047	—
Acquisitions of real estate investments, net of cash acquired	(253,167)	(498,005)
Increase in deposits	(7,323)	(6,435)
Increase in restricted cash	(10,857)	(9,224)

Cash used in investing activities	(266,300)	(513,664)
Financing activities:
Payments of deferred financing fees	(119)	(746)
(Repayments of) borrowings of mortgage debt, net	(3,310)	259,140
Borrowings of related party debt	141,083	183,034
Repayments of related party debt	—	(145,233)
Net contributions	241,710	234,116

Cash provided by financing activities	379,364	530,311

Increase in cash and cash equivalents	9,580	6,508
Cash and cash equivalents as of beginning of year	6,508	—

Cash and cash equivalents as of end of year	$16,088	$6,508

Supplemental information:
Cash paid during the year for interest	$35,508	$9,885
Noncash transactions from investing and financing activities:
Acquisition of real estate investments	79,012	235,766
Assumption of lease obligations, net	30,476	—
Assumption of debt	44,627	128,710
Conversion of noncontrolling interests	11,534	—
Increase in noncontrolling interests in connection with acquisition of real estate investments	—	56,342
Issuance of common shares in connection with acquisition of real estate investments	—	29,171

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

        CapitalSource Inc. ("CapitalSource"), a Delaware corporation, is a commercial finance, investment and asset management company operating as a real estate investment trust ("REIT") and providing a broad array of financial products to middle market businesses. CapitalSource currently operates as three reportable segments: 1) Commercial Finance, 2) Healthcare Net Lease, and 3) Residential Mortgage Investment. The Commercial Finance segment comprises CapitalSource's commercial lending business activities; the Healthcare Net Lease segment comprises CapitalSource's direct real estate investment business activities; and the Residential Mortgage Investment segment comprises CapitalSource's residential mortgage investment activities.

        CapitalSource completed its first healthcare-related facilities acquisition in January 2006. The real estate investments comprising CapitalSource's Healthcare Net Lease segment are primarily income producing healthcare-related facilities, principally skilled nursing facilities ("SNFs"), located in the United States. CapitalSource's real estate investments are generally leased to tenants under triple-net leases. Under a typical triple-net lease, an operator agrees to pay a base monthly operating lease payment, subject to annual escalations, and all facility operating expenses, including real estate taxes and insurance, as well as make capital improvements.

        CapitalSource intends to contribute all of the assets and liabilities of its Healthcare Net Lease segment along with a $150.0 million participation in a $375.0 million mezzanine loan to CapitalSource Healthcare REIT ("CHR"), a newly formed, wholly owned subsidiary of CapitalSource as part of a plan to complete an initial public offering ("IPO") of less than 50% of CHR's common shares of beneficial interest. All of the shares to be sold in this offering will be sold by CapitalSource.

        These combined financial statements reflect the combined financial position and results of operations of CapitalSource's HealthCare Net Lease segment and the $150.0 million loan participation carved out of the accounts of CapitalSource (the "Carve-out Entity") as if the Carve-out Entity had been a separate stand-alone company owning these assets and related liabilities for the respective periods presented. All amounts presented herein have been reflected at CapitalSource's historical basis.

        For all periods presented, certain management, administrative and operational services of CapitalSource were shared between the Carve-out Entity and other CapitalSource segments. For purposes of financial statement presentation, the costs for these shared services have been allocated to the Carve-out Entity based on actual direct costs incurred and an allocation of indirect costs. See Note 9, Related Party Transactions, for additional information about these allocations. CapitalSource's management believes that the allocations are reasonable. However, actual expenses may have been materially different from the allocated expenses if the Carve-out Entity had operated as an unaffiliated stand-alone entity.

        In these combined financial statements, unless the context otherwise requires or indicates, references to "we," "our," and "us" refer to the Carve-out Entity.

Note 2. Summary of Significant Accounting Policies

        Our financial reporting and accounting policies conform to U.S. generally accepted accounting principles ("GAAP").

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management has made significant estimates in certain areas, including valuing acquired leases and other assets, and assessing real estate and other assets for impairment. Actual results could differ from those estimates.

Principles of Combination

        The accompanying financial statements reflect our combined accounts, including those of our majority owned subsidiaries. The portion of the net income or loss attributed to third parties owning noncontrolling interests in one of our subsidiaries is reported as noncontrolling interests expense on our combined statements of operations, and such parties' interests are reported on our combined balance sheets as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

Real Estate Investments

        We lease real estate investments through long-term, triple-net operating leases. Under these triple-net leases, the tenant agrees to pay all facility operating expenses, as well as make all capital improvements.

        We allocate the purchase price of our real estate investments to net tangible and identified intangible assets acquired, primarily lease intangibles, based on their estimated fair values at the time of acquisition in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, as amended. In making estimates of fair values for purposes of allocating the purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed.

        In assessing lease intangibles, we recognize above-market and below-market in-place lease values for acquired operating leases based on the present value of the difference between: (1) the contractual amounts to be received pursuant to the leases negotiated and in-place at the time of acquisition of the facilities; and (2) management's estimate of fair market lease rates for the facility or equivalent facility, measured over a period equal to the remaining non-cancelable term of the lease. Factors to be considered for lease intangibles also include estimates of carrying costs during hypothetical lease-up periods, market conditions, and costs to execute similar leases. The capitalized above-market or below-market lease values are classified as intangible assets, net, and lease obligations, net, respectively, and are amortized to operating lease income over the remaining non-cancelable term of each lease.

        Depreciation is computed on a straight-line basis over the estimated useful lives ranging from 10 to 40 years for buildings. Furniture and equipment related to our direct real estate investments are depreciated over seven years.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Asset Impairment

        We assess our real estate investments and the related intangible assets for impairment indicators whenever events or changes in circumstances indicate the carrying amount may not be recoverable; such assessment is performed not less than annually. Our assessment of the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and the lessee's compliance with lease terms. If we determine that indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets may be recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the leased properties and other long-lived assets for the excess over their estimated fair value. The fair value of the real estate investment is determined by market research, which includes valuing the property as a healthcare facility as well as other alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

        If we decide to sell a real estate investment, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers.

Assets Sold and Held for Sale, and Discontinued Operations

        Pursuant to the provisions of Statement of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), the operating results of specified real estate assets that have been sold, or that would otherwise qualify as held for disposition (as defined by SFAS No. 144), will be reflected as assets held for sale in our balance sheet. Assets that were sold or that qualify as held for sale may also be considered as a discontinued operation if, (a) the operation and cash flows of the asset have been or will be eliminated from future operations and (b) we will not have significant involvement with the asset after its disposition. For significant assets that would qualify as discontinued operations, we would reclassify the operations of those assets to discontinued operations in the consolidated statements of operations for all periods presented and assets held for sale in the consolidated balance sheet for all periods presented. As of and for the years ended December 31, 2007 and 2006, we had no assets classified as held for sale or discontinued operations.

        Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate ("SFAS No. 66"). The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Operating Lease Income Recognition

        We lease our direct real estate investments through long-term, triple-net operating leases that typically include fixed rental payments, subject to escalation over the life of the lease. We recognize operating lease income on a straight-line basis over the life of the lease when collectibility is reasonably assured. As of December 31, 2007 and 2006, we recognized straight-line rent receivables, which relate to the timing difference between the rental revenue recognized on a straight-line basis and the amounts due to us on a contractual basis, of $11.7 million and $4.0 million, respectively, in our accompanying combined balance sheets. For the years ended December 31, 2007 and 2006, straight-line rental revenues totaling $7.7 million and $4.0 million, respectively, were recognized as a component of operating lease income in our accompanying combined statements of operations.

        For straight-line rent, we generally record reserves against revenues from leases when collection is uncertain or when negotiations for restructurings of troubled operators result in significant uncertainty regarding ultimate collection. The amount of the reserve is estimated based on what management believes will likely be collected. We continually evaluate the collectibility of our straight-line rent assets. If it appears that we will not collect future rent due under our leases, we will record a provision for loss related to the straight-line rent asset.

        We do not recognize any revenue on contingent rents until payments are received and all contingencies have been eliminated.

Loans

        The loan held in our portfolio is recorded at the principal amount outstanding, net of deferred loan costs or fees. Deferred loan costs or fees are amortized over the contractual term of the loan using the interest method. We use contractual payment terms to determine the constant yield needed to apply the interest method.

        Loans held for sale are accounted for at the lower of cost or fair value, which is determined on an individual loan basis, and include loans we originated or purchased that we intend to sell all or part of that loan in the secondary market. Direct loan origination costs or fees, discounts and premiums are deferred at origination of the loan.

        As part of our management of the loans held in our portfolio, we may occasionally reclassify loans from loans held for investment to loans held for sale. Upon transfer, the cost basis of those loans is reduced by the amount of any corresponding allowance allocable to the transferred loans. The loans are accounted for at the lower of cost or fair value, with valuation changes recorded in other income, net of expenses in the accompanying combined statements of operations. Gains or losses on these loans are also recorded in other income, net of expenses in the accompanying combined statements of operations. In certain circumstances, loans designated as held for sale may later be transferred back to the loan portfolio based upon our intent to retain the loan. We transfer these loans to our portfolio at the lower of cost or fair value.

Loan Impairment

        We perform periodic and systematic detailed reviews of our loan portfolio to identify credit risks and to assess the overall collectibility of the portfolio. If necessary, a specific allowance for loan losses

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

is established for individual impaired commercial loans. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"). Individually impaired loans are measured based on the present value of payments expected to be received, observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of the allowance for loan losses.

        When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for loan losses. To the extent we later collect amounts previously charged off, we will recognize a recovery in income for the amount received.

Deferred Financing Fees

        Deferred financing fees represent fees and other direct incremental costs incurred in connection with our borrowings. These amounts are amortized into income as interest expense over the estimated life of the borrowing using the interest method.

Interest and Fee Income Recognition

        Interest and fee income, including income on impaired loans and fees due at maturity, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Carrying value adjustments are amortized into earnings over the contractual life of a loan using the interest method.

        Loan origination fees and exit fees are deferred and amortized as adjustments to the related loan's yield over the contractual life of the loan. In connection with the prepayment of a loan, any remaining unamortized deferred fees for that loan are accelerated and, depending upon the terms of the loan, there may be an additional fee that is charged based upon the prepayment and recognized in the period of the prepayment.

Cash and Cash Equivalents

        We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

        When CapitalSource filed its federal income tax return for the year ended December 31, 2006, they elected REIT status under the Internal Revenue Code (the "Code") effective for 2006 forward. As a REIT, CapitalSource is generally not subject to Federal corporate-level income tax on the earnings distributed to their shareholders that they derive from their qualified REIT subsidiaries. All of the assets, liabilities and operations of the Carve-out Entity occurred in qualified REIT subsidiaries of CapitalSource and, as such, the accompanying financial statements do not include any provision for income taxes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        We intend to qualify as a REIT after the proposed IPO, as described in Note 1, Organization. As a REIT, we will generally not be subject to Federal corporate-level income tax on our earnings to the extent that our earnings are distributed to our shareholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, all of our taxable income for that year would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. In addition, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under specific statutory provisions. We may still be subject to state and local taxation in various state and local jurisdictions, including those in which we transact business or reside.

        To qualify as a REIT, we will be required to meet certain asset tests and distribute at least 90% of our REIT taxable income to our shareholders and meet the various other requirements imposed by the Code, through actual operating results, asset holdings, distribution levels and diversity of stock ownership.

        As a REIT, we will be permitted to own up to 100% of a taxable REIT subsidiary, or TRS. We may form a TRS to hold a portion of our initial assets. Our TRS would be taxable as a corporation and would pay federal, state and local income tax on its net income at the applicable corporate rates. As a result, our financial statements after this offering may include a provision for income tax expense relating to the taxable income of our TRS.

Segment Reporting

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"), requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items and segment assets. Since all of the activities of the Carve-out Entity are managed as a single portfolio, we operate as one reportable segment.

New Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 applies whenever other accounting standards require or permit fair value measurement. The effective date for SFAS No. 157 is the beginning of the first fiscal year beginning after November 15, 2007. In February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157 ("FSP SFAS 157-2"), which delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. Effective January 1, 2008, we adopted the provisions of SFAS No. 157, except for items covered by FSP SFAS 157-2 and it did not have a significant effect on fair value measurements in our combined financial statements. We have not completed our assessment of the impact of the adoption of FSP SFAS 157-2 on our combined financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS No. 141(R)"), which establishes principles and requirements for how the acquirer of a business

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The effective date for SFAS No. 141(R) is for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We plan to adopt SFAS No. 141(R) on January 1, 2009. We have not completed our assessment of the impact of the adoption of SFAS No. 141(R) on our combined financial statements.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 ("SFAS No. 160"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the combined entity that should be reported as equity in the combined financial statements. SFAS No. 160 also amends certain consolidation procedures for consistency with the requirements of FASB Statement No. 141(R). The effective date for SFAS No. 160 is the beginning of the first fiscal year beginning after December 15, 2008. We plan to adopt SFAS No. 160 on January 1, 2009. We have not completed our assessment of the impact of the adoption of SFAS No. 160 on our combined financial statements.

Note 3. Real Estate Investments

        Our real estate investments primarily consist of long term care facilities generally leased through long-term, triple-net operating leases. As of December 31, 2007, our real estate investments included 180 SNFs, four assisted living facilities ("ALFs") and two long-term acute care hospitals ("LTACs").

        As of December 31, 2007, real estate investments with total carrying values of $696.5 million were financed through either mortgage debt or term debt. See Note 7, Borrowings, for additional information.

        The leases on our direct real estate investments expire at various dates through 2026 and typically include fixed rental payments that are subject to escalation over the life of the lease. As of December 31, 2007, we expected to receive future minimum rental payments from our non-cancelable operating leases as follows ($ in thousands):

2008	$96,564
2009	97,052
2010	98,325
2011	95,698
2012	93,837
Thereafter	473,381

Total	$954,857

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 3. Real Estate Investments (Continued)

Summary of Real Estate Investment Transactions

        During the years ended December 31, 2007 and 2006, we completed the following acquisitions:

Acquisition	Closing Dates	Land	Buildings	Furniture and Equipment	In-place Leases, Net	Other(1)	Total Purchase Price(2)
		($ in thousands)
38 SNFs and 1 ALF	January 2006	$35,210	$153,277	$10,300	$—	$9,800	$208,587
3 SNFs and 1 LTAC	May 2006	2,160	20,332	1,700	—	(881)	23,311
1 SNF	June 2006	430	7,685	585	—	(1,535)	7,165
2 SNFs	June 2006	1,020	5,014	700	—	—	6,734
4 SNFs	August 2006	1,960	27,047	980	—	(359)	29,628
67 SNFs and 2 ALFs	December 2006	43,090	331,984	17,430	511	1,466	394,481
16 SNFs and 1 ALF	November 2006 April 2007 May 2007	11,310	131,977	5,400	—	2,250	150,937
11 SNFs	February 2007 March 2007 May 2007	4,280	71,170	3,250	—	(529)	78,171
2 SNFs	March 2007	790	11,435	750	—	(87)	12,888
36 SNFs	June 2007	10,990	135,263	10,190	(30,476)	(1,347)	124,620
1 SNF	July 2007	100	2,860	190	—	(24)	3,126
1 SNF	August 2007	100	3,691	320	—	(13)	4,098

Total		$111,440	$901,735	$51,795	$(29,965)	$8,741	$1,043,746

(1)
Other non-real estate assets and liabilities, net.

(2)
Purchase price includes any debt assumed in connection with the acquisition.

        In each acquisition, the purchase price was allocated to the assets acquired and liabilities assumed in the transaction, which were based on estimates of fair value at the date of acquisition. The assets and liabilities acquired included land, buildings, furniture and equipment, in-place leases, receivables, escrows and security deposits.

        The acquired properties are included in our results of operations from their respective date of acquisition. The following unaudited pro forma results of operations reflect all of our transactions as if they had occurred on January 1 of the year of acquisition and the earliest year presented. We believe that all significant adjustments necessary to reflect the effects of the acquisition have been made.

	Pro Forma
	Year Ended December 31,
	2007	2006
	($ in thousands)
Pro forma revenue	$115,091	$105,094
Pro forma net income	16,539	7,689

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 3. Real Estate Investments (Continued)

        The following is a summary of the significant acquisitions completed during the years ended December 31, 2007 and 2006:

        In January 2006, CapitalSource acquired 39 long-term care facilities (38 properties in Florida and one property in Pennsylvania). All the properties are owned subject to triple-net leases with five separate non-profit entities. The total purchase price for the 4,874 licensed beds (including 70 ALF units) was $208.6 million ($42,796 per bed). The contractual rent due from the facilities during the first year was $21.5 million. The five leases have an initial term of ten years and rents are subject to an annual escalation of 3.0%. A significant portion of the purchase price was paid in the form of 1.3 million shares of CapitalSource common stock, assumptions of pre-existing loans and non-managing member units in a majority owned subsidiary of CapitalSource. These non-managing member units, which have no voting interest in the wholly owned subsidiary of CapitalSource, are redeemable at the option of the holders for cash or, at CapitalSource's option, for shares of CapitalSource's common stock and receive dividends as if they were outstanding shares of CapitalSource's common stock. CapitalSource reserved 2.5 million shares for issuance upon redemption of the non-managing member units. During the year ended December 31, 2007, 513,963 non-managing member units were redeemed for shares of CapitalSource common stock. Upon exchange of the non-managing member units, the carrying amount of the units was reclassified to member's equity and included in net contributions. No non-managing member units were redeemed during the year ended December 31, 2006. The non-managing member units are shown as noncontrolling interests in our combined balance sheets as of December 31, 2007 and 2006. In connection with the acquisition, CapitalSource assumed $96.1 million of outstanding mortgage debt, which CapitalSource recognized at estimated fair value, which totaled $106.2 million, $69.3 million of which was repaid during the three months ended March 31, 2006. CapitalSource recorded a loss of $2.3 million upon extinguishment of the related debt. The remainder of this assumed debt was repaid in July 2006 and CapitalSource recorded a loss of $0.2 million on the extinguishment of this debt.

        During 2007 and 2006, CapitalSource acquired 17 long-term care facilities (twelve properties in Florida and five properties in Mississippi) from REIT Solutions, Inc. in three separate closings. The first closing on nine properties occurred on November 30, 2006, the second closing on six properties occurred on April 30, 2007 and the last closing on two properties took place on May 31, 2007. All the properties are subject to triple-net leases with three separate entities. The total purchase price for the total 2,186 licensed beds (2,031 SNF beds and 155 ALF units) was $150.9 million ($69,047 per bed). The contractual rent from the facilities during the first year was $13.1 million. The leases have an initial term of 15 years, and rents are subject to annual escalation of 2.0%. As part of the purchase price, CapitalSource assumed mortgage debt with a total principal balance of $55.4 million as of the date of acquisition and issued a total of $20.0 million in notes payable as consideration for the facilities acquired, which CapitalSource recognized at estimated fair value, which totaled $57.2 million. For additional information about these borrowings, see Note 7, Borrowings.

        In November 2006, CapitalSource completed the purchase of 69 long-term care facilities located in 22 states from another healthcare REIT. All the properties are owned subject to triple-net leases with 27 separate tenant groups. The total purchase price for the 7,362 SNF beds (including 39 ALF units and 26 LTAC beds) was $394.5 million ($53,583 per bed). The contractual rent from the facilities during the first year was $35.6 million. The leases have an average remaining term of 8.0 years, and rents are subject to an average annual escalation of 2.1%.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 3. Real Estate Investments (Continued)

        During 2007, CapitalSource acquired, in three separate closings, eleven long-term care facilities (seven properties in Tennessee, one each in Ohio, Massachusetts, Indiana, and Colorado). The first closing on nine properties occurred on February 1, 2007, the second closing on one property occurred on March 1, 2007 and the last closing on one property took place on May 1, 2007. The properties are subject to triple-net leases with two separate operators. The total purchase price for the 1,754 SNF beds was $78.2 million ($44,567 per bed). The contractual rent from the facilities during the first year was $7.7 million. The ten facilities located in Indiana, Massachusetts, Ohio and Tennessee with 1,574 licensed beds are under a master lease for an initial term of ten years and rents are subject to an annual escalation of 2.5%. The eleventh facility in Colorado with 180 licensed beds is operated under a lease agreement with an initial term of five years.

        In June 2007, CapitalSource completed the asset purchase of 36 long-term care facilities (35 properties in Texas and one in Pennsylvania). The properties are operated under a 35-facility triple-net master lease and a one-facility triple-net stand alone lease. The total purchase price for the 4,232 licensed beds was $124.6 million ($29,447 per bed). The contractual rent for the first year was $10.6 million. The master lease is set to expire June 30, 2017, and rent is subject to an average annual escalation of 2.4%. The stand alone lease expires December 31, 2009, and rent is subject to an annual escalation of 2.0%.

        During the year ended December 31, 2007, we recognized a $1.2 million impairment related to one of our SNFs, which was recorded as an expense in our accompanying combined statement of operations for the year ended December 31, 2007. In November 2007, we sold this property and recognized a $0.2 million gain in our accompanying combined statement of operations for the year ended December 31, 2007. We did not present this real estate investment as a discontinued operation since the operations of this real estate investment were not significant for the years ended December 31, 2007 and 2006.

Note 4. Intangible Lease Asset and Lease Obligations

        As of December 31, 2007 and 2006, intangible lease assets totaled $21.4 million and $27.6 million, respectively, net of $6.3 million and $0.5 million, respectively, in accumulated amortization. The weighted average amortization periods of these intangible assets as of December 31, 2007 and 2006, were approximately 7.6 years and 7.0 years, respectively. As of December 31, 2007 and 2006, our lease obligations totaled $51.9 million and $26.8 million, respectively, net of $5.7 million and $0.3 million, respectively, in accumulated amortization. The weighted average amortization periods of these lease obligations as of December 31, 2007 and 2006, were approximately 9.1 years and 8.1 years, respectively.

        For the year ended December 31, 2007, operating lease income was reduced by $0.5 million due to the amortization of our intangible lease assets and lease obligations, which totaled $5.8 million and $5.3 million, respectively. For the year ended December 31, 2006, operating lease income was reduced by $0.2 million due to the amortization of our intangible lease assets and lease obligations, which totaled $0.5 million and $0.3 million, respectively.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 4. Intangible Lease Asset and Lease Obligations (Continued)

        As of December 31, 2007, estimated aggregate amortization of intangible assets and lease obligations for each of the five succeeding fiscal years and thereafter follows:

	Intangible Lease Assets	Lease Obligations	Net Lease Obligations
	($ in thousands)
2008	$4,628	$7,097	$2,469
2009	3,630	7,097	3,467
2010	3,565	6,550	2,985
2011	2,767	6,160	3,393
2012	2,143	5,661	3,518
Thereafter	4,618	19,353	14,735

Total	$21,351	$51,918	$30,567

Note 5. Loan

        As of December 31, 2007, we held a $150.0 million participation in a $375.0 million mezzanine loan (the "Mezzanine Loan"), which was originated by CapitalSource in July 2007. The Mezzanine Loan was made to FC—Gen Acquisition Inc., in connection with the financing of its acquisition of Genesis Healthcare, Inc., a large owner/operator of SNFs in the northeast and mid-Atlantic region of the United States. As of December 31, 2007, the Mezzanine Loan ranked junior to a $1.4 billion senior secured term loan, of which $50.0 million was provided by CSE Mortgage LLC, a wholly owned subsidiary of CapitalSource ("CSE Mortgage") and $1.35 billion was provided by unaffiliated commercial finance companies. The Mezzanine Loan matures in July 2012 and bears interest at a rate of 30-day LIBOR, plus 7.5%, which totaled 12.73% as of December 31, 2007. Interest on the Mezzanine Loan is payable monthly in arrears. There is also a $3.75 million termination fee due at the time of repayment of the Mezzanine Loan, of which we are entitled to $1.5 million. In addition, there is an additional termination fee (the "Additional Termination Fee") that accrues monthly at the rate of 1% per annum on the outstanding principal balance of the Mezzanine Loan and is payable at the time of the repayment of the Mezzanine Loan. There are no regularly scheduled payments of principal under the Mezzanine Loan until maturity. As of December 31, 2007, this loan was paying in accordance with the terms of the loan agreement and the Additional Termination Fee continued to accrue. During the year ended December 31, 2007, we transferred this loan which was originally designated as held for sale to the loan portfolio based upon our intent to retain this loan for investment.

        As of December 31, 2007, the components of the Mezzanine Loan, net, on the combined balance sheet, were as follows ($ in thousands):

Loan	$150,000
Termination fee receivable	2,252
Deferred fees	(1,358)

Loan, net	$150,894

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 6. Restricted Cash

        As of December 31, 2007 and 2006, restricted cash was as follows:

	December 31,
	2007	2006
	($ in thousands)
Escrows(1)	$11,970	$5,748
Security deposits(2)	3,560	2,803
Cash held for demand note payments(3)	2,188	2,271
Loan interest reserve(4)	1,656	—
Other	4,364	2,059

Total	$23,738	$12,881

    (1)
    Tax, insurance, debt service and other related escrow accounts.

    (2)
    Security deposits collected from our tenants.

    (3)
    Outstanding accrued interest under our related party promissory notes.

    (4)
    An amount equivalent to approximately one month of interest was collected from the borrower under the Mezzanine Loan to cover unpaid interest or other fees that may arise under the terms of the loan agreement.

        Certain of our cash accounts may be restricted under the terms of their respective underlying loan agreements. The funds in these accounts may hold lease collections from, and escrow payments for, some of our properties and are used to pay debt service and property related expenses such as taxes, capital expenditures and insurance.

        Some of our accounts have been established as required by the U.S. Department of Housing and Urban Development ("HUD"), which guarantees certain of our debt used to finance some of our properties and imposes restrictions on the activity of these accounts. The restrictions may include, amongst other activities, the number of times per annum that draws can be made and payment for the approved expenditures for replacement of capital items.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 7. Borrowings

        As of December 31, 2007 and 2006, our borrowings were as follows:

	December 31,
			Interest Rate(1)	Maturity Date
	2007	2006
	($ in thousands)
Mortgage debt:
Senior secured note	$248,447	$287,183	LIBOR + 1.54%	April 2009(2)
Mezzanine note	35,916	—	LIBOR + 4.00%	April 2009(2)
Senior secured notes guaranteed by HUD	56,723	12,586	6.61%(3)	January 2036-May 2040

Total mortgage debt	341,086	299,769
Term debt:
Junior subordinated seller notes	20,000	20,000	9.00%	December 2021
Related party debt:
Promissory notes	106,660	106,660	LIBOR + 3.00%	Upon demand
Mortgage notes	141,083	—	LIBOR + 2.30%	April 2017

Total related party debt	247,743	106,660

Total borrowings	$608,829	$426,429

(1)
Interest rates are as of December 31, 2007. As of December 31, 2007, 30-day LIBOR was 4.60%.

(2)
These loans have three one-year extensions that can be exercised at our option.

(3)
Interest rates on these notes are fixed at rates that are range from 5.20% to 7.33% and have a weighted average fixed interest rate of 6.61%.

Mortgage Debt

        In December 2006, we entered into a $287.2 million loan agreement with Column Financial Inc. ("Column") to finance the acquisition of 65 healthcare properties. Under the terms of this agreement, we were required to make constant monthly payments of principal and interest based upon a 25-year amortization of principal and an interest rate fixed at 7.25% until December 28, 2006 and thereafter at a fixed rate equal to the 10-year US Treasury swap rate plus 1.90%. In March 2007, we amended this loan agreement to, among other things, modify the interest rate to 30-day LIBOR plus 1.85% and change the maturity date from January 11, 2017 to April 9, 2009, with three one-year extensions at our option and without additional cost. On July 31, 2007, we further modified this loan agreement with Column to divide the loan into a $250.0 million senior loan and a $36.1 million mezzanine loan. The interest rate under the senior loan is 30-day LIBOR plus 1.54% and the interest rate under the mezzanine loan is 30-day LIBOR plus 4% (with the effect that the weighted average interest rate under the two loans taken together was unchanged after the modification). As of December 31, 2007, 65 properties, with a total carrying value of $363.2 million, collateralized this mortgage debt. Because the terms of the $250.0 million senior loan and a $36.1 million mezzanine loan are not substantially different from the original $287.2 million loan agreement, as defined by EITF 96-19, Debtor's

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 7. Borrowings (Continued)

Accounting for a Modification or Exchange of Debt Instruments, we considered the consummation of the exchange offers as a modification and, therefore, continued to amortize the remaining unamortized deferred financing fees over the remaining estimated lives of the $250.0 million senior loan and a $36.1 million mezzanine loan. Additionally, all costs associated with the amendments were expensed as incurred.

        In connection with the property acquisition from REIT Solutions, Inc. described in Note 3, Real Estate Investments, we assumed mortgage debt with a total fair value of $57.2 million as of the date of acquisition. The assumed debt agreements, which bear interest at a weighted average rate of 6.61%, are with Highland Mortgage Company ("Highland") and are guaranteed by HUD. As of December 31, 2007, eleven properties, with a total carrying value of $101.1 million, collateralize this mortgage debt.

Term Debt

        In November 2006, in connection with the property acquisition from REIT Solutions described in Note 3, Real Estate Investments, we entered into five $4.0 million junior subordinated unsecured seller notes. The term of the notes is 15 years, and interest is payable quarterly at a fixed rate of 9.00%. The interest on these notes is due and payable only to the extent that there is rent being received from the tenants of the acquired properties to cover the interest expense related to this debt. Principal is due at the end of the 15 year period only to the extent that all rent has been paid for the 15 year term of the debt.

Related Party Debt

        In March 2006, we entered into four promissory notes, totaling $74.3 million, with CSE Mortgage. Interest was payable quarterly at a variable rate of 30-day LIBOR plus 3.00%, and principal was payable upon CSE Mortgage's demand. In July 2006, we repaid all amounts outstanding under these notes.

        In July 2006, we entered into four promissory notes totaling $106.7 million with CSE Mortgage. Interest is payable quarterly at a variable rate of 30-day LIBOR plus 3.00%, and principal is payable upon CSE Mortgage's demand.

        In November 2007, we entered into seven 10-year mortgage loans totaling $141.1 million with CSE Mortgage. Interest is payable monthly at a variable rate of 30-day LIBOR plus 2.30%. The 30-day LIBOR is subject to a floor of 4.50%. Principal is payable at maturity in November 2017 and the loans are prepayable at our option and without penalty. As of December 31, 2007, 49 properties, with a total carrying value of $232.2 million, and the cash flows generated by these properties collateralized this mortgage debt.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 7. Borrowings (Continued)

Debt Maturities

        As of December 31, 2007, the contractual obligations under our mortgage debt and term debt were as follows:

	Mortgage Debt(1)	Term Debt	Related Party Debt	Total
	($ in thousands)
2008	$5,117	$—	$106,660	$111,777
2009	5,491	—	—	5,491
2010	5,894	—	—	5,894
2011	6,326	—	—	6,326
2012	265,127	—	—	265,127
Thereafter	51,347	20,000	141,083	212,430

Total	$339,301	$20,000	$247,743	$607,045

(1)
The contractual obligations of our mortgage debt with Column are computed based on the assumption that we will exercise the three one-year extension options. The contractual obligations of our mortgage debt with Highland exclude the unamortized net premium, which was approximately $1.8 million as of December 31, 2007.

Deferred Financing Fees

        As of December 31, 2007 and 2006, deferred financing fees were as follows:

	December 31,
	2007	2006
	($ in thousands)
Deferred financing fees	$4,445	$4,326
Accumulated amortization	(621)	(32)

Deferred financing fees, net	$3,824	$4,294

Covenants

        We are required to comply with financial and non-financial covenants related to our debt financings, including debt service coverage covenants. Failure by us to meet the covenants could result in an event of default and the commencement of foreclosure proceedings on the mortgages securing payment of the debt. Under the covenants of our mortgage debt with Column, CapitalSource is required to maintain a minimum net worth of $500.0 million. Failure by CapitalSource to meet this covenant could result in an event of default and the commencement of foreclosure proceedings on the mortgages securing payment of the debt.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 8. Commitments and Contingencies

        As of December 31, 2007 and 2006, we had identified conditional asset retirement obligations primarily related to the future removal and disposal of asbestos that is contained within certain of our real estate investment properties. The asbestos is appropriately contained, and we believe we are compliant with current environmental regulations. If these properties undergo major renovations or are demolished, certain environmental regulations are in place, which specify the manner in which asbestos must be handled and disposed. Under FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB No. 143, we are required to record the fair value of these conditional liabilities if they can be reasonably estimated. As of December 31, 2007 and 2006, sufficient information was not available to estimate our liability for conditional asset retirement obligations as the obligations to remove the asbestos from these properties have indeterminable settlement dates. As such, no liability for conditional asset retirement obligations was recorded on our accompanying combined balance sheet as of December 31, 2007 and 2006.

        As of December 31, 2007 and 2006, we had outstanding commitments related to lease incentives of $2.3 million and $0.5 million, respectively.

        From time to time we may be party to legal proceedings. We do not believe that any currently pending or threatened proceeding, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations, including our cash flows.

Note 9. Related Party Transactions

        As of December 31, 2007 and 2006, we had outstanding related party debt of $247.7 million and $106.7 million, respectively. The related party debt had outstanding accrued interest of $3.1 million and $2.3 million as of December 31, 2007 and 2006, respectively. For additional information about these borrowings, see Note 7, Borrowings.

        For the years ended December 31, 2007 and 2006, we received contributions from CapitalSource totaling approximately $343.8 million and $280.1 million, respectively. For the years ended December 31, 2007 and 2006, we made distributions to CapitalSource totaling approximately $90.6 million and $16.8 million, respectively.

        Our combined statements of operations for the years ended December 31, 2007 and 2006, include the following related party income and expenses:

	Year Ended December 31,
	2007	2006
	($ in thousands)
Allocated interest income(1)	$592	$194
Related party interest expense(2)	20,469	9,292
Allocated general and administrative expense(3)	7,395	2,913

    (1)
    Represents an allocation of interest income earned on cash held and managed by CapitalSource Inc. on our behalf.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 9. Related Party Transactions (Continued)

    (2)
    Includes interest expense on our related party debt issued by CapitalSource Inc. and an allocated cost to finance certain other assets of the Carve-out Entity by CapitalSource Inc.

    (3)
    To facilitate operating efficiency, CapitalSource Inc. provides office space, equipment, certain administrative support, and other assistance to the Carve-out Entity. As a result, overhead expenses (including compensation and benefits) have been allocated to the Carve-out Entity at cost based on the relative value of its real estate and loan assets to CapitalSource's portfolio.

        CapitalSource's management believes that the aforementioned allocations are reasonable. However, actual expenses may have been materially different from the allocated expenses if the Carve-out Entity had operated as an unaffiliated stand-alone entity.

Note 10. Concentrations of Risk

        As of December 31, 2007, the single largest industry concentration in our real estate investments was SNFs, which made up approximately 99% of our real estate investments. As of December 31, 2007, the largest geographical concentration in real estate investments was Florida, which made up approximately 34% of the investments' carrying value.

        We may lease an individual property to a single tenant as part of an individual lease or we may lease multiple properties to a single tenant as part of a master lease. We may also enter into multiple leases with a single tenant. In addition, certain of our individual tenants may be different subsidiaries of a common parent company or may have received guarantees from a common guarantor. Therefore, for determining concentrations of risk, we aggregate properties into tenant groups based upon the following:

  (i)
  related acquired properties under leases that share the same tenant or guarantor, or

  (ii)
  a single entity that may be held liable for the rental payments on two or more properties as either tenant or guarantor (cross-collateralization or cross-default provisions).

        Based on the tenant groupings described above, we have two tenant groups that accounted for greater than 10% of our revenues for the year ended December 31, 2007. For the year ended December 31, 2007, the properties leased to Florida Institute for Long Term Care, LLC accounted for approximately 13% of our revenues, and the properties leased to the tenant group consisting of the Delta Health Group, Inc., Pensacola Health Trust, Inc. and Cordova Rehab, Inc. (the "Delta Tenant Group") accounted for approximately 11% of our revenues.

Note 11. Estimated Fair Value of Financial Instruments

        SFAS No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), requires the disclosure of the estimated fair value of on- and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable terms.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 11. Estimated Fair Value of Financial Instruments (Continued)

        Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. SFAS No. 107 specifies that fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. Fair value estimates are based on judgments regarding current economic conditions, interest rate risk characteristics, loss experience and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

        Fair value estimates, methods and assumptions are set forth below for our financial instruments:

  •
  Cash and cash equivalents—The carrying amount is a reasonable estimate of fair value due to the short maturity of these instruments.

  •
  Restricted cash—The carrying amount is a reasonable estimate of fair value due to the nature of this instrument.

  •
  Loan—The carrying amount is a reasonable estimate of fair value due to the adjustable rate nature of the loan and consideration of terms being offered for similar loans to borrowers with similar credit attributes.

  •
  Mortgage debt—The fair value of the mortgage debt is estimated by discounting estimate future cash flows, using interest rates being offered for similar debt types.

  •
  Term debt—The fair value of the term debt is estimated by discounting estimate future cash flows, using interest rates being offered for similar debt types.

  •
  Related party debt—The carrying amount is a reasonable estimate of fair value due to the adjustable rate nature of the borrowings and based on interest rates currently available on similar borrowings.

        The carrying value approximates fair value for all financial instruments discussed above as of December 31, 2007 and 2006, except as follows:

	December 31,
	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
	($ in thousands)
Liabilities:
Mortgage debt	$341,086	$332,202	$299,769	$291,169
Term debt	20,000	20,830	20,000	19,324

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 12. Unaudited Quarterly Information

        Unaudited quarterly information for each of the three month periods in the years ended December 31, 2007 and 2006, was as follows:

	Three Months Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	($ in thousands)
Operating lease income	$26,865	$26,873	$21,786	$19,667
Interest and fee income	5,491	4,981	148	185
Interest expense	11,799	13,658	11,637	9,168
Depreciation expense	8,916	8,912	7,378	6,749
General and administrative expense	3,200	2,242	2,199	2,819
Loss on impairment of assets	—	1,225	—	—
Gain on sale of real estate	156	—	—	—
Noncontrolling interests expense	1,198	1,200	1,201	1,352

Net income (loss)	$7,399	$4,617	$(481)	$(236)

	Three Months Ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	($ in thousands)
Operating lease income	$11,568	$7,809	$6,648	$4,355
Interest and fee income	49	48	49	48
Interest expense	4,682	3,209	2,764	2,718
Depreciation expense	4,114	3,087	2,628	1,635
General and administrative expense	1,369	962	708	770
Gain (loss) on debt extinguishment	—	(185)	—	(2,312)
Noncontrolling interests expense	1,383	1,233	1,234	861

Net income (loss)	$69	$(819)	$(637)	$(3,893)

Note 13. Significant Tenant

        We have one tenant group, based on properties subject to lease agreements, that occupies between 10% and 20% of our total assets.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 13. Significant Tenant (Continued)

        The following table summarizes the Delta Tenant Group's unaudited combined financial information as of and for the year ended December 31, 2007 ($ in thousands):

Current assets	$46,075
Non-current assets	24,349
Current liabilities	62,230
Non-current liabilities	13,946
Stockholders' deficit	(5,752)
Revenue	$364,607
Operating expenses	354,554

Income from operations	10,053
Other expense	2,026

Net income	$8,027

        The Delta Tenant Group leases 17 of our properties, representing approximately 12% of our total assets as of December 31, 2007, and 11% of our total revenues for the year ended December 31, 2007.

        Our financial position and ability to make distributions may be adversely affected by financial difficulties experienced by the Delta Tenant Group, or any of our lessees, including any bankruptcies, inability to emerge from bankruptcy, insolvency or general downturn in business of any such operator, or in the event any such operator does not renew and/or extend its relationship with us or our borrowers when it expires.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION

								Gross Amount of Which Carried at Close of Period(1)
				Initial Cost to Company
					Cost Capitalized Subsequent to Acquisition			Buildings, Land and Furniture and Equipment				Life on Which Depreciation in Latest Income Statement is Computed(2)
Description
				Buildings, Land and Furniture and Equipment					Accumulated Depreciation	Date of Construction
Type	City	State	Encumbrances		Improvements	Impairment	Other	Total			Date Acquired
				($ in thousands)
Assisted Living Facilities:
	Clearwater	Florida		$1,315	$—	$—	$—	$1,315	$(95)	1973	January 2006	10
	(6) Marianna	Florida		4,826	—	—	—	4,826	(186)	1942	December 2006	35
	(7) Winter Haven	Florida	(3)	—	—	—	—	—	—	1964	December 2006	N/A
	Jeffersonville	Indiana	(3)	2,176	—	—	—	2,176	(72)	1999	December 2006	40

Total Assisted Living Facilities				8,317	—	—	—	8,317	(353)

Long Term Acute Care Facilities:
	(8) Wichita	Kansas	(3)	1,547	—	—	—	1,547	(66)	1979	December 2006	40
	Las Vegas	Nevada	(5)	3,084	—	—	—	3,084	(259)	1972	May 2006	25

Total Long Term Acute Care Facilities				4,631	—	—	—	4,631	(325)

Skilled Nursing Facilities:
	Mobile	Alabama	(3)	8,674	—	—	—	8,674	(254)	1968	December 2006	40
	Douglas	Arizona	(3)	4,132	—	—	—	4,132	(126)	1985	December 2006	40
	Safford	Arizona	(3)	6,079	—	—	—	6,079	(192)	1985	December 2006	40
	Dumas	Arkansas	(3)	968	—	—	—	968	(45)	1968	December 2006	40
	Piggott	Arkansas	(3)	888	—	—	—	888	(43)	1966	December 2006	40
	Claremont	California	(3)	4,931	—	—	—	4,931	(95)	1958	December 2006	35
	Denver	Colorado	(3)	3,534	—	—	—	3,534	(71)	1971	December 2006	40
	Denver	Colorado		2,231	—	—	—	2,231	(54)	1973	March 2007	40
	Lakewood	Colorado	(3)	3,564	—	—	—	3,564	(77)	1959	December 2006	32
	Bartow	Florida		3,554	—	—	—	3,554	(368)	1972	January 2006	25
	Boca Raton	Florida		7,693	—	—	—	7,693	(571)	1969	January 2006	20
	Bradenton	Florida		11,220	—	—	—	11,220	(873)	1977	January 2006	30
	Cape Coral	Florida		6,727	—	—	—	6,727	(513)	1978	January 2006	30
	Clearwater	Florida		2,255	—	—	—	2,255	(162)	1973	January 2006	10
	Clearwater	Florida		5,851	—	—	—	5,851	(598)	1970	January 2006	15
	Crestview	Florida	(4)	5,273	—	—	—	5,273	(105)	1988	April 2007	35
	Deland	Florida		1,497	—	—	—	1,497	(153)	1970	January 2006	15
	Deland	Florida		1,950	—	—	—	1,950	(207)	1974	January 2006	15
	(6) Destin	Florida	(4)	9,027	—	—	—	9,027	(173)	1988	April 2007	35
	Fort Meyers	Florida		7,028	—	—	—	7,028	(533)	1995	January 2006	35
	Fort Walton Beach	Florida		4,866	—	—	—	4,866	(491)	1973	January 2006	20
	(6) Gulf Breeze	Florida	(4)	10,033	—	—	—	10,033	(206)	1984	April 2007	35
	Gulfport	Florida		4,252	—	—	—	4,252	(429)	1970	January 2006	20
	Hudson	Florida		3,978	—	—	—	3,978	(308)	1987	January 2006	29
	Jacksonville	Florida		7,096	—	—	—	7,096	(823)	1963	January 2006	30
	Lake City	Florida	(3)	6,129	—	—	—	6,129	(186)	1967	December 2006	40
	Lake Wales	Florida		4,749	—	—	—	4,749	(491)	1971	January 2006	20
	Lake Worth	Florida	(3)	10,132	—	—	—	10,132	(251)	1984	December 2006	40
	Lakeland	Florida		5,050	—	—	—	5,050	(514)	1970	January 2006	15
	Live Oak	Florida		13,651	—	—	—	13,651	(473)	1983	December 2006	35
	Live Oak	Florida	(3)	6,858	—	—	—	6,858	(193)	1987	December 2006	40
	Maitland	Florida		8,363	—	—	—	8,363	(274)	1983	December 2006	35
	Margate	Florida	(4)	17,711	—	—	—	17,711	(302)	1984	May 2007	35
	Melbourne	Florida		8,363	—	—	—	8,363	(265)	1969	December 2006	35
	North Bay Village	Florida		5,720	—	—	—	5,720	(654)	1951	January 2006	15
	Orange Park	Florida	(3)	1,278	—	—	—	1,278	(46)	1987	December 2006	40
	Orlando	Florida	(3)	7,746	—	—	—	7,746	(203)	1971	December 2006	40
	Orlando	Florida	(3)	14,824	—	—	—	14,824	(423)	1987	December 2006	40
	Panama City	Florida		6,056	—	—	—	6,056	(198)	1967	December 2006	35
	Panama City	Florida		3,584	—	—	—	3,584	(337)	1960/72	January 2006	17
	Pensacola	Florida	(4)	8,432	—	—	—	8,432	(182)	1963	April 2007	35
	Pensacola	Florida	(4)	8,740	—	—	—	8,740	(175)	1973	April 2007	35
	Pensacola	Florida	(4)	9,866	—	—	—	9,866	(204)	1991	April 2007	35
	Plant City	Florida		3,408	—	—	—	3,408	(434)	1969	January 2006	30
	Pompano Beach	Florida		4,355	—	—	—	4,355	(321)	1965	January 2006	12
	Pompano Beach	Florida		7,918	—	—	—	7,918	(610)	1975	January 2006	20

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION

								Gross Amount of Which Carried at Close of Period(1)
				Initial Cost to Company
					Cost Capitalized Subsequent to Acquisition			Buildings, Land and Furniture and Equipment				Life on Which Depreciation in Latest Income Statement is Computed(2)
Description
				Buildings, Land and Furniture and Equipment					Accumulated Depreciation	Date of Construction
Type	City	State	Encumbrances		Improvements	Impairment	Other	Total			Date Acquired
Skilled Nursing Facilities:
	Port St. Lucie	Florida	(3)	$14,424	$—	$—	$—	$14,424	$(372)	1987	December 2006	40
	Sanford	Florida		5,320	—	—	—	5,320	(404)	1965	January 2006	25
	Sarasota	Florida		2,944	—	—	—	2,944	(225)	1967	January 2006	10
	Spring Hill	Florida		7,865	—	—	—	7,865	(597)	1988	January 2006	35
	St Petersburg	Florida		7,563	—	—	—	7,563	(954)	1961	January 2006	10
	St Petersburg	Florida		3,713	—	—	—	3,713	(282)	1962	January 2006	25
	St Petersburg	Florida		1,655	—	—	—	1,655	(192)	1961	January 2006	15
	St Petersburg	Florida		1,837	—	—	—	1,837	(214)	1966	January 2006	15
	St Petersburg	Florida		3,730	—	—	—	3,730	(360)	1968	January 2006	15
	St Petersburg	Florida		1,253	—	—	—	1,253	(147)	1968	January 2006	15
	St Petersburg	Florida		3,795	—	—	—	3,795	(451)	1969	January 2006	30
	St Petersburg	Florida		4,337	—	—	—	4,337	(327)	1984	January 2006	23
	Tampa	Florida		10,670	—	—	—	10,670	(822)	1969	January 2006	30
	Tampa	Florida		6,313	—	—	—	6,313	(481)	1986	January 2006	30
	Tarpon Springs	Florida		5,100	—	—	—	5,100	(475)	1965	January 2006	15
	Titusville	Florida		4,561	—	—	—	4,561	(353)	1966	January 2006	20
	West Palm Beach	Florida		4,369	—	—	—	4,369	(321)	1999	January 2006	38
	Winter Haven	Florida		11,021	—	—	—	11,021	(1,263)	1964	January 2006	10
	Winter Haven	Florida	(3)	3,683	—	—	—	3,683	(71)	1983	December 2006	40
	Chesterton	Indiana	(3)	11,419	—	—	—	11,419	(329)	1985	December 2006	40
	Fort Wayne	Indiana	(3)	1,966	—	—	—	1,966	(72)	1973	December 2006	40
	Indianapolis	Indiana	(3)	639	—	—	—	639	(33)	1968	December 2006	40
	Indianapolis	Indiana	(3)	5,201	—	—	—	5,201	(154)	1973	December 2006	40
	Jeffersonville	Indiana	(3)	2,695	—	—	—	2,695	(130)	1968	December 2006	40
	Ligonier	Indiana	(3)	4,632	—	—	—	4,632	(142)	1985	December 2006	40
	Logansport	Indiana	(3)	1,867	—	—	—	1,867	(72)	1974	December 2006	40
	Lowell	Indiana	(3)	2,196	—	—	—	2,196	(95)	1933	December 2006	30
	Richmond	Indiana	(3)	1,817	—	—	—	1,817	(39)	1987	December 2006	40
	Upland	Indiana	(3)	4,312	—	—	—	4,312	(141)	1975	December 2006	40
	Vincennes	Indiana		2,491	—	—	—	2,491	(86)	1968	February 2007	40
	Williamsport	Indiana	(5)	3,150	—	—	—	3,150	(41)	1971	July 2007	40
	Yorktown	Indiana	(3)	13,455	—	—	—	13,455	(395)	1983	December 2006	40
	Cedar Rapids	Iowa	(3)	11,838	—	—	—	11,838	(355)	1973	December 2006	40
	Salina	Kansas	(3)	2,937	—	—	—	2,937	(96)	1967	December 2006	40
	Albany	Kentucky	(3)	5,201	—	—	—	5,201	(163)	1964	December 2006	40
	Augusta	Kentucky	(3)	2,086	—	—	—	2,086	(77)	1964	December 2006	40
	Bedford	Kentucky	(3)	2,336	—	—	—	2,336	(82)	1976	December 2006	40
	Georgetown	Kentucky	(3)	5,819	—	—	—	5,819	(159)	1968	December 2006	40
	Taylorsville	Kentucky	(3)	8,544	—	—	—	8,544	(267)	1989	December 2006	40
	Cambridge	Maryland	(3)	11,399	—	—	—	11,399	(356)	1976	December 2006	40
	Elkton	Maryland	(3)	11,709	—	—	—	11,709	(348)	1977	December 2006	40
	Lexington Park	Maryland	(3)	4,811	—	—	—	4,811	(149)	1982	December 2006	40
	Chelmsford	Massachussetts	(3)	11,998	—	—	—	11,998	(272)	1967	December 2006	40
	Fairhaven	Massachussetts		3,901	—	—	—	3,901	(69)	1900	May 2007	40
	Clarksdale	Mississippi		4,038	—	—	—	4,038	(142)	1966	December 2006	35
	Gulfport	Mississippi	(4)	10,661	—	—	—	10,661	(343)	1979	December 2006	35
	Ocean Springs	Mississippi	(4)	10,435	—	—	—	10,435	(337)	1972	December 2006	35
	Pass Christian	Mississippi	(4)	5,201	—	—	—	5,201	(162)	1967	December 2006	35
	Waynesboro	Mississippi	(4)	8,010	—	—	—	8,010	(145)	1963	May 2007	35
	West Point	Mississippi		7,337	—	—	—	7,337	(236)	1976	December 2006	40
	Boulder City	Nevada	(5)	3,959	—	—	—	3,959	(272)	1979	May 2006	25
	Las Vegas	Nevada	(5)	7,914	—	—	—	7,914	(585)	1972	May 2006	25
	N. Las Vegas	Nevada	(5)	9,236	—	—	—	9,236	(645)	1978	May 2006	25
	Las Vegas	New Mexico	(3)	3,364	—	—	—	3,364	(107)	1969	December 2006	40
	Arden	North Carolina	(3)	7,281	—	—	—	7,281	(244)	1996	December 2006	40
	King	North Carolina	(3)	4,801	—	—	—	4,801	(164)	1993	December 2006	40
	Knightdale	North Carolina	(3)	5,618	—	—	(30)	5,588	(162)	1993	December 2006	40

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION

								Gross Amount of Which Carried at Close of Period(1)
				Initial Cost to Company
					Cost Capitalized Subsequent to Acquisition			Buildings, Land and Furniture and Equipment				Life on Which Depreciation in Latest Income Statement is Computed(2)
Description
				Buildings, Land and Furniture and Equipment					Accumulated Depreciation	Date of Construction
Type	City	State	Encumbrances		Improvements	Impairment	Other	Total			Date Acquired
Skilled Nursing Facilities:
	Lenoir	North Carolina	(3)	$9,244	$—	$—	$—	$9,244	$(278)	1990	December 2006	40
	Walnut Cove	North Carolina	(3)	8,321	—	—	—	8,321	(251)	1973	December 2006	40
	Woodfin	North Carolina	(3)	7,709	—	—	—	7,709	(236)	1993	December 2006	40
	Canton	Ohio	(3)	7,696	—	—	—	7,696	(246)	1973	December 2006	40
	Hilliard	Ohio	(3)	8,345	—	—	—	8,345	(259)	1965	December 2006	40
	Whitehouse	Ohio		5,446	—	—	—	5,446	(135)	1979	February 2007	40
	Moore	Oklahoma	(3)	3,184	—	—	—	3,184	(110)	1985	December 2006	40
	Ponca City	Oklahoma	(3)	3,853	—	—	—	3,853	(131)	1963	December 2006	40
	Seminole	Oklahoma	(3)	409	—	—	—	409	(38)	1965	December 2006	40
	Shawnee	Oklahoma	(3)	6,977	—	—	—	6,977	(220)	1973	December 2006	40
	Stillwater	Oklahoma	(3)	5,640	—	—	—	5,640	(176)	1969	December 2006	40
	Bristol	Pennsylvania		8,677	—	—	—	8,677	(1,094)	1969	January 2006	15
	Hillsdale	Pennsylvania		1,244	—	—	—	1,244	(54)	1900	December 2006	35
	Philadelphia	Pennsylvania	(5)	8,700	—	—	—	8,700	(674)	1977	June 2006	21
	State College	Pennsylvania	(5)	7,685	—	—	—	7,685	(115)	1962/64	June 2007	40
	Blountville	Tennessee		1,999	—	—	—	1,999	(71)	1981	February 2007	40
	Bolivar	Tennessee		10,120	—	—	—	10,120	(267)	1974	February 2007	40
	Camden	Tennessee		5,186	—	—	—	5,186	(138)	1975	February 2007	40
	Huntingdon	Tennessee		8,739	—	—	—	8,739	(221)	1978	February 2007	40
	Huntsville	Tennessee	(3)	10,770	—	—	—	10,770	(315)	1983	December 2006	40
	Jefferson City	Tennessee		13,412	—	—	—	13,412	(343)	1974	February 2007	40
	Kingsport	Tennessee	(3)	13,416	—	—	—	13,416	(392)	1980	December 2006	40
	Lawrenceburg	Tennessee	(3)	10,531	—	—		10,531	(319)	1969	December 2006	40
	Memphis	Tennessee		18,328	—	—	—	18,328	(462)	1978	February 2007	40
	Ripley	Tennessee		6,847	—	—	—	6,847	(175)	1980	February 2007	40
	Albany	Texas	(5)	525	—	—	—	525	(15)	1978	June 2007	40
	Amarillo	Texas	(3)	1,048	—	—	—	1,048	(35)	1969	December 2006	40
	(7) Austin	Texas	(5)	1,000	—	—	(600)	400	—	1977/90	June 2007	N/A
	Balch Springs	Texas	(5)	4,659	—	—	—	4,659	(73)	1971	June 2007	40
	Bowie	Texas	(5)	4,964	—	—	—	4,964	(90)	1955	June 2007	40
	Clarksville	Texas	(5)	5,575	—	—	—	5,575	(89)	1965	June 2007	40
	Cleburne	Texas	(5)	4,076	—	—	—	4,076	(72)	1972	June 2007	40
	Clyde	Texas	(5)	1,117	—	—	—	1,117	(24)	1963	June 2007	30
	Corpus Christi	Texas	(5)	9,680	—	—	—	9,680	(419)	1964	August 2006	35
	Crane	Texas	(5)	2,095	—	—	—	2,095	(57)	1996	March 2007	40
	Crowell	Texas	(5)	1,012	—	—	—	1,012	(21)	1975	June 2007	40
	Dallas	Texas	(5)	6,997	—	—	—	6,997	(89)	1976	June 2007	40
	El Paso	Texas	(5)	8,649	—	—	—	8,649	(124)	1979	June 2007	40
	El Paso	Texas	(5)	7,036	—	—	—	7,036	(100)	1975	June 2007	40
	Frankston	Texas	(3)	240	—	—	—	240	(30)	1972	December 2006	40
	Ft Worth	Texas	(5)	5,021	—	—	—	5,021	(82)	1970	June 2007	35
	Ft Worth	Texas	(5)	5,737	—	—	—	5,737	(82)	1972	June 2007	40
	Greenville	Texas	(5)	6,749	—	—	—	6,749	(100)	1976	June 2007	40
	Henderson	Texas	(5)	8,678	—	—	—	8,678	(135)	1966	June 2007	40
	Houston	Texas	(5)	10,109	—	—	—	10,109	(586)	1955	August 2006	25
	Houston	Texas	(5)	8,962	—	—	—	8,962	(428)	1960	August 2006	30
	Houston	Texas	(5)	1,236	—	—	—	1,236	(72)	1959	August 2006	30
	Houston	Texas	(5)	5,518	—	—	—	5,518	(85)	1973/84	June 2007	40
	Jacksonville	Texas	(5)	897	—	—	—	897	(28)	1973	June 2007	40
	Kerrville	Texas	(5)	10,880	—	—	—	10,880	(238)	2006	March 2007	40
	Lubbock	Texas	(5)	5,241	—	—	—	5,241	(73)	1977	June 2007	40
	Mcallen	Texas	(5)	2,062	—	—	—	2,062	(29)	1963	June 2007	37
	Mcallen	Texas	(5)	8,926	—	—	—	8,926	(124)	1986/91/95	June 2007	40
	Mesquite	Texas	(5)	9,480	—	—	—	9,480	(137)	1975	June 2007	40
	Mineral Wells	Texas	(5)	7,227	—	—	—	7,227	(101)	1975	June 2007	40
	Munday	Texas	(5)	401	—	—	—	401	(13)	1977	June 2007	40
	Pilot Point	Texas	(3)	3,723	—	—	—	3,723	(128)	1986	December 2006	40

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION

								Gross Amount of Which Carried at Close of Period(1)
				Initial Cost to Company
					Cost Capitalized Subsequent to Acquisition			Buildings, Land and Furniture and Equipment				Life on Which Depreciation in Latest Income Statement is Computed(2)
Description
				Buildings, Land and Furniture and Equipment					Accumulated Depreciation	Date of Construction
Type	City	State	Encumbrances		Improvements	Impairment	Other	Total			Date Acquired
Skilled Nursing Facilities:
	Pittsburg	Texas	(3)	$5,610	$—	$—	$—	$5,610	$(206)	1969	December 2006	35
	Plainvew	Texas	(5)	7,866	—	—	—	7,866	(113)	1993	June 2007	40
	Rosenburg	Texas	(5)	5,566	—	—	—	5,566	(89)	1977	June 2007	40
	Rusk	Texas	(5)	592	—	—	—	592	(21)	1970	June 2007	40
	San Antonio	Texas	(5)	4,277	—	—	—	4,277	(68)	1976	June 2007	40
	San Antonio	Texas	(5)	2,654	—	—	—	2,654	(45)	1965	June 2007	40
	Sulphur Springs	Texas	(5)	3,580	—	—	—	3,580	(68)	1969	June 2007	35
	Texarkana	Texas		3,623	—	—	—	3,623	(123)	1972	December 2006	40
	Texas City	Texas	(3)	5,530	—	—	—	5,530	(182)	1972	December 2006	40
	Texas City	Texas	(5)	2,959	—	—	—	2,959	(59)	1967	June 2007	35
	Vernon	Texas	(5)	907	—	—	—	907	(21)	1954	June 2007	40
	Weatherford	Texas	(5)	2,740	—	—	—	2,740	(48)	1967	June 2007	35
	White Settlement	Texas	(5)	3,370	—	—	—	3,370	(55)	1969	June 2007	40
	Wichita Falls	Texas	(5)	1,594	—	—	—	1,594	(31)	1963	June 2007	35
	Wichita Falls	Texas	(5)	1,107	—	—	—	1,107	(28)	1969	June 2007	35
	Green Bay	Wisconsin	(3)	6,523	—	—	—	6,523	(212)	1970	December 2006	40
	Omro	Wisconsin	(3)	4,268	—	—	—	4,268	(141)	1974	December 2006	40
	Rhinelander	Wisconsin		3,856	—	—	—	3,856	(353)	1967	June 2006	20
	Rhinelander	Wisconsin		2,877	—	—	—	2,877	(172)	1981	June 2006	25
	(6) Ripon	Wisconsin	(5)	4,111	—	—	—	4,111	(70)	1964	August 2007	30

Total Skilled Nursing Facilities				1,046,269	—	—	(630)	1,045,639	(42,687)

Total				$1,059,217	$—	$—	$(630)	$1,058,587	$(43,365)

(1)

	Year Ended December 31,
	2006	2007
	($ in thousands)
Balance at beginning of period	$—	$732,498
Additions during year:
Acquisitions	732,498	332,471
Deductions during year:
Cost of real estate sold	—	(5,217)
Impairments	—	(1,140)
Land seized via consent judgment	—	(30)

Balance at close of period	$732,498	$1,058,582

(2)
Period listed is for buildings only. Furniture and equipment is depreciated over 7 years for all properties. Land is not depreciated.

(3)
These properies collateralize our mortgage debt with Column Financial Inc., which totaled $284.4 million as of December 31, 2007.

(4)
These properties collaterize our mortgage debt with Highland Mortgage Company, which totaled $56.7 million as of December 31, 2007.

(5)
These properties collateralize our related party mortgage debt, which totaled $141.1 million as of December 31, 2007.

(6)
These properties are both a Skilled Nursing Facility and an Assisted Living Facility.

(7)
These properties are currently closed.

(8)
This property also has SNF beds, which are not currently utilized.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Balance Sheets

	March 31, 2008	December 31, 2007
	(Unaudited)
	($ in thousands)
ASSETS
Real estate investments:
Buildings and improvements	$910,300	$900,417
Land	107,197	106,620
Furniture and equipment	51,814	51,545
Less accumulated depreciation	(52,339)	(43,370)

Real estate investments, net	1,016,972	1,015,212
Loan, net	151,369	150,894
Cash and cash equivalents	7,163	16,088
Restricted cash	18,566	23,738
Deposits	13,965	13,758
Deferred financing fees, net	3,618	3,824
Intangible lease assets, net	19,933	21,351
Straight-line rent receivable	13,787	11,680
Receivables and other assets, net	2,453	2,470

Total assets	$1,247,826	$1,259,015

LIABILITIES, NONCONTROLLING INTERESTS AND MEMBER'S EQUITY
Liabilities:
Mortgage debt	$339,818	$341,086
Related party debt	247,743	247,743
Term debt	20,000	20,000
Lease obligations, net	50,144	51,918
Other liabilities	27,379	30,910

Total liabilities	685,084	691,657
Noncontrolling interests	43,158	44,808
Member's equity	519,584	522,550

Total liabilities, noncontrolling interests and member's equity	$1,247,826	$1,259,015

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Statements of Operations

	Three Months Ended March 31,
	2008	2007
	(Unaudited)
	($ in thousands)
Revenues:
Operating lease income	$26,709	$19,667
Interest and fee income	4,951	185

Total revenues	31,660	19,852
Expenses:
Interest expense	11,000	9,168
Depreciation	8,969	6,749
General and administrative	2,658	2,819

Total expenses	22,627	18,736
Income before noncontrolling interests expense	9,033	1,116
Noncontrolling interests expense	(1,153)	(1,352)

Net income (loss)	$7,880	$(236)

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Statements of Member's Equity
(Unaudited)
($ in thousands)

Total member's equity as of December 31, 2007	$522,550
Net distributions	(10,846)
Net income	7,880

Total member's equity as of March 31, 2008	$519,584

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

Combined Statements of Cash Flows

	Three Months Ended March 31,
	2008	2007
	(Unaudited) ($ in thousands)
Operating activities:
Net income (loss)	$7,880	$(236)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,969	6,749
Amortization of lease intangibles, net	(156)	691
Amortization of deferred financing fees	312	115
Amortization of deferred loan fees	(75)	—
Accretion of termination fee receivable	(400)	—
Increase in straight-line rent receivable	(2,107)	(1,637)
Decrease in receivables and other assets	67	84
(Decrease) increase in other liabilities	(4,126)	1,314

Cash provided by operating activities	10,364	7,080
Investing activities:
Acquisitions of real estate investments, net of cash acquired	(10,439)	(87,020)
Increase in deposits	(207)	(3,471)
Decrease (increase) in restricted cash	5,172	(905)

Cash used in investing activities	(5,474)	(91,396)
Financing activities:
Repayments of mortgage debt	(1,319)	(27)
Net (distributions) contributions	(12,496)	88,065

Cash (used in) provided by financing activities	(13,815)	88,038

(Decrease) increase in cash and cash equivalents	(8,925)	3,722
Cash and cash equivalents as of beginning of period	16,088	6,508

Cash and cash equivalents as of end of period	$7,163	$10,230

Supplemental information:
Noncash transactions from investing and financing activities:
Conversion of noncontrolling interests	$1,650	$11,533

See accompanying notes.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

        CapitalSource Inc. ("CapitalSource"), a Delaware corporation, is a commercial finance, investment and asset management company operating as a real estate investment trust ("REIT") and providing a broad array of financial products to middle market businesses. CapitalSource currently operates as three reportable segments: 1) Commercial Finance, 2) Healthcare Net Lease, and 3) Residential Mortgage Investment. The Commercial Finance segment comprises CapitalSource's commercial lending business activities; the Healthcare Net Lease segment comprises CapitalSource's direct real estate investment business activities; and the Residential Mortgage Investment segment comprises CapitalSource's residential mortgage investment activities.

        CapitalSource completed its first healthcare-related facilities acquisition in January 2006. The real estate investments comprising CapitalSource's Healthcare Net Lease segment are primarily income producing healthcare-related facilities, principally skilled nursing facilities ("SNFs"), located in the United States. CapitalSource's real estate investments are generally leased to tenants under triple-net leases. Under a typical triple-net lease, an operator agrees to pay a base monthly operating lease payment, subject to annual escalations, and all facility operating expenses, including real estate taxes and insurance, as well as make capital improvements.

        CapitalSource intends to contribute all of the assets and liabilities of its Healthcare Net Lease segment along with a $150.0 million participation in a $375.0 million mezzanine loan to CapitalSource Healthcare REIT ("CHR"), a newly formed, wholly owned subsidiary of CapitalSource as part of a plan to complete an initial public offering of less than 50% of CHR's common shares of beneficial interest. All of the shares to be sold in this offering will be sold by CapitalSource.

        These combined financial statements reflect the combined financial position and results of operations of CapitalSource's HealthCare Net Lease segment and the $150.0 million loan participation carved out of the accounts of CapitalSource (the "Carve-out Entity") as if the Carve-out Entity had been a separate stand-alone company owning these assets and related liabilities for the respective periods presented. All amounts presented herein have been reflected at CapitalSource's historical basis.

        For all periods presented, certain management, administrative and operational services of CapitalSource were shared between the Carve-out Entity and other CapitalSource segments. For purposes of financial statement presentation, the costs for these shared services have been allocated to the Carve-out Entity based on actual direct costs incurred and an allocation of indirect costs. See Note 9, Related Party Transactions, for additional information about these allocations. CapitalSource's management believes that the allocations are reasonable. However, actual expenses may have been materially different from the allocated expenses if the Carve-out Entity had operated as an unaffiliated stand-alone entity.

        In these combined financial statements, unless the context otherwise requires or indicates, references to "we," "our," and "us" refer to the Carve-out Entity.

Note 2. Summary of Significant Accounting Policies

Unaudited Interim Combined Financial Statements Basis of Presentation

        Our interim combined financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and pursuant to the requirements of Article 10 of Regulation S-X on interim financial statements. Accordingly, certain

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

disclosures accompanying interim combined financial statements prepared in accordance with GAAP are omitted. In the opinion of management, all adjustments and eliminations, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods, have been included. The current period's results of operations are not necessarily indicative of the results that ultimately may be achieved for the year. The interim unaudited combined financial statements and notes thereto should be read in conjunction with the audited combined financial statements for the year ended December 31, 2007 and notes thereto included elsewhere in this prospectus.

        The accompanying financial statements reflect our combined accounts, including those of our majority-owned subsidiaries. The portion of the net income or loss attributable to third parties owning noncontrolling interests in one of our subsidiaries is reported as noncontrolling interests expense on our combined statements of operations and such parties' portion of the net equity in such subsidiaries is reported on our combined balance sheets as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

        Except as discussed below, our accounting policies are described in Note 2, Summary of Significant Accounting Policies, of our audited combined financial statements as of December 31, 2007 included elsewhere in this prospectus. The following accounting policy became a significant accounting policy during the three months ended March 31, 2008:

Fair Value Measurements

        We adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants.

        SFAS No. 157 establishes a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value. The hierarchy prioritizes observable data from active markets, placing measurements using those inputs in Level 1 of the fair value hierarchy, and gives the lowest priority to unobservable inputs and classifies these as Level 3 measurements. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

        Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;

        Level 2—Valuations based on quoted prices for similar assets or in markets that are not active or for which all significant inputs are observable either directly or indirectly; and

        Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

        A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

        Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measurement. Therefore, even when

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

market assumptions are not readily available, management's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

New Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 applies whenever other accounting standards require or permit fair value measurement. In February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157 ("FSP SFAS 157-2"), which delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. Therefore, we have not yet applied the provisions of SFAS No. 157 to items such as real estate investments and intangible lease assets measured at fair value for impairment assessment. Effective January 1, 2008, we adopted the provisions of SFAS No. 157, except for items covered by FSP SFAS 157-2, and it did not have a significant effect on fair value measurements in our combined financial statements. We have not completed our assessment of the impact of the adoption of FSP SFAS 157-2 on our combined financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS No. 141(R)"), which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The effective date for SFAS No. 141(R) is for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We plan to adopt SFAS No. 141(R) on January 1, 2009. We have not completed our assessment of the impact of the adoption of SFAS No. 141(R) on our combined financial statements.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 ("SFAS No. 160"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the combined entity that should be reported as equity in the combined financial statements. SFAS No. 160 also amends certain consolidation procedures for consistency with the requirements of FASB Statement No. 141(R). The effective date for SFAS No. 160 is the beginning of the first fiscal year beginning after December 15, 2008. We plan to adopt SFAS No. 160 on January 1, 2009. We have not completed our assessment of the impact of the adoption of SFAS No. 160 on our combined financial statements.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3. Real Estate Investments

        Our real estate investments primarily consist of long-term care facilities generally leased through long-term, triple-net operating leases. As of March 31, 2008, our real estate investments included 181 SNFs, four assisted living facilities ("ALFs") and two long-term acute care hospitals.

        As of March 31, 2008 and December 31, 2007, real estate investments with total carrying values of $691.0 million and $696.5 million, respectively, were financed through either mortgage debt or term debt. See Note 5, Borrowings, for additional information.

Note 4. Intangible Lease Asset and Lease Obligations

        As of March 31, 2008 and December 31, 2007, intangible lease assets totaled $19.9 million and $21.4 million, respectively, net of $6.9 million and $6.3 million, respectively, in accumulated amortization. The weighted average amortization periods of these intangible assets as of March 31, 2008 and December 31, 2007 were approximately 7.8 years and 7.6 years, respectively. As of March 31, 2008 and December 31, 2007, our lease obligations totaled $50.1 million and $51.9 million, respectively, net of $7.5 million and $5.7 million, respectively, in accumulated amortization. The weighted average amortization periods of these lease obligations as of March 31, 2008 and December 31, 2007 was approximately 9.1 years.

        For the three months ended March 31, 2008, operating lease income was increased by $0.2 million due to the amortization of our intangible lease assets and lease obligations, which totaled $0.4 million and $0.6 million, respectively. For the three months ended March 31, 2007, operating lease income was reduced by $0.7 million due to the amortization of our intangible lease assets and lease obligations, which totaled $1.5 million and $0.8 million, respectively.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (Continued)

Note 5. Borrowings

        As of March 31, 2008 and December 31, 2007, our borrowings were as follows:

	March 31, 2008	December 31, 2007	Interest Rate(1)	Maturity Date
	($ in thousands)
Mortgage debt:
Senior secured note(2)	$247,493	$248,447	LIBOR + 1.54%	April 2009(3)
Mezzanine note(2)	35,778	35,916	LIBOR + 4.00%	April 2009(3)
Senior secured notes guaranteed by HUD(4)	56,547	56,723	6.61%(5)	January 2036-May 2040

Total mortgage debt	339,818	341,086

Term debt:
Junior subordinated seller notes	20,000	20,000	9.00%	December 2021

Related party debt:
Promissory notes	106,660	106,660	LIBOR + 3.00%	Upon demand
Mortgage notes(6)	141,083	141,083	LIBOR + 2.30%	April 2017

Total related party debt	247,743	247,743

Total borrowings	$607,561	$608,829

(1)
Interest rates are as of March 31, 2008. As of March 31, 2008, 30-day LIBOR was 2.70%.

(2)
As of March 31, 2008, 65 properties, with a total carrying value of $360.6 million, collateralized this mortgage debt.

(3)
These loans have three year extensions that can be exercised at our option.

(4)
As of March 31, 2008, eleven properties, with a total carrying value of $100.3 million, collateralize this mortgage debt.

(5)
Interest rates on these notes are fixed at rates that are between 5.20% and 7.33% and have a weighted average fixed interest rate of 6.61%.

(6)
As of March 31, 2008, 49 properties, with a total carrying value of $230.1 million, and the cash flows generated by these properties collateralize this mortgage debt.

Covenants

        We are required to comply with financial and non-financial covenants related to our debt financings, including debt service coverage covenants. Failure by us to meet the covenants could result in an event of default and the commencement of foreclosure proceedings on the mortgages securing payment of the debt. Under the covenants of our mortgage debt with Column, CapitalSource is required to maintain a minimum net worth of $500.0 million. Failure by CapitalSource to meet this

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (Continued)

Note 5. Borrowings (Continued)

covenant could result in an event of default and the commencement of foreclosure proceedings on the mortgages securing payment of the debt.

Note 6. Commitments and Contingencies

        As of March 31, 2008, we had identified conditional asset retirement obligations primarily related to the future removal and disposal of asbestos that is contained within certain of our real estate investment properties. The asbestos is appropriately contained, and we believe we are compliant with current environmental regulations. If these properties undergo major renovations or are demolished, certain environmental regulations are in place, which specify the manner in which asbestos must be handled and disposed. Under FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB No. 143, we are required to record the fair value of these conditional liabilities if they can be reasonably estimated. As of March 31, 2008, sufficient information was not available to estimate our liability for conditional asset retirement obligations as the obligations to remove the asbestos from these properties have indeterminable settlement dates. As such, no liability for conditional asset retirement obligations was recorded on our accompanying audited combined balance sheet as of March 31, 2008.

        As of March 31, 2008 and December 31, 2007, we had outstanding commitments related to lease incentives of $2.0 million and $2.3 million, respectively.

        From time to time we are party to legal proceedings. We do not believe that any currently pending or threatened proceeding, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations, including our cash flows.

Note 7. Related Party Transactions

        As of March 31, 2008 and December 31, 2007, we had outstanding related party debt of $247.7 million, respectively. The related party debt had outstanding accrued interest totaling $2.6 million and $3.1 million as of March 31, 2008 and December 31, 2007, respectively.

        For the three months ended March 31, 2008, we received contributions from CapitalSource totaling approximately $26.4 million and made distributions to CapitalSource totaling approximately $37.2 million.

        Our combined statements of operations for the three months ended March 31, 2008 and 2007, include the following related party income and expenses:

	Three Months Ended March 31,
	2008	2007
	($ in thousands)
Allocated interest income(1)	$164	$148
Related party interest expense(2)	5,442	3,229
Allocated general and administrative expenses(3)	2,505	1,235

    (1)
    Represents an allocation of interest income earned on cash held and managed by CapitalSource Inc. on our behalf.

CapitalSource Healthcare Net Lease Segment and Loan
(A Carve-out of CapitalSource Inc.)

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (Continued)

Note 7. Related Party Transactions (Continued)

    (2)
    Includes interest expense on our related party debt issued by CapitalSource Inc. and an allocated cost to finance certain other assets of the Carve-out Entity by CapitalSource Inc.

    (3)
    To facilitate operating efficiency, CapitalSource Inc. provides office space, equipment, certain administrative support, and other assistance to the Carve-out Entity. As a result, overhead expenses (including compensation and benefits) have been allocated to the Carve-out Entity at cost based on the relative value of its real estate and loan assets to CapitalSource's portfolio.

        CapitalSource's management believes that the aforementioned allocations are reasonable. However, actual expenses may have been materially different from the allocated expenses if the Carve-out Entity had operated as an unaffiliated stand-alone entity.

Note 8. Concentrations of Risk

        As of March 31, 2008, the single largest industry concentration in our real estate investments was SNFs, which made up approximately 99% of the investments. As of March 31, 2008, the largest geographical concentration in real estate investments was Florida, which made up approximately 33% of the investments carrying value.

        We may lease an individual property to a single tenant as part of an individual lease or we may lease multiple properties to a single tenant as part of a master lease. We may also enter into multiple leases with a single tenant. In addition, certain of our individual tenants may be different subsidiaries of a common parent company or may have received guarantees from a common guarantor. Therefore, for determining concentrations of risk, we aggregate properties into tenant groups based upon the following:

  (1)
  related acquired properties under leases that share the same tenant or guarantor, or

  (2)
  a single entity that may be held liable for the rental payments on two or more properties as either tenant or guarantor (cross-collateralization or cross-default provisions).

        Based on the tenant groupings described above, we have three tenant groups that accounted for greater than 10% of our revenues for the three months ended March 31, 2008. For the three months ended March 31, 2008, the properties leased to Florida Institute for Long Term Care, LLC accounted for approximately 11% of our revenues; the properties leased to New Bell Facilities Services, L.P. accounted for 12% of our revenues; and the properties leased to the tenant group consisting of the Delta Health Group, Inc., Pensacola Health Trust, Inc. and Cordova Rehab, Inc. (the "Delta Tenant Group") accounted for approximately 12% of our revenues.

        As discussed in Note 5, Loan, we had a $150.0 million participation in a $375.0 million mezzanine loan made in July 2007 by an affiliate of CapitalSource to FC—Gen Acquisition Inc. For the three months ended March 31, 2008, this loan accounted for approximately 15% of our total revenues.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of CapitalSource Healthcare REIT

        We have audited the accompanying balance sheet of CapitalSource Healthcare REIT (the "Company") as of May 30, 2008. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at May 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia
August 5, 2008

CapitalSource Healthcare REIT

Balance Sheet
As of May 30, 2008

ASSETS
Assets	$—

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities	$—
Shareholder's Equity:
Preferred stock, $0.01 par value, 1,000 shares authorized, 0 shares issued and outstanding	—
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Subscription receivable	(1)

Total shareholder's equity	—

Total liabilities and shareholder's equity	$—

See accompanying notes.

CapitalSource Healthcare REIT
May 30, 2008
NOTES TO BALANCE SHEET

1. Organization

        CapitalSource Healthcare REIT was formed as a Maryland real estate investment trust ("REIT), on May 30, 2008. We are managed by CapitalSource Finance LLC ("CapitalSource"), a wholly owned subsidiary of CapitalSource Inc ("CapitalSource"). Under our Declaration of Trust, we are authorized to issue up to 1,000 preferred shares. We have not conducted any operations since our formation.

2. Formation of the Company / Initial Public Offering

        We were formed as a wholly owned subsidiary of CapitalSource for the purpose of completing an initial public offering of our common shares of beneficial interest and thereafter conducting CapitalSource's healthcare net lease business. To that end, immediately prior to consummation of this offering CapitalSource has agreed to contribute to us a portfolio of 187 facilities located in 23 states, which are leased by 41 operator groups. Approximately 99% of these facilities are skilled nursing facilities, with the remainder being either long-term acute care facilities or assisted living facilities. These assets constitute all of the assets and liabilities of CapitalSource's Healthcare Net Lease segment. In addition, CapitalSource has agreed to contribute to us a $150.0 million participation in a $375.0 million mezzanine loan it originated in 2007.

        In exchange for these assets, we will issue to CapitalSource a number of our common shares equal to the quotient of the difference between the total assets we will acquire and the related indebtedness we will assume in the contribution transactions, divided by the initial public offering price. CapitalSource will sell all of the shares to be offered for sale in the offering, and will receive all of the proceeds therefrom. Following completion of the offering, we anticipate that we will be a majority owned subsidiary of CapitalSource and we expect to invest primarily in income producing healthcare-related facilities, principally skilled nursing facilities located in the United States, through triple-net lease structures.

        We cannot assure you that any offering will be consummated and, if it is not consummated, the contribution of our initial assets will not occur.

3. Summary of Significant Accounting Policies

        The balance sheet has been prepared by management in accordance with U.S. generally accepted accounting principles ("GAAP").

                    Shares

Common Shares of Beneficial Interest

Prospectus
, 2008

Banc of America Securities LLC    Citi    Credit Suisse

        Until                    , 2008 all dealers that buy, sell or trade the common shares may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, all of which are being borne by CapitalSource. All amounts except the SEC registration fee, the FINRA filing fee and the NYSE listing fee are estimates.

SEC registration fee		$13,559
FINRA filing fee		$35,000
NYSE listing fee	$
Printing and engraving expenses	$
Transfer agent and registrar fees	$
Legal fees and expenses	$
Blue sky fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$

Total	$

Item 32.    Sales to Special Parties.

        Not applicable.

Item 33.    Recent Sales of Unregistered Securities.

        In connection with the contribution to us of our initial assets, we have agreed to issue common shares to CapitalSource in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

Item 34.    Indemnification of Directors and Officers.

        The Maryland REIT Law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the Maryland General Corporation Law, or the MGCL, for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities or in the defense of any claim, issue or matter in any such proceeding. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        According to Maryland law, a court may also order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of the following:

  •
  a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

        To the maximum extent permitted by Maryland law, our declaration of trust and bylaws include provisions limiting the liability of our present and former trustees and officers or any individual who, at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner (each, an "Indemnified Party"), from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status in any of the foregoing capacities and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. In addition, our bylaws, to the maximum extent permitted by Maryland law, require us to indemnify any of our present and former trustees and officers or any individual who, at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of the proceeding.

        We have also entered into indemnification agreements with our trustees and our officers providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

        We have obtained an insurance policy under which our trustees and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act of 1933.

        We have been advised that the SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act of 1933 is against public policy and is therefore unenforceable.

Item 35.    Treatment of Proceeds From Stock Being Registered.

        None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial Statements and Exhibits.

        (a)    Financial Statements.    See page F-1 for an index of the financial statements that are being filed as part of this Registration Statement.

        (b)    Exhibits.    Incorporated by reference to the Exhibit Index attached hereto and made a part hereof by reference.

Item 37.    Undertakings.

        (a)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing, specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (c)    The undersigned registrant hereby undertakes that:

    (i)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (ii)
    For the purposes determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on August 6, 2008.

CapitalSource Healthcare REIT
By:	/s/ JAMES J. PIECZYNSKI Name: James J. Pieczynski Title: President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned trustees and officers of CapitalSource Healthcare REIT, do hereby constitute and appoint John K. Delaney, James J. Pieczynski, and Elizabeth A. Stone, and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and our behalf in our capacities as trustees and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Trust to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 6, 2008.

Signature	Title

/s/ JAMES J. PIECZYNSKI James J. Pieczynski	President, Chief Executive Officer and Trustee (Principal Executive Officer)
/s/ JOHN K. DELANEY John K. Delaney	Chairman of the Board of Trustees
/s/ ALEXANDER J. CHAVEZ Alexander J. Chavez	Chief Financial Officer (Principal Financial Officer)
/s/ IMRAN JAVAID Imran Javaid	Controller (Principal Accounting Officer)

 EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
2.1	Form of Master Transaction Agreement between CapitalSource Inc. and CapitalSource Healthcare REIT.*
3.1	Form of Articles of Amendment and Restatement of Declaration of Trust.*
3.2	Form of Amended and Restated Bylaws.*
5.1	Opinion of Hogan & Hartson LLP regarding the legality of the securities being registered.*
8.1	Opinion of Hogan & Hartson LLP regarding tax matters.*
10.1	Form of Registration Rights Agreement between CapitalSource Healthcare REIT and CapitalSource Inc.*
10.2	Form of Management Agreement between CapitalSource Healthcare REIT and CapitalSource Finance LLC.*
10.3.1	Form of CapitalSource Healthcare REIT Equity Plan.*
10.3.2	Form of Restricted Share Award Agreement for Executive Officers.*
10.3.3	Form of Restricted Share Award Agreement for Trustees.*
10.4	Form of Indemnification Agreement between CapitalSource Healthcare REIT and its trustees and officers.*
10.5	Form of Intellectual Property Agreement between CapitalSource Inc. and CapitalSource Healthcare REIT.*
10.6	Form of Indemnification Agreement between CapitalSource Inc. and CapitalSource Healthcare REIT.*
10.7	Form of Sublease Agreement between CapitalSource Finance LLC and CapitalSource HealthCare REIT.*
21.1	Subsidiaries of CapitalSource HealthCare REIT.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Hogan & Hartson LLP (contained in Exhibit 5.1).*
23.3	Consent of Hogan & Hartson LLP (contained in Exhibit 8.1).*
24.1	Powers of Attorney (contained on signature page).
99.1	Consents of Trustee Nominees.

*
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY FINANCIAL AND PRO FORMA INFORMATION
RISK FACTORS
CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DISTRIBUTION POLICY
CAPITALIZATION
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Balance Sheet As of March 31, 2008 ($ in thousands)
NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
Unaudited Pro Forma Combined Statement of Operations For the Three Months Ended March 31, 2008 ($ in thousands, except per share data)
Unaudited Pro Forma Combined Statement of Operations For the Three Months Ended March 31, 2007 ($ in thousands, except per share data)
Unaudited Pro Forma Combined Statement of Operations For The Year Ended December 31, 2007 ($ in thousands, except per share data)
NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
SELECTED COMBINED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
Lease Expirations
MANAGEMENT AGREEMENT
CONFLICTS OF INTEREST IN OUR RELATIONSHIP WITH CAPITALSOURCE
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
OTHER ARRANGEMENTS BETWEEN CAPITALSOURCE AND US
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Balance Sheets
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Statements of Operations
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Statements of Member's Equity ($ in thousands)
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Statements of Cash Flows
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) NOTES TO THE COMBINED FINANCIAL STATEMENTS
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Balance Sheets
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Statements of Operations
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Statements of Member's Equity (Unaudited) ($ in thousands)
CapitalSource Healthcare Net Lease Segment and Loan (A Carve-out of CapitalSource Inc.) Combined Statements of Cash Flows
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CapitalSource Healthcare REIT Balance Sheet As of May 30, 2008
CapitalSource Healthcare REIT May 30, 2008 NOTES TO BALANCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 31. Other Expenses of Issuance and Distribution.
  Item 32. Sales to Special Parties.
  Item 33. Recent Sales of Unregistered Securities.
  Item 34. Indemnification of Directors and Officers.
  Item 35. Treatment of Proceeds From Stock Being Registered.
  Item 36. Financial Statements and Exhibits.
  Item 37. Undertakings.
SIGNATURES
EXHIBIT INDEX